Exhibit 15.1: Integrated Annual Report for the 20-F 2021 dated October 29, 2021

INTEGRATED ANNUAL REPORT FOR THE 20-F 2021

ABOUT THIS REPORT

Harmony’s 2021 integrated annual report is for the financial year ended 30 June 2021 (FY21). Aimed primarily at investors, it covers all our operations and activities in South Africa and Papua New Guinea, their impacts and most material matters during the period. Significant events between year end and the date of approving this report are also noted.

This report aims to provide a holistic view of the company. It explains our business model, which informs our strategy as well as how we create and share value, and covers our performance – environmental, social, governance, operational and financial – for the year. Our overarching governance framework, using an integrated risk-based approach, guides all our decisions and is critical in ensuring and protecting value creation and delivery of our strategic objectives.

We aim to provide balanced, accurate and accessible information to enable readers to assess our performance over the past year and our ability to create value over time.

In compiling this report, we have determined our reporting boundary by taking into account:

REPORTING BOUNDARY FOR THE INTEGRATED REPORT

•Risks and opportunities resulting from our external operating context •Risks and opportunities from operational, social and environmental variables.

FINANCIAL REPORTING BOUNDARY

•Wholly owned subsidiaries/entities •Joint arrangements •Investments where we have significant influence.

Investors and financiers	Employee and unions

Communities and non-governmental organisations

Government and regulators	Suppliers

Materiality
This report addresses aspects that have a material impact on our performance now or in future, and therefore our ability to deliver on our strategy. These issues may also affect our ability to create and preserve value in the short, medium and long term.

Key to determining these aspects is engaging with stakeholders to identify their primary concerns. For a better understanding, see the section on stakeholder engagement. Our material issues are detailed on page 26, while risks and opportunities are discussed from page 24 – these sections provide context for how material issues are being managed.

While this report is aimed primarily at providers of financial capital, when read with the ESG report 2021, we trust we have addressed the information requirements of all stakeholders.

Reporting frameworks, guidelines and standards considered in compiling this report include:

•International Integrated Reporting Framework 2021
•King Report on Corporate Governance for South Africa, 2016 (King IVTM*)
•JSE Listings Requirements
•GRI Standards for sustainability reporting
•United Nations Sustainable Development Goals (SDGs)
•International Council on Mining and Metals – 10 principles
•United Nations Global Compact
•Voluntary Principles on Security and Human Rights
•World Gold Council’s Responsible Mining Principles

We have also considered the Principles for Responsible Investment, a United Nations-supported international network of investors, which reflect the increasing prominence of environmental, social and governance (ESG) issues to investors.

*    Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all its rights are reserved.

Our 2021 suite of reports:
•Integrated annual report 2021
•Environmental, social and governance report (ESG Report) 2021
•Mineral Resources and Mineral Reserves 2021
•Report to shareholders 2021
•Financial report 2021
•Operational report 2021
•Climate-related financial disclosures* 2021

*Referred to in our reporting suite as TFCD report.

Other reports:
•Form 20-F
Annual report filed with the United States Securities and Exchange Commission, in compliance with the listing requirements of the New York Stock Exchange
•Global Reporting Initiative Scorecard
An index of the indicators reported in terms of the Global Reporting Initiative

Directors’ responsibility
for the integrated annual report 2021

The Harmony board of directors has ultimate accountability for the integrity and accuracy of this integrated annual report. The board believes this report has been prepared in accordance with the International Integrated Reporting Council’s Integrated Reporting Framework (2021). Based on the recommendations of the audit and risk committee and the social and ethics committee, the board has reviewed the report and confirms it addresses the most material issues currently facing Harmony and presents a balanced, accurate and representative view of the company and its strategy, its performance in the past financial year and its future ability to create and preserve value. The remuneration report was reviewed and approved by the remuneration committee.

The board approved this report on 28 October 2021.

Dr Patrice Motsepe Chairman	Peter Steenkamp Chief executive officer
Boipelo Lekubo Financial director	Fikile De Buck Chairperson: audit and risk committee
Dr Simo Lushaba Chairperson: social and ethics committee	Vishnu Pillay Chairperson: remuneration committee

Reference:
A glossary of terms is included at the end of this report. For convenience:
•PGK – kina, the currency of Papua New Guinea
•Moz – million ounces
•Mt – million tonnes
•Mlb – million pounds
•All production volumes are in metric tonnes (t), unless specifically stated as imperial tons.

While our reporting currency is the South African rand, US dollar equivalents of significant financial metrics, along with percentage movements, are provided to aid sector and peer comparisons.

Icons used in this report

OUR STRATEGIC PILLARS
Responsible stewardship
Operational excellence
Cash certainty
Effective capital allocation

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R15.40 per US$1.00 for fiscal 2021 and R15.66 per US$1.00 for fiscal 2020). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.

CAPITAL INPUTS
Human capital
Financial capital
Manufactured capital
Intellectual capital
Natural capital
Social and relationship capital

Who we are

Harmony is an emerging-market gold mining and exploration specialist with a copper footprint. We operate in South Africa and Papua New Guinea, one of the world’s premier new gold-copper regions.

With over 70 years in the industry, Harmony is an experienced emerging-market gold miner and the largest gold producer by volume in South Africa. The company is also a significant operator of gold tailings retreatment facilities. Our operations in Papua New Guinea include the Hidden Valley gold mine and our joint-venture stake in the Wafi-Golpu copper-gold project.

Our purpose
A global, sustainable gold producer, creating shared value for all stakeholders while leaving a lasting positive legacy:
•Creating longevity, profitability and sustainability
•Committed to safe, ethical, social and ecologically responsible mining
•Positioning our business to contribute to a low-carbon future.

Our mission
To create value by operating safely and sustainably, and growing our margins.

Our values
•No matter the circumstances, safety is our main priority
•We are all accountable for delivering on our commitments
•Achievement is core to our success
•We are all connected as one team
•We uphold honesty in all our business dealings and communicate openly with stakeholders.

Our impact
At Harmony, we understand that our activities and the way we conduct business affects the lives of the people we employ, communities that surround our mines and the environment. This impact has economic and social implications for our stakeholders and the countries in which we operate. In line with our purpose, we strive to ensure that our contribution is positive on balance and that our positive legacy endures once mining stops.

Shareholders
Our largest shareholder is African Rainbow Minerals Limited (ARM), which has a stake of 12.12% in Harmony. Our remaining shareholders are geographically diverse and include some of the largest fund managers globally. The largest shareholder base is in the United States (over 50%), followed by South Africa.

Market capitalisation
Headquartered in Randfontein, South Africa, Harmony has its primary listing on Johannesburg’s stock exchange, the JSE Limited (HAR). It also has an American depositary receipt programme listed on the New York Stock Exchange (HMY). At 30 June 2021, our market capitalisation is R32.5 billion (US$2.3 billion) (30 June 2020: R43.3 billion; US$2.5 billion).

Doing what we know best
South African gold-mining champion – delivering value-enhancing consolidation	Proven expertise in driving efficiencies safely	Elevated margins and operating free cash flow
•Emerging-market specialist (South Africa and Papua New Guinea)
•Significant increase in South African production from Moab Khotsong acquisition, followed by Mponeng and Mine Waste Solutions acquisition
•Meaningful value-enhancing improvement in South African recovered grade through acquisition, development
•Acquisition synergies and other investments have potential to reduce all-in sustaining costs.

•Safety, a core value
•Focus – quality ounces and cost reduction aimed at lowering all-in sustaining costs
•Proven track record – sustaining and prolonging operating lives of deep-level mines
•Wealth of mining expertise – combined, senior executive management and prescribed officers have decades of industry experience.

•Positioned to benefit from gold price and foreign exchange (operating free cash flow highly geared to current gold price environment)
•Locking in high margin for future returns
•Strengthened balance sheet supports future growth and capital returns
•Regional consolidation in South Africa will unlock significant value, synergies and scale
•Portfolio value supported by joint ownership of Wafi-Golpu asset.

WHERE WE OPERATE

South Africa
Production:
1.38Moz (90%)
Located on the Witwatersrand Basin and Kraaipan Greenstone Belt, our South African operations accounted for 71% of group Mineral Resources (gold and gold equivalent ounces) and 58% of group Mineral Reserves at year end.

UNDERGROUND

West Rand[1]
Doornkop LoM* 14 years 4 146 employees Annual production 117 993oz Grade 4.31g/t
Kusasalethu LoM 3 years 4 260 employees Annual production 128 570oz Grade 5.65g/t
Mponeng[2] LoM 8 years 5 308 employees Annual production 175 092oz* Grade 7.97g/t

Klerksdorp goldfield[3]
Moab Khotsong LoM 24 years[4] 6 209 employees Annual production 230 391oz Grade 7.94g/t

Free State
Tshepong Operations LoM 20 years 9 164 employees Annual production 238 526oz Grade 4.76g/t
Bambanani LoM 3 years 1 639 employees Annual production 64 044oz Grade 8.78g/t
Target 1 LoM 7 years 1 865 employees Annual production 51 536oz Grade 3.28g/t
Joel LoM 9 years 2 032 employees Annual production 45 783oz Grade 3.97g/t
Masimong LoM 1.5 years 2 064 employees Annual production 64 687oz Grade 3.95g/t
SURFACE

North West
Kalgold LoM 12 years 700 employees Annual production 35 655oz Grade 0.74g/t
Mine Waste Solutions[2] LoM 17 years 1 276 employees Annual production 66 133oz Grade 0.116g/t
Waste-rock dumps Annual production 41 250oz Grade 0.285g/t
West Rand[1]
Waste-rock dumps Annual production 41 506oz Grade 0.324g/t
Free State
Central Plant Reclamation LoM 14 years 249 employees Annual production 18 101oz Grade 0.140g/t
Phoenix LoM 7 years 333 employees Annual production 25 046oz Grade 0.126g/t
Waste-rock dumps Annual production 32 343oz Grade 0.616g/t
1    The West Rand is on the border between Gauteng and North West.
2    Production for nine months from October 2020 to June 2021.
3    North West.
4    Includes Zaaiplaats.
*    LoM – life-of-mine.

Papua New Guinea
Production:
~150 755oz (10%)
Located on the New Guinea Mobile Belt, in Morobe Province, our PNG operation accounted for 29% of group Mineral Resources (gold and gold equivalent ounces) and 42% of group Mineral Reserves at year end.

Hidden Valley	Wafi-Golpu
Open-pit gold and silver mine LoM 6 years 2 228 employees Annual production 150 755oz Grade 1.37g/t	Proposed underground copper-gold joint operation – 50% LoM 28 years Projected grade 1.27% copper, 0.9g/t gold	Multiple exploration areas

BUSINESS MODEL

HOW WE CREATE VALUE YEAR ON YEAR

INPUTS

NATURAL CAPITAL
Natural resources, such as our orebodies, water and energy, used to operate our business
•Mineral Reserve of 42.45Moz gold and gold equivalents (FY20: 36.50Moz)
•Land under management 95 255ha (FY20: 69 159ha)
•Ore milled 49.25Mt (FY20: 25.43Mt)
•Resources consumed:
–Water for primary activities 30 306 000m3 (FY20: 19 692 000m3)
–Electricity 4 123 000MWh (FY20: 3 171 000MWh).

See Mineral Resources and Reserves summary in our Integrated annual report 2021 and Environmental management and stewardship

HUMAN CAPITAL
Skills and know-how of our workforce
•48 113 permanent and contract employees (FY20: 39 714)
•Training 94% of workforce
•Transformation to create a more diverse and representative workforce, focused on recruiting from local communities.

Refer to Caring for our workforce

INTELLECTUAL CAPITAL
Intangibles associated with our brand and reputation, organisational systems and related procedures
•Skills and expertise as global leader in deep-level gold mining
•Digitisation under way
•Unique systems and processes.

MANUFACTURED CAPITAL
Physical infrastructure or technology we use
•Operational and associated infrastructure, equipment
•Production costs R29.8bn (US$1.9bn) (FY20: R22.1bn, US$1.4bn)
•Capital expenditure of R5.1bn (US$331m) (FY20: R3.6bn, US$230m)
•Mining rights and leases
•Exploration and growth projects
•Exploration spend, including Wafi-Golpu, R166m ((US$11m)) (FY20: R259m, (US$17m)).

See Operational performance and Exploration and projects

FINANCIAL CAPITAL
Includes funds from financing or generated by productivity •Total equity R31.2bn (US$2.2bn) (FY20: R23.4bn, US$1.4bn)) •Cash generated by operating activities R9.2bn (US$596m) (FY20: R4.7bn, US$302m).
See Financial director’s report in our Integrated annual report 2021

SOCIAL AND RELATIONSHIP CAPITAL
Relationships with all stakeholders
•Values and code of ethics guiding engagement
•Governance and corporate responsibilities
•Stakeholders: investors, employees, government and regulators, communities and suppliers.

See Stakeholder engagement

OPERATING CONTEXT

Our strategy To produce safe, profitable ounces and improve margins through responsible stewardship, operational excellence and effective capital allocation.

Activities We focus on mining gold from mature deep-level and surface operations, processing ore and selling the product to the market for further refinement. We also deliver on capital projects.

A competitive advantage
Harmony is a world leader in surface and deep-level mature asset mining. We are uniquely skilled, with extensive institutional knowledge, in prolonging the operating lives of mining assets. We understand mutually beneficial stakeholder engagement, enabling us to thrive in emerging markets.

Social licence to operate We prioritise stakeholder engagement and creating shared value to maintain our social licence to operate.

Outlook Harmony has operated for over 70 years – we intend to operate for another seven decades by organically growing our mineral reserve base and pursuing value-accretive acquisitions.

Factors impacting our business
What we can manage: •Safety •Grade and volume mine	•Costs, efficiencies and productivity •Stakeholder relations.

What is beyond our control: •Gold price and global market •Exchange rate volatility	•Regulatory policy and political uncertainty •Mounting community expectations and socio-economic challenges.

OUTPUTS

Gold produced 1.54Moz (FY20: 1.22Moz)

Revenue generated R41.7bn (FY20: R29.2bn)

Total economic value distributed R31.9bn (FY20: R26.4bn)

Total CO2 emissions 5 135 198t (FY20: 4 012 110t)

Mining waste generated Total milled 49.25Mt (FY20: 25.5Mt)

Hazardous waste to landfill 524t (FY20: 250t)

OUTCOMES

NATURAL CAPITAL
✓ Group spent R281m (US$18m) (FY20: R159m; US$10m) on land rehabilitation and environmental stewardship ✓ 4.46ha rehabilitated

HUMAN CAPITAL
✗ Tragically, 11 fatalities
✓ A year of no strikes indicates a strong and mature relationship with unions
✓ Three-year wage settlement finalised post year end
✓ Focus on gender diversity
✓ Transformed workforce in South Africa, with 60% of management from designated groups
✓ R15.3bn (USR995m) spent on wages and salaries
✓ R488m (US$32m) on skills training and development (FY20: R458m, US$29m)
✓ Robust Covid-19 response, vaccination programme

INTELLECTUAL CAPITAL
✓ 49 346 employees trained ✓ 119 tertiary bursaries ✓ More digitised business to operate effectively in 21st century

MANUFACTURED CAPITAL
✓ Acquisition of Mponeng Mine and Mine Waste Solutions in October 2020, smooth integration
✓ Progressed our 30MW Nyala solar generation project to reduce dependency on fossil fuel-generated electricity

FINANCIAL CAPITAL
✗ Share price down by 27%, decreasing market capitalisation to R32.5bn ✓ Net debt down to R542m (US$38m) (FY20: R1.4bn; US$79m) ✓ Production profit – R12.0bn (US$777m) (FY20: R7.2bn; US$459m)

SOCIAL AND RELATIONSHIP CAPITAL
✓ Invested R60m (US$4m) and R34.2m (US$2m) in South Africa and Papua New Guinea, respectively, in our social licence to operate and mine community development
✓ Focused on preferential/local procurement, spending R10.7bn (US$695m) in South Africa and R2.3bn (US$149m) in Papua New Guinea
✓ R1.2bn (US$79m) (FY20: R342m; US$22m) paid in taxes and royalties
✓ Improved relationship with host communities
✓ Ongoing pandemic support for most vulnerable households in host communities
✓ Constructive relations with governments of South Africa and Papua New Guinea

CREATING AND SHARING VALUE

Harmony creates value by delivering on its strategic objectives. These are underpinned by its four strategic pillars: responsible stewardship, operational excellence, cash certainty and effective capital allocation. In doing so, we ensure the long-term sustainability and profitability of our business. This in turn enables us to invest in our employees and our host communities, while contributing to the economy and sharing the value created with all our stakeholders.

How we create value for stakeholders

EMPLOYEES	INVESTORS	SUPPLIERS

•Ensuring a positive, safe working environment
•Empowering employees by investing in skills training and development
•Employing people from host communities
•Promoting transformation and female representation
•Attracting and retaining the skills and expertise required
•Motivating and rewarding employees for value-added performance
•Promoting harmonious, cooperative relations with employees and unions.

•Delivering on our strategy and performing in line with guidance; positive earnings and share price growth, paying dividends

We do this by:
•Generating positive margins and cash flow
•Maintaining balance sheet flexibility
•Delivering on production guidance
•Investing in organic growth
•Unlocking value from synergies after integrating acquired assets
•Value-accretive acquisitions.

•Focus on local preferential procurement to support local economies
•Engaging with suppliers and contractors to build cooperative, trust-based relationships and manage costs
•Ensuring services are delivered as agreed and in line with our values and strategic objectives
•Honest and timely communication
•Indirectly contributing to the broader economy.

COMMUNITIES	GOVERNMENTS

•Investing in local economic development and corporate social investment initiatives
•Maintaining constructive relationships with communities
•Understanding, managing and addressing stakeholder expectations and concerns
•Contributing to socio-economic upliftment
•Promoting self-sustaining activities to create jobs and alleviate poverty
•Embracing safe and sustainable mining to make a positive socio-economic contribution.

•Contributing to national coffers by paying taxes and royalties on profits and earnings to enable government to budget
•Maintaining constructive relationships with regulators
•Ensuring legislative and regulatory compliance and that all mining rights and relevant permits are in place.
Economic value distributed over past five years (Rbn)

Total economic value distributed* to our stakeholders FY21
R31.9 billion (US$2.1 billion)
(FY20: R26.4 billion; US$1.7 billion)
* Includes financial and economic value distributed to our employee, investor, supplier, community and government stakeholders.

We invest in sustaining our business for its long-term viability. A resilient and profitable business can invest in sustaining itself, in employees, rewarding investors and, as a responsible corporate citizen, honouring its socio-economic commitments.

How we created and shared economic value by stakeholder FY21

EMPLOYEES	INVESTORS	SUPPLIERS

Being a fair and responsible employer

R15.3bn (US$995m) paid in wages and salaries to 48 113 employees (FY20: R11.7bn; US$744m and 39 714 respectively)

South Africa:
R14.5bn (US$938m) (FY20: R10.9bn; US$695m)

Papua New Guinea:
R871m (US$57m) (FY20: R775m; US$49m)

Rewarding shareholders and investing in sustaining our business and growth

Dividends of R684m (US$44m) (FY20: R3m) paid to shareholders

Future value creation and stay-in-business (total capital and exploration expenditure): R5.3bn (US$344m) (FY20: R3.8bn; US$243m)[1]

South Africa:
R3.9bn (US$253m) (FY20: R2.6bn; US$166m)

Papua New Guinea:
R1.4bn (US$91m) (FY20: R1.2bn; US$77m)

Supporting the broader economy by procuring goods and services to operate our business

R14.6bn (US$948m) spent on procuring goods and services (FY20: R14.3bn; US$913m)

South Africa:
Total procurement (discretionary) spend
R10.7bn (US$693m) (FY20: R7.7bn; US$492m). Of this, 74% or R7.9bn (US$515m) was preferential procurement with black economic empowerment* entities (FY20: 66%, R5.1bn; US$326m)

Papua New Guinea:
Total procurement spend R2.3bn (US$253m) (FY20: R3.9bn; US$231m), with 51% or R1,2bn (US$150m) (FY20: 64%, R2.5bn; US$145 million) spent in-country and 49% (R489m; US$32m) (FY20: 18%, R697 million; US$41 million) in Morobe Province

	COMMUNITIES	GOVERNMENTS
Distributing economic value created – FY21
Investing in self-sustaining communities

Invested R112m (US$7m) in social and economic initiatives, as well as corporate social investment (FY20: R112m; US$7m)

South Africa:
R78m** (US$5m) (FY20: R76m; US$5m)

Papua New Guinea:
R34m (US$2m) (FY20: R36m; US$2m)

Supporting governments by contributing to the national fiscus

Payments to government
Taxes and royalties of R1.3bn (US$88m) (FY20: R342m; US$22m)

South Africa:
R1.2bn (US$79m) (FY20: R248m; US$16m)

Papua New Guinea:
R127m (US$8m) (FY20: R94m; US$6m)

Paid personal income tax of R2.4bn (US$157m) on employee salaries and wages (FY20: R2.0bn; US$128m)

South Africa:
R2.2bn (US$144m) (FY20: R1.8bn; US$117m)

Papua New Guinea:
R198m (US$13m) (FY20: R175m; US$11m)

*    Refers to >25% + 1 vote historically disadvantaged person-owned and -controlled companies.
**    Includes corporate social investment.
1 For the purposes of economic value created, capital and exploration expenditure is included as a part of employee and supplier spending.

OUR LEADERSHIP

Board of directors

BOARD LEADERSHIP

Non-executive
chairman
Dr Patrice Motsepe (59)
BA, LLB, DOCTOR OF COMMERCE (HONORIS CAUSA), DOCTOR OF MANAGEMENT AND COMMERCE (HONORIS CAUSA)
Appointed non-independent non-executive chairman on 23 September 2003
Member: ●
Non-executive deputy chairman Modise Motloba (55) BSc, DIPLOMA IN STRATEGIC MANAGEMENT Appointed 30 July 2004 Chairperson: ● Member: ●●●	Lead independent non-executive director Mavuso Msimang (80) MBA (PROJECT MANAGEMENT), BSc Appointed 26 March 2011 Chairperson: ● Member: ●

EXECUTIVE MANAGEMENT

Chief executive officer Peter Steenkamp (61) BEng (MINING), MINE MANAGER’S CERTIFICATES METAL MINES, FIERY MINES, CPIR, MDP, BLDP Appointed chief executive officer on 1 January 2016	Financial director Boipelo Lekubo (38) BCom (HONS), CA(SA) Joined Harmony in June 2017 and appointed financial director on 3 March 2020
Executive director: stakeholder relations and corporate affairs
Mashego Mashego (57)
BA (EDUCATION), BA (HONS) (HUMAN RESOURCES MANAGEMENT), JOINT MANAGEMENT DEVELOPMENT PROGRAMME, GLOBAL EXECUTIVE DEVELOMENT PROGRAMME
Joined Harmony in 2005 and appointed executive director on 24 February 2010

INDEPENDENT NON-EXECUTIVE DIRECTORS

Joaquim Chissano (82) PhD (HONORIS CAUSA) Appointed 20 April 2005 Member: ●●	Fikile De Buck (61) BA (ECONOMICS & ACCOUNTING), FCCA Appointed 30 March 2006 Chairperson: ● Member: ●●●	Dr Simo Lushaba (55) BSc (HONS), MBA, DBA, CD (SA) Appointed 18 October 2002 Chairperson: ● Member: ●●●	Karabo Nondumo (43) BAcc, HDip (ACC), CA(SA) Appointed 3 May 2013 Member: ●●●

Vishnu Pillay (64) BSc (HONS), MSc Appointed 8 May 2013 Chairperson: ● Member: ●●●	Given Sibiya (53) BCom, BAcc, CA(SA) Appointed 13 May 2019 Member: ●	Peter Turner (65) NHD MECHANICAL ENGINEERING Appointed 19 February 2021 Member: ●●	John Wetton (72) CA(SA), FCA Appointed 1 July 2011 Member: ●●●●

NON-EXECUTIVE DIRECTOR

André Wilkens (72) MINE MANAGER’S CERTIFICATE OF COMEPTENCY MDPA, RMIIA, MINI MBA OIL AND GAS Appointed 7 August 2007 Chairperson: ● Member: ●●

COMMITTEE
●	Audit and risk	●	Nomination
●	Social and ethics	●	Investment
●	Remuneration	●	Technical

Detailed résumés of members of Harmony’s executive management are available at https://www.harmony.co.za/who-we-are/board

Executive management

SENIOR GROUP EXECUTIVES

Chief operating officer: South Africa Beyers Nel (44) BEng (MINING ENGINEERING), MBA, Pr Eng, MINE MANAGER’S CERTIFICATE OF COMPETENCY	Chief executive officer: South-east Asia Johannes van Heerden (48) BCompt (HONS), CA(SA)
Chief operating officer: new business development, corporate strategy and projects
Phillip Tobias (51)
BSc (MINING ENGINEERING), INTERNATIONAL EXECUTIVE DEVELOPMENT PROGRAMME, ADVANCE MANAGEMENT PROGRAMME, MINE MANAGER’S CERTIFICATE OF COMPETENCY, Pr Eng

Enterprise risk and investor relations
Marian van der Walt (48)
MBA (OXFORD) (CUM-LAUDE), BCOM (LAW), LLB, HIGHER DIPLOMA IN TAX, DIPLOMAS IN CORPORATE GOVERNANCE AND INSOLVENCY LAW, CERTIFICATE IN BUSINESS LEADERSHIP AND INVESTOR RELATIONS (UK)

CORPORATE EXECUTIVES			GROUP COMPANY SECRETARY

Chief audit executive Besky Maluleka-Ngunjiri (45) BCompt (HONS), CTA, CIA, CCSA	Sustainable development Melanie Naidoo-Vermaak (47) BSc (HONS), MSc (SUSTAINABLE DEVELOPMENT), MBA	Chief financial officer: treasury Herman Perry (49) Bcom (HONS), CA(SA)	Shela Mohatla (36) MBA, FCG (CGISA), BAdmin IR, PGDip CORPORATE LAW, CERTIFICATE IN MANAGEMENT DEVELOPMENT (PMD)

Detailed résumés of members of Harmony’s executive management are available at
https://www.harmony.co.za/who-we-are/executive

CHAIRMAN’S REVIEW
“The company focuses on what it can influence, which is being a sustainable and competitive business which creates shared value through organic growth and value-creating acquisitions in the long term.”

Dear shareholders and stakeholders
Harmony’s excellent results for the 2021 financial year (FY21) were based on implementing its strategic objectives as stated in the CEO’s report. These results were achieved despite ongoing macro-economic uncertainties as the world deals with successive waves of the Covid-19 pandemic.

Gold, once more reflected its safe-haven investment status, as its price climbed from around US$1 500/oz in early 2020 when Covid-19 was declared a global pandemic and peaked at US$2 063/oz in August 2020, when vaccines became a reality and investors began rotating out of gold into other investment classes. At year end, the gold price was US$1 769.80/oz, reaffirming our positive outlook on the commodity in a volatile macro-environment.

For Harmony, this translated into an 18% increase in the US$/oz gold price received compared to the prior year. Gold production also increased by 26% from the 2020 financial year (FY20) when production was significantly affected by national lockdowns in South Africa in the final quarter of FY20 and the integration of Mponeng and related assets into our portfolio from October 2020. The company recorded a commendable 66% increase in production profit in the year under review.

As planned, the newly acquired assets of Mponeng and related assets, which accounted for 19% of group production in just nine months, boosted production to over 1.54Moz.

The Harmony share price moved in tandem with the gold price and a stronger Rand, coming off its peak last year to close at R52.76 per share, resulting in a market capitalisation of R32.5 billion (US$2.3 billion) at 30 June 2021.

The South African gold-mining industry
In calendar 2020, the South African industry employed 93 682 people, paid R25.6 billion (US$1.6 billion) in wages, salaries and employee benefits and recorded gold sales of R78.2 billion (US$4.8 billion),

Against this background, we believe Harmony has demonstrated its investment case (see the Integrated annual report 2021) and shown that it can offer significant value in a high-price commodity cycle.

Whereas the price of gold is outside Harmony’s control, the company focuses on what it can influence, which is being a sustainable and competitive business which creates shared value through organic growth and value-creating acquisitions in the long term. Our re-engineered portfolio has significantly reduced our debt which has resulted in a strong and flexible balance sheet.

Vital to being a responsible and integrated business is embedding environment, social and governance (ESG) matters into our decision-making. Responsible stewardship is an important pillar of Harmony’s strategy.

Maintaining a safe and healthy work environment
The safety and health of our approximately 48 000 employees is both our primary responsibility and a business imperative. Safety is a foundational value at Harmony. Safe production at all our operations and at all times is non-negotiable.

Our ESG report details results stemming from the proactive behavioural safety journey we initiated years ago to improve the culture of safety in Harmony. Regrettably, we lost 11 employees during the year in work-related incidents, and we extend our sincere condolences to their families, friends and colleagues. We are deeply disappointed by our safety performance in FY21 and are committed to reviewing our safety systems, policies and cultures.

Covid-19 remains a major focus area and a risk to our business. Our robust and collaborative response contained the Covid-19 active case level to 0.27% of our workforce. In line with government programmes in South Africa and Papua New Guinea, we have been rolling out our vaccine programme since June 2021, aiming to cover 80% of our South African workforce by October 2021.

Investing in our employees
As noted, we provide employment for approximately 48 000 people, most of whom live in communities around our operations. Our collaborative and inclusive approach supports constructive relationships with our employees and their representative trade unions. This is further demonstrated by the conclusion of our wage negotiations in September 2021, where we reached a three-year wage agreement with all five labour unions.

During the year, we invested R1 billion (US$65 million) in the health and wellbeing of our employees, of which R292 million (US$19 million) was specifically to manage and mitigate the impact of Covid-19. In addition, we invested R488 million (US$32 million) in employee training, development and career advancement.

Ongoing commitment to host communities
The sustainability of our business is interlinked with the socio-economic sustainability of our host communities. We contribute to improving the living conditions of our host communities by initiating infrastructure development projects, creating employment opportunities and providing skills training and preferential procurement. Equally important is contributing to their sustainability by creating economic opportunities in the agricultural sector to promote women and youth employment and by creating enterprises that can sustain themselves post- mining.

The pandemic affected all our host communities, particularly those most in need. In addition to Covid-19 public awareness campaigns, we continued to support our doorstep communities by providing food and hygiene products and funded income-generating projects such as the manufacturing of masks.

In FY21, we invested R71 million (US$5 million) in community development and upliftment projects, and corporate social investment. In addition to allocating resources focused on Covid-19, we concentrated on providing infrastructure and supporting enterprise development for small, medium and micro-businesses.

In South Africa and Papua New Guinea, we supported agricultural projects led by women and the youth. In the past three years, we have invested R36 million (US$2 million) in agricultural projects in host communities in South Africa. Similarly, we have invested R408 385 (US$27 115) in coffee and cocoa agricultural projects in Papua New Guinea and employed agricultural officers at Hidden Valley Mine to support and coordinate these activities.

We also contribute significantly to taxes and royalties in the countries where we operate. In FY21, we paid R1.2 billion (US$79 million) in South Africa and about R127 million (US$8 million) in Papua New Guinea. We also paid R15.3 billion (US$995 million) in wages and salaries, and spent R13.0 billion (US$844 million) on local procurement.

More information on our socio-economic development initiatives can be found in Corporate social investment.

Our commitment to the environment and its resources
In FY21, Harmony continued to apply global good practice in managing our scarce natural resources. These initiatives have been recognised by global research agencies (see our ESG report 2021).

The lasting impact of climate change is arguably the most critical global challenge of our time. In line with our business strategy, we remain committed to participating in the global response to reduce carbon emissions and mitigate the physical impacts of climate change.

We are reducing our carbon footprint and are committed to making more progress in this regard. We have reduced our energy intensity by 28% over the past six years, reducing CO2 emissions by 1.2 million tons and saving R1 billion in energy costs.

We welcome the South African President’s announcement in June 2021 of a 100 megawatt (MW) cap for embedded generation, effectively doubling the amount of energy our industry can generate for self-use. We are exploring a number of self-generation renewable energy options, including solar projects. Harmony plans to bring the first 30MW of solar power into production in early 2022 while developing a pipeline of projects for an additional 137MW.

In South Africa, a water-scarce region, we have almost doubled the quantity of recycled water and reduced our water consumption intensity (which measures the quantity of water required to treat a tonne of treated ore) by 37% over five years.

For more on our environmental management activities, see our Environment chapter.

Commitment to good governance
Our board formulates robust governance standards and ensures that we conduct our business ethically and in line with global good governance practice.

Amid the prevailing social, political, economic and environmental challenges, the depth of expertise on Harmony’s board has been invaluable.

In December 2020, Ms Grathel Motau resigned as an independent non-executive director and investment committee member to pursue other career opportunities. We thank Ms Motau for her contribution.

Mr Peter Turner was appointed to the board as an independent non-executive director in February 2021 and was subsequently appointed as a member of the technical and investment committees. His extensive experience in open-pit and deep-level underground gold mining in Africa makes a significant contribution to the technical expertise required for the company’s safety, development and growth initiatives.

Two of our longest serving board members, Ms Fikile De Buck and Dr Simo Lushaba, who retire by rotation this year, although eligible, will not be seeking re-election to the board. This will be effective as of the conclusion of the 2021 annual general meeting. Ms De Buck and Dr Lushaba have contributed immensely to the growth and success of Harmony. On behalf of the board I would like to thank them for their invaluable contribution over many years.

The board has embarked on a transitional plan to ensure that its composition and functioning is in line with global best practices. For further details, refer to Corporate governance.

My gratitude
Our management teams and employees have proven their mettle in the face of ongoing Covid-19 challenges and its impact on their work environment. On behalf of the board, I thank them for their resilience and commitment..

We are also deeply grateful for the continued support and cooperation of our host communities, shareholders and all other stakeholders.

I would also like to thank our chief executive officer, Peter Steenkamp, and his management team for their exemplary leadership and hard work. Their collective contribution has been pivotal to the success and growth of Harmony and our ability to create shared value.

My deep gratitude also goes to every member of our board for their guidance and advice during these challenging and demanding times.

Dr Patrice Motsepe
Chairman
28 October 2021

CHIEF EXECUTIVE OFFICER’S REVIEW
"We have re-engineered our portfolio and deleveraged our balance sheet to give us optionality while investing in our stakeholders and our future."

Overview
As we reflect on the past financial year (FY21), the resilience and determination shown throughout the company ensured we achieved our strategic objectives of operational excellence, responsible stewardship, cash certainty and effective capital allocation, and delivered stellar full-year results.

The ongoing Covid-19 pandemic has been unprecedented, yet we adapted to a changed environment. The successful acquisition and integration of Mponeng and related assets are reflecting in our results. This demonstrates how we have further transformed our earnings profile by acquiring high-grade assets while delivering on our strategy of safe, profitable ounces and increasing margins.

As the largest gold producer in South Africa by volume, we embrace our moral obligation to ensure the wellbeing and safety of our people, along with the belief that the value created by our operations extends to all stakeholders and shareholders. We have proven this in South Africa and Papua New Guinea through the effective allocation of capital, continued operational optimisation and productivity enhancements across our portfolio.

Wage negotiations began in July 2021. In September 2021, we reached a historic wage agreement, with all five labour unions simultaneously signing the three-year settlement. This was the first time a wage agreement was reached outside the auspices of the Mineral Council’s central bargaining unit and reflects the strong partnership between Harmony and organised labour. This further demonstrates our commitment to our people, who are the bedrock of our long-term sustainability. We thank everyone involved for engaging constructively and in the best interests of all.

We have re-engineered our portfolio and significantly reduced our debt, resulting in a strong, flexible balance sheet with greater optionality. Through exploration and brownfield projects, we will benefit from existing operational leverage as we convert our resources to reserves.

Safety and health
Safety is a core value at Harmony and we are resolute about achieving our goal of zero harm. The safety and health of our employees and their families remain our top priority. In FY21, we continued our journey to embed a proactive safety culture throughout the company. The results of our hard work are evident in key safety metrics, with our South African operations' lost-time injury frequency rate (LTIFR) improving by 3% to 6.46 per million shifts from 6.69 in FY20.

Despite this progress, accidents remain a constant and real threat. Our year-on-year fatality injury frequency rate regressed from 0.08 in FY20 to 0.11 in FY21, which is unacceptable.

It is with great sadness that we report losing 11 colleagues in mine-related incidents in FY21. We pay tribute to Zamokuhle Shabane (team leader, Bambanani), Zakhele Lubisi, (artisan, Kusasalethu), Alexis Lesiamang Ntjantso (driller, Doornkop), Tsoaela Botsane (team leader, Tshepong), Tisetso Pati (winch operator, Tshepong), Rakitsi Seseli (driller, Kusasalethu), Makhetha Allerdice Makobane (driller, Bambanani), Flip Kearabetswe Mahloko (contractor, Free State surface operations), Tsietsi Petrus Mateane (driller, Phakisa), Neo Mofokeng (underground assistant, Target 1) and Peter Bangixhanti Fosilara (artisan, Moab Khotsong). We extend our heartfelt condolences to their families, friends and colleagues.

Building on lessons learned in 2020, we are managing the risk of Covid-19 against strict protocols and with ongoing coordination from all stakeholders, management and employees in South Africa and Papua New Guinea. We continue our initiatives to reduce the spread of infection by implementing precautionary measures, including education and awareness, improved hygiene and infection-control practices. As noted by the chairman, we are rolling out a vaccination programme in South Africa and Papua New Guinea, and we continue to encourage our employees and their families to get vaccinated at one of our accredited sites. We expect to reach our goal of having 80% of our employees at least partially vaccinated by October 2021.

ESG or environment, social and governance
Good governance is overarching and embodies everything we do as a business. We believe ethical leadership equals ethical mining. Our ESG initiatives resulted in Harmony’s inclusion in the FTSE4Good Index, where we continue to outperform the gold subsector and basic metals sector averages. In FY21, MSCI upgraded Harmony to a B rating on the back of our strong governance framework and we were included in the Bloomberg Gender-Equality Index for a third consecutive year. It is evident from these external recognitions and continual improvements in our ratings that we are committed to a greener and more equitable future.

Renewable energy and power
Our renewable energy journey will be rolled out in phases. In the initial phase, we will construct three 10-megawatt (MW) (30MW) solar plants in the Free State, with plans in the next phase for an additional 70-80MW of renewable energy over the next 24 months. In addition, we have a pipeline of renewable and alternative energy projects in various stages of development. We have also implemented over 200 energy-savings initiatives that have yielded estimated savings of R1 billion since 2016 and reduced energy consumption by around 1.3 terawatt hours or 1.2 million tons of carbon dioxide.

Operational excellence
We are pleased to report that total gold production for FY21 was 26% higher at 47 755kg (1 535 352oz) compared to 37 863kg (1 217 323oz) in FY20. The higher production was in line with guidance and due mainly to including Mponeng and related assets into our portfolio. This number was further enhanced as we achieved our operational plans and regained mining flexibility at most of our mines after the impact of Covid-19. The average underground recovered grade increased 1% to 5.51g/t from 5.45g/t in FY21.

Our new assets added 8 948kg (287 683oz) in FY21. They have recorded excellent performance in the nine months since we took ownership, exceeding expectations across production metrics, while the surface retreatment operations also performed well.

Hidden Valley’s FY21 gold production declined 4% to 4 689kg (150 755oz) from 4 872kg (156 639oz) in FY20, while silver production declined 32% to 63 482kg or 2 040 994oz from 93 858kg (3 017 620oz). Gold and silver production were affected by the Covid-19 outbreak and related international travel restrictions and operational constraints, in addition to mechanical repairs required on some major infrastructure. Despite these events, production profit was 10% higher, driven by an improvement in recovered gold grade to 1.37g/t from 1.25g/t in FY20 and a 12% higher gold price received of R847 027/kg (US$1 711/oz) compared to R757 348/kg (US$1 504/oz) in FY20.

Investing in growth
One of the key events in FY21 was the successful acquisition and integration of Mponeng and related assets. This transaction, along with the acquisition of Moab Khotsong in 2018, was strategically important and set Harmony on a new growth trajectory.

We have identified substantial opportunities in our existing portfolio through exploration and brownfield projects that will extend the life of some of our larger and higher-grade assets, adding lower-risk, higher-margin ounces to Harmony's portfolio. In addition to our existing projects, the key new projects include Zaaiplaats, Mine Waste Solutions and the Hidden Valley extension. Each project brings multiple benefits to Harmony and exceeds all our minimum criteria for allocating capital. We will continue to focus on ensuring all our mines operate safely and optimally, and on investing across our operations to ensure optimal production.

Wafi-Golpu project
Harmony is committed to its aspiration of becoming a specialist emerging-market copper-gold producer. In December 2020, after a rigorous environmental impact assessment, the environmental permit for the Wafi-Golpu project was approved by the Papua New Guinean Conservation and Environment Protection Authority and issued by the director of environment. Harmony, together with its Wafi-Golpu joint-venture partner, Newcrest Mining Limited, continue discussions with the state on the special mining lease.

Conclusion
Harmony is more than just mining; we are about people. The actions we take today are the foundations of tomorrow. We have an exciting investment case with our world-class pipeline of projects and embedded approach to ESG. We are committed to creating opportunities through sustainable mining, while creating value and delivering positive returns for all our shareholders and stakeholders.

Peter Steenkamp
Chief executive officer

OUR EXTERNAL OPERATING ENVIRONMENT

Our external operating environment is influenced by economic, social, political and environmental pressures at a macro-economic and national level. These can obviously change over the short, medium or long term. It is therefore vital for Harmony’s sustainability that we anticipate, identify and understand all external influences that affect our business, and develop appropriate responses.

Global macro-environment

	Factor	What happened	Impact on Harmony	Our response
Economic and geo-politics	Gold price
The gold price continued to benefit from the Covid-19 aftermath, with higher prices in the first half of the year. These peaked at R2 063/oz on 6 August 2020. The gold price was relatively unchanged from US$1 781/oz at the beginning of FY21 to US$1 770/oz at year end. It has since remained steady, closing at US$1 754/oz at the time of writing.
The comparatively higher gold price received in the current year has been a key contributor to our 43% increase in revenue to R41.7bn(US$2.7bn).
As opportunities arise, our hedging strategy is to only lock in at a margin 25% above cost. This has contributed to our net positive derivative value of R1.6bn (US$111m). In addition, our planning continues to use a conservative price assumption to maintain a reasonable margin.

Chairman’s review, Chief executive officer’s review and Financial director’s report

	Gold market	Global demand for the commodity remained robust. The market was particularly driven by increasing demand for investment by central banks and other institutions.	This has meant we can continue to produce and initiate plans to invest in future projects and production.
We have returned to full production after the Covid-19 disruptions. To meet global demand, our operations increased quantity of gold produced 26% to 47 755kg.

Chairman’s review, Chief executive officer’s review and Financial director’s report

Geo-political uncertainties
Both the price of and market for gold are driven by the state of the global geo-political environment. The period under review remained characterised by heightened geo-political uncertainty, driven principally by rising tensions between the United States and China, decoupling of the US-Chinese technology sector, continued tensions in the Middle East, unrest in Hong Kong, and desecularisation of Turkey.
			The identified geo-political uncertainty is yet to have any adverse effects on the group’s ability to deliver on key strategic objectives. We are however analysing all potential negative outcomes to execute proactive responses.	Chairman’s review, Chief executive officer’s review and Financial director’s report
Health	Covid-19
In FY21, several vaccines were developed, tested, approved and and rolled out. The pace of vaccine uptake is slower than anticipated. This is particularly acute in South Africa, where vaccine hesitancy is having a significant impact on the speed of roll out. Of particular concern are variants that are emerging, sometimes with higher infection rates.

Regrettably, we lost integral members of our workforce to Covid-19. We grieve with all staff members who lost loved ones.

The virus continues to have a limited impact on certain operations from time to time.

Our Covid-19 risk management strategy remains to reduce the probability of an employee contracting the virus and to limit the severity if infected. We have initiated a vaccination programme and continue to encourage our employees and their families to get vaccinated.

Safety and health

	Factor	What happened	Impact on Harmony	Our response
Socio-cultural	Shareholder activism
Shareholders and investors all over the world expect far more from companies than a decade ago. There is increasing pressure on mining companies to demonstrate that they can responsibly allocate and manage capital and, more importantly, prove a solid commitment to dealing with ESG issues.
Our reporting is robust and covers a number of impacts on our business holistically.
Responsible stewardship is one of our strategic pillars. To meet shareholder expectations, we focus on continuously improving our ESG performance, while aligning our corporate targets with the UN SDGs and other guidelines, where relevant.

Stakeholder engagement and Material issues

Environmental	Climate change	Climate change is increasingly putting governments, investors, and society at large on a collision course with corporate decision-makers, who must choose between ambitious commitments to reduce their emissions and the bottom line. There is a growing trend in civil society of being unforgiving of investors and companies they believe to be moving too slowly towards a carbon-neutral future. In addition, investors are reducing exposures to carbon-intensive industries. All this as global warming makes natural disasters more likely, more frequent and more severe.
Our ESG initiatives have resulted in our inclusion in the FTSE4Good Index, where we continue to outperform the gold sub-sector and basic metals sector averages.

In FY21, MSCI upgraded Harmony’s score to a B rating on the back of our strong governance framework.

We have implemented the necessary governance frameworks to ensure we are held accountable and deliver on our sustainability targets and ambitions.

Key highlights from the review period include:
•Reduced water, energy and emission intensities
•Approved plans to construct a 30MW solar plant
•Over 200 energy initiatives saving 1.2Mt of carbon dioxide
•To minimise our impact, we are committed to reduce our carbon emissions as much as feasibly possible, comply with all environmental legislation, manage our resources efficiently, minimise waste streams, and implement best practices for land management and rehabilitation.

Environmental management and stewardship

Regional factors

	Factor	What happened	Impact on Harmony	Our response
Economic	Exchange rate	The rand appreciated considerably against the US dollar in FY21, opening at R17.32/US$1 and closing at R14.27/US$.	A foreign exchange translation gain of R670m (US$44m) compared to a R892m loss (US$57m) in FY20 mainly reflects favourable translations on US-dollar loan balances. These in turn are attributable to the rand strengthening against the US dollar, with an improved average and closing exchange rate of R15.40/US$1 (FY20: R15.66/ US$1) and R14.27/US$1 (FY20: R17.32/US$1) respectively.
We are focused on maintaining production levels. Even at the relatively lower exchange rate, the group’s South African operations are generating a margin and positive cash flow. Our derivative strategy is to only lock in pricing at favourable rates and no new foreign exchange derivative contracts were entered into for FY21. We will await an appropriate opportunity to cover up to 25% of Harmony’s foreign exchange revenue transactions.

Financial director’s report in our Integrated annual report 2021.

Sovereign rating	Following South Africa’s sovereign rating downgrade in 2020, credit ratings agencies have affirmed the BB- rating, citing an upturn in near-term economic performance and improved public finances.

		Papua New Guinea’s long-term foreign and local currency sovereign credit rating was also downgraded in 2020 on the back of mounting debt and fiscal deficits. Although that country’s rating has not since changed, the outlook was downgraded to negative, citing fiscal pressures.	Adverse credit ratings do deter some investors, threatening our long-term value. Our market capitalisation has declined from R43.3bn (US$2.5bn) in FY20 to R32.5bn (US$2.3bn) in FY21.	We regularly engage with investors to provide a realistic understanding of our potential operating and financial performance. Financial director’s report in our Integrated annual report 2021.
Socio-cultural	Social licence to operate
The nature of the extractive sector means that mining companies must pay particular attention to their social licence to operate. This is a tacit approval by local communities and other stakeholders to operate a project. To ensure a social licence to operate, companies must navigate complex social, economic and political dynamics over time to avoid conflicts with their host communities.
There have been no adverse finding against any of the group’s operations.
We take our role as a responsible corporate citizen seriously and continuously strive to preserve our social licence to operate. We constructively engage with stakeholders to share value, better understand and manage expectations, and to secure and maintain our social licence to operate.

Caring for our workforce,

Potential liability for occupational lung disease compensation	On 21 December 2012, a class action suit was brought against 32 South African gold-mining companies on behalf of 69 former gold miners – in turn representing a far larger number of miners – suffering from silicosis.

		The litigation represented a substantial financial and reputational liability for the gold mining companies.	The group has paid R170m (US$11m) and R155m (US$10m) in FY21 and FY20 respectively to service its obligation. The remaining obligation is estimated at R854m (US$60m).
Harmony was central to negotiations on a R5.2bn settlement approved by the Johannesburg High Court in July 2019. Harmony was also instrumental in establishing a trust to carry out the terms of the settlement agreement and manage the compensation process.

Safety and health

	Factor	What happened	Impact on Harmony	Our response
Political/regulatory	Political/regulatory/legal environment	The government of Papua New Guinea is undertaking a wide-ranging review of the country’s mining regime to increase the state’s share of proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by state-owned enterprises. There are several draft bills and policies which, if adopted, could have a material adverse effect on the business, operating results and financial condition of Harmony’s operations.	Uncertainty on future fiscal, legislative and regulatory environment causes us to exercise caution when assessing the viability of future investment in South Africa and Papua New Guinea.
In both jurisdictions, we engage with government directly and indirectly through industry representative bodies to find viable and constructive solutions to the aspirations and concerns of all stakeholders.

Chairman’s review, Chief executive officer’s review, Exploration and projects.

In South Africa, there are several new and amendment bills and draft policies before parliament, which have been delayed by the pandemic. This has prolonged regulatory uncertainty, particularly on the management and reporting of environmental impacts in and surrounding mining operations.
Environmental	Water shortage	Water availability is becoming less predictable, with South Africa experiencing intense drought periods recently.
Inadequate water supplies could disrupt our mining operations, mineral processing and damage property or equipment. They could also have adverse effects on our workforce and communities around our mines, such as increased risk of food insecurity, water scarcity and prevalence of disease.
We strive to manage and mitigate our impacts on water catchment areas by ensuring we do not denude the quality or reduce the volume of water in areas around our operations. Water use
Technical	Electricity	Not only is the price of electricity expensive, intermittent loadshedding makes supply unreliable.	We have initiated alternative power-generation projects to reduce reliance on the inconsistent national power supply.

			This will be rolled out in phases. In the initial phase, we will construct 3 x 10 megawatt (MW) (30MW) solar plants in the Free State, with plans in the next phase for an additional 70-80MW of renewable energy over the next 18 months. In addition, we have a pipeline of renewable and alternative energy projects in various stages of development.	Harmony is exploring renewable energy options that will greatly assist in reducing dependency on Eskom. Climate change, energy, and emissions management

Legend:
South Africa-specific
Papua New Guinea-specific
Applicable to both jurisdictions

OUR RISKS AND OPPORTUNITIES

Our business is exposed to risks and opportunities inherent to mining, as well as factors and events in our external environment. These can affect our ability to achieve strategic objectives and our ability to generate sustainable value for all stakeholders.

By understanding the factors in our internal and external operating environments that create uncertainty and risk, as well as their interrelated dynamics, we are better able to manage these impacts and position Harmony to capitalise on opportunities, meet future challenges and deliver on our growth prospects. See our external operating environment for more information.

Underpinned by effective governance and active management, our systems and processes proactively evaluate, manage and mitigate risks. Over seven decades, we have built our expertise in operating in emerging economies as well as our experience in managing socio-political challenges in these countries. We have developed the skills to navigate the challenges of multi-stakeholder labour relations, especially at our deep-level gold mines in South Africa, which are labour-intensive and unionised.

Our enterprise risk management process
Our approach to risk management relies on continuously monitoring risk and related mitigation procedures and revising these when required. These procedures are embedded in our day-to-day activities and processes at operational level, and in our governance structures at a group policy level.

Risk management begins with our business strategy and related objectives. To achieve our goals, identifying and understanding the factors that could limit our ability to deliver on our strategy is vital. Equally, we need to understand those factors that present opportunities.

In the past year, our risk management team focused on progressively evolving from being risk-competent to becoming risk-intelligent, enabling us to make risk-based decisions within our risk appetite levels. We have finalised our new enterprise risk management policy, risk management guidelines plan and a new risk appetite framework in March this year to improve the effectiveness of risk management throughout Harmony. This entails a more holistic and forward-looking approach to managing risk and uncertainty. We have appointed the Institute of Risk Management South Africa to do frequent maturity assessments and to apply best practice to our ERM (enterprise risk management) processes and standards.

Risk management process

Oversight of risk governance process	Executive management	Implementation and day-to-day management

Board
Top strategic, operational and safety-specific risks plus mitigating actions are reported quarterly to the board by the audit and risk as well as technical committees. Other board committees review specific risks within their mandates. The top strategic, emerging, operational and safety risks that fall outside our risk appetite and tolerance levels are reported to the board. These reports include risk treatment strategies and business continuity management plans on how the risks are managed.

Quarterly review of Harmony’s strategic risk profile to:
•Assess its completeness
•Consider external and internal factors that could lead to new/emerging risks and opportunities
•Review the likelihood and impact/consequence of existing risks and assess any new or emerging risks and opportunities to determine residual ratings
•Review the completeness, effectiveness and/or relevance of mitigating actions and evaluate resulting residual risk ranking.

Operational management teams
Implement and oversee day-to-day risk management.

Safety
Four-layered, risk-based approach to actively manage safety in South Africa and Papua New Guinea.

Refer to Safety and Health.

Operations
Each operation maintains, updates and regularly reviews its risk register. These are formally reviewed weekly by regional general managers, together with country-based executive and management teams.

Harmony’s risk management strategy
In 2018, we adopted the Harmony risk management strategy, with the overarching objective to achieve safe, profitable production at all our operations in South Africa and Papua New Guinea.

This strategy is also focused on embedding a culture of risk awareness and mitigation in all our employees – from miners to executive management – to ensure we operate safely and productively.

See Safety and health for more on the roll out of this strategy in the safety sphere.

Our risk management strategy is essentially a four-layered approach to identifying, assessing and controlling all hazards and risks that could impact our ability to achieve safe and profitable production.

Identifying and analysing	•Identifying risks and analysing the most effective strategies or initiatives (golden controls) to mitigate those risks.

Golden controls	•Implementing golden controls, with routine inspection and maintenance.

Monitoring	•Continuously monitoring effectiveness of controls; regular analysis and reporting; action management on all failures.

Identifying and defining	•Identifying and defining improvements to our risk management initiatives.

The modernisation and digitisation of systems and processes across the group has been key to effectively rolling out this strategy. This has been under way since 2018.

For the past three years, implementation of our risk management strategy has focused on safety to improve our performance and embed a proactive culture on safety. In FY21, the strategy was rolled out to all spheres of the business.

Determining our most significant risks and opportunities
Once we have determined the group-level risk appetite and tolerance levels, we monitor all risks while identifying and managing those most material to the company. While our group-level risk appetite and tolerance levels are formally reviewed each year, they are continually monitored for relevance against changing macro-environment factors.

Group risk appetite
•Our business is gold mining – a high-risk/high-reward business
•We operate across the gold-mining value chain – from exploration, feasibility studies, building and buying mines, operating mines to closure followed by rehabilitation
•We are exposed to gold price and exchange rate volatility – we mitigate some of this exposure through derivative programmes
•We operate well in emerging economies and manage associated socio-political impacts
•We continue to invest in exploration – one of the most effective ways to grow an orebody and create value
•We have an appetite for change and continuous improvement – we continuously look for innovative ways to improve our existing mines and acquire assets that we can improve operationally
•We have the skills to deal with the challenges of multistakeholder labour relations – implicit in deep-level, narrow-reef gold mining in South Africa
•Our experienced teams have strong values and are committed to deliver.

Group risk tolerance
•We tolerate no deviation from the Harmony values
•Group net debt balance may not exceed a multiple of 1 times annual EBITDA
•We have zero tolerance for corruption, bribes or unethical transactions
•Any unanticipated damage to the environment must be prevented and remedied immediately.

MATERIAL ISSUES

Determining material issues
Assessing materiality is a formal and diligent process each year, informed by the guidance underpinning integrated and sustainability reporting. In particular, our materiality assessment is guided by the process set out in the GRI, and informed by our risk assessment matrix.

Material issues

Issue	Impact	Response
Ensuring employee safety and health	Staff morale and team dynamics, business continuity and reduced profitability from work disruptions	•Prevent workplace fatalities and injuries •Eliminate occupational illness •Promote employee health, and manage impact of pandemic •Reduce airborne pollutants and inhalable hazards in the workplace.
Maintaining our social licence to operate	Reputational damage, disengaged and discontent communities which could challenge our licence to operate and even cause disruptions and loss of production
•Make a positive contribution to communities around our operations
•Manage community expectations and address their concerns
•Support local and transformational procurement
•Create and sustain employment, and ensure meaningful work environments/conditions
•Support enterprise and supplier development
•Ensure constructive relationships and partnerships with stakeholders
•Plan for local economic activity and socio-economic sustainability post mine closure
•Fulfil our mining charter commitments.

Responsible environmental stewardship	Potential threat to licence to operate, reputational damage, ecosystem degradation and potential increases to operational costs and/or rehabilitation liabilities
•Resource efficiencies – water and energy consumption
•Manage and reduce our greenhouse gas emissions, and guard against impact of climate change on our business and communities
•Manage and minimise waste, and beneficiate waste to support circular economies where practical
•Minimise our land use and promote conservation and biodiversity
•Plan for integrated closure, and ensure we fulfil our remediation obligations and provisions
•Responsibly manage our cyanide consumption
•Monitor and manage the integrity of tailings storage and disposal facilities.

Instilling an enabling culture and empowered workforce	Unmotivated and ineffective workforce which could translate to efficiency challenges and affect profitability
•Create and sustain jobs
•Ensure transformation, inclusion and diversity in the workplace
•Gender equality and women in mining
•Build a skills pool, manage talent and plan for succession
•Ensure ongoing education and training – employees and communities.

Navigating political and regulatory uncertainty
In South Africa
•Increasing cost of regulatory compliance – carbon tax
•Uncertainty on land expropriation
•Rising social demands
•Inhibiting regulatory environment.

In Papua New Guinea
•Growing regulatory uncertainty may jeopardise our existing operation and decision to proceed with future projects.

•Advocacy of new or emerging legislation
•Actively review and influence emerging legislation
•Member of industry group policy and regulatory committees
•Continuous engagement with governments, communities etc.

See more detail in the Material issues section in our Integrated annual report 2021

STAKEHOLDER ENGAGEMENT

Why stakeholder engagement matters
Mining companies depend on their fixed mineral deposits and they cannot simply relocate when faced with deteriorating social, environmental or political conditions. As such, they must navigate these complex dynamics to retain their social licence to operate. Stakeholder engagement is the principal mechanism through which we address a wide range of issues, particularly with employees, host communities and government authorities.

Our stakeholder engagement plan is aimed at effective interaction. This builds partnerships and aids understanding of stakeholders’ needs, community-based assets and expectations, as well as their perceptions of Harmony. This approach enables us to identify, prioritise and better manage issues, potential risks and opportunities.

To secure the involvement and commitment of our different stakeholders, we have proactively adopted measures and practices to inform and guide these engagements, in line with our stakeholder engagement policy. The platforms we use are detailed per stakeholder in the table below.

The quality of relationships with stakeholders and how well these are managed affect our ability to deliver on our strategy. In addition, building long-term, stable, mutually beneficial relationships protects our social licence to operate and creates shared value for all our stakeholders.

The Covid-19 pandemic has highlighted the need for collective action, underscored our interdependencies and strengthened our relationships with various stakeholders. We will continue to work with our stakeholders towards shared goals.

Governance and aims of stakeholder engagement
Our stakeholder engagement processes comply with relevant legislation and standards, including ISO 14001 and ISO 9000. They also consider King IV and related recommendations on inclusive stakeholder engagement and the importance of addressing legitimate concerns. The social and ethics committee is responsible for governance of stakeholder relations, with the board having ultimate accountability.

An annual plan is in place to structure engagements with stakeholders to understand their concerns, identify and prioritise material issues and potential risks, and determine plans to manage these. In engaging, we are guided by our values and our strategic intent to:
•Develop relationships founded on integrity, transparency and trust
•Support government by establishing collaborative partnerships
•Balance and align our goals and stakeholder expectations
•Establish accountability
•Improve stakeholder understanding of Harmony’s challenges, requirements and concerns
•Support value creation by maintaining awareness of broader economic and ESG issues.

Our material stakeholders
Harmony has a host of stakeholders. For this report, we have identified the most material stakeholders – those with whom we engage more frequently – based on:
•Extent of their contribution to our initiatives to achieve our strategic goals
•Their potential to impact our performance
•Significance of the risk of not engaging with them.

Engaging with stakeholders and responding to their concerns
We have considered and self-assessed the nature/quality of our relationships with these material stakeholders as follows:

Key
Positive and mutually beneficial	Amiable

Investors and financiers
Includes capital providers, current and future shareholders and, indirectly, investment analysts and financial media
Significance: provide financial capital	Quality of relationship:
Concerns	Response
•Safety performance
•Power security in South Africa
•All-in sustaining costs and the impact of higher social demands
•Managing pandemic and related implications
•Concluding acquisition of Mponeng and Mine Waste Solutions and possible synergies to unlock value.

•Continued implementation of risk-based management strategy to improve safety performance
•Plans in place to access solar power
•Higher production results in lower costs, allowing Harmony to share profits with all stakeholders
•Detailed communication on action taken to address the Covid-19 pandemic – viability of company and livelihoods of surrounding communities ensured
•Acquisition concluded in September 2020, with Harmony taking control on 1 October 2020. This acquisition will support our long-term sustainability.

Employees and unions
Significance: provide human capital, including skills and experience	Quality of relationship:
Concerns	Response
•Safety – eliminating injuries and preventing fatalities
•Covid-19 and related health concerns, treatment, vaccine roll-out
•Security of employment during the pandemic
•Transformation in South Africa and localisation in Papua New Guinea.

•Ongoing communication to raise safety awareness and continued roll-out of risk management process
•Encouraging a more engaged and proactive safety culture
•Covid-19 standard operating procedures and related communication
•Workforce programme to encourage and deliver Covid-19 vaccinations
•Processes under way to improve transformation and localisation
•Three-year wage agreement settled with all five representative unions post-year end.

Communities and non-governmental organisations
Significance: that aspect of social and relationship capital which represents responsible corporate citizenship and impacts our social licence to operate	Quality of relationship:
Concerns	Response
•Employment opportunities and job creation •Procurement opportunities •Enterprise development •Mine community development •Illegal mining •Derelict mine infrastructure •Education and skills development.
•Establishing community engagement structures, or re-establishing these in cases where they did not adhere to the principles of inclusivity, legitimacy and transparency or lacked an acceptable governance framework
•Social facilitation project assisting in setting up inclusive and legitimate community engagement structures
•Hosting open days for non-government organisations and community-based structures in host communities to build their capacity.

Governments and regulators
Engagement is undertaken at all levels of government – regional, provincial and national
Significance: enact legislation and related regulations with which Harmony must comply to maintain its regulatory licence to operate	Quality of relationship:
Concerns	Response
•Compliance •Safety performance •Transformation •Land redistribution •Crime and poverty alleviation. •Economic diversification using procurement as a lever.
•Complying with legislation
•Accelerated transformation programme in place
•Paying taxes and royalties
•In-country investment supporting growth (South Africa and Papua New Guinea). Complying with legislation.

Suppliers
Significance: provide raw materials, inputs and services essential to our business	Quality of relationship:
Concerns	Response
•Long-term sustainability and continuity of our business
•Preferential procurement
•Alignment with Harmony’s values, policies and practices (human rights, labour relations, safety and environmental)
•Ethical conduct, bribery and corruption.

•Ongoing engagement with key suppliers
•Dedicated initiatives giving preference to local suppliers and the historically disadvantaged
•In South Africa, initiatives to support local small business via supplier days; a significant portion of our social and labour plan budget allocation is aimed at promoting entrepreneurial skills and small, medium and micro-business development, especially among women and youth
•Contracts and service agreements aligned with policies on ethical conduct.

Wafi Golpu
The special mining lease permit is still being negotiated, together with the mine development contract between the state and the Wafi-Golpu joint venture (WGJV). There is a fragmented view on the licencing of WGJV among the various regulatory authorities. In March 2021, the governor of Morobe Province and the Morobe provincial government initiated legal proceedings against the minister for environment and climate change, the managing director of CEPA, the minister for mining, and the independent state of Papua New Guinea seeking judicial review of granting an environment permit for the Wafi-Golpu project. The WGJV participants, namely Wafi Mining Limited and Newcrest PNG 2 Limited, are not parties to the proceeding.

The joint-venture partners continue to engage with the various structures to resolve the impasse and are confident that the mining lease permit will be awarded in the near future.

The WGJV social licence to operate is in good standing and continues to receive support from the project impact area communities, including coastal communities. There is overwhelming support and an expectation from those communities for project permitting delays to be addressed and expedited by the state in accordance with legislation.

The environmental permit has been issued, and included a requirement for WGJV to conduct a consultative roadshow with affected stakeholders. WGJV completed this roadshow in March 2021, focusing on Huon Gulf coastal awareness for local landowner groups in Labuta, Salamaua and Wampar. Over 2 330 people attended, with the main concerns raised being DSTP, monitoring for environmental damages and inclusive project benefits. This last issue has become more prominent.

As regards the permitting of the Wafi-Golpu project under the PNG Mining Act 1992, engagement between the Wafi-Golpu Joint Venture (WGJV) participants and the State Negotiating Team was stayed by a judicial review instituted in January 2019 by the Governor of the Morobe Province regarding a Memorandum of Understanding entered into between the WGJV Participants and the State. The proceedings were dismissed in January 2020, but negotiations did not resume until July 2021, when the State Negotiation Team table a significantly revised terms sheet for the Mining Development Contract. The WGJV participants have tabled their response to the revised terms sheet, and are awaiting the response of the State Negotiating Team.

SUSTAINABLE DEVELOPMENT
DELIVERING ON RESPONSIBLE STEWARDSHIP AND THE SDGs

Our responsibility as a corporate citizen extends beyond securing our social licence to operate. It is the foundation of our business and our values

Our purpose is to create value in the broadest sense and prevent its erosion as we contribute to society, protect the environment and mitigate our impacts to leave a positive legacy once mining has ceased in the most responsible manner possible.

The principles of sustainable development are covered by the first pillar of our business strategy – responsible stewardship. This pillar entails understanding the impacts of our business activities – on our employees, host communities and the environment – and having plans to manage and mitigate these impacts. Through constructive engagement and partnerships, we are able to continue the responsible and sustainable mining of gold in South Africa and Papua New Guinea, in full compliance with associated laws and regulations in each country.

GUIDELINES AND FRAMEWORKS APPLIED

United Nations Sustainable Development Goals (SDGs): These 17 goals, adopted by member states in 2015, are aimed at creating a better world by 2030, by eliminating poverty, fighting inequality and ensuring that the world is safe from the worst effects of climate change. An important aspect of the SDGs is the role of the private sector, together with governments, civil society and the public, in achieving these targets. Harmony adopted the SDGs in 2018.

World Gold Council Responsible Gold Mining Principles: These principles address key environmental, social and governance issues for the gold mining sector and set out clear expectations for consumers, investors and the downstream gold supply chain on what constitutes responsible gold mining. We are currently in year 2 of a three-year process for formal certification against these principles.

Task Force on Climate-related Financial Disclosures (TCFD): We produced our second report in line with these disclosures for FY21.

Although Harmony is not a member of the International Council on Minerals and Metals (ICMM), or a signatory to the United Nations Global Compact or Voluntary Principles on Security and Human Rights, we have adopted these principles to support our sustainable development framework, particularly those on managing tailings storage facilities. We also consider the Organization for Economic Co-operation and Development (OECD) guidelines for responsible investment.

As a member of the Minerals Council South Africa, we subscribe to its membership compact, a mandatory code of ethical business conduct, and its guiding principles.

ALIGNING WITH THE SDGs

SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
SUSTAINABLE DEVELOPMENT GOALS

Given our dependence on natural and human resources, and having operated in emerging markets for decades, we acknowledge our role in contributing to broader sustainable development issues such as taking action against climate change and fossil-fuel energy consumption, ending poverty, and efficiently managing our use of scarce natural resources such as water, land and biodiversity.

In South Africa, the SDGs are driven through the National Development Plan. As a private-sector company and a long-standing South African gold producer, we are committed to doing our part to support the governments in South Africa and Papua New Guinea in reaching these goals. Our core purpose also aligns our business objectives with the SDGs.

We have identified and prioritised six SDGs directly aligned with our core business strategy and its four pillars. We have also identified another four SDGs where we can meaningfully contribute through our sustainable development strategy and by delivering on our socio-economic development commitments. Many of the SDGs are interconnected.

TIER 1
3	Ensure good health and promote the wellbeing of all
5	Promote gender equality and empower women and girls
8	Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work
12	Ensure sustainable, responsible consumption and production patterns
13	Take urgent action to combat climate change and its impacts
15	Protect, restore and promote the sustainable use of terrestrial ecosystems, halt and reverse land degradation, and halt biodiversity loss
TIER 2
1	End poverty in all its forms everywhere
2	End hunger, achieve food security and promote sustainable agriculture
4	Ensure inclusive and equitable quality education and promote lifelong learning opportunities
11	Make cities and human settlements inclusive, safe, resilient and sustainable
COLLABORATING FOR THE SDGs
17	Collaboration with various stakeholders

Tier 1 and 2 SDGs are detailed in our sustainable sustainability strategy in the ESG report 2021.

DELIVERING PROFITABLE OUNCES
OPERATIONAL PERFORMANCE
Operational excellence is one of four strategic pillars on which Harmony has built its business and is vital to delivering on our strategy – to create value by operating safely and sustainably, and by growing our margins. In striving to maintain operational excellence, we prioritise safety, ensure strict cost control and management of grades mined and encourage disciplined mining to improve productivity and efficiencies.

Capitals affected:

Directly	Indirectly
MANUFACTURED CAPITAL	FINANCIAL CAPITAL
HUMAN CAPITAL	SOCIAL AND RELATIONSHIP CAPITAL
INTELLECTUAL CAPITAL	NATURAL CAPITAL

Stakeholder(s) effected:
Employees	Investors, various levels of government and regulators	Communities

Strategic pillars:

Responsible stewardship	Operational excellence
Cash certainty	Effective capital allocation

Responsible committees:
Technical	Social and ethics

Related risks:

•Failure to eliminate fatalities and improve safety performance
•Covid-19 pandemic – its spread and impact on business
•Depleting Ore Reserve base
•Divergent gold price and foreign exchange fluctuations (from planned levels)
•Supply insecurity, rising cost and continued use of fossil fuel-generated power in South Africa
•Ore Reserve/mining inflexibility
•Labour and community unrest during wage negotiations
•Failure to achieve our operational objectives

Our approach
Our approach to improved operational performance is driven by our commitment to operational excellence and to ensuring safe, consistent, predictable and profitable production. We aim to create an enabling and safe environment to achieve our operational plans, reduce unit costs and improve productivity to maximise the generation of free cash flow.

Key focus areas of our operational excellence programme:

Safety and health	Infrastructure maintenance
•Journey to proactive safety •Agile response to Covid-19 pandemic •Risk management and focus on critical controls.	•Fewer unplanned stoppages.

Grade management and mining flexibility	Cost management
•Limit mining below cut-off grade •Incorporate flexibility into our mining plans.	•Focused cost management and project delivery •Improved productivity.

Capital allocation	Environmental and social management
•Prioritised and focused capital allocation for growth and to sustain the business.	•Sustainable and responsible environmental stewardship •Community engagement and social upliftment.

Safety and operational risk management
Managing safety risks: Safety is a material risk for Harmony. As such, it is imperative to ensure safe production, prevent loss-of-life incidents and embed a proactive safety culture across all our operations. We have adopted global best practice safety standards, a four-layered approach based on risk management, implemented modernised safety systems. We have also intensified our focus on leadership development and training to address behaviour to achieve our goal of ensuring that each employee safely returns home every day. See Safety and health for details on our safety performance and management.

Managing operational risks: Operational risk management is an integral feature of our business and operating strategy. It entails managing risks effectively while working productively. Our risk-based approach helps ensure that all supporting systems are functioning efficiently. Safety hazards and operational business risks are identified and dealt with continuously at each of our operations.

Harmony’s top three operational risks are:
•Failure to eliminate loss-of-life incidents and improve safety performance
•The spread of Covid-19 and its potential impact on our employees and business sustainability
•Depleting Ore Reserve base.

Improving the quality of our portfolio
A key event in FY21 was the successful acquisition and integration of Mponeng Mine and related assets. This transaction, along with the acquisition of Moab Khotsong in 2018, was strategically important and set Harmony on a new growth trajectory. Given the quality of Mponeng, its inclusion into our asset portfolio from 1 October 2020 had an immediate impact on our FY21 results.

Mponeng delivered an excellent performance for the nine months since we assumed ownership, exceeding expectations across production metrics while the surface dumps also performed well.

Our performance FY21
The successful acquisition and integration of Mponeng and related assets are reflected in our results and demonstrate how we continue to transform our earnings profile by acquiring high-grade assets, while delivering on our strategy of safe, profitable ounces and increasing margins.

The safety and health of our employees and their families remains our top priority. In FY21, we continued our safety journey to embed a proactive safety culture throughout the company. The ongoing Covid-19 pandemic is unprecedented, yet we adapted to a changed environment. We also initiated a successful Covid-19 vaccination programme in South Africa and Papua New Guinea. In South Africa, four of our facilities have been registered and authorised to store and administer vaccines to our employees and communities, with another six sites awaiting accreditation. We continue to encourage our employees and their families to get vaccinated at one of our sites. At 30 September 2021, the numbers are encouraging with around 63% of our employees partially vaccinated and 40% fully vaccinated. We expect to reach our goal of 80% at least partially vaccinated by October 2021.

Group production for FY21 increased by 26% to 1.54Moz of gold and gold equivalents (FY20: 1.22Moz). This was in line with guidance mainly due to the inclusion of Mponeng and related assets into our portfolio, which contributed 8 948kg (287 683oz) in FY21 comprising 5 446kg or 175 092oz from Mponeng underground, 862kg or 27 714oz from Mponeng surface, 583kg or 18 744oz from Kopanang surface and 2 057kg or 66 133oz from Mine Waste Solutions. Combined, this accounted for 19% of group production. The average underground recovered grade increased by 1% to 5.51g/t from 5.45g/t due to higher grades achieved at Kusasalethu and Mponeng.

A further 16% rise in the average gold price received to R851 045/kg (FY20: R735 569/kg), complemented by a substantial increase in gold production as a result of operational excellence in FY21 led to revenue increasing 43% to R41 733 million. All-in sustaining costs rose 11% to R723 054/kg from R651 356/kg mainly due to operational expansion after acquiring Mponeng and related assets, as well as lower-than-expected gold production in Target 1, Joel, Kalgold and Hidden Valley. This resulted in a production profit of R11 959 million, 66% higher compared to R7 197 million in FY20.

Group capital expenditure for FY21 rose 44% to R5 103 million from R3 553 million in FY20. This reflects the inclusion of Mponeng and related assets as well as normalised capital expenditure in South Africa and Papua New Guinea after capital spend on development and growth projects was halted in FY20 by the pandemic. It also includes the resumption of growth projects and ongoing development planned in FY20 and FY21.

Contribution to group production by region – gold produced

%
36 – Free State
30 – West Rand
24 – North West
10 – Hidden Valley (Papua New Guinea)

FY21 focus areas and actions	How we performed
Continue embedding a proactive safety culture	Achieved our third-ever fatality-free quarter. South African lost time injury frequency rate improved by 3% to 6.46 per million shifts from 6.69 in FY20.
Ensure we meet our operational plans and generate free cash flow	The group achieved its operational plans and regained mining flexibility at the majority of our mines after the impact of Covid-19. Operating free cash of R6 528 million for the reporting period used to reduce debt.
Integrate Mponeng and Mine Waste Solutions and create synergies in the West Witwatersrand (West Wits) region that will unlock value	Acquired assets and operations have contributed 8 948kg (287 683oz) in production, or 19% of the group’s total production. They added revenue of R4 750 million and generated free cash flows of R1 356 million.
Pursue organic brownfields growth strategy	Brownfield exploration at Hidden Valley and Kalgold to optimise existing open-pit operations and extend mine life, with brownfield exploration at our underground operations in South Africa.
Continue to drive down unit costs by improving our safety performance, delivering on our production plans, and increasing the productivity of our mining teams	Successful integration of Mponeng and related assets is reflected in our results. This demonstrates how we continue to transform our earnings profile by acquiring high-grade assets, while delivering on our strategy of safe, profitable ounces and increasing margins.

Key operational metrics FY21 – year-on-year (YoY) comparison

	Unit	YoY move	YoY %	FY21	FY20	Comments
Gold price	R/kg	é	15.7	851 045	735 569	The average gold price received increased YoY, boosting our revenue
Underground yield	g/t	é	1.1	5.51	5.45	The average underground recovered grade increased as a result of higher grades in Kusasalethu and Mponeng
Margin	%	é	23.1	16	13	Mponeng was our most profitable underground operation for the reporting period, followed by Bambanani and Moab Khotsong, delivering operating free cash at margins of 29%, 27% and 26% respectively
Gold produced	kg	é	26.1	47 755	37 863
– South Africa	kg	é	30.5	43 066	32 991	Higher gold production was in line with guidance and mainly due to including Mponeng and related assets in our portfolio
– Papua New Guinea	kg	ê	-3.8	4 689	4 872	Gold production in Hidden Valley was impacted by Covid-19 and related international travel restrictions and operational constraints, in addition to mechanical repairs required for some major infrastructure
All-in sustaining cost	R/kg	ê	-11	723 054	651 356	The increase in all-in sustaining cost was mainly due to operational expansion after acquiring Mponeng and related assets, as well as lower-than-expected gold production at Target 1, Joel, Kalgold and Hidden Valley

FY22 outlook
In the next financial year, gold production is estimated to be between 1.54Moz and 1.63Moz at an all-in sustaining cost of between R765 000/kg and R800 000/kg. Underground recovered grade is planned to be about 5.40g/t to 5.57g/t.

The acquisition of Mponeng and Mine Waste Solutions, finalised at the end of September 2020, will continue to contribute to production and revenue in FY22. Mponeng is close to our Kusasalethu Mine in the West Wits region. While each of these operations has its own treatment plant, there are possible synergies for surface retreatment that will be explored and executed in FY22. The mine dumps at Deelkraal, Savuka and Kusasalethu are all in the same region and will provide extra ounces for the group, given the increased processing capacity. Harmony also acquired Kopanang plant but due to the operation being financially unviable the plant will be placed on care and maintenance during the first quarter of FY22.

The acquisition of these assets will help offset the closure of Unisel and the expected decline in production at Masimong and Bambanani, as these operations near the end of their operating lives.

Looking ahead, we have a number of growth opportunities. We have obtained a life-of-mine extension of two years at Hidden Valley, continued mining the Great Noligwa shaft pillar and completed the Zaaiplaats project feasibility study, which was approved by the technical committee. This is now in execution phase and will be the main focus in FY22.

Joel operation completed its twin-decline project at the end of July 2021, including the installation of a chairlift which enables employees to access 137 level quicker and improve productivity and production at the operation.

Exploration drilling at Kalgold has yielded favourable results and the operation has the potential to be further expanded. We are also drilling in the vicinity of Target North, situated in the Witwatersrand Basin.

Key focus areas and actions in FY22:
•Continue to embed a proactive safety culture
•Ensure we meet our operational plans and generate free cash flow
•Create synergies in the West Wits region that will unlock value
•Pursue organic brownfields growth strategy
•Continue to drive down unit costs by improving our safety performance, delivering on our production plans, and increasing the productivity of our mining teams.

FY22 production and capital guidance

	Production	Capital expenditure[1]	Life of mine
Operation	(oz)	(Rm)	(years)
Tshepong Operations	238 000 – 250 000	1 450	20
Moab Khotsong[2]	227 000 – 239 000	1 339	24
Mponeng	209 000 – 220 000	742	8
Bambanani	60 000 – 63 000	87	3
Doornkop	119 000 – 125 000	738	14
Joel	54 000 – 60 000	242	9
Target 1	59 000 – 68 000	398	7
Kusasalethu	126 000 – 133 000	270	3
Masimong	62 000 – 65 000	59	1.5
Underground operations – total[3]	1 154 000 – 1 223 000	5 325
South African surface operations (tailings and waste rock dumps)	~115 000	316	14+
Mine Waste Solutions	85 000 – 89 000	863	17
Kalgold	40 000 – 42 000	65	12
Hidden Valley[4]	153 000 – 161 000	1 460	6
Total	~1.540 – 1.630Moz	8 029
1    Excludes Wafi-Golpu.
2    Includes Zaaiplaats life-of-mine and capital expenditure of R537 million.
3    At an underground recovered grade of ~5.40g/t to 5.57g/t.
4    Includes capitalised stripping costs.

PERFORMANCE BY OPERATION
South Africa – underground operations
We are pleased to report our operations have regained most of their flexibility and expect to see improved production at most of our underground operations. While Target 1 remains a challenge after dual pillar failures and backfill dilution, we are continuing our capitalisation project to bring infrastructure closer to the mining areas. Improved production results are expected once these projects are complete and we start mining the higher-grade ore again.

South Africa – surface operations
Harmony has one of the largest surface-source operations in the world, with close to 300 000oz of low-risk, low-cost gold ore to mine.
With a planned combined life-of-mine of over 17 years, our surface operations include Kalgold, Phoenix, Central Plant Reclamation and the waste-rock dumps as well as the acquired Mine Waste Solutions and Kopanang plant in the review period. Kalgold is regaining flexibility after prioritising the mining of high-grade ore during the Covid-19 lockdowns.

Papua New Guinea – opencast operations
Hidden Valley’s FY21 gold production declined 4% to 4 689kg (150 755oz) from 4 872kg (156 639oz) in FY20, and silver production decreased 32% to 63 482kg or 2 040 994oz from 93 858kg (3 017 620oz). Gold and silver production were impacted by the Covid-19 outbreak and related international travel restrictions and operational constraints, in addition to mechanical repairs required for some major infrastructure. Despite these events, production profit was 10% higher, driven by a 10% improvement in recovered gold grade to 1.37g/t from 1.25g/t in FY20 and a 12% higher gold price received of R847 027/kg (US$1 711/oz) compared to R757 348/kg (US$1 504/oz) in FY20.

Operating free cash flow rose 28% to R1 117 million compared to R871 million in FY20. Hidden Valley’s mining lease extension was granted by the Papua New Guinea government for a further five years from March 2025 to March 2030. This extension affirms Harmony’s established relationship with government. The Hidden Valley extension project will result in an extended mine life to 2027 with expected production of 975 000oz of gold and 13Moz of silver over the life of mine. The project will be cash flow positive for its duration.

South Africa – underground operation
Tshepong Operations

		FY21	FY20	FY19
Number of employees
– Permanent		8 292	8 224	8 091
– Contractors		872	792	724
Total		9 164	9 016	8 815
Operational
Volumes milled	(000t) (metric)	1 558	1417	1 612
	(000t) (imperial)	1 718	1 562	1 777
Gold produced	(kg)	7 419	7 293	7 967
	(oz)	238 526	234 475	256 146
Gold sold	(kg)	7 353	7 399	7 922
	(oz)	236 404	237 882	254 698
Grade	(g/t)	4.76	5.15	4.94
	(oz/t)	0.139	0.150	0.144
Productivity	(g/TEC)	74.59	73.24	84.62
Development results
– Total metres		20 813	17 551	23 259
– Reef metres		2 385	3 131	3 323
– Capital metres		1 000	140	809
Financial
Revenue	(Rm)	6 214	5 452	4 685
	(US$m)	403	348	330
Average gold price received	(R/kg)	845 031	736 863	591 331
	(US$/oz)	1 707	1 463	1 297
Cash operating cost	(Rm)	4 919	4 252	4 008
	(US$m)	319	271	283
Production profit	(Rm)	1 349	1 154	712
	(US$m)	87	74	50
Capital expenditure	(Rm)	1 112	930	1 130
	(US$m)	72	59	80
Operating free cash flow[1]	(Rm)	183	270	(453)
	(US$m)	12	17	(32)
Cash operating cost	(R/kg)	663 030	583 018	503 033
	(US$/oz)	1 339	1 158	1 103
All-in sustaining cost	(R/kg)	815 333	713 202	636 281
	(US$/oz)	1 647	1 416	1 396
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		2	2	4
Lost-time injury frequency rate	per million hours worked	5.44	5.05	7.75
Environment
Electricity consumption	(GWh)	566	549	466
Water consumption – primary activities	(Ml)	2940	2 813	2 778
Greenhouse gas emissions	(000tCO2e)	590	581	535
Intensity data per tonne treated
– Energy		0.36	0.39	0.29
– Water		1.89	1.98	1.72
– Greenhouse gas emissions		0.38	0.41	0.33
Number of reportable environmental incidents		–	–	–
Community
Local economic development	(Rm)	19	32	18
Training and development	(Rm)	86	94	86
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Tshepong Operations continued

Other salient features
Status of operation	Steady-state operation: development continues
Life-of-mine	20 years
Nameplate hoisting capacity (per month)	283 000 tonnes (312 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	20	5.77	116	4.7	4.46	21	24.7	5.53	137
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	22.1	0.168	3 722	5.2	0.130	672	27.3	0.161	4 394

Overview of operations
Tshepong Operations is a deep-level underground mining operation in the Free State, near the town of Welkom, some 250km from Johannesburg. It is an integrated mining complex that includes the Tshepong and Phakisa underground mines/sections. The amalgamation and reporting of the Tshepong Operations as a single entity began in FY18. The proximity of these two mines has allowed for the integration of operations, in turn facilitating the use of excess hoisting capacity and underused infrastructure at Tshepong section and debottlenecking Phakisa’s restrained infrastructure. Given that Tshepong Operations is our largest mining complex, our plan is to mine this orebody for the next 20 years.

The Tshepong section is a mature underground operation that uses conventional undercut mining, while the newer Phakisa section uses the conventional undercut and opencut mining method. Rock from Phakisa is transported via a railveyor system to Nyala shaft, from where it is hoisted to surface. The principal gold-bearing orebody exploited by both sections is the Basal Reef, with the B Reef mined as a high-grade secondary reef. Mining is conducted at depths of 1 500m to 2 300m. Ore mined is processed at the Harmony One plant, with gold recovered using the gold cyanide leaching process.

Operating performance FY21
Regrettably, there were three fatalities at the Tshepong Operations in FY21, two in the second quarter and one in the third quarter. We focused on fall-of-ground golden controls, installing additional permanent steel netting and finding a solution to secure these nets close to the face using blast on support to eliminate further fall-of-ground injuries. The lost-time injury frequency rate deteriorated 8% to 5.44 per million hours worked (FY20: 5.05) and the management team remains committed to improving the safety performance of these operations. Refer to Safety and health for more information on the causes of injury and management’s safety approach.

In FY21, Tshepong Operations was the group’s largest contributor of gold production (16%) and the fourth-largest in production profit (11%). Higher productivity and improved mining efficiencies were achieved as there were no interruptions as a result of lockdowns in FY21. Gold production and volume of ore milled increased 2% to 7 419kg (238 526oz) (FY20: 7 293kg, 234 475oz) and 10% to 1 558 tons (FY20:1 417 tons) respectively, mainly due to improved mining efficiencies, as there was an 8% decrease in underground recovered grade to 4.76g/t (FY20: 5.15g/t).

Revenue rose 14% to R6 214 million (FY20: R5 452 million) mainly due to the 15% increase in average gold price to R845 031/kg (FY20: R736 863/kg). Cash operating costs were up 16% to R4 919 million (FY20: R4 252 million) mainly due to annual wages and electricity tariff increases as well as additional crews to improve production. Capital expenditure increased 20% to R1 112 million (FY20: R930 million) mainly for ongoing development and plant optimisation. Operating free cash flow of R183 million was recorded in FY21 compared to R270 million in FY20, reflecting high cash operating costs and capital expenditure relative to a moderate revenue increase.

Outlook for FY22
The key focus for FY22 will be to improve the mine’s operational flexibility, especially on development. We hope to achieve higher outputs per crew and ultimately drive up the volume and mine at the reserve grade. The safety of employees will remain a top priority.

South Africa – underground operation
Moab Khotsong

		FY21	FY20	FY19
Number of employees
– Permanent		5 369	5 343	5 421
– Contractors		840	1 086	1 036
Total		6 209	6 551	6 457
Operational
Volumes milled	(000t) (metric)	903	746	970
	(000t) (imperial)	995	822	1 069
Gold produced	(kg)	7 166	6 592	7 928
	(oz)	230 391	211 938	254 891
Gold sold	(kg)	7 095	6 799	7 794
	(oz)	228 109	218 592	250 583
Grade	(g/t)	7.94	8.84	8.17
	(oz/t)	0.232	0.258	0.238
Productivity	(g/TEC)	109.73	102.76	120.67
Development results
– Total metres		6981	8 815	10 472
– Reef metres		1144	1 173	1 202
– Capital metres		2070	1 363	1 432
Financial
Revenue	(Rm)	6 048	5 008	4 470
	(US$m)	393	320	315
Average gold price received	(R/kg)	852 392	736 533	573 522
	(US$/oz)	1 722	1 463	1 258
Cash operating cost	(Rm)	3 846	3 283	3 167
	(US$m)	250	210	223
Production profit	(Rm)	2 206	1 664	1 369
	(US$m)	144	106	96
Capital expenditure	(Rm)	633	498	559
	(US$m)	41	32	39
Operating free cash flow[1]	(Rm)	1 569	1 228	745
	(US$m)	102	78	53
Cash operating cost	(R/kg)	536 710	497 953	399 414
	(US$/oz)	1 084	989	876
All-in sustaining cost	(R/kg)	626 795	566 942	477 581
	(US$/oz)	1 266	1 126	1 048
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		1	1	1
Lost-time injury frequency rate	per million hours worked	7.92	7.95	9.75
Environment[2]
Electricity consumption	(GWh)	757	738	766
Water consumption – primary activities	(Ml)	6 191	5 975	6 898
Greenhouse gas emissions	(000tCO2e)	903	784	700
Intensity data per tonne treated
– Energy		0.84	0.99	0.79
– Water		6.86	8.01	7.11
– Greenhouse gas emissions		0.87	0.81	0.72
Number of reportable environmental incidents[3]		1	–	–
Community
Local economic development	(Rm)	10	22	19
Training and development	(Rm)	58	56	48
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.
2    Note: figures include Nufcor.
3    Figures include reportable incidents in Zaaiplaats.

Moab Khotsong continued

Other salient features
Status of operation	Steady-state operation with a growth project
Life-of-mine	24 years (including Zaaiplaats)
Nameplate hoisting capacity (per month)	160 000 tonnes (176 000 tons)
Compliance and certification	•New order mining right •ISO 14001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.9	7.77	23	12.3	8.89	109	15.2	8.67	132
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.2	0.227	727	13.6	0.259	3 518	16.8	0.253	4 245

Overview of operations
Moab Khotsong is a deep-level mine near the towns of Orkney and Klerksdorp, some 180km south-west of Johannesburg. The mine, which began producing in 2003, was acquired from AngloGold Ashanti Limited in March 2018.

Mining is based on a scattered mining method, together with an integrated backfill support system that incorporates bracket pillars. The geology at Moab Khotsong is structurally complex, with large fault-loss areas between the three mining areas (top mine (Great Noligwa), middle mine and lower mine (growth project and Zaaiplaats project in execution phase). The mine exploits the Vaal Reef as its primary orebody. The economic reef horizons are mined between 1 791m and 3 052m below surface. Ore mined is processed at the Great Noligwa gold plant. The plant uses the reverse gold leach method, with gold and uranium being recovered through gold cyanide and acid uranium leaching.

Operating performance FY21
We deeply regret to report that one employee lost his life in a mining-related incident in FY21. World best practice standards have been implemented, a risk management approach is being embedded, and learnings from the incident are being applied to improve the safety performance at Moab Khotsong. Refer to Safety and health for more on causes of injury and management’s safety approach.

The volume of ore milled increased 21% to 903 000 tonnes (FY20: 746 000 tonnes), mainly due to re-accessing the operation’s highest-grade section for the full year after it was affected by seismic activity in FY20 and had to be rehabilitated. Gold production rose 9% to 7 166kg (230 391oz) (FY20: 6 592kg, 211 938oz) despite a 10% decrease in underground grade recovered to 7.94g/t (FY20: 8.84g/t), offset by higher productivity and improved mining efficiencies given no interruptions due to national lockdowns.

The mine is the group’s second-largest gold operation (contributing 15% of total production) and the largest contributor to operating free cash flow. Revenue increased 21% to R6 048 million (FY20: R5 008 million), mainly due to the average gold price received rising 16% to R852 392/kg (FY20: R736 533/kg). Cash operating costs were 17% higher at R3 846 million (FY20: R3 283 million), mainly due to wages and electricity tariff increases. Capital expenditure rose 27% to R633 million (FY20: R498 million), mainly for ongoing development that includes infrastructure to extract and mine the pillar in Great Noligwa. Operating cash free flows of R1 569 million were recorded in FY21 compared to R1 228 million in FY20, reflecting a higher increase in revenue versus a marginal increase in capital and operating costs.

A notable outcome of FY21 was the completion of the Great Noligwa pillar extraction feasibility study. This went onto project-implementation stage, with construction of the second 73-76 level rock-transfer system completed and commissioned in the third quarter and handed over to production. Harmony has extensive pillar-mining expertise which is being used to develop the infrastructure for extracting and mining the pillar.

Outlook for FY22
With 24 years’ (including Zaaiplaats) life-of-mine left, the focus in FY22 will be to improve our safety performance; increase mining face lengths and achieve the reserve grade. Planned capital expenditure for FY22 related to the Zaaiplaats project will be R537 million. The project is expected produce 7 000kg (225 000oz) per annum at a grade of 9g/t and should reach full production by FY32.

South Africa – underground operation
Mponeng

		FY21	FY20	FY19
Number of employees
– Permanent		4 650
– Contractors		658
Total		5 308
Operational
Volumes milled	(000t) (metric)	683
	(000t) (imperial)	753
Gold produced	(kg)	5 446
	(oz)	175 092
Gold sold	(kg)	5 299
	(oz)	170 367
Grade	(g/t)	7.97
	(oz/t)	0.233
Productivity	(g/TEC)	124.95
Development results
– Total metres		6 299
– Reef metres		815
– Capital metres		—
Financial
Revenue	(Rm)	4 750
	(US$m)	308
Average gold price received	(R/kg)	896 474
	(US$/oz)	1 811
Cash operating cost	(Rm)	2 902
	(US$m)	188
Production profit	(Rm)	1 812
	(US$m)	117
Capital expenditure	(Rm)	493
	(US$m)	32
Operating free cash flow[1]	(Rm)	1 356
	(US$m)	88
Cash operating cost	(R/kg)	532 812
	(US$/oz)	1 076
All-in sustaining cost	(R/kg)	659 760
	(US$/oz)	1 333
Average exchange rate	(R/US$)	15.40
Safety
Number of fatalities		–
Lost-time injury frequency rate	per million hours worked	8.09
Environment
Electricity consumption	(GWh)	680
Water consumption – primary activities	(Ml)	2 250
Greenhouse gas emissions	(000tCO2e)	708
Intensity data per tonne treated
– Energy		1
– Water		3.29
– Greenhouse gas emissions		1.04
Number of reportable environmental incidents		–
Community
Local economic development	(Rm)	1
Training and development	(Rm)	11
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

The results and figures in the table above are for the nine months from 1 October 2020 to 30 June 2021.

Mponeng continued

Other salient features
Status of operation	Steady-state operation: development continues
Life-of-mine	Eight years
Nameplate hoisting capacity (per month)	165 000 tonnes (182 000 tons)
Compliance and certification	•New order mining right •ISO 14001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	1.9	8.72	17	5.8	8.47	49	7.7	8.53	65
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.1	0.254	535	6.3	0.247	1 569	8.5	0.249	2 104

Overview of operations
Mponeng is a deep-level mine near the town of Carletonville, some 90km south-west of Johannesburg. The mine, which began producing in 1986, was acquired from AngloGold Ashanti Limited in October 2020.

The orebody is extracted mostly by breast-mining methods with associated waste mining in addition to the reef being extracted. The dilution from these waste sources is captured and incorporated in the tonnage calculation, with historical performance being the benchmark. The mine exploits the Ventersdorp Contact Reef as its primary orebody. The economic reef horizons are mined between 3 160m and 3 740m below surface. Ore mined is processed at the Mponeng gold plant. The plant uses the conventional gold leach method, with gold recovered through carbon-in-pulp technology.

Operating performance FY21
The acquisition of Mponeng in October 2020 met Harmony’s strategic objective of enhancing the quality of its asset portfolio and increasing margins. Its inclusion for nine months of the financial year boosted group production and free cash flow.

Mponeng is the group’s second-largest contributor to operating free cash flows. In FY21, Mponeng processed 683 000 tonnes, producing 5 446kg (175 092oz) of gold at an underground recovered grade of 7.97g/t, making it the third-largest contributor to the group’s gold production in the nine months from October 2020 to June 2021.

As a result of an exceptional average gold price received of R896 474/kg and high gold production, Mponeng recorded revenue of R4 750 million. It incurred cash operating costs of R2 902 million and capital expenditure of R493 million, mainly due to integration costs and ongoing development for plant optimisation.

The integration of Mponeng included the transfer of Harmony’s existing accounting and payroll systems. This was successfully completed by year end.

Outlook for FY22
Management is focused on optimising costs and efficiencies to further enhance the performance of Mponeng, while safety remains a priority.

South Africa – underground operation
Bambanani

		FY21	FY20	FY19
Number of employees
– Permanent		1 508	1 561	1 513
– Contractors		131	129	157
Total		1 639	1 690	1 661
Operational
Volumes milled	(000t) (metric)	227	200	230
	(000t) (imperial)	250	221	254
Gold produced	(kg)	1 992	2 132	2 515
	(oz)	64 044	68 545	80 860
Gold sold	(kg)	1 975	2 162	2 495
	(oz)	63 498	69 510	80 216
Grade	(g/t)	8.78	10.66	10.93
	(oz/t)	0.256	0.310	0.318
Productivity	(g/TEC)	107.37	112.43	135.22
Development results
– Total metres		1 414	1 184	1 173
– Reef metres		—	–	–
– Capital metres		—	–	–
Financial
Revenue	(Rm)	1 687	1 591	1 477
	(US$m)	110	102	104
Average gold price received	(R/kg)	854 392	735 972	591 962
	(US$/oz)	1 726	1 461	1 299
Cash operating cost	(Rm)	1 168	1 025	985
	(US$m)	76	65	69
Production profit	(Rm)	531	551	483
	(US$m)	35	36	34
Capital expenditure	(Rm)	71	50	61
	(US$m)	5	3	4
Operating free cash flow[1]	(Rm)	448	517	431
	(US$m)	29	33	30
Cash operating cost	(R/kg)	586 588	480 620	391 550
	(US$/oz)	1 185	954	859
All-in sustaining cost	(R/kg)	641 426	522 990	441 226
	(US$/oz)	1 295	1 039	968
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		2	–	1
Lost-time injury frequency rate	per million hours worked	2.7	2.71	2.65
Environment
Electricity consumption	(GWh)	133	132	146
Water consumption – primary activities	(Ml)	1024	1 120	1 470
Greenhouse gas emissions	(000tCO2e)	138	140	133
Intensity data per tonne treated
– Energy		0.58	0.66	0.63
– Water		4.51	5.6	6.39
– Greenhouse gas emissions		0.61	0.7	0.57
Number of reportable environmental incidents		–	1	–
Community
Local economic development	(Rm)	4	8	4
Training and development	(Rm)	22	23	26
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Bambanani continued

Other salient features
Status of operation	Mature operation with focus on mining the shaft pillar for the next few years
Life-of-mine	Three years
Nameplate hoisting capacity (per month)	32 000 tonnes (35 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 – not certified but operates according to standard’s requirements •ISO 9001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0.6	8.48	5	—	—	—	0.6	8.48	5
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0.6	0.247	152	—	—	—	0.6	0.247	152

Overview of operations
Bambanani is a mature, deep-level mine in the Free State, near Welkom and some 260km south of Johannesburg. It comprises two surface shafts, with the East shaft used to convey our employees and West shaft used to hoist ore to the surface.

Bambanani is in the final stages of its life-of-mine (three years remaining) and mining is limited to extraction of the high-grade shaft pillar. Mining is conducted to a depth of 2 219m, exploiting predominantly the Basal Reef. Ore mined is sent to the Harmony One plant for processing. Given the high risk of seismicity at Bambanani, efforts are focused on managing support systems and rehabilitating areas with challenging ground conditions.

Operating performance FY21
Regrettably there were two fatalities in FY21, one in the first quarter and one in the third quarter. The management team remains committed to improving safety performance as a priority. Refer to Safety and health for more on the causes of injury and management’s safety approach.
Gold production decreased 7% to 1 992kg (64 044oz) (FY20: 2 132kg, 68 545oz), mainly due to an 18% decrease in the underground recovered grade to 8.78g/t (FY20: 10.66g/t) affected by challenging mining conditions in higher grade areas. An extensive drilling programme has been scheduled to investigate the extent of these conditions. Ore milled increased by 14% to 227 000t (FY20: 200 000t). The lower gold production was offset by an increase in the average gold price received to R854 392/kg (FY20: R735 972/kg), resulting in a 6% increase in revenue to R1 687 million (FY20: R1 591 million).

Cash operating costs increased 14% to R1 168 million (FY20: R1 025 million), mainly due to annual wage increases and electricity tariff increases. Capital expenditure rose 42% to R71 million (FY20: R50 million), mainly due to ongoing development and deferred capital expenditure from the national lockdown in FY20 which interrupted operations. Operating free cash flows of R448 million in FY21, compared to R517 million in FY20, reflect the high increase in capital expenditure as well as cash operating costs.

Outlook for FY22
Given that the operation is nearing the end of its life-of-mine, the key focus in FY22 will be to continue mining the remaining shaft pillar in a safe and productive manner.

South Africa – underground operation
Doornkop

		FY21	FY20	FY19
Number of employees
– Permanent		3 374	3 249	3 133
– Contractors		772	585	751
Total		4 146	3 924	3 884
Operational
Volumes milled	(000t) (metric)	851	681	730
	(000t) (imperial)	938	750	805
Gold produced	(kg)	3 670	2 994	3 273
	(oz)	117 993	96 259	105 229
Gold sold	(kg)	3 603	3 038	3 255
	(oz)	115 839	97 673	104 650
Grade	(g/t)	4.31	4.40	4.48
	(oz/t)	0.126	0.128	0.131
Productivity	(g/TEC)	89.14	74.83	85.07
Development results
– Total metres		6 271	6 042	8 834
– Reef metres		1 713	1 474	1 621
– Capital metres		1 149	315	497
Financial
Revenue	(Rm)	3 077	2 270	1 931
	(US$m)	200	145	136
Average gold price received	(R/kg)	853 957	747 282	593 301
	(US$/oz)	1 725	1 484	1 302
Cash operating cost	(Rm)	2 186	1 699	1 593
	(US$m)	142	109	112
Production profit	(Rm)	937	540	367
	(US$m)	61	35	26
Capital expenditure	(Rm)	425	281	308
	(US$m)	28	18	22
Operating free cash flow[1]	(Rm)	466	290	30
	(US$m)	30	19	2
Cash operating cost	(R/kg)	595 550	567 632	486 795
	(US$/oz)	1 203	1 127	1 068
All-in sustaining cost	(R/kg)	680 524	649 041	572 132
	(US$/oz)	1 374	1 289	1 255
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		1	1	2
Lost-time injury frequency rate	per million hours worked	6.89	6.1	5.22
Environment
Electricity consumption	(GWh)	212	204	212
Water consumption – primary activities	(Ml)	787	665	266
Greenhouse gas emissions	(000tCO2e)	222	217	193
Intensity data per tonne treated
– Energy		0.25	0.3	0.29
– Water		0.92	0.98	0.36
– Greenhouse gas emissions		0.26	0.32	0.26
Number of reportable environmental incidents		–	–	–
Community
Local economic development	(Rm)	6	9	8
Training and development	(Rm)	53	41	46
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Doornkop continued

Other salient features
Status of operation	Mining takes place on the South Reef at this single-shaft operation
Life-of-mine	14 years
Nameplate hoisting capacity (per month)	103 000 tonnes (113 000 tons)
Compliance and certification	•New order mining right – October 2008 •ISO 14001 •ISO 9001 •OHSAS 18001 •Cyanide code certified.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	6.0	4.73	29	4.4	4.17	19	10.5	4.49	47
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	6.7	0.138	918	4.9	0.122	596	11.5	0.131	1 513

Overview of operations
Doornkop is a deep-level single-shaft operation in Gauteng, some 30km west of Johannesburg, on the northern rim of the Witwatersrand Basin. While a mature operation, it still has 14 years life-of-mine remaining.

The operation focuses on narrow-reef conventional mining of the South Reef gold-bearing conglomerate reef. Mining is undertaken to a depth of 2 219m below surface. Ore is processed at the Doornkop plant, which uses the carbon-in-pulp process to extract gold.

Operating performance FY21
Regrettably, there was one fatality at the Doornkop plant in the first quarter of FY21. The lost-time injury frequency rate deteriorated 13% to 6.89 per million hours worked in FY21 (FY20: 6.1), and the management team remains committed to improving safety performance. Refer to Safety and health for more on causes of injury and management’s safety approach.

There was a 25% increase in volumes milled to 851 000 tonnes (FY20: 681 000) despite a slight decrease in underground recovered grade of 2% to 4.31g/t. The operation achieved a 23% increase in gold production to 3 670kg (117 993oz) (FY20: 2 994kg, 96 259oz) in FY21, the highest in more than ten years, on improved operating efficiencies. Higher production is a direct benefit of capital expenditure, which increased 51% to R425 million (FY20: R281 million), mainly for plant optimisation and ongoing development as lockdown regulations did not interrupt operations in the review period.

Revenue rose 36% to R3 077 million (FY20: R 2 270 million), reflecting the substantial increase in production and 14% rise in the gold price to R853 957/kg (FY20: R747 282/kg). Cash operating costs were 29% higher at R2 186 million (FY20: R1 699 million) mainly due to annual wages, electricity tariff increases and additional crews to improve production.

Outlook for FY22
Achieving planned development targets to enable the life-of-mine production build-up and enhance mining flexibility will remain the priority for FY22. A focus on safety, development and disciplined mining will ensure we achieve our production targets at this mine.

South Africa – underground operation
Joel

		FY21	FY20	FY19
Number of employees
– Permanent		1 823	1 883	1 867
– Contractors		209	131	115
Total		2 032	2 014	1 982
Operational
Volumes milled	(000t) (metric)	359	349	429
	(000t) (imperial)	396	384	473
Gold produced	(kg)	1 424	1 391	1 567
	(oz)	45 783	44 722	50 379
Gold sold	(kg)	1 414	1 412	1 612
	(oz)	45 461	45 397	51 827
Grade	(g/t)	3.97	3.99	3.65
	(oz/t)	0.116	0.116	0.107
Productivity	(g/TEC)	63.97	64.01	78.1
Development results
– Total metres		3 397	2 734	3 378
– Reef metres		1 806	832	1 288
– Capital metres		—	–	–
Financial
Revenue	(Rm)	1 199	1 037	957
	(US$m)	78	66	67
Average gold price received	(R/kg)	848 131	734 620	593 531
	(US$/oz)	1 713	1 459	1 302
Cash operating cost	(Rm)	1 135	999	967
	(US$m)	74	64	68
Production profit	(Rm)	75	27	(14)
	(US$m)	5	2	(2)
Capital expenditure	(Rm)	172	151	187
	(US$m)	11	10	13
Operating free cash flow[1]	(Rm)	(108)	(113)	(197)
	(US$m)	(7)	(8)	(14)
Cash operating cost	(R/kg)	796 982	718 024	617 116
	(US$/oz)	1 610	1 426	1 354
All-in sustaining cost	(R/kg)	936 296	826 970	701 644
	(US$/oz)	1 891	1 642	1 539
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	3.42	2.03	3.16
Environment
Electricity consumption	(GWh)	88	85	87
Water consumption – primary activities	(Ml)	907	853	838
Greenhouse gas emissions	(000tCO2e)	92	90	80
Intensity data per tonne treated
– Energy		0.25	0.24	0.2
– Water		0.92	2.44	1.95
– Greenhouse gas emissions		0.26	0.26	0.19
Number of reportable environmental incidents		–	–	–
Community
Local economic development[2]	(Rm)	4	6	4
Training and development	(Rm)	19	18	19
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Joel continued

Other salient features
Status of operation	Twin-shaft operation – technically challenging, decline project completed
Life-of-mine	Nine years
Nameplate hoisting capacity (per month)	60 000 tonnes (83 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •SAS 18001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.6	5.00	13	1.5	4.50	7	4.1	4.82	20
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.9	0.146	423	1.6	0.131	215	4.5	0.141	639

Overview of operations
Joel is a twin-shaft mining operation in the Free State, some 290km south-west of Johannesburg, on the southern edge of the Witwatersrand Basin.

A pre-developed scattered mining system is used. This enables unpay and geologically complex areas to be left unmined, while considering the overall panel configuration and stability of footwall development. This allows for mining to be selective, based on the proven ore reserve during the development phase. The primary economic reef mined is the narrow tabular Beatrix Reef deposit, accessed via conventional grid development. Mining is currently being conducted to a depth of 1 379m below collar. As the Joel plant was decommissioned in FY19, ore mined is now processed at the Harmony One plant.

Operating performance FY21
In FY21, gold production increased by 2% to 1 424kg (45 783oz) (FY20: 1 391kg, 44 722oz) while volume of ore milled rose 3% to 359 000 tonnes (FY20: 349 000 tonnes), despite a 1% decrease in the recovered grade to 3.97g/t (FY20: 3.99g/t). This was offset by higher productivity and improved mining efficiencies as the national lockdown did not interrupt operations in FY21.

The exceptional rise in the gold price by 15% to R848 131/kg (FY20: R734 620/kg) increased revenue to R1 199 million, which is also a 16% increase on R1 037 million in FY20. Cash operating costs rose 14% to R1 135 million (FY20: R999 million), mainly due to annual wage and electricity tariff increases. Capital expenditure was 14% higher at R172 million (FY20: R151 million), reflecting expenditure that was interrupted during the national lockdown in April 2020 and subsequent phased start-up of operations.

Joel had a fatality-free year, continuing its good safety record.

Another notable achievement during the year was completion of the 137 decline project in July 2021, which is expected to improve productivity in the 137 level from FY22. The decline project was initiated to extend the life of Joel by eight to nine years and is included in the current life-of-mine plan of nine years.

Outlook for FY22
The key focus areas in FY22 will be our development plan to open reserves, as well as ongoing exploration drilling to identify new reserves below 137 level and in the Klippan area. This is expected to increase volumes and grade output, resulting in a safe and profitable FY22.

South Africa – underground operation
Target 1

		FY21	FY20	FY19
Number of employees
– Permanent		1 550	1 682	1 604
– Contractors		315	380	335
Total		1 865	2 062	1 939
Operational
Volumes milled	(000t) (metric)	488	543	588
	(000t) (imperial)	537	598	650
Gold produced	(kg)	1 603	2 244	2 653
	(oz)	51 536	72 146	85 296
Gold sold	(kg)	1 619	2 237	2 685
	(oz)	52 052	71 921	86 324
Grade	(g/t)	3.28	4.13	4.51
	(oz/t)	0.096	0.121	0.131
Productivity	(g/TEC)	76.55	108.58	132.94
Development results
– Total metres		2 211	2 152	3 378
– Reef metres		368	96	118
– Capital metres		96	191	179
Financial
Revenue	(Rm)	1 410	1 524	1 585
	(US$m)	92	97	112
Average gold price received	(R/kg)	870 640	681 388	590 298
	(US$/oz)	1 758	1 353	1 295
Cash operating cost	(Rm)	1 662	1 505	1 478
	(US$m)	108	96	104
Production profit	(Rm)	(257)	25	94
	(US$m)	(16)	1	7
Capital expenditure	(Rm)	368	347	297
	(US$m)	24	22	21
Operating free cash flow[1]	(Rm)	(621)	(327)	(190)
	(US$m)	(40)	(21)	(13)
Cash operating cost	(R/kg)	1 037 115	670 647	557 264
	(US$/oz)	2 095	1 332	1 222
All-in sustaining cost	(R/kg)	1 232 098	817 066	662 816
	(US$/oz)	2 488	1 623	1 454
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		1	–	–
Lost-time injury frequency rate	per million hours worked	9.99	9.62	6.35
Environment
Electricity consumption	(GWh)	219	212	173
Water consumption – primary activities	(Ml)	597	471	474
Greenhouse gas emissions	(000tCO2e)	232	229	162
Intensity data per tonne treated
– Energy		0.45	0.39	0.29
– Water		1.22	0.87	0.81
– Greenhouse gas emissions		0.48	0.42	0.28
Number of reportable environmental incidents		–	–	–
Community
Local economic development	(Rm)	4	8	6
Training and development	(Rm)	40	38	45
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Target 1 continued

Other salient features
Status of operation	Optimisation project well underway
Life-of-mine	Seven years
Nameplate hoisting capacity (per month)	97 000 tonnes (107 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •OHSAS 18001 •Cyanide code certified.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.9	4.46	13	1.8	3.89	7	4.7	4.24	20
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.2	0.130	416	2.0	0.113	231	5.2	0.124	647

Overview of operations
Target 1 is an advanced, single-shaft, deep-level mine in the Free State, some 270km south-west of Johannesburg. It has a planned life-of-mine of seven years.

While most of the ore extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed primarily to destress areas ahead of mechanised mining. The gold mineralisation currently exploited is contained in a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs. These reefs are mined to a depth of around 2 300m below surface. Ore mined is milled and processed at the Target plant, with gold recovered by means of gold cyanide leaching.

Operating performance FY21
Regrettably, there was one fatality at Target 1 in the third quarter of FY21. The management team remains committed to improving safety performance. Refer to Safety and health for more on causes of injury and management’s safety approach.

Gold production and volume of ore milled respectively decreased by 29% to 1 603kg (51 536oz) (FY20: 2 244kg, 72 146oz) and 10% to 488 000 tonnes (FY20: 543 000 tonnes). This was mainly due to flexibility constraints as a result of pillar failures and backfill dilution in two of the massive stopes. This also affected recovered grade, which deteriorated 21% to 3.28g/t (FY20: 4.13g/t).

The substantial decline in production resulted in an 7% decrease in revenue to R1 410 million (FY20: R1 524 million), despite the 28% increase in average gold price received to R870 640/kg (FY20: R681 388/kg). Cash operating costs rose 10% to R1 662 million (FY20: R1 505 million), mainly due to annual wage and electricity tariff increases.

Capital expenditure increased 6% to R368 million (FY20: R347 million), mainly due to higher capital expenditure on the decline project, ventilation project as well as ongoing development.

Outlook for FY22
Target is set to achieve higher volumes and grades in FY22, which will result in lower unit costs. This is the result of the Target 1 optimisation project to improve productivity and efficiencies which began in FY19 and will continue into FY22. The project involves moving the rock crusher and related infrastructure and services closer to mining working areas.

South Africa – underground operation
Kusasalethu

		FY21	FY20	FY19
Number of employees
– Permanent		3 764	4 237	4 011
– Contractors		496	603	930
Total		4 260	4 840	4 941
Operational
Volumes milled	(000t) (metric)	708	615	742
	(000t) (imperial)	780	678	817
Gold produced	(kg)	3 999	3 015	4 989
	(oz)	128 570	96 934	160 400
Gold sold	(kg)	3 980	3 085	5 028
	(oz)	127 959	99 185	161 653
Grade	(g/t)	5.65	4.90	6.72
	(oz/t)	0.165	0.143	0.196
Productivity	(g/TEC)	81.32	57.08	98.94
Development results
– Total metres		2 202	3 039	5 437
– Reef metres		282	1 019	1 217
– Capital metres		—	–	–
Financial
Revenue	(Rm)	3 400	2 293	2 975
	(US$m)	221	146	210
Average gold price received	(R/kg)	854 201	743 153	591 742
	(US$/oz)	1 725	1 476	1 298
Cash operating cost	(Rm)	2 969	2 562	2 377
	(US$m)	193	164	168
Production profit	(Rm)	445	(284)	580
	(US$m)	29	(19)	41
Capital expenditure	(Rm)	205	188	316
	(US$m)	13	12	22
Operating free cash flow[1]	(Rm)	226	(458)	282
	(US$m)	15	(29)	20
Cash operating cost	(R/kg)	742 452	849 782	476 417
	(US$/oz)	1 500	1 687	1 045
All-in sustaining cost	(R/kg)	814 048	923 054	556 621
	(US$/oz)	1 644	1 833	1 221
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		2	2	3
Lost-time injury frequency rate	per million hours worked	9.83	10.72	9.05
Environment
Electricity consumption	(GWh)	636	599	624
Water consumption – primary activities	(Ml)	2 832	2 720	3 205
Greenhouse gas emissions	(000tCO2e)	661	635	569
Intensity data per tonne treated
– Energy		0.9	0.97	0.84
– Water		4	4.42	4.32
– Greenhouse gas emissions		0.93	1.03	0.77
Number of reportable environmental incidents		2	–	–
Community
Local economic development	(Rm)	8	9	9
Training and development	(Rm)	14	38	52
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Kusasalethu continued

Other salient features
Status of operation	Mature, steady-state operation positioned for profitability
Life-of-mine	Three years
Nameplate hoisting capacity (per month)	172 000 tonnes (190 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •Cyanide code.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	1.9	7.51	14	0.3	4.76	1	2.2	7.15	15
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.1	0.219	455	0.3	0.139	43	2.4	0.209	498

Overview of operations
Kusasalethu is a mature, deep-level mine 90km west of Johannesburg, near the border of Gauteng and North West provinces. Mining at a depth of 3 388m with three years’ life-of-mine.

The mine comprises twin vertical and twin sub-vertical shaft systems and uses conventional mining methods in a sequential grid layout. It exploits the Ventersdorp Contact Reef as its primary orebody. Ore mined is treated at the Kusasalethu plant.

We believe there are various surface and service synergies in the West Wits area that could unlock value by driving down units costs.

Operating performance FY21
Tragically, there were two fatalities at Kusasalethu in FY21, in the first and second quarters. The management team remains committed to improving safety performance. Refer to Safety and health for more on causes of injury and management’s safety approach.

A 15% increase in underground recovered grade to 5.65g/t (FY20: 4.90g/t) and improved mining efficiencies saw gold production increase substantially by 33% to 3 999kg (128 570oz) (FY20: 3 015kg, 96 934oz), together with a 15% increase in volume of ore milled to 708 000 tonnes (FY20: 615 000 tonnes).

Revenue rose 48% to R3 400 million (FY20: R2 293 million), reflecting high productivity and a 15% increase in average gold price received to R854 201/kg (FY20: R743 153/kg).

Cash operating costs were 16% higher at R2 969 million (FY20: R2 562 million), mainly due to annual wage and electricity tariff increases. Capital expenditure rose 9% to R205 million (FY20: R188 million) for ongoing development. Operating free cash flow of R226 million compares to a negative operating cash flow of R458 million in FY20, mainly due to the 48% increase in revenue versus gradual increase in cash operating cost and capital expenditure.

Outlook for FY22
The key focus for FY22 will be to improve the mine’s operational flexibility, especially on development. Management will also concentrate on achieving high outputs per crew to drive up volume and mine at the reserve grade. The safety of employees remains a priority.

South Africa – underground operation
Masimong

		FY21	FY20	FY19
Number of employees
– Permanent		1 943	2 083	2 247
– Contractors		121	135	120
Total		2 064	2 218	2 367
Operational
Volumes milled	(000t) (metric)	510	489	602
	(000t) (imperial)	563	539	664
Gold produced	(kg)	2 012	1 999	2 309
	(oz)	64 687	64 269	74 237
Gold sold	(kg)	1 993	2 027	2 291
	(oz)	64 076	65 169	73 657
Grade	(g/t)	3.95	4.09	3.84
	(oz/t)	0.115	0.119	0.112
Productivity	(g/TEC)	81.23	79.22	82.48
Development results
– Total metres		2 833	2 246	3 167
– Reef metres		1 044	759	765
Financial
Revenue	(Rm)	1 636	1 401	1 359
	(US$m)	106	89	96
Average gold price received	(R/kg)	820 780	691 282	593 003
	(US$/oz)	1 658	1 373	1 301
Cash operating cost	(Rm)	1 440	1 241	1 214
	(US$m)	94	79	86
Production profit	(Rm)	209	143	154
	(US$m)	13	9	11
Capital expenditure	(Rm)	29	24	109
	(US$m)	2	2	8
Operating free cash flow[1]	(Rm)	166	136	36
	(US$m)	11	8	2
Cash operating cost	(R/kg)	715 835	620 804	525 703
	(US$/oz)	1 446	1 233	1 153
All-in sustaining cost	(R/kg)	764 577	655 888	593 408
	(US$/oz)	1 544	1 302	1 302
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	2.86	7.51	5.88
Environment
Electricity consumption	(GWh)	133	138	161
Water consumption – primary activities	(Ml)	383	510	721
Greenhouse gas emissions	(000tCO2e)	139	146	147
Intensity data per tonne treated
– Energy		0.26	0.28	0.27
– Water		0.75	1.04	1.2
– Greenhouse gas emissions		0.27	0.3	0.24
Number of reportable environmental incidents		1	–	–
Community
Local economic development	(Rm)	5	11	6
Training and development	(Rm)	23	23	26
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Masimong continued

Other salient features
Status of operation	Mature, single-shaft operation nearing the end of its life
Life-of-mine	18 months
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 14001 •ISO 9001 •OHSAS 18001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0.7	4.37	3	0.03	3.08	0.1	0.8	4.32	3
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0.8	0.127	105	0.03	0.090	3	0.9	0.126	108

Overview of operations
Masimong is a deep-level mine in the Free State, near Welkom, some 260km from Johannesburg. The operation is close to the end of its mine life, with some 18 months of mining left. Masimong is a mine that reflects the effectiveness of Harmony’s business model.

The Masimong complex comprises two shafts with 5 Shaft used as the operating shaft and 4 Shaft for ventilation, pumping and a second escape outlet. Masimong exploits the Basal Reef and B Reef, using a conventional tabular narrow-reef stoping method. Mining is conducted at a depth of 1 650m to 2 010m below collar. Ore mined is processed at the nearby Harmony One plant.

Operating performance FY21
Gold production increased 1% to 2 012kg (64 687oz) (FY20: 1 999kg, 64 269oz), due to a 4% increase in tonnes milled to 510 000 tonnes (FY20: 489 000 tonnes), countered by a deteriorating underground grade recovered of 3% to 3.95g/t (FY20: 4.09g/t).

The 19% increase in gold price received to R820 780/kg (FY20: R691 282/kg) and slight increase in production contributed to the 17% increase in revenue to R1 636 million (FY20: R1 401 million), despite a marginal decrease in gold sold. This performance was underpinned by a good safety record with no loss-of-life incidents recorded in FY21 as the operations achieved 2 million fatality-free shifts.

Cash operating costs rose 16% to R1 440 million (FY20: R1 241 million) mainly due to annual wage increases and electricity tariff increases. Capital expenditure increased 21% to R29 million (FY20: 24 million), mainly for ongoing development.

Outlook for FY22
The Masimong management team will focus on maintaining the safety and production performance as life-of-mine was extended by another year.

South Africa – underground operation
Unisel

		FY21	FY20	FY19
Number of employees
– Permanent		—	750	880
– Contractors		—	77	52
Total		—	827	932
Operational
Volumes milled	(000t) (metric)	57	219	256
	(000t) (imperial)	63	242	283
Gold produced	(kg)	247	982	1 212
	(oz)	7 941	31 573	38 966
Gold sold	(kg)	242	994	1 207
	(oz)	7 780	31 958	38 807
Grade	(g/t)	4.33	4.48	4.73
	(oz/t)	0.126	0.130	0.138
Productivity	(g/TEC)	80.40	98.59	110.5
Development results
– Total metres		–	1 048	2 035
– Reef metres		–	299	1 177
– Capital metres		–	–	–
Financial
Revenue	(Rm)	224	681	713
	(US$m)	15	43	50
Average gold price received	(R/kg)	925 979	684 727	590 468
	(US$/oz)	1 870	1 360	1 295
Cash operating cost	(Rm)	178	573	569
	(US$m)	12	37	40
Production profit	(Rm)	42	101	149
	(US$m)	3	6	10
Capital expenditure	(Rm)	–	7	45
	(US$m)	–	–	3
Operating free cash flow[1]	(Rm)	46	100	99
	(US$m)	3	6	7
Cash operating cost	(R/kg)	721 271	583 274	469 108
	(US$/oz)	1 457	1 158	1 029
All-in sustaining cost	(R/kg)	782 126	613 382	523 823
	(US$/oz)	1 580	1 218	1 149
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	1.88	1.66	4.02
Environment
Electricity consumption	(GWh)	18	51	62
Water consumption – primary activities	(Ml)	269	414	367
Greenhouse gas emissions	(000tCO2e)	18	54	57
Intensity data per tonne treated
– Energy		0.31	0.23	0.03
– Water		4.72	1.89	0.36
– Greenhouse gas emissions		0.32	0.25	0.04
Number of reportable environmental incidents		–	–	1
Community
Local economic development	(Rm)	–	4	3
Training and development	(Rm)	3	8	11
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

The FY21 results and figures in the table above are for the four months until 31 October 2020.

Unisel continued

Other salient features
Status of operation	Mature operation closed in FY21
Life-of-mine	Closed
Nameplate hoisting capacity (per month)	63 000 tonnes (69 000 tons)
Compliance and certification	•New order mining right – December 2007 •ISO 9001.

Overview of operations
Unisel is a single-shaft, intermediate-depth mine in the Free State, near Virginia, some 270km south-west of Johannesburg. Having been in production since 1979, Unisel has reached the end of its life, and was closed in the first half of FY21. This mine has served myriad stakeholders in the province well over the past 40 years.

Post-closure, Harmony will arrange to transfer the Unisel workforce to other operations where positions are available. Portable skills training will be a key focus.

Operating performance FY21
In FY21, Unisel recorded its sixth consecutive year without a fatality.

Due to the closure of the mine, volume of ore milled decreased 74% to 57 000 tonnes (FY20: 219 000 tonnes) with underground recovered grade deteriorating 3% to 4.33g/t (FY20: 4.48g/t). This resulted in gold production being 75% lower at 247kg (7 941oz) (FY20: 982kg, 31 573oz).

Despite an exceptional 35% rise in the gold price received to R925 979/kg (FY20: R684 727/kg) in the review period, revenue declined 67% to R224 million (FY20: R681 million) after the mine was closed in the second quarter. Operating free cash flow of R46 million was recorded when the shaft was closed, with a 69% decrease in cash operating costs to R178 million. There was no capital expenditure in FY21.

Outlook for FY22
The mine has reached the end of its life and was closed in the second quarter of FY21.

South Africa – surface operation
Mine Waste Solutions (tailings retreatment)

		FY21	FY20	FY19
Number of employees
– Permanent		479
– Contractors		797
Total		1 276
Operational
Volumes milled	(000t) (metric)	17 665
	(000t) (imperial)	19 479
Gold produced	(kg)	2 057
	(oz)	66 133
Gold sold	(kg)	2 043
	(oz)	65 684
Grade	(g/t)	0.116
	(oz/t)	0.003
Productivity	(g/TEC)	302.38
Financial
Revenue	(Rm)	1 889
	(US$m)	123
Average gold price received	(R/kg)	729 882
	(US$/oz)	1 474
Cash operating cost	(Rm)	1 036
	(US$m)	67
Production profit	(Rm)	751
	(US$m)	49
Capital expenditure	(Rm)	70
	(US$m)	5
Operating free cash flow[1]	(Rm)	385
	(US$m)	25
Cash operating cost	(R/kg)	503 635
	(US$/oz)	1 017
All-in sustaining cost	(R/kg)	601 978
	(US$/oz)	1 216
Average exchange rate	(R/US$)	15.40
Safety
Number of fatalities		–
Lost-time injury frequency rate	per million hours worked	4.04
Environment
Electricity consumption	(GWh)	142
Water consumption – primary activities	(Ml)	6 222
Greenhouse gas emissions	(000tCO2e)	154
Intensity data per tonne treated
– Energy		0.01
– Water		0.35
– Greenhouse gas emissions		0.01
Number of reportable environmental incidents		1
Community
Local economic development	(Rm)	–
Training and development	(Rm)	1
1    Operating free cash flow = revenue – Franco-Nevada non-cash consideration – cash operating cost – capital expenditure as per operating results.

The results and figures in the table above are for the nine months from 1 October 2020 to 30 June 2021.

Mine Waste Solutions (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	17 years

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	50.0	0.24	12	164.9	0.26	42	214.9	0.25	54
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	55.1	0.007	390	181.8	0.007	1 358	236.9	0.007	1 749

Overview of operations
Mine Waste Solutions is a tailings retreatment operation near Klerksdorp in North West province. It reprocesses low-grade material from tailing storage facilities scattered across the Vaal River and Stilfontein area to reduce the tailings footprint.

The operation was acquired from AngloGold Ashanti Limited in October 2020.

Harmony's subsidiary, Chemwes, the owner of Mine Waste Solutions has a contract with Franco-Nevada Barbados (Franco-Nevada) where Franco-Nevada is entitled to receive 25% of all the gold produced through Mine Waste Solutions.

As at 1 October 2020, the balance of gold ounces to be delivered to Franco-Nevada amounted to 100 686oz. Subsequent to 1 October 2020, 16 257oz had been delivered to Franco-Nevada bringing the balance of gold ounces to be delivered as at 30 June 2021 to 84 429oz.

Operating performance FY21
The acquisition of Mine Waste Solutions in FY21 met Harmony’s strategic objective of improving the quality of its asset portfolio and increasing margins. Its integration boosted group production and operating free cash flow in FY21.

Mine Waste Solutions processed 17.7 million tonnes at an underground grade of 0.116g/t, producing 2 057kg (66 133oz) of gold in the nine months to June 2021.

Revenue of R1 889 million reflects high productivity and a healthy average gold price received of R729 882/kg. The operation incurred all-in sustaining costs of R601 978/kg and capital expenditure of R70 million, mainly due to emergency generators, Kareerand East stormwater drain and the Kareerand expansion project.

The integration of Mine Waste Solutions included the transfer of Harmony’s existing accounting and payroll systems, successfully completed by year end.

Outlook for FY22
Management is focused on optimising costs and efficiencies to further enhance performance.

South Africa – surface operation
Kalgold

		FY21	FY20	FY19
Number of employees
– Permanent		270	253	238
– Contractors		430	361	346
Total		700	614	584
Operational
Volumes milled	(000t) (metric)	1 507	1 541	1 619
	(000t) (imperial)	1 662	1 700	1 785
Gold produced	(kg)	1 109	1 153	1 249
	(oz)	35 655	37 070	40 156
Gold sold	(kg)	1 112	1 151	1 263
	(oz)	35 752	37 006	40 605
Grade	(g/t)	0.74	0.75	0.77
	(oz/t)	0.021	0.022	0.022
Productivity	(g/TEC)	121.92	128.80	150.85
Financial
Revenue	(Rm)	955	855	750
	(US$m)	62	55	53
Average gold price received	(R/kg)	859 070	742 533	593 482
	(US$/oz)	1 735	1 474	1 302
Cash operating cost	(Rm)	776	674	695
	(US$m)	50	43	49
Production profit	(Rm)	179	183	50
	(US$m)	12	12	3
Capital expenditure	(Rm)	208	99	61
	(US$m)	14	6	4
Operating free cash flow[1]	(Rm)	(36)	84	(4)
	(US$m)	(2)	6	–
Cash operating cost	(R/kg)	699 546	584 218	556 283
	(US$/oz)	1 413	1 160	1 220
All-in sustaining cost	(R/kg)	905 253	690 239	624 147
	(US$/oz)	1 828	1 371	1 369
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	3.21	1.65	0.88
Environment
Electricity consumption	(GWh)	53	54	54
Water consumption – primary activities	(Ml)	267	307	583
Greenhouse gas emissions	(000tCO2e)	75	72	66
Intensity data per tonne treated
– Energy		0.03	0.04	0.03
– Water		0.18	0.2	0.36
– Greenhouse gas emissions		0.05	0.05	0.04
Number of reportable environmental incidents		–	–	1
Community
Local economic development	(Rm)	1	8	9
Training and development	(Rm)	6	9	5
1    Operating free cash flow = revenue – cash operating cost – capital expenditure ± impact of run-of-mine costs as per operating results.

Kalgold continued

Other salient features
Status of operation	Open-pit mining operation
Life-of-mine	12 years
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	•New order mining right – August 2008 •ISO 14001 •ISO 9001.

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	6.1	0.93	6	12.5	1.12	14	18.5	1.06	20
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	6.7	0.027	182	13.7	0.033	449	20.4	0.031	631

Overview of operations
Kalgold is a long-life, open-pit gold mine on the Kraaipan Greenstone Belt, 55km south-west of Mahikeng in North West province.

Mining takes place from the A-zone pit, where activities are ramping up at the pillar between the A-zone and Watertank pit. Mined ore is processed at the carbon-in-leach Kalgold plant.

Operating performance FY21
Kalgold maintained its fatality-free record in FY21.

Gold production decreased 4% to 1 109kg (35 655oz) (FY20: 1 153kg, 37 070oz), due to a 2% drop in ore milled to 1 507 000 tonnes (FY20: 1 541 000 tonnes) and a 1% decrease in recovered grade to 0.74g/t (FY20: 0.75g/t).

Despite lower production, the 16% higher average gold price received in FY21 boosted revenue 12% to R955 million (FY20: R855 million). Cash operating costs increased 15% to R776 million (FY20: R674 million) due to increased annual wages and electricity tariffs.

Capital expenditure rose over 100% to R208 million (FY20: R99 million), mainly for capitalised stripping costs in FY21.

Outlook for FY22
With a 12-year life-of-mine, the key focus areas in FY22 will be to optimise the pit design to produce safe, profitable ounces by mining the A-zone and Watertank pits. Feasibility studies are underway to potentially expand milling capacity – two options are being considered, one to expand milling capacity by 300 000t a month, the other by 450 000t a month. The results from exploration drilling at Kalgold outline an expanded, robust mineralised system that extends beyond current resource limits. Resource development drilling underway has outlined a mineralised zone that now comprises over 2.1km of strike and extends to more than 300m below surface. The intersections show good continuity of geology and mineralisation, making this an exciting organic growth opportunity for Harmony.

South Africa – surface operation
Phoenix (tailings retreatment)

		FY21	FY20	FY19
Number of employees
– Permanent		86	83	87
– Contractors		247	261	249
Total		333	344	336
Operational
Volumes milled	(000t) (metric)	6 190	6 227	6 133
	(000t) (imperial)	6 827	6 866	6 762
Gold produced	(kg)	779	818	756
	(oz)	25 046	26 299	24 306
Gold sold	(kg)	777	823	750
	(oz)	24 982	26 459	24 113
Grade	(g/t)	0.126	0.131	0.123
	(oz/t)	0.004	0.004	0.004
Productivity	(g/TEC)	375.24	385.12	185.84
Financial
Revenue	(Rm)	620	589	433
	(US$m)	40	38	31
Average gold price received	(R/kg)	798 310	715 787	577 889
	(US$/oz)	1 612	1 421	1 268
Cash operating cost	(Rm)	396	363	344
	(US$m)	26	23	24
Production profit	(Rm)	227	223	92
	(US$m)	15	14	7
Capital expenditure	(Rm)	4	7	6
	(US$m)	–	–	–
Operating free cash flow[1]	(Rm)	221	219	83
	(US$m)	14	14	7
Cash operating cost	(R/kg)	508 162	443 972	455 370
	(US$/oz)	1 026	882	999
All-in sustaining cost	(R/kg)	511 946	453 937	462 579
	(US$/oz)	1 034	901	1 015
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	–	–	–
Environment
Electricity consumption	(GWh)	41	40	41
Water consumption – primary activities	(Ml)	305	320	304
Greenhouse gas emissions	(000tCO2e)	43	43	37
Intensity data per tonne treated
– Energy		0.01	0.01	0.007
– Water		0.05	0.05	0.05
– Greenhouse gas emissions		0.01	0.01	0.006
Number of reportable environmental incidents		1	–	1
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Phoenix (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	Seven years

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	42.6	0.28	12	—	—	—	42.6	0.28	12
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	46.9	0.008	385	—	—	—	46.9	0.008	385

Overview of operations
Phoenix is a tailings retreatment operation in Virginia, Free State.

It retreats tailings from Harmony’s tailings storage facilities in the Free State region to extract any residual gold, using the Saaiplaas plant. It is 100% owned by the black economic empowerment company, Tswelopele Beneficiation Operation Proprietary Limited, of which Harmony is a 76% shareholder.

Operating performance FY21
With its safety performance intact, Phoenix continued to improve its operating performance by increasing volumes processed and containing costs.

Gold production decreased 5% to 779kg (25 046oz) (FY20: 818kg, 26 299oz), mainly due to a 1% decrease in volumes of ore processed to 6.19 million tonnes and 4% decrease in recovered grade to 0.126g/t (FY20: 0.131g/t). Lower gold production was offset by the 12% rise in average gold price received to R798 310/kg (FY20: R715 787/kg), resulting in a 5% increase in revenue to R620 million (FY20: R589 million).

All-in sustaining unit costs rose 13% to R511 946/kg (FY20: R453 937/kg). Capital expenditure for FY21 decreased 43% to R4 million (FY20: R7 million) after replacing a 2km leach pipe in the prior year to reduce pipe failures and improve plant efficiencies.

Operational success depends on maintaining plant efficiency and reducing pump and pipe failures (adequate spillage control).

Outlook for FY22
The aim is to finish feasibility work on identifying the optimum second-source feed for processing given that the current feed is nearing the end of its life. Another focus will be to investigate the possibility of boosting gold recovery by reducing resonance time in processing.

South Africa – surface operation
Central Plant Reclamation (tailings retreatment)

		FY21	FY20	FY19
Number of employees
– Permanent		96	97	99
– Contractors		153	151	136
Total		249	248	235
Operational
Volumes milled	(000t) (metric)	4 020	4 020	3 872
	(000t) (imperial)	4 434	4 433	4 269
Gold produced	(kg)	563	625	579
	(oz)	18 101	20 094	18 615
Gold sold	(kg)	566	625	577
	(oz)	18 197	20 093	18 551
Grade	(g/t)	0.140	0.155	0.15
	(oz/t)	0.004	0.005	0.004
Productivity	(g/TEC)	291.34	325.83	307.23
Financial
Revenue	(Rm)	482	468	342
	(US$m)	31	30	24
Average gold price received	(R/kg)	851 505	749 216	592 359
	(US$/oz)	1 720	1 488	1 299
Cash operating cost	(Rm)	271	234	212
	(US$m)	18	15	15
Production profit	(Rm)	211	234	130
	(US$m)	14	15	9
Capital expenditure	(Rm)	13	12	7
	(US$m)	1	1	1
Operating free cash flow[1]	(Rm)	198	222	123
	(US$m)	13	14	8
Cash operating cost	(R/kg)	480 975	373 798	366 364
	(US$/oz)	971	742	804
All-in sustaining cost	(R/kg)	501 947	389 611	378 038
	(US$/oz)	1 014	774	829
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	–	–	2.09
Environment
Electricity consumption	(GWh)	23	24	23
Water consumption – primary activities	(Ml)	203	171	191
Greenhouse gas emissions	(000tCO2e)	27	25	21
Intensity data per tonne treated
– Energy		0.01	0.01	0.01
– Water		0.05	0.04	0.05
– Greenhouse gas emissions		0.01	0.01	0.005
Number of reportable environmental incidents		–	–	–
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Central Plant Reclamation (tailings retreatment) continued

Other salient features
Status of operation	Tailings retreatment
Life-of-mine	14 years

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	—	—	—	52.0	0.27	14	52.0	0.27	14
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	—	—	—	57.3	0.008	450	57.3	0.008	450

Overview of operations
Central Plant Reclamation is a tailings retreatment operation near Welkom in the Free State. Originally built to process waste-rock dumps, it was converted into a tailings retreatment facility in FY17.

Operating performance FY21
The operation maintained processing volumes at 4 million tonnes, but a 10% decline in recovered grade to 0.140g/t (FY20:0.155g/t) resulted in an 10% decrease in gold production to 563kg (18 101oz) (FY20: 625kg, 20 094oz). This was countered by an exceptional rise in average gold price received of 14% to R851 505/kg (FY20: R749 216/kg), increasing revenue 3% to R482 million (FY20: R468 million).

All-in sustaining unit cost increased 29% to R501 947/kg (FY20: R389 611/kg). Capital expenditure for FY21 rose 7% to R13 million (FY20: R12 million) on higher plant maintenance.

Outlook for FY22
Key focus areas in FY22 will be to continue safe operations and deliver operational excellence by maintaining costs and improving mining efficiencies.

South Africa – surface operation
Waste-rock dumps

		FY21	FY20	FY19
Operational
Volumes milled	(000t) (metric)	10 107	4 476	4 307
	(000t) (imperial)	11 145	4 936	4 749
Gold produced	(kg)	3 580	1 753	1 515
	(oz)	115 099	56 630	48 708
Gold sold	(kg)	3 527	1 780	1 497
	(oz)	113 395	57 229	48 129
Grade	(g/t)	0.354	0.392	0.352
	(oz/t)	0.010	0.011	0.01
Financial
Revenue	(Rm)	3 079	1 388	879
	(US$m)	200	89	62
Average gold price received	(R/kg)	872 960	779 835	587 483
	(US$/oz)	1 763	1 549	1 289
Cash operating cost	(Rm)	2 127	853	692
	(US$m)	138	54	49
Production profit	(Rm)	933	527	195
	(US$m)	61	34	14
Capital expenditure	(Rm)	39	2	8
	(US$m)	3	–	1
Operating free cash flow[1]	(Rm)	913	533	179
	(US$m)	59	34	12
Cash operating cost	(R/kg)	594 033	486 792	456 473
	(US$/oz)	1 200	967	1 001
All-in sustaining cost	(R/kg)	619 692	484 507	462 178
	(US$/oz)	1 252	962	1 014
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	–	–	–
Environment
Electricity consumption	(GWh)	*	*	*
Water consumption – primary activities	(Ml)	*	*	*
Greenhouse gas emissions	(000tCO2e)	*	*	*
Intensity data per tonne treated
– Energy		*	*	*
– Water		*	*	*
– Greenhouse gas emissions		*	*	*
Number of reportable environmental incidents		–	–	–
*    Electricity and water consumption and related emission and intensity data for the respective plants at which the waste rock dumps are processed are accounted for as part of the primary operation’s environmental results.
1    Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results.

Waste-rock dumps continued

Other salient features
Status of operation	Processing waste-rock dumps depends on the availability of spare plant capacity and plant requirements for grinding material
Life-of-mine	±1 year

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	–	–	–	–	–	–	–	–	–
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	–	–	–	–	–	–	–	–	–

Overview of operations
Production from processing surface-rock dumps, situated across Harmony’s operations, depends entirely on the availability of spare mill capacity at the Harmony One and Target plants. Waste and waste-rock dump deliveries to Kusasalethu plant (near the border of Gauteng and North West provinces) supplement mining volumes to secure sufficient backfill to use as support in stoping areas. Waste-rock dumps near Orkney (acquired with Moab Khotsong operations) are treated at the Great Noligwa and Mispah plants. Milling of waste-rock dumps at the Doornkop plant, in Gauteng, began in FY18. Waste-rock dumps and tailings facilities acquired with Mponeng are treated at Mponeng, Savuka and Kopanang plants.

Operating performance FY21
An increase of 126% in ore milled to 10 million tonnes (FY20: 4 million tonnes), despite a 10% decline in recovered grade to 0.354g/t (FY20: 0.392g/t), translated to a 104% rise in gold produced to 3 580kg (115 099oz) (FY20: 1 753kg, 56 630oz). These operations recorded an excellent financial performance, with revenue increasing 121% to R3 079 million (FY20: R1 388 million) mainly due to the inclusion of surface sources acquired from AngloGold Ashanti in the Mponeng transaction, coupled with a substantial rise in average gold price received of 12% to R872 960/kg (FY20: R779 835/kg).

The newly acquired waste-rock dumps and tailings operations contributed a total of 5.4 million tonnes and 1 445kg of gold at an average recovered grade of 0.264g/t. These operations recorded revenue of R1 270 million, with cash costs and capital expenditure of R1 148 million resulting in operational free cash of R122 million.

All-in sustaining unit cost rose 28% to R619 692/kg (FY20: R484 507/kg). Capital expenditure for FY21 increased significantly to R39 million (FY20: R2 million) to replace a pipeline and conveyor at the Mispah plant as well as bratticing, refurbishments and replacing equipment related to the newly acquired surface assets.

Outlook for FY22
The priority for FY22 will be to continue safe, profitable production by maintaining costs and improving mining efficiencies.

Papua New Guinea
Hidden Valley

		FY21	FY20	FY19
Number of employees
– Permanent		1 474	1 434	1 391
– Contractors		754	748	709
Total		2 228	2 182	2 100
Operational
Volumes milled	(000t) (metric)	3 420	3 906	3 886
	(000t) (imperial)	3 772	4 307	4 285
Gold produced	(kg)	4 689	4 872	6 222
	(oz)	150 755	156 639	200 042
Gold sold	(kg)	4 755	4 949	6 192
	(oz)	152 876	159 113	199 077
Grade	(g/t)	1.37	1.25	1.6
	(oz/t)	0.040	0.036	0.047
Financial
Revenue	(Rm)	4 028	3 748	3 591
	(US$m)	262	239	253
Average gold price received	(R/kg)	847 027	757 348	579 902
	(US$/oz)	1 711	1 504	1 272
Cash operating cost	(Rm)	1 670	1 696	1 371
	(US$m)	108	108	97
Production profit	(Rm)	2 309	2 109	2 229
	(US$m)	150	134	157
Capital expenditure	(Rm)	1 260	959	1 591
	(US$m)	82	61	112
Operating free cash flow[1]	(Rm)	1 117	871	573
	(US$m)	73	56	40
Cash operating cost	(R/kg)	356 233	348 054	220 323
	(US$/oz)	719	691	483
All-in sustaining cost	(R/kg)	677 659	562 648	497 399
	(US$/oz)	1 383	1 120	1 090
Average exchange rate	(R/US$)	15.40	15.66	14.18
Safety
Number of fatalities		–	–	–
Lost-time injury frequency rate	per million hours worked	–	0.68	0.35
Environment
Electricity consumption	(GWh)	103	120	117
Water consumption – primary activities	(Ml)	1983	1 810	1 827
Greenhouse gas emissions	(000tCO2e)	158	165	208
Intensity data per tonne treated
– Energy		0.03	0.04	0.03
– Water		0.58	0.46	0.47
– Greenhouse gas emissions		0.05	0.04	0.05
Number of reportable environmental incidents		–	7	2
1    Operating free cash flow = revenue – cash operating cost – capital expenditure ± impact of run-of-mine costs as per operating results.

Hidden Valley continued

Other salient features
Status of operation	Open-pit mining operation producing gold and silver (by-product).
Life-of-mine	Six years

Mineral Reserve estimates at 30 June 2021

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	3.4	0.95	3	19.9	1.59	32	23.3	1.50	35
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.7	0.028	103	21.9	0.046	1 016	25.6	0.044	1 119

Overview of operations
The Hidden Valley Mine is an open-pit gold and silver operation, in Morobe Province, Papua New Guinea, some 210km north-west of Port Moresby. The mine is located at elevations of 2 800m to 1 700m above sea level in steep mountainous and forested terrain that receives around 3m of rainfall per year. The major gold and silver deposits of Hidden Valley are in the Morobe Granodiorite of the Wau Graben.

Crushed ore is conveyed from the pit via a 5.5km overland pipe conveyor and treated at the Hidden Valley processing plant, using a two-stage crushing circuit followed by a semi-autogenous grinding mill, gravity, counter current decantation/ Merril Crowe circuit for silver and a carbon-in-leach circuit for gold.

Operating performance FY21
Hidden Valley’s safety performance is among the best in the industry, with a fifth consecutive year of zero fatalities and over three million fatality-free shifts in FY21. This is testament to the culture of zero harm, safety coaching and leadership, as well as the use of critical control management that has been embedded operationally to drive safety.

The 14-day mil stoppage in January 2021, caused by a fault in the mill’s electronic management system, together with the impact of Covid-19-related travel restrictions and operational constraints, impacted production. Volumes milled decreased 12% to 3.4 million tonnes (FY20: 3.9 million tonnes), although recovered grade improved 10% to 1.37g/t (FY20: 1.25g/t). Gold production declined 4% to 4 689kg (150 755oz) (FY20: 4 872kg, 156 639oz) and generated operating free cash flow of R1 117 million, making it the group’s third-largest contributor to operating free cash flow in FY21, just behind the newly acquired Mponeng. The 12% rise in average gold price received to R847 027/kg (FY20: R757 348/kg) increased revenue by 8% to R4 028 million (FY20: R3 748 million). The all-in sustaining unit cost rose 20% to R677 659/kg (US$1 383/oz) (FY20: R562 648/kg, US$1 120/oz) due to:
•Lower gold production as a result of lower ore processed as the mine transitioned between various stages of the open-pit
•Higher total capital expenditure for plant maintenance and optimisation.

A prefeasibility study for the life-of-mine extension has been completed, which considered a two-year mine life extension and annual gold production of around 190 000oz. This study progressed to feasibility stage by the end of FY20 and was completed in FY21. A renewal of the mining lease to support a proposed mine life extension by two years was obtained.

Outlook for FY22
The key focus in FY22 will be to safely mine the current cutback to produce 153 000oz to 161 000oz ounces, while beginning the next planned pushback of the main Hidden Valley pit.

EXPLORATION AND PROJECTS

* Study work to commence during FY22

Exploration
Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium-term organic Mineral Reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting Mineral Reserve base.

Key work streams underpinning the FY21 exploration programme include:
•Brownfield exploration at Hidden Valley and Kalgold to optimise existing open-pit operations and extend mine life
•Brownfield exploration at our underground operations in South Africa
•Greenfield exploration at Target North
•Reviewing exploration opportunities as part of our new business strategy.

During the year these work streams continued to be impacted as a result of the global Covid-19 pandemic, with some work programmes suspended in the interest of the health and safety of our employees and the host communities we work in, and to preserve capital during these challenging times.

A detailed report of exploration results appears in our Mineral Resources and Mineral Reserves 2021 report.

KALGOLD
The brownfields drilling campaign focused on resource extension drilling for the Windmill Zone. A total of 30 boreholes were drilled which amounts to 4 745 metres of Reverse Circulation drilling. Geotechnical, condemnation and water borehole drilling was also carried out to support various components of the Feasibility study and provide input to mine planning. All proposed sites have now been cleared for future development.

The systematic geochemical soil sampling survey was completed over the selected anomalies identified by magnetic and electro-magnetic surveys. A total of 1 806 auger holes were drilled and 3 476 outcrop samples were obtained and analysed. Integration of these results with all historical geological information was concluded and identified excellent drilling targets associated with favourable cherty BIF sequence, the main host rock of Kalgold mineralisation.

TARGET NORTH
The exploration drilling programme from surface advanced well and a total of 3 744m was drilled. At MAL21A borehole, the first long directional deflection targeting the VCR to the west of the original intersection was completed including a set of short grade variability deflections. Deflection drilling continues. The average grade of reef intersections obtained from the mother hole and short deflections is 10g/t over the 110cm stoping width. Drilling of the second borehole MAL22 began in January 2021 and the hole advanced to a depth of 1 547 metres. Drilling continues in the Ventersdorp Lava.

Exploration continued

PAPUA NEW GUINEA
HIDDEN VALLEY BROWNFIELD EXPLORATION
Kerimenge prospect – The Kerimenge prospect is located some 8km to the west of the Hamata processing plant. Review of existing drill data commenced with the aim of developing a new resource estimate. Kerimenge is a historic gold deposit outlined by previous explorers that contains components of refractory and free milling oxide gold mineralisation.

Webiak prospect – Assay results were returned for drilling at the Webiak prospect, located approximately 7.5km north of Hidden Valley (one hole for 120.5m). While no significant gold assays were obtained, results highlighted several zones of coincident anomalous silver-arsenic-antimony-mercury element anomalism consistent with the upper parts of a low sulphidation precious metal system.

WAFI-GOLPU JOINT VENTURE (Harmony 50%)
Buvu prospect – The Buvu prospect is located some approximately 2km north-west of the Golpu porphyry. A programme of soil sampling supported by geological reconnaissance mapping and rock-chip sampling was completed to develop a gold target in the hanging wall of the Buvu Fault. Results outlined a significant gold anomaly (open to the south) which sits in an envelope of anomalous silver, lead and zinc geochemistry. Work completed to date has confirmed the Buvu target area as having potential for an unrecognised centre of epithermal hydrothermal alteration and mineralisation.

Projects
We have identified substantial opportunities in our existing portfolio through exploration and brownfield projects which will extend the life of some of our larger and higher-grade assets, adding lower-risk, higher-margin ounces to Harmony’s portfolio. Each project brings multiple benefits to Harmony and exceeds all our minimum criteria for allocating capital. We will continue to focus on ensuring all our mines operate safely and optimally and will continue investing across all our operations to ensure optimal production.

The salient features of our key projects are:

SOUTH AFRICA
ZAAIPLAATS PROJECT
Zaaiplaats is located south west of Moab Khotsong mine in South Africa and has significant resources of 3.5Moz below the last infrastructure level. This project is expected to produce over 200 000 ounces per annum and add 24 years’ life-of-mine at a yield of approximately 9g/t and an estimated, real all-in sustaining cost of R512 300/kg. The major capital expenditure will be funded by Moab Khotsong. There are significant benefits to pursuing this project such as leveraging existing infrastructure, increasing ounces and sustaining jobs. Harmony has proven its ability to extract value and add life-of-mine time and again throughout its 71-year history.

KAREERAND EXTENSION
Mine Waste Solutions was acquired in October 2020 and is a reclamation operation in the Stilfontein/Orkney area in North West province, and treats 2.2 million tonnes per month from historical tailings facilities through the Mine Waste Solutions plant. Residue is then deposited on the existing Kareerand Tailings Storage Facility. However, this facility is running out of tailings deposition capacity. The project will require major capital to extend the existing deposition site to enable the full development of our tailings resource in the region. This project will be funded out of group cash and will deliver excellent cash flow margins once this project is completed and the Franco-Nevada streaming agreement comes to an end. This project is expected to produce approximately 100 000 ounces of gold per annum and add 16 years’ life of mine at an estimated all-in sustaining cost of R572 000/kg over the life of mine.

HIDDEN VALLEY EXTENSION
This project in Papua New Guinea will be self-funded and will extend the life of mine to 2027. We expect the project to deliver approximately 160 000-200 000oz of gold per annum and 2.1Moz to 3.1Moz of silver per annum at a life-of-mine all-in sustaining cost of $1 017/oz.

OTHER PROJECTS IN EXECUTION
These include the Doornkop levels 207 and 212 mining and engineering infrastructure upgrade, the Tshepong sub-75 development, the Target 1 recapitalisation and decline development as well as our renewable energy projects (which are expected to realise significant energy savings).

PAPUA NEW GUINEA
WAFI-GOLPU PROJECT
Harmony is committed to realising its aspiration of being a specialist emerging-market copper-gold producer. In December 2020, following a rigorous environmental impact assessment, the Environmental Permit for the Wafi-Golpu project was approved by the Papua New Guinean Conservation and Environment Protection Authority and issued by the Director of Environment.

The Environmental Permit is required under the Papua New Guinean Environment Act and is a prerequisite for granting a Special Mining Lease under the Mining Act. Harmony, together with its Wafi-Golpu Joint Venture partner Newcrest Mining Limited, is currently engaging with the State of Papua New Guinea to progress permitting of the Wafi-Golpu Project and has commenced discussions with the State in relation to the Special Mining Lease.

The Wafi-Golpu Joint Venture Social Licence to Operate is in good standing and continues to receive support from the Project Impact Area communities, including various coastal communities.

During FY21, several meetings took place between the Prime minister, Deputy Prime Minister and the Wafi-Golpu Joint Venture proponents on the resumption of the permitting process, with the Prime Minister expressing his government’s desire to have it expedited.

In July 2021, engagement on a revised draft term sheet occurred.

ENVIRONMENT

ENVIRONMENTAL MANAGEMENT AND STEWARDSHIP

Capitals affected

Directly	Indirectly
NATURAL CAPITAL	SOCIAL AND RELATIONSHIP CAPITAL

Stakeholders affected
Host communities	Other stakeholders include non-governmental organisations and civil organisations, government and regulators.

Link to strategy

Responsible stewardship

Related risks
•Ensuring licence to operate and increasing cost of compliance •Supply insecurity, rising cost of and continued use of fossil fuel-generated electricity in South Africa.

Related material issues
•Responsible environmental stewardship – mitigating the impacts of our mining activities •Navigating political and regulatory uncertainty.

Governance responsibility
Social and ethics committee.

GRI standards

Prepared in accordance with: 102-10, 201-2, 301-1, 301-2, 301-3, 302-1, 302-2, 302-3, 302-4, 302-5, 303-1, 303-2, 303-3, 303-4, 303-5, 304-1, 304-2, 304-3, 304-4, 305-3, 305-4, 305-5, 305-6, 305-7, 306-1, 306-2, 306-3, 306-4, 306-5, 307-1, 308-1, 308-2, MM1, MM2, MM3 and MM10

Related SDGs

•Water efficiency programmes to optimise use •Efficient and responsible waste management, including tailings disposal.	•Energy-efficiency programmes to optimise use and limit related emissions •Improving energy mix with renewable and low-carbon alternatives.	•Taking all possible steps to prevent harm to the ocean and marine life from proposed deep-sea tailings placement for the Wafi-Golpu project.	•Focused rehabilitation programme to restore land to viability post-mining •Biodiversity action plans being developed to restore biodiversity and limit losses.

Mining extracts natural minerals from the earth – land is disturbed; water is consumed and its quality potentially affected; dust and other emissions are generated; wastes are discharged and greenhouse gases are emitted.

We fully appreciate the significant impact of our activities on the natural environment and our surrounding communities. Our principal environmental impacts are:

Land disturbance	Greenhouse gas emissions	Water consumption and pollution	Waste generation	Air pollution

The tenets of our environmental strategy are accordingly focused on:

Emissions reduction through energy efficiency	Emissions reduction through improved mix	Water conservation	Environmental leadership and disclosure

Pollution prevention and resource protection	Land restoration	Value creation	Environmental conservation

Our performance FY21
We spent R281 million (US$18 million) (FY20: R159 million or US$10 million) on our group environmental portfolio in FY21.

Material used	FY21	FY20	FY19	FY18	FY17
Tonnes treated (000t)	49 253	25 429	25 980	22 441	19 402

Annual expenditure on our environmental portfolio

	FY21		FY20
	Rm	US$m	Rm	US$m
SOUTH AFRICA
Implementation of environmental control	198	13	64	4
Mine rehabilitation projects	49	3	62	4
Total	247	16	126	8
PAPUA NEW GUINEA
Implementation of environmental control	34	2	32	2
Harmony – Total	281	18	159	10

Setting environmental targets
We measure and monitor our performance against group environmental targets, re-evaluated every five years. The targets against which we are currently reporting were implemented in FY18 and apply through to FY22. We are revising group aggregate targets post acquisition of Mponeng and related assets for FY22 to align with the call for net-zero emissions and to encapsulate more robust science-based targets.

Harmony remains on track to achieving most of its five-year targets by the end of FY22. Our absolute consumption for electricity and water has increased since 2017 due to the addition of Moab, Mine Waste Solutions and Mponeng operations. Despite consuming more, Harmony has noticeably improved its intensities per tonne of ore processed relative to consumption of electricity and water.

Harmony continues to initiate projects to improve energy and water efficiencies at our operations, including Mponeng and Mine Waste Solutions. Our expanded base of assets presents an opportunity to identify synergies within and between operations, which could support more aggressive reductions in the short to medium term.

Group environmental targets

KPIs	Five-year baseline target (FY18 to FY22)		Year on year			Ten-year target (FY18 to FY27)
	Target	Cumulative actual	Target	Actual	Achieved
Energy
Reduce absolute electricity consumption (% MWh)	5	(57)	1	(30)	✗	7%
Electricity intensity (% kWh/tonne treated)	5	38	1	33	✓	7%
Total carbon emission intensity reduction (% tCO2/tonne treated)	5	34	1	34	✓	5%
Diesel intensity (% kl/tonne treated)	2	57	0.4	50	✓
Petrol intensity (% kl/tonne treated)	2	34	0.4	39	✓
Energy intensity (% GJ/tonne treated)	5	39	1	34	✓	7%
Water
Reduce water used for primary activities (% kl)	7	(67)	1.4	(54)	✗
Water intensity (% kl/tonne treated)	7	34	1.4	21	✓
Water recycling (% increase)	6	103	1.2	38	✓	80% recycled and zero discharge
Waste
Non-hazardous waste recycled (% increase)[1]	10	40	2	52	✓	Zero to landfill
Land and biodiversity
Reduce impacted land footprint (%)	3	n/a	0.6	0.03	✗
Environmental fines (#)	0	0	0	0	✓
Implement biodiversity action plans (%)	100	70	20	70	✓	One offset project per region
[1] Timber, steel and plastic.

KPIs measured on Harmony’s consumption figures
KPI	Five-year target based on consumption (FY18 to FY22)	Year 4 – FY21			Ten-year target (FY18 to FY27)
		Target	Actual	Achieved
Energy
Renewable energy (% of total electricity consumption)[1]	10	2	2.7	✓	30% of energy mix
Waste
Hydrocarbon recycling[2] (% increase of total hydrocarbon consumption)	80	16	21	✓
[1] Sources that produce electricity for Harmony’s consumption. Renewable sources are based on installed capacity. [2] Hydraulic oil and lubricants.

Our approach
Natural capital is one of the six capitals on which our business is based and our value measured. While mining impacts negatively on our natural capital, we believe environmental impacts caused by mining can be managed, mitigated or avoided entirely in some cases.

Our approach to environmental management and stewardship therefore aims to have the least impact feasible on the natural surroundings of our operations, and to preserve our natural capital to the fullest extent.

To achieve this, our goal is excellence in environmental performance that underpins our business strategy. We aim to conduct our mining activities and processes in a way that complies with environmental legislation while being responsible and considerate of the environment and our communities. We seek to be a responsible steward of natural resources and the environment in areas where we operate. This is a moral imperative, but also makes good business sense: mitigating our environmental impact reduces operating costs and our exposure to risk, while supporting our long-term objective of leaving a positive post-mining legacy.

Our approach is guided by our environmental management and stewardship policy, set out in Harmony’s sustainable development framework, and underpinned by specific commitments:
•Preventing pollution where feasible wherever we operate or minimising, mitigating and remediating the harmful effects of our operation on the environment
•Complying with applicable host-country environmental laws and regulations
•Promoting active partnerships with government, community, labour and non-governmental organisations for environmental protection and conservation at international, national, regional and local levels
•Continual improvement, driven by environmental management systems that focus on:
–Setting and achieving targets that promote the efficient use of resources and reduce environmental exposure; reporting on progress to relevant internal and external stakeholders
–Managing hazardous substances safely and responsibly
•Contributing to biodiversity protection and considering ecological values and land-use aspects in investment, operational and closure activities
•Ensuring transparent communications with our communities on environmental issues.
•Ensuring integrity in the disclosure on of our environmental KPIs through GRI assurance processes. For FY21, the assured group KPIs include Mponeng and Mine Waste Solutions figures for the period October 2020 to June 2021. The Mponeng and Mine Waste solution figures were not sampled in FY21,detailed assurance work will be performed for the FY22.

www.harmony.co.za/sustainability/governance#policies.

Responsible stewardship: suppliers and market
Suppliers
Harmony has an extensive supply chain, and these suppliers indirectly contribute to our scope 3 greenhouse gas emissions. To comply with requirements in South Africa’s National Environmental Management Act (as amended), each supplier must therefore adhere to our environmental management policies and standards. In this way, we ensure companies in our supply chain observe laws and regulations governing water and air quality, and will use all reasonable measures to avoid polluting and degrading the environment.

We have also engaged with our top 20 suppliers on their carbon and water footprints. Our aim was to enhance understanding that their activities, combined with our mining and processing activities, generate greenhouse gas emissions and must be re-evaluated to improve processes and reduce the impact of climate change.

Market
Rand Refinery smelts, evaluates, refines and fabricates the gold we produce for investment and retail clients. Harmony has a 10% stake in Rand Refinery, and one of our executive directors serves as a non-executive director and chair of its social and ethics committee. Rand Refinery is similarly committed to improving its environmental performance and operating to a high degree of compliance. It is also committed to internationally accepted responsible-sourcing practices (specifically London Bullion Market Association’s responsible gold guidance and OECD due-diligence guidance for responsible supply chains of minerals from conflict-affected and high-risk areas). The certified gold chain of custody is audited independently in line with the requirements of independent bodies and enacted legislation.

Rand Refinery is accredited under ISO 45001:2018.

Governance
Our social and ethics committee oversees Harmony’s environmental strategy and performance. The executive responsible for sustainable development motivates environmental improvement strategically at group level. General managers at each operation are accountable for annual environmental management plans that identify opportunities for improvement.

Operations are guided by technical and performance standards, incorporated into their environmental management systems and implemented in line with ISO 14001 (2015). Environmental management programmes include detailed closure plans for each operation within five years of planned closure to expedite beneficial post-mining land use and activities to ensure sustainable community livelihoods.

Harmony’s assets cover a spectrum from development to long-life, operational, as well as short-life operational, decommissioned and closed operations. Accordingly, we decided to ensure that all long-life assets (over five years) will be ISO certified, with short-life and decommissioned assets to be compliant, but not certified. Eleven of our South African operations are therefore ISO 14001 compliant, including Mponeng plants and Mine Waste Solutions. Unisel is not certified as it is in closure. Certification is underway for Central and Saaiplaas plants, which we expect to receive by December 2021, and Mponeng shaft will be recertified by May 2021. Improvements are noted year on year.

In Papua New Guinea, Hidden Valley’s environmental management plan is aligned with the ISO 14001(2015) standard.

Although Harmony is not a member of World Gold Council, we subscribe to global good practice and will be implementing the World Gold Council’s responsible gold mining principles where applicable to our business. We have completed the gap analysis or self-assessment (refer assurance statement on page xx) required for year 1 of the three-year certification process, with the year 2 process underway.

All new employees in South Africa and Papua New Guinea receive environmental awareness training, reinforced by leadership training courses and monthly initiatives.

Environmental risk matrix

Health and safety
Emissions, effluents and waste
Energy use and GHG emissions
Water security
Physical impacts of climate change
Preserving critical skills base
Bribery and corruption
Water quality
Community relations
Human rights
Land use and Biodiversity
Potential Sustainability Impact
High
Medium
Low
Low
Medium
High
Potential Business Impact

Our environmental risk matrix, included in our corporate risk register, underscores the importance of our natural capital and environmental management strategy. This matrix details the most significant threats to our business, employees and communities over the medium to long term.

Key among these threats is climate change, which could affect future operating costs, infrastructure requirements, operations and operating conditions, host communities and supply chain.

Material climate-related risks – which could have substantive financial impacts* – include safety (ie increasing ambient temperatures and flash flooding), regulatory changes (such as South Africa’s new carbon tax regulations and the Climate Change Management Act 19 2015 in PNG), and major infrastructure incidents such as those caused by flash flooding.

*    A substantive financial impact is defined as roughly R10 million, equivalent to an average loss of one day’s production at a typical Harmony operation. Additionally, we estimate the impact to our business from carbon tax will be R300 million to R500 million by 2030.

For more on climate-related risks, see TCFD report 2021.

Water is the primary medium through which Harmony will experience the effects of climate change, and therefore a key environmental risk. Our scenario analysis indicates water is a likely risk either from extreme storm or drought events, increased temperatures that could affect underground ambient temperatures and possible food-security risks. Water availability is also becoming less predictable, particularly in some of our operating regions in South Africa. Equally, water is a critical requirement for our growth prospects, particularly hydraulic tailings reclamation, and we are therefore acutely aware of the impact on our future mineable reserves, especially in water-scarce regions such as the Free State. Our recent acquisition of two water companies (discussed in the Water use section) adds strategic value to Harmony by limiting the impact of climate change to our business while limiting our use of water from host communities.

Land degradation is another major contributor to climate change and features in our environmental risk matrix. Land degradation generally means poorer vegetation cover which impairs the ability of fewer plants to absorb carbon dioxide, increases the likelihood of soil erosion during rain and dust storms, particularly detrimental to high arable land, and impacts biodiversity.

Legislative framework
The legislative frameworks regulating the mining industry in South Africa and Papua New Guinea remain in a state of flux, with several new and amended bills as well as draft policies before the respective parliaments. While promulgation is delayed by the pandemic, regulatory uncertainty continues in both countries, particularly management and reporting of environmental impacts in and around mining operations. A summary of the bills and their associated implications for our business is provided below.

South Africa
Financial Provision Regulations
The industry has been engaging with Department of Forestry, Fisheries and Environment on final publication of the Financial Provision Regulations for rehabilitation. The implementation of these regulations has again been deferred to June 2022 to allow for review of the recent drafted regulations. We view the recent published draft regulations as onerous to the industry, constraining growth opportunities in the sector.

Carbon tax
National Treasury published regulations for the Carbon Tax Act. These include trade exposure and performance allowances that grant Harmony the opportunity to claim up to 10% trade exposure allowance. Despite these allowances, a substantive financial impact remains, with continued uncertainty on the implementation of phase 2 where these allowances may fall away.

Papua New Guinea
While the principal environmental legislation in Papua New Guinea – the Environment Act 2000 – remains applicable, several national policy changes are being considered, with provisions for imposing additional taxes and levies on resource industries:
•Revised mine-closure policy with provision for financial assurance as security for closure costs
•Introduction of a biodiversity offsets policy, which includes a mechanism for associated payments to support national biodiversity incentives.

In July 2020, the draft national oceans policy was endorsed. This aims to develop an integrated ocean-management system and includes considering issues associated with offshore mining and extractive industries. The extent to which the policy may be relevant to deep-sea tailings placement is presently unclear.

In January 2021, climate-change fees and charges came into effect in support of the country’s Climate Change Management Act. This includes taxes on carbon in fuel products, taxes on nitrogen synthetic fertilizer (not applicable to our operations) and a green fee (departure tax applied to non-residents exiting the country).

In addition, the legal standing of new guidelines on mine closure and rehabilitation issued by the Mineral Resources Authority of Papua New Guinea in September 2019 is being assessed.

Compliance and certification in FY21
•Seven of 13 gold plants were certified as compliant with the cyanide code
•11 operations hold ISO 14001 certification, with Unisel in closure
•Harmony recorded six reportable environmental incidents during the year – all level 3 (moderate) incidents in South Africa. Appropriate remedial action was taken in all cases (see table on the following page).

Environmental compliance
No compliance notices received in FY21 and no fines or penalties have been levied.

Papua New Guinea
An amendment to the Hidden Valley environment permit was secured in April 2021, in support of a potential mine-life extension. Conditions of the amended permit are unchanged from those previously in effect, except for an increase to permissible surface-water extraction volumes.

In line with a permit condition requiring that the operation routinely update its environmental management plans, the Hidden Valley environment management plan 2021-2024 was lodged with the regulator in March 2021.

Compliance activities proposed by the regulator for FY21 were deferred because of the pandemic.

Environmental incidents
Harmony reports its environmental incidents based on a risk matrix that evaluates the severity of the incident against the financial and reputational implications for the group. This matrix was updated last year to more adequately reflect the levels of severity, incident descriptions, financial and legal implications and to align to Harmony’s enterprise risk matrix.

Severity level	Mitigation costs	Environmental impact	Reputation impact	Legal impact
5	> R10 million	Irreversible damage to habitat or ecosystem	International condemnation	Potential director liability
4	< R10 million	Significant impact on habitat or ecosystem	National and international concern – non-governmental organisation involved	Very significant fines or prosecutions
3	< R5 million	Longer-term impacts and ecosystem compromised	Adverse media attention – locally/nationally	Breach of legislation and likely consequences from regulator
2	< R1 million	Moderate short-term effects but not affecting ecosystem function	Unresolved local complaints and possible local media attention	Minor breach of legislation
1	< R500 000	Localised affected area of low impact	Local complaints	No major breaches of legislation

Environmental incidents

The reportable incidents in South Africa are summarised below:

Location	Incident level and description	Environmental impact
Kusasalethu	Level 3: Excessive rainfall in the catchment area caused return-water dam to overflow, resulting in contaminated water flowing into the local catchment.	We have monitored the impact at the point source and downstream and conclude that there has been no impact on the receiving environment. A marginal increase on elements monitored was noted at point source which normalised downstream.
Kusasalethu	Level 3: Pump station valve failure discharged mining-affected water into Loopspruit tributary.	We have monitored the impact at the point source and downstream and conclude that there has been no impact on the receiving environment. A marginal increase on elements monitored was noted at point source which normalised downstream.
Mine Waste Solutions	Level 3: Excessive rainfall caused run-off from Kareerand tailings storage facility that blocked outlet pipe in return-water dam, and overflowed into the Vaal River.	Our impact was monitored from point source where higher levels of sulphate and total dissolved solids were detected. However, no impact could be detected to the receiving environment. Additional containment facilities are being constructed to separate clean and dirty water.
Free State Operations – Outside Services	Level 3: Overflow of water from Freddies 9 dam into Losdoringspruit due to burst municipal potable water pipeline.	Impacts are monitored from point sources and potential downstream users. No impact was realised between point source and downstream users. The only elements recording higher concentrations are electrical conductivity and total dissolved solids.
Masimong	Level 3: Overflow from cooling dam at 4 Shaft discharged into Blesbokpan and compromised sump draining into stormwater trenches.	On-shaft fissure water discharged into a local pan, contributing to increased water levels already present from municipal effluent discharge. No water-quality impact was realised. Associated mitigation includes increased monitoring and sealing pipelines.
Saaiplaas plant	Level 3: An incident was recorded at Saaiplaas plant’s reclamation pipeline from its reclamation tailings facility. A pipeline ruptured and spilled tailings onto a private landowner’s property. The pipeline has been replaced and spilled tailings returned to the relevant reclamation site.	An area of 10.5 hectares contaminated by tailings on private property. The impact has been cleaned and no water resources were impacted. Relevant pipelines were replaced.

LAND REHABILITATION AND MANAGEMENT

We are custodians of the land we disturb and manage. As such, we keenly understand that some aspects of our operations – particularly open-pit mining, waste and tailings deposition, and constructing physical structures – alter the landscape permanently. Once mining ends, it is vital that we rehabilitate the land to effective and appropriate post-mining use. Our aim is to create value from this land through initiatives with a positive impact such as enhanced conservation or commercial socio-economic enterprises.

South Africa
The goal of our rehabilitation strategy in South Africa is to reduce our environmental footprint through concurrent and final rehabilitation. In this way, we meet the commitments in our environmental management programme, reduce our environmental liability and mitigate the risk of illegal mining activities. The necessary rehabilitation funding mechanisms are in place and, where feasible, infrastructure is refurbished for alternative use.
Our focus areas include rehabilitating decommissioned shafts linked to ingress by illegal miners, rehabilitating tailings dams and reclaiming waste-rock dumps.

Rehabilitating decommissioned shafts
We began rehabilitating our decommissioned shafts and hostels ten years ago to mitigate and manage illegal mining and its associated impacts. Since then, we have demolished 50 shafts and rehabilitated some old plant footprints. By FY21, we had rehabilitated and secured all our high-risk decommissioned sites, with Brand 5 completed in December 2020. This programme has largely been successful in controlling the scourge of illegal mining in the Free State.

Our focus has now shifted to consolidating our broader footprints. This includes demolishing and clearing defunct ancillary service infrastructure supporting historical mining operations like training centres, offices, etc. In the past two years, we have completed 15 active rehabilitation sites.

In addition, we are rehabilitating land surrounding these decommissioned shafts. In FY21, we rehabilitated 4.46ha of land and have some 13 923ha still to address. Total land under management is 95 255ha. Land under our management has increased with the inclusion of Mponeng and Mine Waste Solutions operations.

Rehabilitation strategy
Last year, with specialist assistance, we developed and began implementing a new rehabilitation strategy to achieve a step-change in our approach to the group rehabilitation programme. Our main objectives include:
•Using land for carbon removal and offsets and biodiversity conservation where feasible, and, in other cases, to cultivate food to support food security
•Managing vegetation planted so that these ecosystems are restored to proper function
•Promoting job creation, environmental skills development and conservation capacity for youth and women
•To enable communities to be involved in the greening and future of their environment.

Rehabilitation and socio-economic development
By rehabilitating and reclaiming land, tailings dams and waste-rock dumps, we integrate our imperatives of environmental stewardship and socio-economic development. Over many years, we have worked with local entrepreneurs and communities to create sustainable aggregate and construction-materials businesses from our waste-rock dumps. In line with our principle of shared ownership, we recently donated waste dumps that contain recoverable gold in commercial quantities to local communities. We also provide technical resources and financial support to enable artisanal small miners from these communities to build viable businesses. Importantly, this includes access to group processing facilities. We have taken a responsible approach to these initiatives by conducting extensive due-diligence on our community partners and instituting safeguards to protect them from the pressure that could be exerted by criminal groups involved in illegal mining. We have found that the success rate of these new small businesses rises significantly when we are closely engaged and focused on building capacity, particularly in technical and financial aspects.

It remains incumbent on us to contain our impacted footprint and seek responsible practices for avoiding, mitigating and remediating negative impacts, as we aim to create positive benefits for healthy ecosystems and societies. The rehabilitation programme has already created some 200 jobs and supported the development of numerous local small businesses. The next phase in the strategy is to use mine-impacted land to support the agribusiness sector, both for small-scale and commercial production.

Other socio-economic development projects underway on rehabilitated land include:
•The labour-intensive alien and invasive vegetation removal project near Kusasalethu and Doornkop. This project, started in 2016 at Kusasalethu, is rolling out in phases.
•Establishing commercially viable agricultural projects as well as subsistence agriculture in Gauteng, Carletonville and Matlosana.

See Caring for our workforce - Empowering communities for details.

Reclamation of waste-rock dumps is progressing well at Kusasalethu, Doornkop, Moab and several sites in our Free State operations. As waste rock is considered a resource by the aggregate industry, an SMME is operating in the Free State. Additionally we are attempting to support and assist a junior and local community grouping to participate in this sector. This approach is growing in Welkom and initiatives are being finalised in Klerksdorp.

See waste rock under Tailings and waste management - Mineral waste section for details

Finally, a feasibility study is underway to determine the viability of repurposing old mine-site buildings for alternative accommodation facilities for our host communities. The feasibility is due for completion by March 2022.

Rehabilitation Strategy

HARMONY

Responsible Stewardship

- Responsible management of environmental impacts are a priority
  - Demolition and rehabilitation of mining impacts
  - Carbon sink/offsets
  - Biodiversity offsets
- To enhance socio-economic benefits to host communities through holistic closure planning
- Strive in creating and sharing value through various resource inputs – human, financial, natural, manufactured and social and relationship capitals
- Responsibility to host communities extends beyond provisions of direct employment
- Adoption of Sustainability Development Goals.

Alternative Energy Mix Climate Mitigation

- Utilising alternative energy, reducing carbon emissions
- Planting of vegetation to create carbon sink
- Selection of trees that have high-density wood.

Final Land Use

- Link to Agribusiness
- Woodlots
- Honeybees
- Indigenous nursery
- Composting
- Products branded "In Harmony with Nature".

Socio-economic benefits

- Preferential/local procurement
- Social licence to operate corporate citizenship
- Enterprise and supplier development

Socio-economic development focused on

- Uplifting communities
- Infrastructure
- Agriculture
- Educating, upskilling and enabling youth.

Vegetation management

Land rehabilitation liability
After recent acquisitions, Harmony’s land rehabilitation liabilities increased to R6.9 billion in FY21. This liability is carried on Harmony’s balance sheet. Where funding is required as per DMRE regulations, Harmony has fully covered its liabilities for South African operations.

Our rehabilitation programme continued in the review period, with a further 4.46ha rehabilitated. This area covers two plant footprints, decommissioned and closed shafts as well as one hostel. We have planned to rehabilitate an area of 117ha in the next financial year, while an area of around 1 132ha is currently available for rehabilitation. Our rehabilitation initiatives in FY21 were affected by Covid-19 restrictions. Once lockdown levels were progressively eased, Harmony focused on ensuring that all employees and contractors involved at production shafts and gold plants be brought back first to generate revenue. Services such as those by our rehabilitation department were thus delayed. One further contributing factor to a smaller rehabilitation footprint was the emphasis on sealing and capping shaft barrels for safety purposes and to retard illegal mining access.

Land rehabilitation liabilities (Rm)

Rm	FY21	FY20	FY19	FY18	FY17
South Africa	5 559[1]	3 038	2 884	2 919[2]	2 180
Papua New Guinea	1 306	1 228	1 039	1 336	1 391
Group	6 865	4 226	3 923	4 255	3 571

Total US$m	438	244	278	308	166
1 Following acquisition of Mponeng and related assets.
2 Following acquisition of Moab Khotsong operation

Land rehabilitation liabilities by country – FY21
Rm
5 559 – South Africa
1 306 – Papua New Guinea

Mining requires enormous effort and various natural-capital inputs. In FY21, Harmony mined 60 million tonnes of rock – of which 49 million tonnes was ore – to produce 47 775 kilograms of gold.

Refer to Form 20-F for further detail on risks and liabilities.

Papua New Guinea
As our projects in Papua New Guinea are either in production or exploration stages, most disturbed areas remain active. We undertake progressive rehabilitation where possible at Hidden Valley to stabilise exposed areas to prevent ground movement near critical infrastructure and limit off-site sediment transport.

CLIMATE CHANGE, ENERGY AND EMISSIONS MANAGEMENT

Energy consumption is a significant financial and environmental concern for Harmony:
•Mining and extractive processes are highly energy-intensive, with a considerable impact on our operating costs. In South Africa, electricity accounts for around 18% of our operating costs. To contextualise, the utility’s latest increase added R750 million to our operating cost
•The energy we consume is mostly generated by fossil fuels, a contributing factor to climate change.

Accordingly, our policy on energy efficiency and climate-change mitigation has been revised, based on key commitments:
•Optimising the consumption of electrical energy and carbon resources to enhance efficiency in our operations while identifying opportunities to improve the energy mix in the group
•Improving energy efficiency through effective energy-management programmes that support mining operations while providing a safe and healthy work environment
•Promoting efficient use of renewable and non-renewable carbon resources
•Reducing greenhouse gas emissions, measuring progress and reporting results
•Developing appropriate responses to climate change by way of adaptation and mitigation
•Encouraging continuous energy conservation by employees in their work and personal activities
•Engaging government in developing policies and strategies to address energy efficiency and greenhouse gas reduction.

Driven by these commitments, we have reduced our intensity use by 28% over the past six years. Harmony's energy-efficiency journey dates back as far as 2004 where we were the first mining company in South Africa to participate in government-funded demand-management programmes. Since, Harmony's efforts intensified year on year to continuously mitigate ever-growing electricity costs and reduce its carbon footprint. The graph below illustrates the benefits of our energy-management programme, supported by our service provider engineering company, ETA Operations. Since 2016, we have saved R1 billion in energy costs and, equally important, reduced CO2 emissions by 1.2 million tons.

As illustrated below, the acquisition of Mponeng and related assets has had a significant positive impact on our climate-change performance. While Mponeng is a deep-level mine, Mine Waste Solutions is a high-volume surface-tailings retreatment operation, which is less energy-intensive and helps to eliminate and process surface sources. The combined result is a safer and more efficient Harmony with an expanded base of assets.

Decarbonising Harmony
Harmony is a socially and ecologically conscious miner. We understand that our portfolio of assets is characterised by high energy use and will remain so, given our future deepening projects. We are therefore focused on transforming these assets into low-carbon consumers. In South Africa, there is both a financial and stewardship benefit to diversifying our energy mix. Our approach has multiple prongs:

With most operations running at full capacity for the bulk of FY21, we made further progress with our energy-saving initiatives, detailed by country overleaf.

Electricity consumption

000MWh	FY21	FY20	FY19	FY18	FY17
South Africa	4 020 [1]	3 051	3 209[3]	2 458	2 538
Papua New Guinea	103	120	131 [2]	90 [4]	90
Total	4 123	3 171	3 340	2 548	2 628
Consumption intensity (MWh/tonne treated)	0.08	0.12	0.12	0.11	0.14
1    Acquisition of Mponeng and related assets.
2    Includes diesel consumption used to produce electricity (13 900MWh).
3    Reflects acquisition of Moab Khotsong.
4    Full-year production although plant was idle during planned shutdown.

Energy consumption (000MWh)

	FY21 [1]	FY20	FY19	FY18	FY17
Group electricity	4 123	3 171	3 340	2 548	2 628
Group diesel	448	462	488	486	410
Group other sources (petrol and heating oil)	59.72	4.54	4.71	3.48	3.24
Total group	4 631	3 637	3 820	3 007	3 004
Energy consumption intensity (MWh/t treated)	0.09	0.14	0.15	0.13	0.15
1    Includes the acquisition of Mponeng and related assets.

Climate change
In line with global best practice, we have again produced a separate report on our carbon-related performance, and associated risks, concerns and opportunities. This report is aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and available on our website www.harmony.co.za. It focuses on four key areas – governance, strategy, risk management, and metrics and targets (in prior years, we reported against CDP climate change).

In line with the principles and requirements of TCFD, the South African carbon tax and related updates from National Treasury have been incorporated into our financial modelling to enhance our understanding of the likely impact on our business. We have also included carbon pricing in our strategic and operational plans.

We have a good understanding of the tax’s regulatory risks and financial and operational implications. Given our initial view that the tax could compromise the longevity (life-of-mine) of our assets, we commissioned a scenario-planning assessment to aid understanding of the implications for each of our three operating regions in South Africa and Papua New Guinea. Harmony has done extensive scenario planning exercises to internalise the impact of climate change on our business. We have ensured that we put in place the appropriate mitigation measures so that the residual risks are tolerable. In terms of physical risks, our acquisition of Covalent Water and Margaret Water will ensure that water security is de-risked and this will aid in managing any potential rise in shaft temperatures.
In terms of transitional risks, we have used carbon pricing to evaluate the economic impact on our business and to inform measures to make sure we are profitable and sustainable in the future. Renewables remain a substantial focus in the short and medium term. Harmony is well positioned to support the transition to a clean energy future through its copper and silver output which is necessary for global renewable electrification and transportation.

South Africa
In South Africa, Harmony consumes energy as electricity purchased from the state-owned power utility, Eskom, and generated by coal-fired power stations. From 2007 to 2021, electricity tariffs increased by 753%, while inflation over this period was 134%. Thus, electricity tariffs increased over fivefold in real money terms in 14 years. The 2021 increase was 15.06%, which translates to around R750 million in additional operating costs. Our dual focus therefore is to decrease electricity consumption and reduce our dependence on Eskom’s fossil-fuel generated power.

Renewable energy
We welcomed the president’s announcement in June 2021 of a 100MW cap for embedded generation, effectively doubling the amount of energy our industry can generate for self-use. We are exploring a number of self-generation renewable energy options, including solar projects. We plan to bring the first 30MW of solar power into production in early 2022, while we progress a pipeline of projects for a further 137MW. The environmental authorisation process for this additional self-generated power will begin during this financial year.

Energy-efficiency initiatives
While renewable energy will go some way in reducing our dependence on fossil fuels, we are keenly aware of the need to be far more efficient in consuming energy. Our energy-efficiency initiatives focus on mine cooling, compressed air, water management and ventilation. Total savings from these initiatives were R309 million for FY21, of which R50 million originated from new projects (difference reflects ongoing savings from earlier projects). To date, we have implemented over 200 energy-efficiency initiatives at our operations, generating cumulative savings of around R1 billion.

Papua New Guinea
The Hidden Valley operation is less energy-intensive than those in South Africa and draws its power from the country’s Ramu grid, which is predominately generated by hydropower (some 70%). Given the reliability of the grid supply, site-based diesel generators are used as back-up. Power options for the Wafi-Golpu project, including renewable energy, continue to be assessed.

The proportion of grid power used in FY21 was 78% (FY20: 88%) and 22% diesel-generated electricity.

Performance in FY21

Emissions by source – FY21

%
3 – Scope 1
83 – Scope 2
14 – Scope 3

Scope 2 emissions account for the bulk of our emissions. This is aligned with energy consumption in South Africa, where electricity is sourced from Eskom.

WATER USE

Water is a critical natural resource in our mining and processing activities, and as potable water for our employees and communities. Harmony deals with the twin challenges of South Africa being a severely water-stressed region, while Papua New Guinea has a tropical climate, characterised by high rainfall.

Optimising use, limiting our impacts
Our water consumption could have an impact on the environment and communities around our operations with whom we share this resource. As such, managing and mitigating our impacts on water-catchment areas – by ensuring we do not degrade the quality or reduce the volume of water in surrounding areas – is crucial to maintaining our social licence to operate.

The group approach is guided by our water management policy. However, given that our operations face drastically different climatic conditions, water-management strategies are adapted to the characteristics and requirements of each mine.

Our overarching objective is to conserve this natural resource by improving our water efficiencies through reuse and recycling. If we need to return water to source, we aim to ensure it is treated and discharged responsibly into the receiving environment. We also operate to comply with all relevant legislation in our host countries.

South Africa
Water in South Africa is a scarce resource. Our water management strategy articulates our commitment to climate-change mitigation and adaptation at a strategic level. It supports water conservation and demand management, including optimising supply in regions to secure supply during a protracted drought and for the sustainable development of businesses and relevant host communities. We have implemented a campaign to reuse process water while increasing the amount of water recycled. This enables us to maintain or improve our water-use intensity. Conservation of potable water is a priority, particularly after the recent drought experience and likely drought patterns in future. More detail is available in our CDP water submission.

At many of our underground operations, we intercept the aquifer to generate fissure water, which we treat and use to free up freshwater supplies for other users. At these operations, we maximise the use of underground water by treating it to meet quality standards and then using it in our operations, in line with our aspiration of zero discharge.

At Kalgold in particular, given the scarcity of water in that region, its availability is critical to business continuity and operational growth. We therefore ensure that what we use does not impact upstream and downstream users. To help protect and preserve this water resource, we engage with stakeholders, upstream and downstream, as well as the relevant regulators.

In recent years, we have constructed three water-treatment plants that assist in securing water for operations, while reducing consumption and supporting water-conservation initiatives. These plants deliver dual benefits: reducing our consumption of potable water and recycling much of our own fissure water, while saving costs for the operation. The model works so well that we are considering the feasibility of an additional plant in the Free State while work has started on plants in Orkney and Carletonville.

After recent acquisitions, we have operational control of Covalent Water, which is a valuable addition to our portfolio as it opens significant opportunities to beneficiate and commercialise this scarce resource. Covalent was established to operate, maintain and manage dewatering operations from adjacent historical mine voids. The two shafts discharge on average 20Ml per day into the nearby Wonderfonteinspruit or stream, and operate under an existing directive issued by the Department of Water and Sanitation. All water quality meets relevant discharge requirements for livestock standards. With the physical impacts of climate change posing potential threats to water security in South Africa, Covalent and Margaret Water become strategic assets for community upliftment as well as operational growth and development. For more information refer to our CDP water submission.

As many of our orebodies are contiguous, those mines operate in the same catchment area. Combined with the scarcity of water, this warrants a collaborative, coordinated approach to effective regional water management. Harmony participates in several inter- and multidisciplinary regional catchment management agencies, including the Far West Rand technical working group, KOSH (Klerksdorp, Orkney, Stilfontein and Hartbeesfontein) mine water forum and the Free State government task team. We are also represented on the board of the Margaret Water Company in Orkney, in partnership with Village Main Reef, to manage the KOSH water basin. In the western basin, Harmony and Sibanye-Stillwater collaborate on the latter’s Cooke shafts-closure programme to ensure the sealing programme inhibits water ingress into our Doornkop operation.

Kusasalethu is the only local operation currently discharging water, although several operations have approval to discharge. While the mine is striving to achieve zero discharge, its discharges at present average 1.5Ml per day of fissure water.

The Margaret Water Company, managed by Harmony, pumps an average 18Ml per day, most of which is recycled into the Moab Khotsong and Mines Waste Solutions reticulation circuit. The average volume of water discharged by this company in FY21 was 1.5Ml per day. This discharge of high-quality dolomitic water has had a positive influence on the Vaal River by contributing a resource to local farmers with the added benefit of improving water quality for downstream users.

WATER USE CATEGORISED BY WATER QUALITY (Ml)
		FY21	FY20	FY19	FY18	FY17
Water withdrawal
Potable water from external sources	Fresh water	19 468	14 576	15 933	12 646	12 468
	Other water	–	–	–	–	–
Surface water	Fresh water	2 695	2 570	3 252	1 359	1 437
	Other water	89	118	798	673	3 426
Groundwater	Fresh water	218	191	337	234	281
	Other water	7 836	2 238	2 838	561	494
Water discharged
Surface source	Fresh water	295	308	302	301	404
	Other water	2 485	2 777	2 097	2 350	1 549
WATER USE CATEGORISED BY WATER-STRESS AREAS (Ml)[1]
		FY21	FY20	FY19	FY18	FY17
Water withdrawal
Potable water from external sources	Arid and low water use	–	–	–	–	–
	Low	13 669	11 289	12 597	284	9 558
	Low-medium	716	601	177	9 826	860
	High	5 083	2 686	3 159	2 536	2 050
Surface water	Arid and low water use	89	113	207	94	62
	Low	2 695	2 575	3 843	1 938	4 801
	Low-medium	–	–	–	–	–
	High	–	–	–	–	–
Groundwater	Arid and low water use	178	194	376	230	330
	Low	7 789	2 120	2 642	437	342
	Low-medium	71	64	89	61	88
	High	16	52	68	68	15

Water discharged
Surface water	Arid and low water use	–	–	–	–	–
	Low	2 624	2 929	2 244	2 496	1 695
Low-medium
	High	156	156	156	156	259
[1] Water-stress areas are classified using the WRI Aqueduct Water Risk Atlas.
WATER COMPANIES’ WATER USE (Ml)
		FY21	FY20	FY19	FY18	FY17
Water sold	Covalent	37	N/A	N/A	N/A	N/A
	Margaret[1]	4 020	3 231	3 100	N/A	N/A
Water pumped	Covalent	6 848	N/A	N/A	N/A	N/A
	Margaret[1]	5 447	4 339	3 684	N/A	N/A
Water discharged to surface source	Covalent	6 811	N/A	N/A	N/A	N/A
	Margaret[1]	1 072	737	584	N/A	N/A
[1] Harmony has a 66% share in Margaret Water Company.

Water-stress areas have been based on the World Resources Institute that has developed an aqueduct tool to determine relevant water-related risks through a water-risk atlas. Baseline water stress measures the ratio of total water withdrawals to available renewable surface and groundwater supplies. Water withdrawals include domestic, industrial, irrigation, and livestock consumptive and non-consumptive uses. Available renewable water supplies include the impact of upstream consumptive water users and large dams on downstream water availability. Higher values indicate more competition among users.

Papua New Guinea
The characteristics of the Hidden Valley operation – steep surrounding topography, high rainfall and low levels of evaporation – results in a year-round positive water balance. This presents significant environmental challenges for Harmony, particularly managing the near-continuous discharge of water from the mine site into the surrounding environment. Accordingly, we adopt several management approaches, including:
•Controlled run-off of rainfall to prevent erosion and sediment entering the river system
•Recycling site water to limit volumes of water stored on the tailings storage facility and requiring treatment and release to the environment
•Treating wastewater prior to discharge.

Water discharge
In FY21, 97% of the raw water required by Hidden Valley was drawn from Pihema Creek for the process plant and related activities. Process-water recycling is prioritised to limit volumes extracted from the surface environment, as far as practical. Wastewater is treated at a cyanide detoxification plant next to the tailings storage facility. This treated water is then responsibly discharged to the receiving environment either at Pihema Creek or Upper Watut River. Compliance is monitored at a point some 18km downstream of the discharge, in line with the operation’s environment permit.

Monitoring at this compliance point continued to detect low-level exceedances of water-quality criteria for dissolved (soluble) manganese in FY21. The operation's waste-rock dumps are understood to be the primary source of soluble manganese loads from the mine to the Upper Watut River.

Despite the toxicity of manganese and downstream uses of the receiving river system, the ecological and human-health risk of these exceedances is considered low. Although there is low risk of impact, Harmony takes this non-compliance very seriously and continues to provide water to downstream users and monitor impacts. We also continue to look for opportunities in our treatment options to improve water quality to inform the evaluation of short, medium and long-term response strategies to address and mitigate this risk.

We routinely provide updates to the regulator outlining the ongoing monitoring programme and results, ongoing investigations and potential remedial actions.

Despite these exceedances, an independent review by Australia-based consultants of the issue concluded that Hidden Valley’s acid and metalliferous drainage management plan and waste-rock dumping strategy has successfully restricted oxygen resupply to sulfidic mine waste and the release of most soluble metals to the receiving environment. All other metals remained below their respective water-quality criteria in the reporting period.

Discharge of mine-related sediment into the Watut River drainage system has steadily reduced over the past five years, with ongoing focus on erosion control and sediment management.

Performance in FY21

TAILINGS AND WASTE MANAGEMENT

Tailings management
There has been a global spotlight on tailings management in recent years, underscoring the broader impact of mining activity. As an industry, we recognise the potential harm to communities and the environment that could be caused by tailings waste and pollutants. This is a serious business risk that affects many capitals, but particularly intellectual and financial in terms of potential reputational and financial damages.

We manage 85 tailings storage facilities in South Africa and one in Papua New Guinea:
•South Africa: 24 operational facilities, ten re-mining facilities and 51 dormant and inactive facilities
•19 of our operational facilities are constructed using upstream deposition which incorporates day wall and basin deposition, while five are constructed via upstream cyclone deposition
•Papua New Guinea: our Hidden Valley operation comprises a downstream build with two cross-valley embankments forming the dam for tailings.

Robust and meticulous engineering and dam design, along with a continual focus on managing risks as well as layered assurance and oversight, ensures sustainable integrity, stability, environmental and legal compliance for our facilities. These are all in good standing as verified by:
•International Mining Industry Underwriters (IMIU) – annual audit of all operating tailings storage facilities
•International Cyanide Management Institute – audit every 18 months
•Mine residue deposit – updates provided every two years to DMRE
•Quarterly reports by accredited consulting engineers in South Africa and Papua New Guinea.

Global standard on tailings management
The Global Industry Standard on Tailings Management was published in 2019. Underpinned by an integrated approach to tailings management, the standard aims to prevent catastrophic failure and enhance the safety of our doorstep communities.

Harmony has always enforced exemplary standards in the design, engineering, operation and decommissioning of tailings dams. In addition, controls are dictated by the eco-terrain in which we operate. After reviewing the standard, we are implementing those aspects that augment our existing protocols for heightened protection. Harmony will revisit full implementation of the standards once the supporting guidelines are issued

South Africa
Our aim is to keep our 85 facilities safe and stable by understanding the mechanism of tailings dam failure – with a range of contributing man-made and environmental factors – and implementing measures to avoid failure. The status of each facility (operational, re-mined or dormant) determines the management strategy. Regular inspections are conducted at all facilities. For those that are operational and being re-mined, daily inspections facilitate proactive management. Engineering reports are available on our corporate website at
https://www.harmony.co.za/responsibility/environment/tailings-management. International Mining Industry Underwriters has undertaken audits and confirmed in terms of its insurability rating matrix, that all Harmony’s operations (including its tailings facilities) largely fall in the category of low to moderate risk. No high-risk tailings facilities were identified.

Tailings dam failure mechanisms

Overtopping	Slope failure	Foundation failure	Progressive failure	Liquefaction	Operational status

•Lack of freeboard •Penstock status •Basin shape/profile.	•Lack of freeboard •Penstock status •Basin shape/profile.		•Seepage and sloughing •Erosion.	•Seismic events •Pore water •Pressure.	•Infrastructure management •Controlled/authorised deposition.

An independent audit of Harmony’s tailings management in 2021 found that all our South African operations satisfied the country’s legal requirements. In most cases, our standards exceed legal requirements and the extent of our surveillance and investigative work was noted as comparable to international standards. Remedial action closed out three areas of concern identified in the independent quarterly inspections:
•Target 1: instability on northern flank of the tailings storage facility. Remedial action involved constructing a buttress – completed in May 2020

•Free State South 8: given instability on the tailings storage facility complex, we decommissioned the facility in November 2019 – deposition rerouted to other tailings storage dams.Remedial measures were implemented in FY21 and will continue in FY22. These dams are structurally stable and pose no operational, safety or social risks.

Nature of tailings storage facilities	Tailings management strategy
	Operation	Inspection	Monitoring	Periodic review
Operating (24 locations)	✓	✓	✓	✓
Re-mined (10 locations)	✓	✓
Dormant (51 locations)		✓	✓	✓

Specialist consultants assist with maintaining and managing these facilities to ensure they meet global best practice in the mining industry. Drone technology supports our monitoring activities for all types of tailings storage facilities. Our TSFs in the SA region are 82% compliant to the tailings facility code of practice.

Papua New Guinea
Our Hidden Valley operation uses a land-based tailings storage facility to safely store tailings material and wastewater. This facility is designed and operated in accordance with ANCOLD (Australian National Committee on Large Dams) standards. It comprises two cross-valley embankments, a main and a saddle dam, constructed via downstream build methods. It is also the first large facility of this kind to be operated successfully in Papua New Guinea.

Because of the climate in the area and the site’s positive water balance, there is heightened risk of a breach in the dam wall during excessive rainfall. Our early-warning system will notify downstream villages in the unlikely event of a breach, including text messages to all potentially affected community members. Due to the pandemic, this early-warning siren project is currently on hold. The first tower, next to the tailings storage facility, has been commissioned and two further towers will be constructed in downstream villages as soon as restrictions allow. We have taken extensive measures to inform villages of this early-warning system and to explain what should be done in the event of an incident and the siren sounding. We are confident that our communities now have a comprehensive understanding of the risks (and benefits) of living downstream of our operation.

An extension to the life of the Hidden Valley Mine will be realised by constructing a second tailings storage facility. This is proposed to be sited in the final void of the Hamata pit, significantly reducing the disturbance footprint associated with this landform. As with our existing tailings storage facility, the new dam has been designed against ANCOLD standards and will require constructing a single cross-valley embankment for tailings storage. The early-warning system remains an appropriate safeguard to downstream communities for this second facility on account of its positioning in the same catchment as the existing dam.

For the Wafi-Golpu project, deep-sea tailings placement was selected as the preferred tailings management solution after extensive investigations into both on-land and submarine options.

As background, expectations are that the Wafi-Golpu project will be required to place over 360 million tonnes of tailings over its 28-year life-of-mine. The decision on tailings placement was made based on long-term safety, engineering, environmental, social, cultural heritage and economic factors. Submarine tailings placement is currently employed in six countries and used at three operations in Papua New Guinea.

The terrestrial tailings sites examined for the project all involve significant risks and constraints given the high seismicity, topography, soil type and high rainfall of the region. Heritage sites, communities, productive and ecologically sensitive land would also be severely impacted by a surface tailings facility.

Instead, tailings will be deposited in the Huon Gulf from an outfall at some 200m depth, mixing with natural sediments from various rivers as it flows down the submarine canyon and settles on the floor of the Markham Canyon. The tailings will represent only a small percentage (<20%) of the total sediment flow in the area. The Markham Canyon does not have clear water suitable for most fish life and lacks biodiversity because of the significant natural sediment material. After closure of the Wafi-Golpu Mine, the natural sediment loads will continue to occur and are expected to eventually bury the deposited tailings.

The discharge of tailings will occur well below the productive surface layers of the ocean and is not predicted to affect the coastal environment, biologically productive surface waters, community health or fisheries.

At the boundary of the proposed mixing zone, the tailings discharges are diluted to levels that meet Papua New Guinea water-quality criteria as well as Australian and New Zealand water-quality guidelines for marine aquatic ecosystem protection.

The environmental assessment and approval process for this project was concluded in FY21, with an environment permit issued on 18 December 2020 approving the use of deep-sea tailings placement for the project.

Cyanide code
Harmony has adopted and operates its processing plants according to the cyanide code (International Cyanide Management Code). This is a voluntary industry programme focused on the safe management of cyanide and cyanidation mill tailings and leach solutions.

Of our nine operational processing plants, seven are certified against the code following recent audits by an independent third party. Kalgold and Saaiplaas plants do not meet requirements for certification.

International Mining Industry Underwriters (IMIU) also conducts annual audits on all our operating tailings storage facilities, while the International Cyanide Management Institute (ICMI) undertakes an audit every 18 months. In addition, mine residue deposits updates are provided every two years to the DMRE. Based on these audits, most of our South African operations are in good standing.

Waste management
Responsible and effective waste management reduces our environmental impacts and mitigates associated liabilities, making this a priority area. Internally, guidelines on mineral, non-mineral and hazardous waste materials are included in all operations’ environmental management systems. At Harmony, waste management begins with initial generation and encompasses handling, storage and transport as well as recycling, treatment and/or disposal.

By understanding the actual cost of waste management, we are able to plan effectively for new projects and mine closure. Practically, we maximise recycling and waste reduction during the life of a mine, and design plans to minimise waste and reclaim mineral waste (such as waste rock from dumps as aggregate) to curtail our total mining environmental footprint.

Mineral waste
Waste rock
Our mining and extractive processes generate mineral and non-mineral waste, as well as emissions. Our mineral waste comprises tailings and overburden, often viewed as a resource in waiting. Effective mineral waste management reduces the aesthetic and land-use challenges of mining, particularly during closure, as well as the potential for water and air pollution, while maximising the recovery of ore, minerals and metals. Improved mineral waste management can generate significant savings and reduce energy consumption.

The year-on-year increase in mineral waste is due to waste stripping at cutbacks at Hidden Valley. Waste rock is also generated from our underground operations in South Africa.

Waste rock generally has no value as a gold mineral resource, but its characteristics make it useful as plant grinding media and feed for backfill plants. In addition, waste rock is often regarded as a resource by the aggregate industry.

In line with our commitment to inclusive mining and our social purpose, we have ring-fenced some of our waste rock for local businesses and entrepreneurs. This has enabled Harmony, as a large-scale miner, to forge a supporting and enabling relationship with legitimate licensed artisanal operators in our host communities:
•The size and quality of waste-rock dumps in Gauteng and Free State are potentially suitable for aggregate initiatives, and we are investigating their feasibility. These initiatives can create employment, allow local participation in economic development, and make economic use of a liability. Additionally, once the rock dumps have been cleared, the land is available for rehabilitation
•At Kalgold, aggregate was contracted out to be reclaimed and repurposed for market by a consortium comprising a seasoned aggregate producer, the local community and employees
•In Welkom, surplus waste rock is being processed by local aggregate producers and has been commercially sustainable for over a decade. We are also working with local community representatives from Allanridge and a BEE entrepreneur to establish an additional aggregate producer.

We have a five-year target to reclaim at least 10% of our total available mineral waste footprint. Meeting this target depends on the market as well as provincial infrastructural needs.

In Papua New Guinea, there is limited opportunity to repurpose waste material, given the potentially acid-forming nature of much of the waste. Where practical, suitable waste rock is reused on-site to construct embankments for the tailings storage facility.

Non-mineral waste
Non-mineral waste is classified as hazardous and non-hazardous and managed by recycling or reuse, off-site treatment, or disposal to on-site landfills. We ensure responsible storage, treatment and disposal of non-mineral waste. Group environmental standards for non-mineral waste management are integrated into existing ISO 14001 systems.

Hydrocarbons are the principal hazardous waste streams at our operations. We aim to minimise much of these waste streams to landfill by sending them to accredited institutions (such as the Rose Foundation) for repurposing while the remaining hydrocarbon waste is sent to appropriate landfill sites.

In FY21, 12 485 tonnes of non-hazardous non-mineral waste (plastic, steel, wood and paper) were recycled (FY20: 8 241 tonnes), an increase of 51%. As we actively promote recycling of our waste streams, we have initiated a reclamation programme that harvests underground equipment and infrastructure which is sent to the salvage yard and repurposed for potential consumption by other operations. In keeping with our transformation objectives, this initiative has helped develop and promote local entrepreneurs in the core mining sector.

AIR QUALITY

Our primary atmospheric emissions are from our gold plants, namely sulphur oxides (SOx), nitrous oxides (NOx) and particulate matter, and measured under air emissions licences for each plant. Most of our gold plants meet the revised thresholds stipulated by government, with occasional exceedances in particulate matter during FY18. These exceedances are a function of the quality of carbon bought from suppliers. These have been successfully addressed by purchasing higher-quality carbon. An anomaly for nitrous oxides was registered at Mponeng in FY21. Maintenance at the plant has fixed the error to ensure emissions remain in an appropriate range. Mines Waste Solutions and Mponeng plants will require focused strategies to reduce atmospheric emissions for these emission elements.

Dust fallout from operations (including tailings storage facilities) is monitored and managed. We apply the American standard for testing and materials method (D1739), in line with the National Environmental Management Act: National Dust Control Regulations, in collecting and analysing dust fallout across the group. In the review period, Harmony was largely compliant, with some exceedances recorded at Doornkop, Kalgold and at our Free State operations. Not all exceedances can be attributed to our mining operations. Often we find that monitoring indicates other sources of fugitive dust, coupled to fallout from tailings facilities. Other sources include algal growth in wet seasons as well as soil and other organics. Nonetheless, we record these as a non-compliance and take remedial measures where applicable. Tailings facilities contributing to dust fallout have been identified, with mitigation focused on areas where sequential exceedances are prevalent. This will be rolled out over the next four years. Mitigating measures for tailings include installing netting barriers (artificial netting or trees), dust suppressants and vegetation through rehabilitation.

BIODIVERSITY AND CONSERVATION

Our mining activities affect the biodiversity and ecology of the surrounding environment. Recognising that these impacts could span the life-of-mine, and beyond in some cases, we implement appropriate management systems and processes to limit our footprint, mitigate and offset our impacts, where possible. In line with our goal of net zero impact on biodiversity and SDG 15, our approach is focused on protecting, restoring and promoting the sustainable use of terrestrial ecosystems, while halting and reversing land degradation. This approach applies to all our regions in South Africa, as summarised below.

Biodiversity management and action plans	Alien invasive eradication	Biodiversity offsets and trade-offs	Land rehabilitation
Policy and strategy in place	Programmes developed and implemented at Kusasalethu, Kalgold and our Free State operations	Develop one offset project in each region to ensure net zero impact	Continue demolition and rehabilitation programmes
Gap analysis		Investigate carbon trading	Land-use function determined by land capability
Management and action plans to include aspects such as: •Sensitive habitats, eg riverine systems along Vaal River •Wetland delineations •Avoidance of operating in World Heritage Sites			Re-vegetate areas with indigenous grasses or create alternate economically viable end land use, post-closure
Participating in biodiversity disclosure project (eg EWT)

South Africa
Biodiversity management
All long-life South African sites have biodiversity management plans, implemented through their mine-closure plans, environmental management plans or specific biodiversity action plans. To ensure compliance, environmental projects are being implemented across our operations. We have completed an analysis to close any gaps in our biodiversity management plans and ensure alignment with the broader biodiversity disclosure project. In addition, biodiversity offsets are being planned per region as part of this project.

The most notable biodiverse areas in which Harmony operates are in North West province. Kalgold operates in a critical biodiversity area with endangered, vulnerable ecosystems including endemic vegetation types such the critically endangered Brachystelma canum and endangered Aloe braamvanwykii. Both plants are endemic to a province that has seen much agricultural expansion in recent decades, resulting in habitat loss. According to the IUCN Red Data list, the only critically endangered fauna includes the white-backed vulture (Gyps africanus Vulture). Moab Khotsong Mine is next to the Vaal River, the main tributary to South Africa’s largest river, the Orange River. The region comprises areas of differing biodiversity criteria, including sandy and rocky grasslands as well as riverine and valley-bottom wetlands. We operate to very stringent conditions in our environmental authorisations.

Harmony’s Free State operations fall in the Vaal-Vet sandy grassland and the western Free State clay grassland ecosystem. The Vaal-Vet vegetation area is considered endangered given the conserved regional areas. No Red Data species were identified, but the commonly known threatened sungazer or giant girdled lizard and near-threatened lesser flamingo are situated in these habitats.

Our Gauteng operations are near urban areas and do not have any nearby critically endangered, endangered or vulnerable biodiversity areas, but do include near-threatened ecosystems or species.

Papua New Guinea
The country is home to the third-largest block of unbroken tropical forest and the largest tract of primary forest remaining in the Asia-Pacific region. Its forests support over 5% of the world's plant and animal species. Some two-thirds of its flora and fauna is endemic. Hidden Valley in Morobe province hosts a variety of habitats and flora and fauna communities. The Huon Peninsula, forming most of the province, has moderate to high species richness with a variety of threatened mammal fauna. Of some 3.3 million hectares, two-thirds is forest, and the areas of lowland forest have been heavily deforested or degraded.

The area affected by Hidden Valley has been disturbed over a relatively long period by human activities. This area is not known to contain plants or plant communities of particular significance or rarity. The project area is home to a number of species of mammals or birds that are protected under PNG’s Fauna (Protection and Control) Act 1976 or IUCN (2003) Red List of Threatened Species or Convention on International Trade in Endangered Species (CITES) of Wild Flora and Fauna. Vulnerable or endangered fauna includes two species of tree kangaroo (Dendrolagus dorianus and D goodfellowi), the long-snouted or giant echidna (Zaglossus bruijni), the rare nectar bat (Syconycteris hobbit) and the New Guinea harpy eagle (Harpyopsis novaeguineae).

At Wafi-Golpu, three ecological subdivisions were made to assess conservation status (at national level) of the principal forest types present in the area studies as part of the baseline characterisation for the project:
•Floodplain forest: this vegetation community was assessed as vulnerable, since its extent has reduced by over 30% in the past 50 years. This has been attributed to ongoing commercial logging across Papua New Guinea
•Mixed hill forest: the reduction in extent of mixed hill forest was estimated to be less than 30% over the past 50 years, and was therefore not considered threatened. In addition, this vegetation type has an estimated area of occurrence of 13.3 million hectares across Papua New Guinea
•Swamp forest: was not assessed to be threatened due to the difficulty of safely accessing these forest types, and because Papua New Guinea has not yet experienced broad-scale draining and clearing of swamps for agriculture.

Seven fauna species of conservation significance were recorded. One was classified as critically endangered, three as vulnerable, one as near-threatened and the remainder as data deficient. Two other near-threatened species, Doria's goshawk (Megatriorchis doriae) and forest bittern (Zonerodius heliosylus), were identified as being likely (Doria’s goshawk), or having potential to occur (forest bittern) in the terrestrial ecology study area.

South Africa
Alien and invasive plant management
In FY21, we continued our project to minimise growth and infestation of alien species, aiming to ultimately eradicate these plants. Areas of infestation are mapped and then divided into management units for prioritisation and appropriate planning. Since FY16, these efforts have primarily focused on our Kusasalethu operation, with some 5 000ha of the surface mining right area cleared of alien vegetation. Once an area has been cleared, follow-up monitoring continues for a period. In FY21, a total of 1 229ha of surface right area received follow-up treatment to ensure effective eradication of alien invasives. A further 100ha is being cleared at our Free State operations. Clearing these plants will also benefit community safety and address concerns raised.

Conservation programme
Mining activities at our Kalgold operation resulted in clearing vegetation to construct haul roads and for further pit development. To offset the impact of vegetation clearing, 579 trees were purchased from a nursery and transplanted within the mining boundary. These trees included Combetrum erythrophyllum, Olea africana, Rhus lancea and Vachellia erioloba. This project has been successfully implemented since 2015 with very few species succumbing. A further 200 trees will be planted in partnership with the local community.

The lesser flamingo is recognised as a near-threatened species commonly identified in shallow eutrophic, open saline water bodies. Salt pans, estuaries and lagoons habitats are frequented by the lesser flamingo. Our Free State operations are in areas where salt pans are regularly identified. Four breeding sites have been identified across Africa, hence Harmony’s intention to construct a fifth breeding site. After unavoidable Covid-19 delays in the prior year, construction of the facility for the proposed conservation project in the Welkom area is planned to begin in the second half of FY22. The project entails constructing an island in an identified local pan at our Free State operations.

Radiation
In FY21, we continued to implement radiation-protection programmes at all our regulated operations. Public radiation-protection programmes are also being implemented at all sites, where we sample dust and water. We have demonstrated a high level of compliance for both employees and the communities, with no health or safety threats.

Average compliance for FY21 was 96%, with no major regulatory issues.

Focus areas for FY22
In the new year, our focus will be on:
•Ensuring all operations have the necessary licences to operate legitimately and that we have maximum compliance
•Focus on aligning our targets and objectives post-acquisition
•Optimising these assets in terms energy and water. Beneficiating The Margaret Water and Covalent Water Company presents an opportunity to account/utilise this resource for the benefit of broader society and the environment
•Supporting various stakeholders to finalise environmental licences for Wafi-Golpu
•Accelerating our energy-mix programme in support of our net-zero intent and science-based targets that we will finalise early in FY22
•Planning and designing the biodiversity and climate-change offset programmes
•Accelerated rehabilitation and mine-closure programmes.

CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD) REPORT

INTRODUCTION

Under our strategic pillar of Responsible Stewardship, Harmony recognises the global shift towards a low-carbon economy. During the last year, this shift has been accelerating with an increased focus by investors on climate change, with the pressure for a low-carbon transition ever mounting.

Harmony continues to support the climate-change commitments of its host countries, South Africa and Papua New Guinea.

We recognise the push towards net-zero targets, as underpinned by the Paris Agreement and the newly released IPCC 6th Assessment Report. Harmony takes note of the demands of investors regarding net-zero targets and has initiated a process to evaluate the practicalities and net impacts of such a target on our business and is working on a strategy and plans to determine when our net zero will be achieved.

The South African government has recently announced a move towards a low-carbon economy by increasing the limit for exemption from licence requirements for self-generation projects up to 100MW. This removes a significant obstacle to investment in embedded generation projects. This provides an opportunity for Harmony as more than 80% of our emissions relate to the use of base load electricity from Eskom. This regulatory relief, if implemented, will allow us to continue our investment in renewable energy, and the resultant journey to reduce our carbon footprint.

During FY20, Harmony made a strategic decision to align its annual reporting with international best practice in terms of global climate reporting. We embarked on a process to structure our annual reporting in accordance with the Task Force for Climate-related Financial Disclosure (TCFD) requirements. While our TCFD reporting continues to evolve, we have focused on the four key areas as defined by the TCFD for this year’s report as we progress in integrating the TCFD requirements with our existing reporting structures.

Figure 1: The TCFD Reporting Framework.

GOVERNANCE

Harmony has an embedded and risk-adjusted strategy. Our recognition of climate change and our commitment to climate change mitigation and adaptation, is embedded into our business strategy and decision making. As such, Harmony’s board has oversight of all climate-related issues.

The Harmony board’s social and ethics committee has the highest level of strategic oversight regarding climate change within the group. The committee is guided by the relevant environmental legislation, as well as the country’s international commitments as embodied in the Paris Agreement and the Nationally Determined Contributions (NDC). One of the primary purposes of the social and ethics committee is to ensure responsible environmental management across all of the group’s operations. The committee thus provides the strategic direction for Harmony’s response to climate change.

The social and ethics committee is also responsible for setting and overseeing the achievement of group-level greenhouse gas (GHG) emission reduction targets. Through the social and ethics committee, climate-related matters are managed through a top-down approach. As such strategies, policies and targets relating to environmental and climate change are managed proactively from board-level. This results in more informed decisions and actions both in terms of climate mitigation and adaptation.

The social and ethics committee is supported by:
•Harmony’s board of directors (who approve Harmony’s climate change policy and strategy)
•The chief executive officer (who “owns” Harmony’s climate change policy and strategy)
•The executive: Sustainable development (who is responsible for the execution of Harmony’s climate change policy and strategy)
•SA and PNG executives: Engineering and operational delivery and project management

The board of directors recognises the Group’s commitment to be a responsible corporate citizen. The board is responsible for appointing the chief executive officer (CEO), on the recommendation of the nomination committee. Harmony’s CEO is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning, and serves as a link between the board and executive management. The CEO is held accountable for all decisions passed and reports to the board.

The group’s CEO leadership role ultimately entails being responsible for all day-to-day management decisions and for implementing the company’s long and short-term plans. As such, climate change impact management, environmental and social stewardship, resource efficiency and emission reduction forms part of the CEO’s operational responsibilities.

The executive: sustainable development is responsible for the operational assessment of climate management across the group and the subsequent implementation of Harmony’s climate-change policy and strategy.

Harmony’s executive management KPIs are set against the achievement of ESG-specific targets, some of which are climate-change related.

RISK MANAGEMENT

Harmony monitors its risks and opportunities at both a company-level and an asset-level, as part of its multi-disciplinary process.

Climate-change risks and opportunities are included in this process. Energy and climate-change risk is assessed in relation to group enterprise risks at the audit and risk committee meetings. The committee’s role in the risk management processes is multidimensional.

Material risks that have been identified at this level include Harmony’s dependency on South Africa’s fossil-fuel based electricity grid, carbon tax liabilities and security of electricity supply. These risks are managed most effectively through frequent engagements between management and the board, as well as between the company and stakeholders.

There are quarterly meetings held between the executive committee and the audit and risk committee, where they discuss possible risks and changes in the importance of each risk while also determining the best approach towards mitigating these risks. The risk management process reflects Harmony’s integrated approach to business and strategic developments. Climate-change risk is also addressed through the social and ethics committee who have oversight of environmental and social or sustainable development policies, practices and performance. The investment committee also reviews investments in renewable energy, energy efficiency and a variety of capital programmes.

Climate change presents numerous risks and opportunities to Harmony, and thus plays a key role in the risk-identification process. Climate change will affect future costs, infrastructure requirements (energy sources), operations and operating conditions, host communities, and supply chain at Harmony.

Material climate-related risks – which could result in substantive financial impacts – include:
•Safety and health – considering aspects such as increasing ambient temperatures and flash flooding1
•Security of water supply to the operations which could be disrupted by climate-change events such as prolonged drought periods1
•Security of energy supply to the operations which could be disrupted by extreme climate-change events1
•Regulatory changes – such as South Africa’s newly introduced Carbon Tax Act, of which the second phase that will start in 2023 is uncertain, and the proposed Climate Change Bill that provides for mandatory carbon budget limits on companies
•Major infrastructure incidents – such as flash flooding and potential supply chain disruptions
•Increasing capital cost requirements to accommodate weather/climatic changes.

Harmony is able to identify and assess the risks and opportunities they are faced with as a result of climate change through weekly review and monthly meetings. Additionally, Harmony adheres to the ISO 14001, ISO 31000 and ISO 50000 standards which enable the company to identify and manage risks appropriately. This includes issues of climate-related risks such as water availability; flash flooding; and impact of elevated ambient temperatures on cooling requirements. Shaft managers are encouraged to report on risks and opportunities relating to climate change during these meetings.

In addition, Harmony conducted a climate-change scenario analysis in July 2020, informed by the TCFD guidelines, which enables the company to navigate the most likely scenarios which might play out because of climate change. The approach applied in the scenario analysis considered five main steps to determine the financial impacts climate-change scenarios may have on Harmony’s business. The five steps are summarised below.

Harmony’s operating environment	Select reference scenarios	Identify risks	Determine materiality of risks	Responses to risks
Figure 2: The five main steps applied in the TCFD scenario analysis.

Harmony’s physical and transitional risks identified during the scenario analysis are presented in the following infographic (Figure 3) which identifies the climate-change risk, the intermediate drivers, and the financial impact.

Climate-change risks	Intermediate drivers	Financial impact

Physical
•Increased temperatures
•Changes in precipitation patterns and extreme variability in weather patterns: overall drier conditions interspersed by heavy rainfall events/extreme weather events.

Transitional
•Regulatory (eg carbon tax)
•Markets and technology changes
•Reputation
•Socio-economic conditions.

Physical
•Vulnerability of labour force
•Vulnerability of migrant labour-pool areas
•Sensitivity and adaptive capacity of host communities
•Reliability of operations on key commodities such as timber
•Water reliability of operations.

Transitional
•Consumption of fossil fuels and water
•Mining of minerals.
Physical •Reduced revenue from decreased production capacity (eg transport difficulties and supply chain interruptions). Transitional •Increased operating costs due to carbon tax.
Figure 3: Climate-change risks and responses identified during Harmony's scenario analysis.

The scenario analysis showed that Harmony is well-placed to be able to transition to a low carbon economy given its gold and copper reserves.

The most significant positive impact on the company’s business is likely to arise from the use of gold as a hedge against geo-political uncertainty, followed by the use of copper and silver in the market for global renewable energy rollout and for the rollout of electric vehicles.

In the transition to a clean-energy future, the world will require as much copper in the next 25 years as was produced in the last five millennia. To meet this demand, and cap global warming at 1.5°C, global production of nearly every base metal (including copper, aluminium, magnesium, nickel, and lead) is expected to increase by 225%-250% in the next 30 years4. But as demand accelerates, the mining industry’s role in climate change threatens to grow at an even greater pace, as the energy inputs needed to meet the increasing demand surges. In other words, mining companies must strive to increase their material output while decreasing their carbon-based energy inputs. However, Harmony’s unique position as a supplier of metals to facilitate a transition to a low-carbon economy provides it with a unique opportunity to increase its revenues and implement actions to increase the company’s resilience to climate change.

1    OneWorld. (2020) Situation Analysis Report on Climate Change and its Impact on Mining in South Africa. Department of Forestry, Fisheries and the Environment (DFFE); Department of Mineral Resources and Energy (DMRE); International Institute for Sustainable Development (IISD). https://oneworldgroup.co.za/oneworld-projects/climate-change-mining-sa/.
2    Lezak et al, Low-Carbon Metals for a Low-Carbon World: A New Energy Paradigm for Mines, Rocky Mountain Institute, 2019, available at https://rmi.org/wp-content/uploads/2019/12/Low-Carbon_Metals_for_a_Low-Carbon_World.pdf.

STRATEGY

Harmony’s climate-change journey
Harmony has been proactively positioning itself to address climate change since 2010.

During June 2021, Harmony updated both our climate-change and energy policy as well as our climate-change and energy strategy. Through this process, Harmony identified that climate change will impact the gold mining sector, both in terms of physical changes to our environment and the societal and economic mobilisation necessary to achieve the objectives of the Paris Agreement over the coming decades.

Harmony’s climate-change and energy policy statement was developed in response to the transitional and physical risks and impacts of climate change. The strategy aimed to give effect to the policy statement. The strategy focuses on the following four key areas:
•Governance
•Risk management
•Integration with Harmony’s strategy and four strategic pillars
•Metrics, targets, and reporting.

The strategy outlines the background to the key performance indicators, which in turn outline the targets and the implementation thereof at an operational level. The policy statement and the strategy have been historically achieved through the following:
•A top-down business intent to manage and address climate-related risks
•Recognising opportunities related to operational efficiencies and greenhouse gas emission reduction
•The move towards, and continuous drive to mine ore using methods with lower energy requirements
•Dedicated climate adaptation programmes in both South Africa and Papua New Guinea such as biogas energy production and agricultural projects in South Africa and agricultural coffee projects in Papua New Guinea.

Harmony has been decarbonising from as early as FY08, through the following initiatives.

Energy efficiency: Between 2016 and 2021, an energy saving of 1032 GW/hr was achieved, which translates to a cost saving of R1.017 billion at an investment made of R213 million. Moving forward, between 2021 and 2026, we plan to maintain a reduction of 1.5% per annum with the estimated savings of R85 million per annum based on an investment made of R44 million.

Energy mix: Our energy mix portfolio post FY22, includes grid electricity in South Africa, as well as energy from independent power producers, which include solar energy, wind energy, and electricity generated from natural gas.

Rebalancing our asset portfolio: During FY08 to FY20, Harmony closed our energy intensive shafts. From FY19 to FY23, Harmony continued and will continue further closure of deep level and energy intensive shafts, with increased surface portfolio assets. Our recently acquired assets, Mponeng and Mine Waste Solutions, have higher energy and emission intensities than our historic portfolio, and the influence on our overall performance can be seen in the graphs below. We are actively working on the reduction of these emission intensities.

Adaptation: Harmony is investigating climate change adaptation through carbon sinks, agriculture and water beneficiation. More specifically Harmony focuses on water resource management as well as biodiversity management action plans and land rehabilitation.

As a result of these efforts, as well as considering lower-emission mining technologies and practices where possible, our emission intensity has decreased substantially over time. The performance of our historic portfolio of assets is continuing to decrease. Our new acquisitions have decreased the group-wide intensities, and we have plans in place to further reduce the emission intensities of these new operations.

During 2016 we took full ownership of our Hidden Valley Mine in Papua New Guinea. The mine was recapitalised and reached full commercial levels of production by 2018. This is an opencast mine and decreased our overall emission intensities due to the fact that the majority of Harmony’s other mines are deep-level underground operations which have a considerably higher emissions intensity.

During the FY21 reporting year, Harmony acquired the Mponeng Mine operations and related assets. This included Mine Waste Solutions, a high volume surface source operation, from AngloGold Ashanti. This acquisition resulted in a substantial decrease in our GHG intensities, offsetting the additional emissions from Mponeng Mine for FY21. This is discussed further in the Metrics and Targets section.

METRICS AND TARGETS

As part of our strategy to produce safe, profitable ounces, and improve our margins through operational excellence and value-accretive acquisitions.

Harmony is continuously investigating growth prospects and, as a result, our absolute emissions will increase as we grow. Accordingly, we measure our success in reducing GHG emissions by focusing on two GHG emission intensity metrics — tonnes CO2/tonnes ore milled, and tonnes CO2/kg of gold produced, illustrated below.

Harmony has achieved a 42% decrease in emissions intensity per tonne of ore milled against a 2014 baseline. This decrease was in large part due to two strategic programmes. The first is a result of the continual effort in driving further energy efficiencies, and the second is from the ongoing rebalancing of our portfolio to focus on less energy-intensive resources, such as surface source mining. The sharp decrease from 12% below baseline in FY20 to 42% below baseline in FY21 was partly due to the acquisition of Mine Waste Solutions. This operation processes a high volume of surface materials at a very low energy consumption.

Our GHG emission intensity per tonne of gold produced increased by 16% against the FY14 baseline in FY21. We showed a reduction of 123% below the baseline in FY19 as a result of the initiatives mentioned above. The intensity has, however, increased to above the baseline in the last financial year due to the high energy consumption of Mponeng Mine, as well as the low grade of surface materials processed by Mine Waste Solutions.

Harmony remains committed to reducing our emissions. Multiple energy-optimisation projects were implemented and maintained across 63 operational systems in FY21, which resulted in an estimated energy cost saving of R218 million. These systems include compressed air, refrigeration, water reticulation and ventilation. This is testament to the company-wide integration and resilience of our energy and climate-change strategy to affect energy use and greenhouse gas emission reductions. Going forward, Harmony aims to increase total energy savings on these systems by implementing various additional energy-efficiency capital projects.

Water and energy security were identified as key areas of risk associated with both physical and transitional climate-change risks. As a result, Harmony is taking proactive steps to manage these risks through various initiatives and the close monitoring of water and energy use across our operations.

Since FY18, Harmony has developed several targets to FY22, including:
•5% absolute reduction in electricity consumption (MW)
•5% reduction in electricity intensity (kWh/tonne milled)
•5% reduction in total carbon emission intensity reduction (tCO2/tonne milled)
•2% reduction in diesel intensity (kl/tonne milled)
•2% reduction in petrol intensity (kl/tonne milled)
•7% reduction in water used for primary activities (kl)
•7% reduction in water intensity (kl/tonne milled)
•Recycle 6% of Harmony’s water consumption
•10% of total electricity consumption must be from renewable energy.

The targets related to electricity, diesel and petrol consumption will directly reduce GHG emissions, contributing to Harmony’s climate-change mitigation efforts.

Harmony’s water targets will contribute to reducing our reliance on potable water from water utilities in South Africa, while boosting our resilience during periods of drought.

As part of our target setting, we monitor and reduce energy use and greenhouse gas emissions. Importantly, increasing the limit for exemption from licence requirements for self-generation projects up to 100MW gives Harmony the opportunity to more aggressively pursue renewable energy in South Africa and reduce our GHG emissions.

Energy and greenhouse gas emission mitigation
Harmony consumes electricity from the national power utility, Eskom, in South Africa. This grid mainly depends on coal-fired power stations.

Most electricity used by Harmony in Papua New Guinea comes from renewable energy, predominantly hydro-power, resulting in much lower emission intensities.

For the period FY16 to FY21, R180.6 million was spent on implementing energy-optimisation projects. Harmony has increased investment in renewable energy, particularly solar power which decreases our grid-reliance as well as our carbon emissions from electricity use. Over 263 initiatives have been implemented with cumulative cost savings, over the past seven years, at a capital cost of R35 million. Projects implemented in FY21 enabled savings of R50 million and significant reductions in indirect GHG emissions and water consumption.

Water
Harmony has an embedded understanding of water management and water risks across its operational spectrum.

We have integrated the management of water security and water-related risks into our long-term strategic business objectives, as well as our financial planning. Harmony’s commitment to responsibly managing water usage is therefore driven from an executive level and has evolved from a strategy into practical and relevant actions across the group. This process is achieved through Harmony’s water strategy.

Harmony adopts a company-wide water management strategy which provides a consistent approach and an operations baseline for use across the group. This document clearly sets out Harmony’s objectives related to water conservation, efficient water use and the necessities surrounding water supply in the context of its host communities.

This includes:
•Integrating water management and efficiencies
•Acknowledging water-related risks in respect of climate change
•Water management at mine closure
•Recognising water as a critical resource for local communities.

Harmony recognises an opportunity to reduce its operating costs through recycling its water. Harmony’s water strategy supports the shift towards self-generation and zero discharge of water, to encourage the group’s water conservation and demand management objectives. Harmony prioritises the conservation of potable water, especially considering the potential worsening drought conditions in the regions in which  we operate in the near future.

As such, Harmony has adopted a group-wide campaign to re-use process water and reduce our dependency on potable water from water utilities. To do this, Harmony set long-term targets to reduce the water used for primary activities by 7% and increase water recycled by 6%, by FY22. In addition, we have a 10-year target to recycle 80% of our water with zero discharge by FY27. To achieve these targets, various water conservation initiatives have been implemented.

Harmony has constructed three water treatment plants that assist in continuing to secure water supply to our operations, while also reducing water consumption and assisting with water conservation initiatives. In total, the three water treatment plants save Harmony approximately R5.6 million in operating cost each year. Further to our water treatment plants, Harmony continues to pump water out of our Margaret and Covalent shafts, a portion of which is used within our processes with the remaining being discharged. This additional water could provide Harmony with water resources to adapt to future water-stressed conditions.

WAY FORWARD

Harmony’s strategic decision to report against the TCFD remains a priority.

We ensure that our board has oversight of all climate-related issues. Further to this, we have included climate change, both mitigation and adaptation-related aspects, into our business strategy and decision making. We also published our climate-change and energy policy and our climate-change and energy strategy during June 2021.

Our climate-change and energy strategy recognises the opportunity to improve operational efficiencies and GHG emission reduction, as well as the move towards and continuous drive of lower energy requirements. We have already set a number of targets up to FY22 for electricity, diesel, petrol, GHG emissions, water and waste. As Harmony continues our journey towards carbon neutrality, we aim to release further carbon neutrality targets and plans by December 2021.

SOCIAL

Capitals affected

Directly	Indirectly
HUMAN CAPITAL	FINANCIAL CAPITAL
SOCIAL AND RELATIONSHIP CAPITAL	INTELLECTUAL CAPITAL
MANUFACTURED CAPITAL

Stakeholders affected
Employees	Communities	Other stakeholders engaged include government and regulators

Strategic pillars:

Responsible stewardship	Operational excellence

Responsible committee
Social and ethics committee

Related risks
•Covid-19 pandemic – spread of infection and potential impact on business sustainability •Social licence to operate •Failure to eliminate fatalities and improve safety performance.

GRI standards
Prepared in accordance with: 102-8, 102-41, 201-3, 202-1, 202-2, 401-1, 401-2, 403-1, 404-2, 404-3, 412-1, 412-2, 412-3 and MM4

Contributing to the SDGs

Specific contributions to SDGs are detailed per section.

INTRODUCTION

We believe that by contributing to the health and wellbeing of our employees and communities, as well as uplifting our communities through economic opportunities, we enable a socio-economic ecosystem in which our business and all stakeholders can thrive.

Our principal social imperatives are:

Safety and health, including managing Covid-19	Job creation, training and development	Transformation	Human rights	Socio-economic/ local economic development

Duty of care
We conduct our mining activities and associated processes in line with applicable legislation and regulations in South Africa and Papua New Guinea. However, we aim to go beyond compliance levels wherever possible. Fundamentally, we believe our duty of care for employees extends to ensuring safe and healthy workplaces, fair remuneration that provides for decent accommodation, access to healthcare and compensation, and benefits post-retirement. For our communities and broader stakeholder groups, this duty includes public health and safety. For all stakeholders, ongoing and proactive communication fosters strong relationships.

SAFETY AND HEALTH

ZERO HARM
Our employees are our most important stakeholders and a vital capital. This makes their safety and health both a moral and business imperative. Safety is our foremost corporate value – no product is as important as our people, who should return home safe and healthy every day.

Our approach extends to the communities where many of our employees live and which are affected by our operations. We believe that contributing to the health and wellbeing of our community members facilitates an ecosystem in which our business and all stakeholders can thrive.

Capitals affected

Directly	Indirectly
HUMAN CAPITAL	FINANCIAL CAPITAL
SOCIAL AND RELATIONSHIP CAPITAL	INTELLECTUAL CAPITAL
MANUFACTURED CAPITAL

Strategic pillars

Responsible stewardship	Operational excellence

Related risks

•Covid-19 pandemic – spread of infection and potential impact on business sustainability
•Failure to eliminate fatalities and improve safety performance.
•Mental and physical wellbeing a disabler to return to work.

GRI standards
Prepared in accordance with: 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8, 403-9 and 403-10

Contributing to the SDGs

•The health and wellness of employees is important to full, productive lives
•We focus on employees’ comprehensive wellbeing, including occupational health, chronic diseases such as TB and HIV/Aids, and lifestyle diseases
•Combating Covid-19 has become the overwhelming focus of our health services, but the pandemic has embedded our proactive approach to health and safety.

•As a responsible employer, providing decent work includes ensuring everything possible is done to safeguard employees, ensure workplaces are safe and prevent injury or harm so that employees return home safe and well
•Employees have the right to refuse to work when they consider a workplace unsafe
•Training and other support are provided to encourage safe behaviour and conduct.

For more, see our sustainability strategy

Our approach

Zero loss of life is a non-negotiable imperative

The safety, health and wellbeing of our employees is one of the highest strategic risks to our business, given the potential to erode human capital and affect our ability to achieve our strategic objectives. Accordingly, we have a dual operational focus: ensure a safe and healthy workplace; and create a proactive safety culture where our employees stop, assess and manage all work-related risks. Taken together – safe workplaces and risk-aware employees – we are ensuring the sustainability of our business.

Our safety and health policy, integrated into our sustainable development framework, therefore focuses on:
•Ensuring leadership at all levels sets the example and creates an enabling environment to drive continuous improvement in safety performance
•Ensuring high-risk safety and health exposures are managed through focused strategies, founded on risk management
•Promoting the health of our employees by proactively supporting their physical, psychological and emotional wellbeing
•Providing an integrated, proactive healthcare service by making primary, occupational and wellness facilities easily accessible to employees at work
•Ensuring Harmony manages community health exposures and promotes the wellbeing of our host communities.

The standard operating procedure developed to address the challenges of the pandemic covered all these aspects, in turn reinforcing our safety and health policy.

Our occupational safety and health policy and related management frameworks are aligned with the Mine Health and Safety Act in South Africa and relevant legislation in Papua New Guinea, including the Mining (Safety) Act and associated regulations. We also apply best practices and guidelines as prescribed by the ICMM. Our approach to safety encompasses critical control management, preparedness, prevention and the monitoring, review and analysis of relevant safety and health indicators.

Governance
At board level, the technical committee approves and monitors compliance with our safety and health policy as well as legislation. Safety is a key performance indicator for management in determining remuneration. Our chief executive officer regularly reports on safety incidents and achievements to the committee and board. At every board meeting, the chair of the technical committee provides feedback on our safety performance.

Demonstrating our inclusive approach, representatives of management, unions, the Minerals Council South Africa and government participate in structures emphasising the importance of safety and how to achieve our goal of eliminating fatalities.

At our South African operations, safety and health committees ensure that all employees are involved in managing and ensuring the safety of all. In FY21, there were 77 full-time safety and health representatives at these operations. The chief operating officer: South Africa reports on safety to the group executive committee weekly and quarterly, with a quarterly presentation to the technical committee.

Harmony contributes to external safety initiatives and leading best practices for implementation through the Mining Industry Occupational Safety and Health (MOSH) community-of-practice adoption process. For each aspect of occupational safety and health, champions are nominated to attend industry meetings and ensure relevant information is disseminated to all operations.

In Papua New Guinea, safety managers report at least monthly to the South-east Asia executive committee. This committee in turn – through the regional chief executive officer – reports to Harmony’s group executive team weekly and quarterly to the technical committee.

Safety
Our goal is to make safety a shared responsibility. While our safety performance fundamentally affects the lives and wellbeing of our employees, it has implications for other aspects of our business, particularly our financial, social and relationship, and manufactured capitals. Safety performance can also have a significant impact on our brand and reputation. We are determined to prevent loss of life and achieve zero harm across our operations so that our employees can return home safe and healthy each day.

Risk management strategy
Three years ago, we began implementing a group-wide risk management strategy for safety across South Africa and Papua New Guinea. This involves identifying, assessing and controlling all threats that could cause harm to our employees. Increasingly, it is based on real-time data, particularly leading indicators, to support proactive risk management initiatives and aid safe, profitable production. It also aims to embed a behaviour change for safety to one that is far more engaged and proactive. This multifaceted and cooperative approach is supported by all relevant stakeholders.

Harmony’s four-layer risk management strategy

PHASE 1
PHASE 2
PHASE 3
PHASE 4
Foundation
Learning from incidents
Psychology of safety
Leadership programme
Value survey
Visibly felt leadership
Connectedness
Learning
Capacitation
Top-down (leadership circle)
Bottom-up (behaviour)
Harmony leadership and behaviour
Interventions
Operation specific
Reinforcement
Positive behaviour recognition
Transformation to proactive culture
Roll out continues
Preparations underway

This strategy is being rolled out in phases to systematically embed risk management in our operational culture and the behaviour of all employees. Phase 3 began early last year, in tandem with the roll-out of phase 4.

As background, in phase 2 (from April 2018), we modernised systems, processes and information-sharing to facilitate more proactive management. Essentially, a modernised operating system gives our mining teams the required information before entering a workplace so that crews are aware of all hazards identified in previous shifts and can take steps to ensure the area is safe before entering.

Phase 3 has largely focused on ensuring appropriate processes are in place at all operations to embed a proactive approach to safety. This included implementing golden-control monitoring and improved responses to golden-control failures. Golden controls are the principal preventative safety measures we use in our operations. As part of this phase, we are systematically entrenching the ICMM’s critical management plan at our operations, which are now better equipped to identify significant unwanted events and related mitigating controls.

While modernising our systems and processes has been pivotal to improving safety performance, our risk management strategy would be largely ineffective without the human behaviour element. Accordingly, phase 4 is being rolled out in tandem with phase 3. This final phase centres on a humanistic strategy to embed a behavioural approach to safety – ensuring our management teams are proactive, effective leaders so that our workforce is more engaged and the relationship between employees and management is based on mutual trust. The intention is to provide platforms for employees to communicate freely, without feeling threatened, and to give management the skills to be effective and connected leaders. For more on our leadership programme, see Caring for our workforce.

We also introduced an initiative to identify an employee’s propensity to take risks, with the aim of managing that behaviour. This programme has identified clusters of high-risk-taking behaviours at leadership and employee levels. Additional programmes developed to further embed safe behaviour focus on recognition and reward – work on implementing these uniformly across the operations continues.

We are encouraged by steady progress on many of our leading indicators (more reliable indications of preventing harm than lagging indicators, which simply monitor events that occurred), particularly safe declarations, golden-control monitoring, and learning from incidents. With automated systems and processes in place, we can now continuously assess workplace conditions and equipment to ensure no undue risks are posed to any employee on the surface or underground. We are also able to more effectively monitor the progress of safety-related initiatives at our operations.

The open-pit operation, Kalgold, has operated for 22 years fatality-free

Our performance FY21

	FY21	FY20	FY19	FY18	FY17
Number of fatalities
Group	11	6	11	13	5
South Africa	11	6	11	13	5
Papua New Guinea	0	0	0	0	0
Fatal injury frequency rate (per million hours worked)
Group	0.11	0.08	0.12	0.16	0.07
Lost-time injury frequency rate (per million hours worked)
Group	6.18	6.33	6.16	6.26	7.21
South Africa	6.46	6.69	6.48	6.67	7.61
Papua New Guinea	0	0.77	0.35	0	0.41

The group lost-time injury frequency rate (LTIFR) improved in FY21 to 6.18 per million hours worked (FY20: 6.33). Tragically, there were 11 mining-related fatalities (FY20: six), all at our South African operations. We are deeply saddened and disappointed by this performance as every fatality represents the tragic loss of a colleague and impact on their loved ones.

More positively, at end FY21, Harmony reached a record 3.38 million fatality-free shifts (which represents 107 consecutive fatal-free days), proving that our goal of zero fatalities is achievable. Commendably, our Papua New Guinea operation maintained its fatality-free performance for the fifth consecutive year and reached its target of zero harm, with an LTIFR of 0.

We focus intensively on understanding the causes of fatal accidents, and learning from the circumstances surrounding each incident. These lessons are shared across our operations.

South Africa
The South African operations recorded a mixed safety performance in FY21. Per million hours worked, our fatal-injury frequency rate regressed from 0.08 last year to 0.12. However, these operations have worked for extended periods without a loss of life – in addition to the 3.7 million fatality-free shifts noted above, Harmony has exceeded the 3-million shift mark on three separate occasions since 2016, proving that our goal of zero fatalities can be reached and maintained.

The LTIFR improved to 6.46 (FY20: 6.69). This translated to the loss of 28 943 shifts due to occupational injury. However, the reportable injury frequency rate regressed to 4.00 (FY20: 3.88) and the fall-of-ground injury frequency rate deteriorated from 1.22 to 1.51. In contrast, the rail-bound equipment injury frequency rate improved to 0.45 (FY20: 0.70).

When analysing this safety performance, it is essential to factor in the impact of the pandemic. Thorough investigations into the causes of fatalities in the review period reveal direct, but unanticipated, consequences of the pandemic – from changing crew compositions after members tested positive or were quarantined post-contact, to substandard supervision for various Covid-19-related reasons, and even global manufacturing shutdowns last year that affected supply chains. Despite the concerning increase, most fatalities occurred in low-risk areas and not those more commonly associated with deep-level mining, like seismic events.

In memoriam

Date of incident	Name	Occupation	Mine/operation	Cause
12 Jul 2020	Zamokuhle Shabane	Team leader	Bambanani	Falling from heights
10 Aug 2020	Zakhele Lubisi	Artisan	Kusasalethu	Tools, machinery and equipment
10 Sep 2020	Alexis Lesiamang Ntjantso	Driller	Doornkop	Explosion
10 Oct 2020	Tsoaela Botsane	Team leader	Tshepong	Gravity-related fall-of-ground
	Tisetso Pati	Winch operator
18 Dec 2020	Rakitsi Seseli	Rock-drill operator	Kusasalethu	Explosion
13 Jan 2021	Makhetha Allerdice Makobane	Rock-drill operator	Bambanani	Scraper winches
26 Jan 2021	Flip Kearabetswe Mahloko	Contractor assistant	Free State Surface Operations	Falling from heights
28 Jan 2021	Tsietsi Petrus Mateane	Rock-drill operator	Phakisa	Scraper winches
3 Feb 2021	Neo Mofokeng	Underground assistant	Target	Seismic-related fall-of-ground
15 Mar 2021	Peter Bangixhanti Fosilara	Artisan	Moab Khotsong	Electricity

Death and serious injury benefits
We understand the devastating impact mine fatalities and serious injuries can have on an employee’s family. In many cases, these employees are the sole breadwinners for their families, supporting an extended family of over ten people. We have a comprehensive range of benefits to support the family in the event of a mine fatality or serious injury.

Understanding causes of injury
One of the most prominent factors that contributed to the lost-time injury frequency rate was the repetitive occurrence of winch-related incidents. To address this, a winch pre-inspection was piloted at Doornkop, Kusasalethu and the Tshepong operations. This pre-inspection, conducted using the optical character recognition system – software that converts paper data to digital, live data that can be tracked, monitored and analysed in real-time – for daily deficiency management and reporting, aims to identify real-time issues reported by winch operators and to bring these to management’s attention for assessment and assistance in ensuring safe winch operations. With all the initiatives implemented to date to manage this risk, we have improved our performance from 0.34 in FY 20 to 0.18 in FY21. Given the positive results at those three operations, the pre-inspection process will be implemented at all operations in FY22.

Our safety performance in FY21 has again underscored the need for a more behaviour-focused approach to safety management, which ties directly to phase 4 of our risk management strategy roll-out. To embed a proactive safety culture and accountability in our workforce, we implemented several initiatives and programmes in FY21. Among the most notable were:
•Reinforcing the right of all employees to refuse dangerous work and to leave a dangerous workplace. This is in line with the Mine Health and Safety Act. It is vital that our employees understand their rights, are engaged and feel safe to perform their duties, and that supervisors recognise these rights. In addition, frontline supervisors are being trained and encouraged to engage with mining crews and management on these rights. Effective, frequent communication is vital. To address this, communication and leadership initiatives are ongoing
•Identifying the most serious unwanted events and assigning responsibility for these at executive level. As these identified events could cause significant loss of life and shifts, they require far more focused attention by all management levels
•Reinforcing our safety mascot, Thibakotsi, and associated safety messages, signs and symbols
•Introducing a daily work note to ensure the frontline workforce receives the relevant information to proactively plan tasks at the start of each shift
•A far more thorough scanning and analysis of daily safe-declaration data to assess workplace conditions, raise awareness of risks and address repetitive failures.

Despite the challenges and regression in our safety performance, there is evidence that our risk management strategy is improving the safety culture at our South African operations.

To illustrate, in the second half of FY21, over 720 visits were made by executives and managers to workplaces as part of the visible felt leadership initiative. These engagements reinforce the concept of shared responsibility in a company that truly cares. We are also making good progress in incorporating learnings from incidents into daily safety practices. This was particularly evident in the way potential seismic hazards were monitored and managed during the year. The enforced daily monitoring substantially reduced the incidence of falls-of-ground. This practice will be carried into FY22 and especially applied when starting up new panels and after shut-down periods.

Papua New Guinea
Harmony’s Hidden Valley operation boasts a world-class safety record. It has reported no fatalities since 2015, equating to 3 million fatality-free shifts. The LTIFR for FY21 was 0.0 per million hours worked, compared to 0.77 for FY20.

Hidden Valley is an open-pit mine, with far lower risks than underground mines. Other factors have contributed to its safety record, particularly the implementation of our risk management strategy and critical controls, as well as entrenching a proactive safety work ethic in all employees. This behavioural pattern has been systematically reinforced through visible felt leadership, along with regular, focused safety training.

Although the highly-mechanised nature of the mine supports a better safety performance, vehicle interaction remains the most significant safety risk at Hidden Valley. This is followed by fatigue and uncontrolled release of energy (hydraulic and compressed energy) in workshops. All mining vehicles are equipped with monitors to mitigate against driver fatigue, prevent vehicle collisions, observe driver behaviour and monitor productivity.

At Wafi-Golpu, there is a similar emphasis on proactive safety risk management, monitoring critical risks and visible felt leadership.

Public safety
There were no major incidents or serious concerns raised during the year on road transport and radiation exposure. Together with dust, these are the primary public and community safety risks associated with our operations. We accelerated our plans to contain dust from tailings storage facilities at certain Free State operations after they exceeded permissible limits during the year. Refer to tailings storage facilities in environment section.

Focus areas for FY22
Group safety target
In FY22, Harmony will continue to embed its risk management process to create a more engaged and proactive safety culture across our operations. In tandem, we aim to improve our safety performance by 10% on the average performance of the previous three financial years.

South Africa – safety focus for FY22
Our priorities will include:
•Digitising information to allow us to make informed decisions as circumstances that may compromise safety are identified
•Accessing and including industry-wide best practice learning material and methodologies through the International Mining Standards Hub (Harmony is a founder member)
•Detailed analyses of our responses – on integrated platforms – to identify opportunities to improve and mitigate safety risks.

In terms of our four-layer risk management system, we will continue to:
•Map out critical production processes and align inter-disciplinary processes (process mapping) and documentation to provide assurance that our legal and social obligations are addressed. This will be achieved by embedding the identification of risks and controls into our risk and legal documentation. The aim is to have a single source of content on task assessment (procedures, training, risk assessment, continuous monitoring and reporting)
•Integrate specified routines – ensuring an integrated approach in identifying potential risks during the planning phase as well as in identifying mitigating controls and monitoring actions prior to the start of work. This will include introducing integrated services work planning and monitoring for phase 3
•Further engage all leadership, including organised labour, as partners to advance our behaviour-oriented strategy (phase 4). This will include developing and implementing a behaviour-tracking and monitoring programme to allow leaders real-time access to critical behaviour data for safety improvement.

Papua New Guinea – safety focus for FY22
•Our safety objective for the Hidden Valley Mine is to remain fatality-free and continue our exceptional safety performance of the past financial year, which ended with our LTIFR at 0.00 and an injury-free final quarter
•Our focus is to achieve zero harm through strong visible felt leadership and critical control field checks, proactive high-potential incident intervention and improvement, and engaging proactively with our workforce.

Health

While Covid-19 remains a significant challenge, the pandemic has underscored the flexibility and effectiveness of our healthcare strategy and its pivotal role in supporting our business.

Duty of care
Occupational lung diseases (including TB) and noise-induced hearing loss are the primary occupational illnesses at our South African operations. We also focus on identifying and managing non-occupational disease like HIV in the country, as well as other chronic illnesses (hypertension and diabetes). In Papua New Guinea, we have a proactive approach to dealing with malaria.

Our approach to healthcare is proactive and risk-based, aiming to ensure quality healthcare service that is easily accessible to all our employees. This approach is founded on our firm belief that every employee deserves a fulfilled and healthy life. It is important that our employees are fit for life, fit for work and fit to retire. While the first wave of Covid-19 in 2020 tested all healthcare systems and personnel to the fullest, the knowledge and experience gained stood the Harmony healthcare team in good stead as we managed successive waves with significantly improved medical outcomes (refer page 107).

Our healthcare strategy is based on four pillars:
•Education, awareness and promotion of good health
•Disease prevention and risk management
•Clinical intervention (treatment programmes)
•Continuous risk profiling.

The aim of this proactive strategy is to manage illness by identifying and treating disease early to help prevent permanent adverse health impact. Medical surveillance, active case finding, early detection and treatment are integral aspects of our healthcare system.

Dedicated health hubs at all our operations cater for the primary and occupational health needs of our employees and, in some cases, host community members. Each health hub is staffed by doctors, nurses, allied healthcare workers and pharmacists. Medical doctors are part of the operational team in each mine.

Our performance FY21
In FY21, we spent R1 billion (US$65.3 million) on health-related initiatives across the group. Of that, R291.6 million (US$18.9 million) was for Covid-19 preventative initiatives in South Africa. By year end, we were leading the industry in rolling out Covid-19 vaccination programmes. We aim to vaccinate over 80% of employees within six months, and then extend this to South African community members. Harmony has committed R86 million to the vaccination programme for employees, their families and the wider community in South Africa.

South Africa

Increase in FY21 due to Covid-19

The benefits of our balanced strategy for managing the spread and severity of Covid-19 are illustrated above, with Harmony outperforming the mining sector and country on testing and vaccination rates. Effective case management contained the death rate to in line with our sector and well below the national average.

With protocols for managing Covid-19 now well entrenched, we were able to focus more on initiatives that support our strategy of promoting employee wellness, ensuring good healthcare and managing diseases.

Harmony spent R714.7 million (US$46.4 million) on free medical costs and medical-aid contributions in South Africa in FY21
(FY20: R660.4 million; US$42.2 million). The main drivers were inflationary increases in the cost of medical goods and services, particularly personal protective equipment, and a higher hospitalisation rate from Covid-19-related referrals. The full impact of pandemic-related health costs was evident in the review period.

Papua New Guinea

Expenditure on medical and healthcare	FY21	FY20
Total (Rm)
Total excluding Covid-19	12.68	18.85
Covid-19-related management	289.81	Not reported

HARMONY’S RESPONSE TO COVID-19

Our Covid-19 risk management strategy has proven effective over the past 18 months. Our aim remains to reduce the probability of an employee contracting the virus and to limit the severity if infected.

Health protocols underpinning our strategy are aligned with best practice and guided by information from the World Health Organization, National Institute of Communicable Diseases, South African Department of Health and Minerals Council South Africa. These protocols were also informed by extensive and ongoing discussion with our trade union stakeholders.

Our preventative measures include:
•Preventative personal hygiene procedures
•Compulsory use of personal protective equipment (PPE) guided by occupational risk, especially face masks, across our workplaces and offices
•Communication and awareness campaigns (for employees and communities) on hygiene and social distancing
•Identification, care and counselling of high-risk employees (especially those who do not know their health status, those who have not managed their health if they have an identified chronic disease, those older than 60 and employees with pre-existing medical conditions). The Harmony policy guiding the way we should be caring for these employees was recommended for adoption in the industry as a leading practice in managing employees who are vulnerable to Covid-19
•Online collaboration with best practice medical centres to support our more remote sites, including admitting hospitals
•Stressing identification of symptoms and urgency of self-isolation if displaying symptoms and/or exposed to positive Covid-19 cases
•Rigorous screening of employees at work; testing and managing employees with symptoms of Covid-19
•Each of the regions has accredited isolation and quarantine sites that can accommodate a total of 1 038 employees across the group who have contracted Covid-19 or come into contact with infected individuals, and who do not need hospitalisation
•Increased frequency of occupational health visits and inspections by relevant national government departments to monitor Covid-19 compliance
•Symptom questionnaire and thermal screening of all individuals who enter our operations, and employees at all key points
•Reducing the number of workers in a crew to a maximum of 15 to enable social distancing underground
•Customising lift shafts and their operation to ensure appropriate social distancing in cages to reduce capacity to 75%
•Capacity on road transport reduced to 60-70% of licensed capacity and adjusted in line with risk levels
•Frequently spraying waiting areas with disinfectants and sanitising all hard surfaces
•Placing hand sanitisers and additional hand-washing stations on surface, at entrances to all operations and outside the mine at taxi ranks and in company transportation
•All equipment and machinery is sanitised at the start and end of each shift underground.

In addition, we have established four mass-vaccination sites that have received permits to vaccinate from the South African Pharmacy Council and Department of Health. Two of our pharmacies are permitted to store vaccines. The sites below are officially registered on the government’s master facility list and have capacity to vaccinate 400-700 people per day.
•Harmony Moab vaccination facility
•Harmony Mponeng vaccination facility
•Harmony Tshepong vaccination facility
•Harmony Brand 5/Unisel vaccination facility.

In combination, our extensive preventative measures have contained the spread of Covid-19 among our employees. With the knowledge gained from treating infected employees in the first wave, we were able to significantly reduce the death rate in the second. Given the benefits of our leading practices, government representatives requested access to our hospitals in Carletonville and Orkney, while the ministers of health and mineral resources and energy visited the Mponeng facility.

The Harmony vaccination programme began on 25 June 2021. By 30 September, 30 662 employees had been vaccinated, with just over 17 762 receiving their second shots. The programme initially focused on high-risk employees and is now working towards the so-called herd immunity target. Harmony has committed to extend the vaccination programme to families and communities to support global efforts to reach herd immunity and minimise the impact of the pandemic in our communities.

At end 30 September 2021
Employees tested	25 390
Employees testing positive	4 438
Employees recovered	4 328
Deaths	76 (including contractors)
Vaccinations	Programme started on 25 June
Workforce vaccinated (%)	30 662 (63% of total)
Community members vaccinated	Programme to start in October 2021

As at 14 October 2021, 73% of employees have been partially vaccinated and 45% have been fully vaccinated.

EMPLOYEE WELLNESS AND HEALTHCARE

Healthcare delivery
At our South African operations, membership of a medical scheme is compulsory for all officials and management employees. Membership is voluntary for category 4-8 employees, with 9 793 employees participating in medical schemes in FY21 (FY20: 8 122). The increase reflects the acquisition of Mponeng mine. Harmony subsidised related costs on behalf of employees by R25.7 million (US$1.7 million) a month (FY20: R20.0 million or US$1.3 million). The higher subsidy reflects the integration of Mponeng employees.

In total, 28 447 category 4-8 employees elected not to join private medical schemes. Instead, they use the free in-house comprehensive health services from mine medical health facilities and associated preferred providers, with secondary and tertiary care provided at private hospitals/health facilities. The cost of providing these services was R53.6 million (US$3.5 million) a month in FY21 (FY20: R35.0 million; US$2.2 million).

For employees who do not belong to a medical scheme, dedicated health hubs at all our operations undertake health promotion and prevention, active case-finding and screening as well as active management of chronic conditions. Medical surveillance is conducted at these hubs for all employees and contractors. In total, 68 651 medical examinations were conducted in FY21 (FY20: 49 326). The increase reflects opening up examination facilities post-lockdown and incorporating Mponeng Mine into the system.

The new integrated health management system (electronic health record) was implemented, starting at Doornkop in November 2020. This allows for a more holistic view of an employee’s health status by incorporating occupational, primary health, injury-on-duty and chronic disease management on one platform. This eliminates manual processes and ensures more timely, effective and complete clinical management of the employee. To date, the system is live at Kusasalethu, Moab, Target and Joel medical hubs. It will be rolled out to all medical hubs by the end of FY22.

The integration of Mponeng Mine into Harmony on the health stream was smooth, with health services fully in-sourced from July 2021 and aligned to the company strategy.

The Vaal River Gateway Pharmacy at Orkney has been accredited as a training facility for pharmacist assistants and interns by the South African Pharmacy Council, and the responsible pharmacist issued with a tutor certificate. Both Harmony-owned pharmacies are now ready to contribute to training in this sector.

Mental health
Global research indicates that mental illness in the workplace could rise by over 60% in the next few years, exacerbated by enforced changes during the pandemic. Psychosocial illness can be caused by a range of social and financial issues faced by employees daily.

To address this, we enhanced our employee psychosocial programme early last year, in partnership with the Reality Wellness Group, for all employees and immediate family members irrespective of their medical insurance status. This multifaceted programme offers face-to-face counselling or telephonic advice by qualified social workers and psychologists, as well as financial guidance for those struggling with debt, and legal support where needed. The service is available 24/7 in nine official South African languages. Our employees can access the service by sending a ‘please call me’ message, via a toll-free number or email. Uptake improved in FY21, with 742 employees engaged and 1 458 calls on the hotline. Adjustment disorder, anxiety, relationship and children issues were among the top psychosocial risks.

While Covid-19 has disrupted the programme’s roll out, it also underscored the need for a strategy to assist our employees in dealing with psychosocial issues. The pandemic has had a significant impact on the morale of our employees and, in late FY20, we launched a programme to address the psychosocial effects of lockdown and the quarantine process. This included daily engagements with employees in isolation and quarantine centres as well as support groups for our healthcare workers. This programme was particularly noted by our employees as an invaluable aspect of the care and support during compulsory isolation and quarantine periods.

The second phase of the project is to raise awareness among line management and equip them with the necessary knowledge to ensure optimal use of the programme. This will begin in the second quarter of FY22.

Integrated lifestyle programme
Excess weight and obesity are challenges faced by around two-thirds of our employees. Obesity remains a health risk for non-communicable diseases as well as managing Covid-19. To encourage positive lifestyle changes, we have developed an integrated lifestyle programme to improve the health and wellbeing of all employees. This will assist in addressing the rampant rise of non-communicable diseases as well as mental health-related matters. There are currently 2 006 employees enrolled in the programme.

The roll out of the integrated health management system at our operations will ensure improved management and follow-up of cases enrolled in the lifestyle programme.

Managing health-related absenteeism
Health-related absenteeism is a risk to the productivity of our workforce. Over recent years, our at-work management programme has focused on early identification of employees who may become chronically ill or medically incapacitated by debilitating diseases, and to manage, review and monitor their medical conditions.

	FY21	FY20	FY19	FY18	FY17
ABSENTEEISM
Health-related absenteeism (%)	9.9	6.2	7.7	7.4	7.4

The regression in FY21 was largely as a result of Covid-19 management which included isolation and quarantine of employees affected and those coming back from SADC countries.
To cater for Covid-19-related absenteeism, categories were revised to include:
•Isolation, ie separating employees who have tested positive and are infected, accounted for 0.6% of labour unavailability
•Quarantine, ie separating employees who might have been exposed, accounted for 1.4% of labour unavailability.

Managing occupational diseases
Occupational diseases present some of the key risks to our business. There could be severe health implications for employees who fall ill, as well as potential financial liability and reputational damage to Harmony. As such, managing and preventing occupational diseases remains a priority. Occupational lung disease, noise-induced hearing loss (NIHL) and heat-related illness remain our key concerns.

Silicosis
Silicosis is an occupational lung disease caused by inhaling free respirable crystalline silica dust over a long period. It can also increase susceptibility to TB. Given the severe risk posed by silicosis, Harmony has an integrated silicosis, TB and HIV/Aids policy and programme to responsibly manage the disease and proactively prevent associated health deterioration.

For our South African operations, our aim is to eliminate silicosis entirely. To achieve this, we adopted the South African gold mining industry 2024 milestone for silica dust exposure (95% of all personal silica dust samples must be below 0.05mg/m3 by 2024). To achieve this goal, we set annual targets to reduce dust loads. The target for 2021 was 92.0%. The milestone compliance for Harmony for quarter 2 of 2021 was 86.3%, with most metallurgical plants and a third of the mines above the aspirational target of 92%.

In FY21, 141 cases of silicosis were submitted to the Medical Bureau for Occupational Diseases and 54 were certified (FY20: 164 cases reported and 67 cases certified). No new cases were noted among previously unexposed individuals entering the mining industry in 2009 as per the MHSC 2024 occupational health milestone. To date, two certified cases among previously unexposed employees have been recorded.

Dust control at our South African operations
As silicosis is caused by inhaling silica dust over time, our objective is to eliminate dust as far as possible. Dust is discharged during activities where rock is broken at source, such as stoping, development and trackless mining. Engineering controls to allay dust have been implemented or are being rolled out at our underground operations to minimise employees’ exposure to silica dust. This includes leading practices as advocated by the Mining Industry Occupational Safety and Health (MOSH). Last year, we installed in-stope atomisers at most operations, and at Moab Khotsong early in FY21.

The main thrust of reducing exposure to silica dust is to ensure that the status and effectiveness of our dust engineering controls is sustainable. Most of these engineering controls are in line with leading practices. In FY21, progress in implementing these engineering controls across Harmony’s operations was as follows:
•Main tips – tip foggers (98.8%), tip covers (88.4%) and tip filters (92.7%)
•Main intake haulages – airway sprays (100%), spray cars (94.9%) and footwall treatment (67.3%)
•Stopes – winch covers (98.9%) and stope atomisers (85.8%)
•Continuous real-time monitors (92.7%).

Tshiamiso Trust
Silicosis is a legacy issue in South Africa. In July 2019, the High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye-Stillwater – and lawyers representing affected mineworkers. Following a three-month opt-out process, the settlement agreement became effective on 10 December 2019.

A condition of the settlement was establishing a trust to carry out its terms and manage the compensation process.

The Tshiamiso Trust (Setswana for “to make good” or “to correct”) will facilitate tracking and tracing of class members and administer claims and payments to eligible claimants or their beneficiaries.

Harmony was central in settlement negotiations and actively involved in establishing the trust. In addition, it has made provision to contribute R854 million towards the court-approved gold mineworkers’ class action silicosis settlement.

The first payouts were made in July 2021, and momentum is expected to increase now that the trust is fully operational.

Settling claims in South Africa
Harmony has taken a lead role in helping the Medical Bureau of Occupational Diseases address the severe backlog in occupational lung disease compensation claims in support of Project Ku-Riha, launched by the Department of Health in 2015. In facilitating the settlement of claims due to eligible current and former Harmony mineworkers, the Harmony ReConnect department has developed various initiatives to track and trace mineworkers, and to provide operational support and resources where appropriate.

In FY21, Harmony facilitated settling 1 020 occupational lung disease claims totalling R37 million. This brings the number of settled claims to around 13 800 and total value of R276 million paid to Harmony’s current and former miners since October 2015 from the Occupational Diseases and Works Act commissioner’s fund.

Harmony and its peers have collaborated with the Minerals Council South Africa to establish a cogovernance model with the Department of Health which will contribute to funding and oversight of projects to improve the operations and performance of the Medical Bureau for Occupational Diseases and the Compensation Commissioner for Occupational Diseases.

Noise management – eliminating noise-induced hearing loss
Harmony aims to adhere to the requirement of the occupational health and safety milestone on eliminating noise-induced hearing loss or NIHL (that no employee’s standard threshold shift will exceed 25 decibels from the baseline when averaged at 2 000, 3 000 and 4 000Hz in one or both ears). The standard threshold shift, a sensitivity marker used to identify early deterioration in hearing, guides the modification and enhancement of occupational noise controls to prevent progression in hearing loss.

All Harmony employees exposed to high noise levels receive personalised hearing-protection devices, which reduce noise levels by 25 decibels.

There was a slight decrease in the number of employees compensated for NIHL in the past year – 71 cases were compensated in FY21 versus 80 in FY20. Moab Khotsong and Tshepong accounted for most of these cases.

A notable achievement was the adoption of the tyre-deflation noise reduction simple leading practice. The MOSH adoption team trained each of our occupational hygienists and equipped them with the necessary knowledge and resources to drive implementation of this practice at our South African operations.

Managing underground temperatures – limiting heat stress
We have extensive refrigeration and ventilation measures at all operations where temperatures exceed normal working ranges. Heat-tolerance testing, acclimatisation programmes, and providing adequate hydration and support protect employees exposed to excessive heat in the workplace.

In FY21, 15 364 heat-tolerance screening tests were conducted, with 126 cases of heat-related illness reported (FY20: 17 654 tests and 78 cases). The further regression in the number of tests was largely attributed to the ongoing management of Covid-19 risk associated with this testing. Tests are conducted as per each mine’s risk assessments, which allows less-risky occupations to use natural acclimatisation to minimise the threat. An increased number of heat-related cases were reported, with Moab Khotsong, Tshepong operations and Mponeng accounting for the majority. Environmental working conditions are monitored continuously.

Radiation protection
Radiation levels and exposure are monitored at all our South African operations. The dose limits are 50 millisievert a year and 100 millisievert over five years. All operations comply with these limits. Operational controls ensure that elevated monitoring results are investigated and corrected when necessary. Radiological clearances are conducted at decommissioned sites to ensure the future declassification of these areas.

Managing chronic diseases

HIV/Aids
HIV/Aids remains a severe scourge in South Africa. Despite significant progress in raising awareness and prevention, as well as the national roll out of antiretroviral therapy, the epidemic continues to significantly affect our employees and their dependants. A particular concern for Harmony is that, if left untreated, the disease can lead to higher levels of opportunistic coinfections. This clearly translates into higher absenteeism and reduced performance, loss of skills, greater economic burdens on family members, and sometimes death, more so during the Covid-19 pandemic.

However, motivating employees to confirm and/or disclose their HIV status remains a challenge, worsened by perceived stigma and confidentiality issues. This makes initiatives such as positive behaviour programmes pivotal. At our South African operations in FY21, 10 593 employees (FY20: 9 125) were identified as HIV-positive and 9 328 (FY20: 7 980) are on the HIV/Aids programme and receiving antiretroviral therapy.

Last year, we introduced a new drug, Dolutegravir, to our first-line treatment regimen. This drug suppresses the virus much faster, with fewer side-effects. As a result, the percentage of people suppressed improved to 78% in FY21, from 71% in the prior year. Expectations are that the roll-out of this drug will support South Africa in achieving the United Nations Programme on HIV and Aids (UNAids) 90-90-90 targets. Harmony has aligned its HIV/Aids programme to this global campaign.

Target 90%		Harmony status (South Africa)
		FY21	FY20
	Of all people living with HIV will know their status (%)	76	83
	Of all people with diagnosed HIV infection to receive sustained antiretroviral therapy (%)	86	85
	Of all people receiving antiretroviral therapy to have viral suppression (%)	78	71

Voluntary counselling and testing
Pre-test counselling and voluntary testing are offered to all employees through ongoing initiatives at our healthcare hubs. In FY21, 50 949 (FY20: 45 005) employees received voluntary counselling and testing, with 48 308 (FY20: 42 804) confirming their status. Again, the Covid-19 pandemic has affected progress – for example, just before lockdown, 86% of people living with HIV knew their status. This fell to 83% for FY20 as we had reduced access to a large percentage of our workforce.

Tuberculosis
Alongside HIV/Aids, tuberculosis (TB) is the other most pressing chronic disease confronting our healthcare team – the TB incidence rate at our South African operations remains high compared with World Health Organization and national benchmarks.

To address this, we are working to proactively reduce the rate of TB incidence per 100 000 employees to below the national level by December 2024 to ensure we meet the industry milestone. Our TB control programme – aligned with the relevant guidelines and prescriptions of the World Health Organization and national strategic plan to combat TB – focuses on contact tracing, comprehensive screening, testing, hospitalisation of infectious cases and a directly observed therapy short course. Our target includes screening over 95% of our employees for TB every year. Additionally, our programme includes a TB prophylaxis programme for high-risk employees.

This programme is bearing fruit as the group TB incidence rate continued to decline in FY21, dropping 29% year on year. In FY21, 44 301 employees and contractors were screened for TB, or 98% of the workforce compared to the 90% target set by the minister of health. A total of 125 cases of TB were certified in FY21 (FY20: 101).

Lifestyle diseases
Non-communicable chronic diseases, including hypertension, heart disease and diabetes, are a significant challenge for our employees.

Specific initiatives have been implemented to manage chronic diseases with particular focus on HIV/Aids, TB, diabetes and hypertension. In FY21, the percentage of employees at our South African operations with a chronic condition remained unchanged at 61%. The breakdown of the 21 612 employees diagnosed with chronic conditions is shown below.

South Africa: chronic conditions

at 30 June 2021

%
32 – Hypertension
10 – Diabetes
49 – HIV/Aids
9 – TB

Papua New Guinea
Our healthcare strategy in Papua New Guinea followed a similar pattern to that in South Africa in the review period. While we continued to focus on meeting the primary healthcare and occupational health surveillance needs for our employees and contractors, there was also a specific focus on addressing the pandemic. Expenditure on medical and healthcare in Papua New Guinea was R12.68 million (PGK2.9 million) in FY21 (FY20: R18.85 million; PGK34.12 million), with a further PGK66.3 million (R290 million) spent on managing Covid-19.

Primary healthcare
All primary healthcare needs and occupational health surveillance are provided to our employees and contractors through medical centres at Hidden Valley and Wafi-Golpu. The medical centres are staffed by a team of full-time doctors and nurses who work a 6-week on/ 3-week off roster. We use online medical registers to track and review each patient’s progress from first visit to final treatment. Our medical centres are equipped to deal with most work and non-work-related injuries, illnesses and diseases.

In total, 11 489 health examinations were conducted at our medical centres in FY21 (FY20: 20 452), of which 31% were random drug and alcohol tests (FY20: 17%).

Tuberculosis and HIV/Aids
Given the humid climate, upper respiratory tract infections and TB are our main medical concern in Papua New Guinea. To effectively manage TB, we have a digital X-ray machine, GeneXpert lab machine and a medical laboratory to accurately diagnose this chronic disease as well as other tropical diseases. In FY21, 707 employees were treated for respiratory ailments (FY20: 1 905). The emphasis on hygiene – regular hand-washing and wearing masks – in combating Covid-19 contributed to the decrease in these infections.

For HIV/Aids, 323 employees were voluntarily tested and given counselling during the year at Hidden Valley, compared to 79 in FY20.

Occupational health – noise management
As an open-pit operation, Hidden Valley uses large mining vehicles and earth-moving equipment, making it a noisy environment. To counter this, we have a robust programme for noise monitoring and ensure employees wear the correct hearing-protection devices at all times.

Lifestyle diseases and mental health
In FY21, the rising trend in the number of employees and contractors suffering with lifestyle diseases continued. Chronic heart disease, hypertension and diabetes are the most common ailments. There has also been a concerning rise in the number of mental-health issues.

Malaria
Malaria is endemic in many parts of Papua New Guinea. While this does not necessarily affect the Hidden Valley operation, given its high altitude, the disease poses a risk to employees, contractors and communities living in valleys below, where it is rampant. It is also a risk for our Wafi-Golpu employees and contractors.

In FY21, 177 people were diagnosed with malaria, a 130% increase on FY20. However, the vast majority of these patients experience only very mild symptoms. Our community health projects play a vital role in combating the disease, particularly given its high mortality rate among young children. In the review period, we also increased spraying and fogging measures at our Covid-19 entry point centres in Bulolo, Lae and Wau.

Several malaria management programmes are in place among our communities at Wafi-Golpu. These include malaria awareness and education campaigns, and distributing mosquito nets to households, particularly those with young children.

Community health
Ensuring the health and wellbeing of our communities is a focus for our healthcare team in Papua New Guinea. Our community health outreach programme is led by our medical department and a health extension officer. To address endemic conditions in our communities, we facilitate assessments and engagement with community health providers on obstetrics training, monitoring upper respiratory health and malaria prevention. Additional medical assistance for the community includes emergency transport and transfers to health centres in Bulolo and Lae. We also work with the Papua New Guinea Department of Health on polio and cervical-cancer vaccination programmes.

Since the advent of the pandemic, we have sought to support our host communities by donating medical supplies, participating in Covid-19 emergency response planning, and community education and awareness. At Hidden Valley Mine, village liaison officers were issued with digital thermometers to assist with health checks in villages (each village has resident health staff); and we donated 48 cartons of soap to landowner village and health centres. Our community affairs team serve on the Wau Covid-19 emergency committee and supported local government-led Covid-19 awareness sessions in Wau and surrounds throughout the review period. In addition, we have distributed Covid-19 awareness flyers to 340 families, with associated safety messaging on Hidden Valley Mine’s Facebook page. We have maintained weekly communications with village liaison officers as well as village and community leaders on the pandemic. We are at present working closely with the Morobe provincial health authority in its initiatives to roll out the country’s Covid-19 vaccination programme.

Similarly, the Wafi-Golpu joint venture continually monitors national, provincial and community developments. It is also facilitating Covid-19 community awareness and daily feedback from village liaison officers based in the special mining lease area villages and Wagang. Community affairs team members distributed 18 boxes of medical supplies from Lae’s medical store to the Wafi community clinic, and assisted with sorting and forwarding these supplies to the Zindaga, Babuaf and Timini aid posts. Senior project team members have participated in key Morobe province committees and the Lae city Covid-19 awareness programme roll-out.

Health statistics – Papua New Guinea

	FY21	FY20	FY19	FY18	FY17
Health examinations conducted	11 489	20 452	17 601	15 198	13 133
Employees treated for respiratory ailments	707	1 905	2 191	2 581	2 427

Focus areas for FY22
For both South Africa and Papua New Guinea, the focus for much of FY22 is expected to remain on managing the Covid-19 pandemic and supporting the vaccination roll-out in our workforce and host communities. At the same time, we will prioritise our other healthcare initiatives, particularly those for occupational and lifestyle diseases.

Caring for our workforce

Employees
The success of our business depends on the productivity of our workforce – our human capital. Backed by a motivated, engaged and productive workforce, Harmony is able to deliver on its business strategy and create sustained and shared value for all our stakeholders.

Capitals affected

Directly	Indirectly
HUMAN CAPITAL	SOCIAL AND RELATIONSHIP CAPITAL
INTELLECTUAL CAPITAL	MANUFACTURED CAPITAL
FINANCIAL CAPITAL

Stakeholders affected
Employees	Other stakeholders engaged include government and regulators

Strategic pillars

Responsible stewardship	Operational excellence

Responsible committee
Social and ethics committee

Related risks
•Covid-19 pandemic – spread of infection and potential impact on business sustainability •Failure to eliminate fatalities and improve safety performance.

GRI standards
Prepared in accordance with: 102-8, 102-41, 201-3, 202-1, 202-2, 401-1, 401-2, 403-1, 404-2, 404-3, 412-1, 412-2, 412-3 and MM4

Contributing to the SDGs:
Ensuring a stable, engaged and productive workforce is important in achieving our strategic objectives. As a fair and responsible employer, promoting inclusivity and equality, our human relations strategy contributes directly to SDGs 5 and 8.

•Gender equality is an important aspect of our human resources policy
•Gender diversity targets are in place and we are actively increasing the number of women employed across the company, at all levels. A particular focus is women in mining – in South Africa and increasingly in Papua New Guinea.

•As a responsible employer, providing decent work includes respecting human rights, ensuring we do everything possible to safeguard employees, ensure workplaces are safe and prevent injury or harm so that employees return home, safe and well
•Employees have the right to refuse to work when they consider a workplace unsafe
•Training and support encourage safe behaviour and conduct.

For more information on our contribution to the SDGs, see Our sustainability strategy.

Our approach
We respect and value our human capital as a key asset and strive to maintain a sound and trusting relationship with employees.

Our approach to employee relations reflects our firm belief that each person is critical to our business strategy and should be engaged on the basis of mutual respect and trust. As such, each employee must be given the opportunity to develop their full potential, so they are motivated and productive in their work tasks. We provide training and development, promote fair labour practices for employees and contractors, and encourage local employment opportunities. Employee safety and wellbeing is central to our approach in ensuring positive employee relations. For more information, see Safety and health.

The tenets underpinning our approach include:
•Upholding the principle of fairness; enacting our employment equity policy through personalised development and training to empower individuals to contribute to the company and broader society
•Recognising and capitalising on the rich diversity of our people while ensuring local communities have preferential recruitment opportunities
•Aiming to generate benefits through our employee shareholder schemes in South Africa
•Where Harmony is expanding its geographic footprint, ensuring we respect the customs, traditions and needs of the local people
•Ensuring freedom of association for all employees and recognising the value of organised labour to business improvement.

Governance
Our employment policies and practices comply with relevant labour legislation in South Africa and Papua New Guinea. They are also aligned with the guidelines of the International Labour Organization. Recruitment initiatives focus on local communities in both countries. All related procedures and policies, including remuneration and incentive schemes, are reviewed regularly.

Our performance FY21

Key metrics	South Africa	Papua New Guinea
Total workforce	45 734	2 228
Historically disadvantaged persons* (South Africa)/local (Papua New Guinea)
– Total workforce (%)	73	96
– Senior management (%)	55	14 [1]
Female employees (%)	16	14
Employee turnover (%)	8	11
Employee remuneration
Employee wages and benefits paid (Rm)	14 452	871
Ratio of minimum wage to average wage paid (%)	50	2.5
Training spend per employee (R)	12 910	16 708
*    Includes women.
1    Harmony South-east Asia executive committee, excluding joint ventures and operations.

Workforce profile

	Permanent employees			Contractors			% of employees drawn from local communities
Region	FY21	FY20	FY19	FY21	FY20	FY19	FY21	FY20	FY19
South Africa[1]	36 860	31 502	31 201	8 874	5 841	6 159	78	76	79
Papua New Guinea[2]	1 599	1 589	1 675	780	782	738	97	96	96
Harmony – total	38 459	33 091	32 876	9 654	6 623	6 897
1    Includes all South African underground and surface operations.
2    Excludes employees of the Wafi-Golpu joint venture.

Localisation of employees South Africa

%
78 – Employees drawn from local communities
22 – Other employees

Localisation of employees Papua New Guinea

%

97 – Employees drawn from local communities

3 – Other employees

South Africa
In FY21, our South African workforce increased to 45 734 (FY20: 37 343), with 81% being South African nationals – 78% from local communities and 4% from the Eastern Cape – and the remainder from neighbouring countries, primarily Lesotho and Mozambique.

Impact of pandemic on remuneration – South Africa
The pandemic has had an extraordinary impact on our society and economy, both in South Africa and Papua New Guinea. For the past 18 months we have faced the challenge of sustaining our business in a severely disrupted environment, but remained resolute about being transparent with employees, particularly on remuneration.

Since March 2020, different pay arrangements in South Africa were negotiated and agreed to by organised labour for the initial lockdown period. At all times, we endeavoured to balance the financial needs of our business with those of our employees.

Employment equity and gender diversity
We are making good progress in creating and maintaining a workforce that represents the diversity of the South African population. This make us a good corporate citizen, in the South African context, and ensures compliance with the employment equity targets of the mining charter. These targets aim to redress historical imbalances, particularly at managerial levels, experienced by certain population groups and women.

To comply with current employment equity targets, we have accelerated the representation of historically disadvantaged persons (HDPs) in managerial positions to ensure greater gender diversity in our business. In FY21, HDP representation in management increased to 65% (FY20: 64%).

Mining Charter III: employment equity performance by category at 30 June 2021

	HDPs[1]			Women
Occupation category	Target (%)	Actual FY21	Actual FY20	Target (%)	Actual FY21	Actual FY20
Board	50	67	67	20	27	28
Executive management	50	47	50	20	24	25
Senior management	58	55	55	24	27	29
Middle management	58	54	53	24	25	23
Junior management	68	66	65	26	18	18
Core and critical skills	59	71	70	N/A	N/A	N/A
Persons with disabilities	1.3	0.3	0.4	N/A	N/A	N/A
1    Historically disadvantaged persons include women and exclude white males and foreign nationals.

While we have made progress in meeting or exceeding HDP managerial targets, we have not yet achieved our gender diversity objectives. By the end of FY21, 16% of our total workforce, including contractors, were women, which is a 1% increase from FY20.

Harmony’s commitment to driving gender equality has been internationally recognised with our third inclusion in the 2021 Bloomberg Gender-Equality Index, which tracks the performance of public companies committed to supporting gender equality through policy development, representation and transparency.

The final area that still needs considerable improvement is employing people with disabilities. In FY21, employees with disabilities accounted for 0.3% of the workforce versus the 1.5% target. The nature of our operations and challenging work environments add complexity to achieving this target.

Gender-based violence campaign
The abuse of women and children is one of the most prominent scourges confronting South African society. Tragically, the many and serious impacts of the Covid-19 pandemic resulted in a “second pandemic” (Global Risk Insights) as cases of gender-based violence in the country soared. While gender-based violence is not a notable problem in Harmony, we are morally obliged to support the country’s fight to address this social evil. Building on an employee awareness campaign on gender-based violence in mid-2020, in the review period, we surveyed all employees and hosted online sessions with women-in-mining forums at all operations to gather feedback on the impact of this campaign and determine areas for improvement. The women-in-mining forums across all our operations continue to be a support system for women in the workforce, bringing issues to the attention of human resources for attention and recommendation.

In FY21, Hidden Valley Mine ran its own 16-day programme, coinciding with the United Nation’s international campaign “16 days of activism against gender-based violence”. The programme sought to shine a light on gender-based violence by sharing testimonials, group discussions and presentations, poems, song and dance.

Papua New Guinea
There was a marginal increase in the total employee complement to 2 228 (FY20: 2 371). Currently, 97% of employees at the Hidden Valley operation are local, drawn from host communities, and the balance foreign nationals. This aligns with the prime minister’s aim to increase employment among Papua New Guineans, particularly in the mining sector. Our focus remains on attracting and retaining locally recruited employees, particularly landowners and citizens.

Gender diversity
The proportion of women in the workforce remained steady at 14% in FY21. At management level, 0.1% are women. Promoting the employment of women was a particular focus at Hidden Valley in the past year, with a concerted drive to employ, train and develop women as haul-truck operators. By year end, 25% were women, and 46% of the operators of smaller haul trucks were women. To accommodate more female employees, we have provided additional, gender-specific accommodation and continue to run awareness campaigns to promote gender equality and combat gender-based violence.

Our target is to ultimately employ equal numbers of men and women. We are encouraged by our progress in increasing the number of female truck operators, despite an entrenched patriarchy in the Papua New Guinean culture. While this has posed a challenge, there are signs of incremental change and a growing acceptance of female colleagues at Hidden Valley.

Skills development and learning
We believe skills development, training and talent management are not just about providing opportunities to employees to achieve their full potential. Individual development is a social and business imperative to address dire skills shortages and the legacies of absent or skewed educational and training opportunities.

All employee training and skills development programmes are aligned with our strategic and operational needs. They are designed to enable our employees to acquire the necessary skills, resources and motivation to ensure optimum performance and productivity.

South Africa
In South Africa, Harmony is required by Mining Charter III to spend 5% of its annual payroll on the essential skills development of employee and communities. While we missed this target in FY20 due to lockdowns and other restrictions, all postponed training programmes were completed in FY21.

In FY21, 94% (FY20: 95%) of our South African workforce attended training and skills development, totalling R468 million or US$30 million (FY20: R458 million or US$29 million). This included South Africa-based research and development initiatives in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation. A further 83 (FY20: 81) individuals employed in critical positions attended training.

Mponeng was successfully integrated into Harmony’s human resources development processes in February 2021, and all five new e-learning venues are fully functional. We will now include these sites in the Harmony ISO certification scope as a requirement for regulatory accreditation as a training provider.

Addressing employee over-indebtedness
Financial over-indebtedness remains a burden for many employees at our South African operations, with potential impacts on mental health and impact productivity. Since 2013, we have provided a financial literacy programme for employees, focusing mainly on semi-skilled and skilled categories, to enable them to better manage their personal finances.

In FY21, 1 014 employees completed this programme. This brings the total to 25 003 employees, or 68% of the workforce, who have attended financial counselling since inception of the programme (FY20: 23 989). Harmony spent around R3.5 million on this programme in FY21.

The process to verify all new emolument attachment orders (garnishee orders) before processing them through payroll has also benefited employees. In FY21, 225 emolument attachment orders were assessed and 225 employees’ accounts restructured, resulting in monthly instalment reductions of R211 728. It also helped to facilitate R405 926 worth of prescribed debt write-off by creditors and, removed negative listings from credit bureaus totalling R102 220. This improved the employees’ credit ratings and allowed them to qualify for mortgages and vehicle financing. The total number of employees with garnishee orders had declined to 1 386 by the end of FY21.

Papua New Guinea
Decades of underinvestment in technical training facilities in Papua New Guinea have resulted in a dearth of adequate technical skills, particularly for the mining sector. As a result, our workforce training initiatives focus on giving local recruits the skills required for our Hidden Valley operation, as well as career training to advance the skill sets of all our employees.

In FY21, 14 596 employees attended online training and skills development, totalling R19.85 million (US$1.3 million).

Our training initiatives encompass:
•Career-path development
•Production
•Safety compliance
•National Training Accreditation Council compliance
•Professional development
•Computer software
•Supervisor development.

Our communities – training and development
Investing in community skills is a key aspect of our socio-economic development approach and goal to leave a positive and lasting legacy in our communities. We focus on identifying community members who could benefit from bursaries, work experience, internships and learnerships, prioritising students living in our host communities. Our programmes for skills development, education and training are offered to local unemployed youth to prepare and equip them for the world of work and other economic opportunities.

In 2018, we finalised a memorandum of understanding with Matjhabeng municipality and the Unemployment Youth Forum in Welkom, Free State, to train young people in core mining skills. The first intake of 60 youths from local communities were all absorbed into our Free State operations for permanent mining positions. In FY19, 147 youths were trained, with 97% taking up permanent mining positions at our Free State operations. In FY20, 60 learners were enrolled and have completed their training. The programme was then expanded to other regions (North West and Gauteng) with the support of the MQA in terms of grant allocations. In 2021, 239 unemployed community youth were enrolled for mining skills training, with 95 already absorbed into permanent mining positions.

Freedom of association, labour disputes and strikes
Recognising the value organised labour brings to improving our business, our employees and contractors have the right to freedom of association, and we strive for honest, two-way discussion. We have a policy framework formalising labour union organisational recognition rights at each operation. This only applies to our South African operations as there is no union representation in Papua New Guinea.
South Africa: union representation as at June 30
At our South African operations, a multi-union environment promotes coexistence, inclusion and collaboration. Harmony recognises five labour unions, with FY21 representation split as: NUM52.1% (FY20: 58%), AMCU28.2% (FY20: 23%), UASA5.2% (FY20: 5%), Solidarity2.5% (FY20: 3%) and NUMSA6.2% (FY20: 5%). Some 5.8% (FY20: 6%) of employees did not belong to a union.

We engage with organised labour to maintain peace and stability in our operations at all times. To mitigate the risk of labour disputes, we engage frequently with unions at mine and management level, in addition to direct engagement with employees. We proactively address employee and union queries through established structures and processes. In addition to quarterly regional meetings with unions, we also encourage proactive and robust engagement on particular issues. We have daily contact with full-time stewards through our general managers and human resources leaders, who interact at union branch level and with shaft committees. Our regional managers meet regularly with regional union structures.

In July 2021, we began wage negotiations for the next three-year cycle (to June 2024). For the first time, Harmony negotiated directly with unions, or outside the traditional collective bargaining forum for our industry. On 16 September, the three-year wage agreement was signed by all representative unions, backdated to 1 July 2021 and effective to 30 June 2024. In addition to basic wage increases, the agreement included a housing allowance for eligible employees and improved employee benefits. We believe the constructive manner in which engagements were undertaken, and the leadership displayed by all parties, underscores that this agreement is in the best interests of our people and the long-term sustainability of Harmony.

A notable feature of FY21 was that it was a year with no strikes. There were 121 disputes referred in FY21, with 47 found in favour of Harmony.

2021 wage negotiations

Harmony concluded a three-year wage agreement in respect of wages and conditions of service for the period 1 July 2021 to 30 June 2024. The wage agreement was agreed with the following labour unions: The Association of Mineworkers and Construction Union (AMCU), the Coalition (comprising The National Union of Mineworkers (NUM), United Association of South Africa (UASA) and Solidarity) and The National Union of Metalworkers of South Africa (NUMSA).

The agreement allows for the following wage increases:
a.Category 4 to 8 employees will receive a wage increase of R1,000 for each year of the wage agreement. This translates to an average increase of 8.4% for employees across these categories.
b.Miners, Artisans and Officials will receive a wage increase of 6% of their basic wage for each year of the agreement.
c.The total average wage increase negotiated is 7.8% in year 1, 7.4% in year 2 and 7.0% in year 3.
d.98% of Harmony employees are part of the bargaining unit covered by this wage agreement.

In addition to the basic wage increases mentioned above, the parties have agreed to the following benefits:

a.As part of Harmony’s drive to promote home ownership, a housing allowance will be introduced for the benefit of employees who choose to purchase a residence or who have already entered into bond agreements. The housing allowance will be R2,750 in year 1 and increase incrementally each year up to a maximum value of R3,240 in year 3.
b.Employees not eligible for the housing allowance will receive a living-out allowance of R2,500 in year 1, which will increase by R100 in year 2 and in year 3 respectively. All employees will be eligible for either a housing allowance or a living-out allowance, but not both.
c.A number of non-wage related and process issues have been agreed to, including: maternity and paternal leave; medical incapacity and medical aid benefits.

Papua New Guinea
We engage continuously with all stakeholders, including employees, contractors and government (national, provincial and local) as well as landowners and regulators.

There are no active unions at Hidden Valley and oversight of industrial relations currently vests with an employee representative committee. Wage increases are agreed after consulting workers through a joint forum of management and the employee representative committee.

Employee benefits in South Africa
We have a range of benefits available to our workforce in South Africa. For details, see our Remuneration report.

Employee share ownership scheme
In 2019, Harmony launched the Sisonke (isiXhosa for ‘we are together’) employee share ownership scheme (ESOP). This was our third such scheme.

The current ESOP applies to some 30 700 non-managerial employees – 6.7 million ordinary shares were issued to the Sisonke ESOP Trust, with 225 participation units given to each eligible employee. The units will vest in 2022 and convert into shares, which will then be sold and paid out to each beneficiary, along with any dividends accumulated since allocation.

The challenge with these schemes is that they are based on Harmony’s share price, and projected payouts can vary significantly as that share prices fluctuates. Nonetheless, under our 2015 ESOP, participating employees received a payout of some R20 000.

Promoting home ownership
We promote home ownership through our housing and living conditions strategy. To assist employees in buying their own homes, Harmony sells company-owned properties to employees at prices below market value. In FY21,118 company properties were purchased by employees: 73 of these have been registered at the deeds office. Harmony has also identified empty stands in proclaimed municipal areas. Of these 558 empty stands, 27 have been sold to employees and with 140 pending purchase applications. In addition, the company participates in the pension-backed home-loan scheme negotiated for the industry by the Minerals Council, with 39 employees participating in the scheme in FY21 (FY20: 262).

Accommodation and living conditions
We recognise that providing adequate housing and facilitating improved living conditions is a constitutional right and one of the pillars on which human dignity rests. Mining Charter III reiterates the requirement for mining right holders to improve housing and living conditions for mineworkers and ensure accommodation is in line with the standard for the mining and minerals industry.

We have achieved the target of accommodating all our employees previously residing in hostels in single rooms. There were 8547 employees and 19 contractors residing in Harmony hostels in FY21, and 6022 employees residing in company-owned houses with their families. A total of R669 million was paid to employees residing off company premises in the form of a living-out allowance.

Human rights
Respect for human rights is entrenched in our values, because we, as a company, believe in ethical conduct at all times. Our code of conduct has been developed to commit and respond to the challenges of unethical conduct in a business environment.

In addition, we acknowledge the constitutions of the countries in which we operate as the supreme laws of those countries, and commit ourselves to abide by all applicable legislation in those territories. In Papua New Guinea, this includes the rights of indigenous peoples.

Human rights are specifically articulated in our human resource policies, charters and contracts of engagement. We have also adopted the principles of the ICMM and Voluntary Principles on Security and Human Rights.

As a member of the Minerals Council South Africa, we subscribe to its membership compact, a mandatory code of ethical business conduct with guiding principles.

The human resources function and community engagement managers closely monitor our human rights performance at operational level, reporting to the social and ethics committee of the board.

Focus areas for FY22
We will continue to focus on managing the impact of the pandemic and improving our gender diversity profile.

In South Africa:
•Focus on meeting Mining Charter III targets.

In Papua New Guinea:
We will continue to work on improving gender diversity and working conditions for female employees. Our self-determined targets for FY22 are:
•Female representation of at least 17%
•At least 70% of employees to be based in Morobe province
•More than 65% of lower management and superintendent level employees to be citizens of Papua New Guinea
•More than 44% of tier 1 and 2 employees to come from local communities.

EMPOWERING COMMUNITIES

Creating shared value for the communities impacted by our mining operations is integral to our business strategy. This builds our social and relationship capital and ensures our social licence to operate but, more importantly, it underpins our reputation as a responsible corporate citizen and a valued partner in host communities.

Our aim is to create sustainable, shared value for our communities. We focus on sustainably investing in the future of these communities beyond the life of our mines to empower them, mitigate the impacts of our activities and ensure a positive legacy.

Capitals affected

Directly	Indirectly
SOCIAL AND RELATIONSHIP CAPITAL	INTELLECTUAL CAPITAL
FINANCIAL CAPITAL	NATURAL CAPITAL

Stakeholders affected
Host communities, host businesses	Other stakeholders include non-governmental organisations and civil organisations, government and regulators

Link to strategy

Responsible stewardship

Related material issue
•Social licence to operate – contributing to self-sustaining communities and responsible closure planning.

GRI standards
Prepared in accordance with: 203-1, 203-2, 413-1, 413-2, 414-1, 414-2, 419-1 and MM5

Contributing to the SDGs:
Our focus on alleviating poverty, ensuring access to quality education and supporting initiatives that will facilitate sustainable communities aligns well with SDGs 1, 4 and 11.

•We focus on implementing broad-based agriculture and viable commercial agricultural ventures to promote food security, sustain livelihoods and contribute to alternative, sustainable economic activities once mining ceases.

•Education is a key aspect of our strategy
•At secondary-school level, we promote mathematics, science and technology
•At tertiary level and in communities, our focus is on developing entrepreneurial and portable skills, especially in information and communication technology.

•Promoting preferential local procurement as well as enterprise and supplier development uplifts communities and sustains them economically
•Infrastructure projects (roads in South Africa; water and sanitation in Papua New Guinea) enhance community resilience and functionality.

For more on our contribution to the SDGs, see Our sustainability strategy

Our approach
Particularly in emerging markets, the dynamics and the needs of communities are in constant flux. Meaningful and sustainable socio-economic development therefore requires a multifaceted approach and constant two-way communication. Informed by stakeholder engagement, we focus on implementing programmes and creating opportunities that will uplift and empower local communities to make a positive and lasting contribution in the regions where we operate.

Our socio-economic development programme commits to:
•Contributing to areas that will have the most meaningful impact on our communities: infrastructure, education and skills development, job creation and entrepreneurial development
•Enhancing broad-based local and community economic empowerment and enterprise development initiatives
•Facilitating socio-economic development in local communities through our social and labour plans (SLPs) and corporate social responsibility programmes
•Building relationships of trust with our host communities, based on transparent dialogue and delivery of mutually-agreed promises.

In addition, work is underway to quantify the impact of our initiatives, and to establish partnerships with major companies in our operating regions to optimise that impact. Key partnerships are discussed in the social section of this report, specifically local and preferential procurement as well as social and labour plans.

Governance
The social and ethics committee of the board oversees the policy and strategies on socio-economic development and corporate social responsibility, as well as public safety. Responsibility for implementing related policies vests with the management team and executive responsible for sustainable development. Discipline-specific policies are supported by guidelines and standards that inform site-specific management systems, aligned with our sustainable development framework.

Our governance approach to social investment has been formalised. A local economic development strategy, supported by an operating procedure and strategy for investing in mine community development, ensures related processes and systems are entrenched in Harmony. This ensures projects are rolled out responsibly and successfully, and aimed at sustainability.

Our performance FY21
Communities – South Africa

Rm	FY21	FY20	FY19	FY18	FY17
Mine community development	60	65	43	20	23
Corporate social investment	6.8	11	32	15	11
Procurement
Total discretionary spend	10 667	7 682	8 470	6 436	5 685
Preferential procurement[1]	7 938	5 084	6 340	5 120	4 461
spend on >50% BO	5 100	3 300	2 700	1 900	1 600
spend on 100% BO	800	600	400	300	200
Spend with small, local black-owned businesses in host communities	1 972	1 048	1 243	967	N/A
1    Black-owned and black economic empowerment compliant spend.

We define socio-economic development as all activities and initiatives – using local resources, ideas and skills – that stimulate social and economic growth and upliftment, particularly for local communities impacted by our operations. The desired outcome is to create employment, alleviate poverty and reduce inequality while attracting external investment, all of which are important in creating sustainable local economies.

In FY21, total group spend on socio-economic development, preferential/local procurement, enterprise development and corporate social investment was R8.0 billion (FY20: R10.4 billion) – R70.8 million on community projects and social investment and R7.9 billion on procurement and enterprise development (FY20: R112 million, R10.3 billion respectively).

Socio-economic development Investment – FY21

	Investing in our social licence to operate	Preferential/local procurement	Enterprise and supplier development	Corporate social investment
Group approach	Identified mine community development initiatives to stimulate socio-economic growth and development.	Strategy to promote procurement spend to stimulate economic activity in local host communities, focused on empowering women and youth.	Approved strategy to promote and develop local enterprise.	Supplements other socio-economic activities and initiatives to generate positive impacts and outcomes.
South Africa	Governed by mining charter and related social and labour plans. Focus on: •Community agricultural projects •SMME development •Infrastructure development.	Focus on black economic empowerment (BEE) and driven by mining charter.	Providing procurement opportunities to small and medium black-owned businesses.	Focused on: •Education •Socio-economic advancement •Health •Arts, culture, sports and recreation.

Spend:	R60 million	R7.9 billion*	R1.9 billion**	R10.8 million
Papua New Guinea	Activities governed by memorandum of agreement with various levels of government. Focused on: •Community infrastructure •Health programmes •Community agriculture programmes.	Aligned with terms of memorandum of agreement for localised procurement in Morobe province.	Aligned with terms of memorandum of agreement for procurement in-country.	Included in activities supporting our social licence to operate.
Spend:	R34.2 million (US$2.2 million)	R2.5 billion (US$145 million)	R1.2 billion (US$71 million)	R102 million
*    Spend with companies having BEE shareholdings of at least 25% + one vote or higher as well as BEE level 4 compliance.
** Spend with small, local black-owned businesses in host communities and is already included in preferential procurement spend.

South Africa
National legislative requirements and needs communicated to us by host communities influence, to varying degrees, the implementation of our socio-economic strategy. In South Africa, our strategy is largely dictated by requirements under the Mineral and Petroleum Resources Development Act (MPRDA): regulation 42 stipulates that a mining right can only be granted if a social and labour plan has been submitted to the Department of Mineral Resources and Energy.

Social and labour plans (SLPs) are five-year programmes of local development executed in terms of the mining charter, MPRDA and codes of good practice for the minerals industry. Harmony takes a broader view, exceeding regulatory requirements by building partnerships with its suppliers and government stakeholders aimed at meaningful social upliftment while creating and sharing value with its partners. This collaborative and transformative approach helps direct our funding commitments to SLP projects to address the stated needs of communities. We are very encouraged by the willing participation of our major suppliers in a shared commitment to social development that benefits all the country’s citizens.

Harmony is nearing the end of its third-generation (2018-2022) SLP. The total financial commitment for mine community development is R268 million, of which R60 million was spent in FY21. To date, this brings total spend to R160 million for our third-generation commitments. The diagram below summarises annual expenditure since FY16 and planned expenditure for the next two years.

South Africa – actual and planned annual investment in mine community development for social and labour plans
*    Includes Moab Khotsong from FY19.
**    Planned investment in FY22 and FY23 is expected to decline as several mines reach the end of their operating lives.

South Africa mine community development

The third-generation SLPs for all mining right areas are part of a five-year programme that began in FY18. To date, we have spent R160 million on mine community development projects, including R60 million in FY21. National lockdowns in the prior year delayed implementation of the planned FY21 projects and associated expenditure by three months. Implementation was also affected by the suspension of municipal services during the lockdown periods. The Mponeng operation’s SLP was integrated into our organisation in October 2020. After five months of alignment with our governance processes, the Mponeng programmes were implemented from March 2021.

We continued to focus primarily on the areas below, which we believe will lead to the greatest, most-sustained social upliftment in our communities:

Rationale for third-generation SLP focus areas	Expenditure in FY21
Agriculture
For our poorest communities, obtaining fresh, healthy food is not always possible, particularly from a cost perspective. To help alleviate this hardship, the second pillar of our mine community development strategy focuses on promoting agricultural initiatives – both broad-based livelihood and commercial ventures. This improves access to healthy food, promoting better health and wellbeing in our communities, while the sale of excess produce generates income. See case study below.
R12.7 million

Youth and small, medium and micro enterprise (SMME) development
Meaningful, lasting socio-economic development can only be achieved by empowering individuals and communities with the most appropriate skills and resources. Upskilling the youth and nurturing SMMEs in our communities is therefore the priority of our mine community development plan. Related initiatives range from incubation hubs, where we provide support and resources to companies (particularly those owned by young and female entrepreneurs) to providing workshops and commercial spaces where these companies can do business.
R26.9 million
Infrastructure
Infrastructure is important in uplifting communities, and related projects generate employment opportunities. Good road infrastructure is particularly vital as it allows easy movement of goods and people and promotes economic activity, while water management is becoming a critical issue in South Africa. We are making progress with a programme to improve roads connecting our host communities with larger towns in the Free State.
R20.7 million

Section 93 (1)(b)(ii) notice
SLP audits for the 2019 reporting period were conducted in the Free State operations in FY21. An order in terms section 93 (1)(b)(ii) was confirmed for Tshepong operations. Areas of concern were AET, portable skills and learnerships training, and employment equity on senior management level. Action plans were developed, submitted to the regulator and subsequently implemented on the operation.

Third-generation SLP projects: expenditure by province and focus areas for FY19 to FY21

	SMME and youth development	Infrastructure	Agriculture	Information technology
Free State R103 million	R40.64 million	R47.8 million	R6.40 million	R7.43 million
Gauteng R35 million	R18.70 million	R1 million	R14.00 million	R1.40 million
North West R30 million	R11.60 million	R2.30 million	R15.30 million	R1 million

Highlights of socio-economic development projects underway in FY21 were the road-construction and agricultural projects in the Free State, and agricultural projects in Gauteng and North West. We also have outreach programmes in our labour-sending areas, particularly in Lesotho and Eastern Cape.

Harmony has recently acquired the Mponeng operations, but implementation of the LED aspect was delayed by eight months which allowed us to align with our governance processes and systems. We intend catching up on these commitments in FY22.

Socio-economic closure planning
A key issue in planning for socio-economic development is mitigating the impact of mine closures on our communities, particularly in the Free State region, where several mines are nearing the end of their operating lives. Many of our initiatives consider establishing alternative economic activities and means of livelihood that can be sustained post-mining. This includes stimulating SMME development as well as portable skills training to empower both employees and the communities as a collective.

We also use our land rehabilitation strategy (refer environmental management and stewardship section) to facilitate alternative economic development initiatives. Given the available land under our control, we support food security and poverty alleviation through agricultural and agri-processing initiatives:
•Our partnership with Unigrain to rehabilitate mine-impacted land to high-quality agricultural standards while addressing the global grain supply shortage. Commercial contracts are being finalised and we expect to implement this project in Welkom in FY22
•Harmony has signed a memorandum of understanding to promote commercial agricultural production as a final land use in our Tsolo host community in the Eastern Cape. The project has been scoped and is in final stages of our internal governance processes. Implementation of the project will commence in the second half of FY22.

Codesigned social programmes
We believe it is crucial to build trust and maintain positive relationships with host communities as well as other stakeholders, including the South African government. Our focus has shifted to a more inclusive approach by establishing SLP update forums in each host community where community members can engage directly with a company representative. Representatives from the municipalities, traditional authorities, communities and local business forums are also members of these structures, depending on the dynamics of each location.

These forums share information with communities on progress with project implementation, test their needs and expectations, and manage their perceptions of what Harmony can deliver. This has had a largely positive impact on our community stakeholder engagements and helped to promote a better understanding of the issues and concerns of participants. Illustrating the benefit of this approach, in FY21, there were fewer disruptions and less discontent expressed by community members.

Papua New Guinea
Harmony has been a partner and commercial driver of socio-economic development in Papua New Guinea for 18 years. Reflecting our commitment to the growth and development of the country, by FY21, the Hidden Valley Mine alone had directly and indirectly contributed over PGK5 billion (R19 billion; US$1.9 billion) to the regional and national economy over the past 11 years, including PGK556 million (R2.2 billion; US$204 million) in royalties and direct paid taxes. The mine has created around 2 000 jobs, with 73% of the workforce based in Morobe province. To date, around PGK1.1 billion (R4.6 billion; US$380 million) has been paid in salaries and wages over the mine’s operating life.

Since the start of Hidden Valley operations, we have supported a range of community activities including via the mine's memorandum of agreement, the Hidden Valley Mine Trust benefit-sharing agreement, and our discretionary spend. These projects have focused on providing, repairing and upgrading vital infrastructure in our host communities and across Morobe province including: roads, bridges, water supply and sanitation systems, educational facilities, healthcare services, and law and order facilities. Throughout FY21, our programmes and engagements continued, albeit with some modifications and schedule interruptions due to the Covid-19 pandemic.

Agricultural initiatives
As we approach mine closure at Hidden Valley, our focus for socio-economic support is on projects that will support the transition of our host communities at closure. This includes, for example, agricultural initiatives established by Harmony to support sustainable alternate livelihoods. At our Wafi-Golpu Project site, where expectations of future project benefits are high, agribusiness offers high-value income opportunities for men and women, with the further benefit of sustainability beyond mine closure.

Hidden Valley
Between 2018 and 2021, we have supported a coffee programme in Nauti, Winima and Kuembu villages. This has encompassed coffee nursery construction, including connecting reticulated water supplies, donating tools for production, financial literacy training, assistance in opening bank accounts for participant farmers, constructing solar combination dryers and establishing logistics support to transport produce. Over 110 farmers have been trained in these three landowner villages via the pilot programme – some have passed organic certification standards and others have registered to participate in the Fairtrade programme. Coffee sales have been underway since the first commercial success of the programme in August 2019.

Given that the programme has proven to be a viable, income-producing opportunity for our communities, in FY22 we plan to roll out four new agricultural pilot programmes (poultry, tilapia, potatoes and beekeeping).

Wafi-Golpu
The cocoa programme continued to expand in FY21, with the Wafi-Golpu joint venture now working with over 2 000 cocoa-growing families across the project footprint. This increase reflects the extension of the memorandum of agreement with the Cocoa Board of Papua New Guinea for another 12 months, and its expansion to other provincial growing areas, including Labuta, Salamaua, Buang and Morobe rural local-level governments (located in Morobe province) in future.

The joint venture supported AgBook business and financial literacy training for 50 cocoa farmers from Babuaf and Lower Watut cooperatives in business management.

Nine of the 56 cocoa driers and fermentries in the project impact area were identified by PNG Cocoa Board officers as requiring rehabilitation to become fully functional again. The joint venture purchased the required hardware materials to undertake this rehabilitation; the Cocoa Board Papua New Guinea team will provide the skilled labour to fabricate and reconstruct the facilities free of charge, and the relevant drier/fermentry owner will provide free unskilled labour. We expect this programme will be completed in FY22 to increase the value of cocoa produced in the area.

Assistance was provided to the Babuaf Cocoa Farmers’ Cooperative to support their nursery at Wames, specifically nursery consumables and storage, so that they could continue to supply planting material to other farmers throughout the project impact area.

From data gathered by the Papua New Guinea Cocoa Board, cocoa exporters and farmers’ cooperatives in the project impact area, we estimate that over PGK4.5 million was generated in FY21 in both wet-bean and dry-bean cocoa sales. A project to value the cocoa industry more definitively in the project impact area is underway.

The joint venture continued to promote agribusiness and more specifically, cocoa farming, in FY21, through its stakeholder engagement forums and via numerous posts on Facebook and LinkedIn channels.

Infrastructure initiatives
Harmony is frequently presented with opportunities to add value to infrastructure in Morobe province. In FY21, we had to consider Papua New Guinea’s constantly evolving Covid-19 conditions, and the safety of employees and communities, when proceeding with works. Our support in maintaining critical sections of the Lae-Bulolo highway continued throughout the period, and we facilitated the upgrade and outfitting of the Bulolo magistrate’s house, enabling Bulolo to have a resident magistrate. At our Wafi-Golpu joint venture, to support access to health services for Hekeng, Nambonga and Venembele villages, we modified the Wafi camp community affairs building to convert it to a community health-worker residence. A total of PGK1 million (US$0.3million) was spent on infrastructure initiatives in Papua New Guinea in FY21.

Law-enforcement initiative
In January 2020, Harmony signed a memorandum of understanding with the Royal Papua New Guinean Constabulary to regulate the relationship between the entities and address issues of law and order in the Wau/Bulolo area of Morobe province. This agreement underscores the importance of maintaining good order for a harmonious relationship between the mine and host communities.

CORPORATE SOCIAL INVESTMENT

Our corporate social investments (CSI) focus on going beyond compliance. This is an additional commitment we make to uplift and improve the livelihoods of our host communities as well as labour-sending areas. The following strategic pillars guide our focus areas for social investments in our South Africa and Papua New Guinea operations.
•Education and training
•Health
•Sports recreation, arts and culture
•Social entrepreneurship and farmer development
•Social infrastructure.

In identifying programmes and projects for a financial year, we conduct due-diligence on potential projects in consultation with communities and engagement with local government.

In South Africa, for FY21 we invested R10.8 million (US$0.76 million) in CSI projects impacting at least 10 000 individuals and families. These include social and welfare donations through the Harmony Community Trust.

Harmony also supports specific strategic initiatives through non-profit organisations totalling R4 million annually:
•Enactus South Africa, which promotes development of entrepreneurial skills at tertiary level. This initiative is a constructive way to assist in combating unemployment, poverty and inequality
•Harmony has been the main sponsor of the national Science Olympiad programme of South African Agency for Science and Technology Advancement (SAASTA) for the last 12 years. The programme assists learners to advance in science, technology and mathematics. To date 455 000 learners benefited.

In Papua New Guinea, US$6.7 million was distributed to communities, summarised in the table below.

The table below provide a synopsis of FY21 royalties and compensation paid to communities in Papua New Guinea.

Royalty distribution FY21 – Papua New Guinea

Group	%	Amount (US$ million)
Morobe provincial government	18	1.20
Bulolo district treasury	18	1.20
Mumeng LLG	3	0.20
Waria LLG	2	0.13
Buang LLG	1	0.07
Wau/Rural LLG	5	0.33
Watut LLG	5	0.33
Wau/Bulolo Urban LLG	4	0.27
Highway communities	0.5	0.03
River communities	0.5	0.03
Subsidiary landowner communities	1.5	0.10
Settler communities	2	0.13
Wafi Landowner Association	0.5	0.03
Nakuwi Landowner Association	2	0.13
Future Generations Trust	2	0.13
Hidden Valley landowners – Winima recipients	8.75	0.58
Hidden Valley landowners – Kwembu recipients	8.75	0.58
Hidden Valley landowners – Nauti recipients	17.5	1.16
Total	100	6.64

In addition, US$0.13 million was paid to communities for environmental management.

Focus areas for FY22
Socio-economic development
We will continue to focus on our infrastructure development, enterprise development, agricultural and educational programmes.

Procurement and enterprise development
Work will continue on the entrepreneur incubation programme to support and nurture fledgling enterprises to become suppliers of mining and manufacturing commodities and services. We will also focus on expanding their market access, in Harmony and beyond, through additional value-chain channels.

Mine community development
The South African socio-economic landscape as it was at the start of FY20 has altered irrevocably, as have the challenges we face. It is in this context, that going into FY22, the corporate social investment team will re-evaluate its priorities. Our ultimate objective will be to ease the scars that will be left by this pandemic.

ENTERPRISE DEVELOPMENT AND PREFERENTIAL PROCUREMENT

Procurement and enterprise development are key to developing our social capital performance. Strategic procurement facilitates creation of sustainable businesses and entrepreneurial development, while reducing inequalities and supporting job creation as well as the sustainable socio-economic development of communities and regions in which we operate. Ultimately, positive social capital reinforces a healthy ecosystem in which our business and stakeholders can thrive and build resilience during and beyond our life-of-mine.

South Africa

Preferential procurement strategy

Preferential procurement strategy is underpinned by an operational model and enablers to ensure preferential procurement is embedded in the SCM processes

- Shift spend local BO QSE/EME
- Prioritise shift to current Harmony suppliers BO suppliers

- Low risk
- High impact on localisation
- Increased sustainability

- Find BO QSE/EME already in business
- Combine QSE/EME to increase BO
- Capacity and capability
- Create new supplier

- Low to medium risk
- Medium to high impact
- High inclusive growth

Brownfields
5 year contract
Red Flag
1-2 year contract
Greenfield
3-5 year contract
Blue Ocean
2-3 year contract

- Increase BO ownership of non-black generic entities
- Less Trusts and more technical BO ownership

- High risk
- Benefits few
- Should be voluntary
- Status quo remains

- Partnership with Generic large entities
- Skills transfer
- Value chain integration
- Sub-contracting

- Medium to high risk
- Force long-term commitments
- Target technical skills
- Less financial impact to Harmony
- Contract dependent

Strategy

Source: Harmony; Bayajula Services Analysis.
Notes: ESD = Enterprise and Supplier Development; QSE = Qualifying Small Enterprise; EME = Exempt Micro Enterprise.

Our preferential procurement and enterprise and supplier development strategy prioritises spend in local and host communities. Our preferential procurement strategy focuses on these areas:
•Supporting existing non-compliant suppliers to meet the minimum black ownership targets as required in Mining Charter III, or to shift procurement spend to compliant suppliers
•Enhancing Harmony’s current supply-chain model and ensuring preferential procurement is embedded in the sourcing process
•We promote partnerships and JVs to encourage skills transfer and development of local partners
•We work with generic and original equipment manufacturers to invest in local enterprises, and especially local manufacturing units
•Through incubation, create a pipeline of small and medium enterprises to take up procurement opportunities in core mining and engineering services, with emphasis on women and youth suppliers.

Harmony supports the South African government’s imperative of facilitating sustainable socio-economic development and wider participation in the economy, particularly through mechanisms such as procurement and enterprise and supplier development. The broader mining industry, however, faces challenges in fully complying with Mining Charter III targets: firstly the dependency on multinationals and original equipment manufacturers (OEMs) and secondly, the limited availability of companies that are registered and approved producing locally manufactured goods of the required standard.

Anticipating these challenges, our revised preferential procurement strategy aims for full compliance in all areas of procurement.

The strategy was approved by the board in 2019 and is being implemented using a differentiated approach depending on the supplier:
•Assisting suppliers to increase their black shareholding to 51%
•Facilitating sub-contracting to small and medium enterprises (SMEs)
•Promoting SMEs, with preference to host communities.

The strategy is based on an annual procurement plan to identify development and procurement opportunities for SME participation; our extensive SME databases to identify and match these companies to supplier value chains and sub-contracting opportunities.

Oversight vests with new tender committees at appropriate levels to promotion transformation in line with board-approved policy and procedures. To ensure that transformation benefits accrue to host communities and previously disadvantaged groups, supplier audits are being conducted.

The enterprise and supplier development framework illustrated below was approved by the board and supports the preferential procurement strategy.

As illustrated, our development framework focuses on two areas:
•Enterprise development: potential suppliers mainly drawn from local communities where we operate:
Incubation centres in key areas, with satellite centres supporting other host communities
◦63 enterprises being incubated
◦Over 100 enterprises being assisted with business development
◦Over 30 enterprises being supported through funding and other business support initiatives
•Supplier development: procurement opportunities for enterprises graduating from incubation and other qualifying small and medium enterprises:
◦Direct procurement opportunities and contracting
◦Partnering with OEMs as sub-contractor or strategic partner across the value chain
◦Creating partnerships with funding institutions to support preferential procurement, buying of shares in non-compliant companies, and creating black industrialist.

While Covid-19 restrictions and challenges last year disrupted delivery against this strategy, we made good progress in the review period. This includes moving our procurement spend from non-compliant suppliers. Where such a move is not feasible, we are partnering with, and educating, our suppliers on the new requirements so that they can align their transformation strategies and achieve higher levels of compliance.

This is being implemented in phases. The first phase, initiated in the third quarter of FY20, targeted 68 suppliers responsible for 73 initiatives to drive increased ownership, or shift spend to compliant companies, or establish partnerships between empowered companies and large suppliers without adequate equity empowerment to allow meaningful transfer of scarce skills. Of the 68 suppliers selected for phase 1 with a total baseline spend of R1.7 billion, 54 are now compliant.

Phase 2 targeted 85 suppliers with a total discretionary spend of R1.96 billion.

The focus is on ensuring new entrants to our supply chain, particularly black women and youth-owned enterprises, shift spend, increase geographical reach and supporting longer-term contracts.

There has been a 55% improvement in compliance since implementing this strategy and framework.

Harmony Incubator programme
The entrepreneur incubation programme, launched in FY20, aims to assist 100% black, women and youth-owned enterprises to transition to suppliers of key mining and manufacturing commodities and services. Enterprises operating in specific areas were encouraged to apply:
•Mining and related value chain
•Fuel and chemicals
•Metal commodities
•Engineering products and services
•Manufacturers of mining-related products.

Host communities
Our preferential procurement strategy has dual thrusts: accelerating the transformation of our business while facilitating meaningful transformation in our communities and the broader economy. We willingly accept our moral and ethical obligation to build capacity and capability to strengthen livelihoods in our host communities. This secures our social licence to operate and develops our social capital – host communities that thrive because of our presence and assistance is our ultimate victory.

In recent years, we have focused on creating opportunities in the supply chain for our host communities to participate. In FY21, this translated into contracts for small and medium black-owned host community vendors with a combined value of R1.97 billion.

Supplier days
In FY21, we continued to introduce our preferential procurement strategy and enterprise and supplier development framework to local businesses. This was also a platform to discuss partnerships, contracting opportunities and, most importantly, how women and youth-owned companies could participate. This was done through supplier day webinars, held with business forums in our host communities. Supplier days expose SMEs to procurement opportunities and tendering processes. Through this initiative, R170 million was spent with new enterprises that are black-owned and controlled (>51%) while R38 million was spent with 41 new SMEs that are 100% black-owned.

Papua New Guinea
The local content and procurement policy has remained stable for several years. Local-content requirements – to the extent that they formally exist in the country – are embedded in the benefit-sharing arrangements negotiated and agreed per project between firms, government authorities (local, regional and national) and local communities.

Our arrangement is to contract local companies in procuring goods wherever possible. We target major contracts that will have the most beneficial impact on local communities and landowner groups in the region of our operation. This approach also supports our social licence to operate.

Procurement expenditure by our Papua New Guinea assets in FY21 totalled R3.9 billion or US$253 million (FY20: R3.9 billion or US$231 million), of which R2.32 billion or US$150 million (FY20: R2.47 billion or US$145 million) was spent in Papua New Guinea. Of this, R493 million or US$32 million (FY20: R697 million or US$41 million) was spent in Morobe province). Harmony extended contracts to local landowner companies for a range of goods and services including earthmoving equipment hire, catering and accommodation, security services, bus transport and labour hire.

Procurement – Papua New Guinea

Rm	FY21	FY20	FY19	FY18	FY17
Total procurement spend	3 890	3 900	3 590	2 980	2 700
Expenditure in country	2 316	2 470	2 200	1 600	1 000
Expenditure in Morobe province	489	697	1 100	1 100	725

GOVERNANCE

CORPORATE GOVERNANCE

Board committees:
Audit and risk	Social and ethics	Remuneration	Nomination	Investment	Technical

Strategy:
The board sets and guides the group’s strategic direction.

Responsible stewardship	Cash certainty
Operational excellence	Effective capital allocation

Capitals:
The board, supported by its committees, determines the optimal allocation and use of our capital inputs to achieve Harmony’s strategy.

Directly	Indirectly
HUMAN CAPITAL	INTELLECTUAL CAPITAL
FINANCIAL CAPITAL	NATURAL CAPITAL
MANUFACTURED CAPITAL	SOCIAL AND RELATIONSHIP CAPITAL

Stakeholders:
The board has ultimate responsibility for stakeholder engagement, and thus for all stakeholders

GRI standards:
Prepared in accordance with: 102-16, 102-17, 102-18, 102-22, 102-23, 102-24, 102-25, 102-26,102-27, 102-28, 102-30, 205-2, 205-3, 206-1, 405-1 and 415-1

Responsible, ethical governance
The board subscribes to the principles of good corporate governance. Accordingly, it supports the definition of corporate governance as being the exercise of ethical and effective leadership to achieve specific governance outcomes, summarised below:

Ethical culture and responsible corporate citizenship	Good performance and value creation	Effective control	Legitimacy
•Ethical leadership •Organisational ethics •Responsible corporate citizenship.	•Strategy and capital allocation •Reporting •Political donations •Executive key performance indicators (KPIs) linked to ESG performance.
•Governing structures and processes
•Role of the board
•Board committees
•Appointment and delegation to management.

Functional areas
•Risk governance
•Technology and information governance
•Compliance governance
•Remuneration governance
•Assurance and internal audit.
•Inclusive stakeholder engagement model and related disclosures.
Underpinned by the principles of King IV

CORPORATE GOVERNANCE – an overview

The Harmony board’s philosophy is to adhere to sound corporate governance principles to enable strong, experienced management teams and promote a culture of shared value for all stakeholders.

As the global impact of the pandemic unfolds, the strong foundation of corporate governance principles continues to steer Harmony’s board and management. The safety and wellbeing of our employees and communities remains the driving force in our approach to managing the pandemic.

Strategic risk management
The board has oversight of the group’s risk governance process and progress in delivering on its strategy to produce safe, profitable ounces and increase margins. This includes a risk-based and proactive safety culture journey, now in its fifth year, and value-accretive acquisitions including the Hidden Valley reinvestment, Moab Khotsong operations and, most recently, Mponeng and Mine Waste Solutions.

For more, refer to Our risks and opportunities.

Sustainable development
Harmony’s sustainable development framework and associated policies consider the SDGs and the group’s role in advancing our communities through preferential procurement, responsible environmental stewardship, employment equity and women-in-mining strategies, among others.

Refer to Our sustainability strategy, Material issues, Stakeholder engagement, and the Social and ethics committee chairperson’s report.

Adding value
The role of the board is key in supporting Harmony’s ability to create sustainable value. The interconnected pillars that drive value creation by the board are strategy, stakeholders, sustainability and ethical and responsible corporate citizenship. All four pillars correspond with the principles of King IV. By exercising ethical and effective leadership, oversight of solid risk and performance management practices as well as commitment to good corporate governance, the board drives the efficient use of resources and ensures sustainability. In addition, the diversity of the board supports a stakeholder-inclusive approach to addressing multi-stakeholder interests.

Transformation and diversity of the board

Since 2019, the board, through the nomination committee, embarked on a board representation transitional plan to not only strengthen Harmony’s commitment to the four key pillars of King IV for good corporate governance but to further demonstrate its commitment to transformation and diversity in terms of gender, age, expertise, culture and race.

The transformation and diversity of the composition of the board is paramount. As such, the board representation transitional plan includes an annual evaluation of key gaps on the board and plans to close and mitigate against those gaps are implemented. The review of the boards succession plans is an ongoing exercise to ensure that the board is consistently creating value for stakeholders through continuity, sustainability and transparency.

The board at a glance
Our duty to be a responsible corporate citizen is supported by our board of directors and their commitment to ethical leadership.

	Composition and tenure		Independence
Overarching principle	•Responsible corporate citizenship and commitment to ethical leadership.
Board independence, diversity and experience (as at 30 June 2021)	Members	15	60%	Nine members of the board are independent non-executive directors
	Chairman and lead independent director	✓
	Average age (years)	61
	Tenure (number of directors)
	Transformation		Representation
	67%	Ten members are historically disadvantaged persons	27%	Four members are women

	Core skills and experience
	Number of directors with skills in the following areas

Governance and compliance policies	•Terms of reference for the board •Terms of reference for board committees •Board delegation of authority •Code of conduct •Behavioural code •Corporate governance and compliance policy and framework.		•Internal audit charter •Disclosure required by section 303A.11 of the NYSE listed company manual •Public Access to Information Act manual (PAIA) •Whistleblower policy.
Foundation of corporate governance compliance
•Companies Act, JSE Listings Requirements (primary), New York Stock Exchange requirements, memorandum of incorporation, King IV
•Voluntary compliance with the principles of the United Nations Global Compact, International Council on Mining and Metals, GRI Standards and the international cyanide management code for the manufacture, transport and use of cyanide in the production of gold (cyanide code).

Compliance policy and framework
Harmony subscribes to the iCraft framework of ethical leadership as recommended by King IV.

With its long-standing commitment to good corporate governance, the Harmony board is satisfied that appropriate practices are in place to promote the company’s reputation as an ethical, reputable and legitimate organisation and a responsible corporate citizen.

Acknowledging the significance of corporate governance and compliance, the board, through the audit and risk committee, has a formal corporate governance and compliance policy and framework that sets out the principles of good corporate governance for the board as well as employees at all operational levels.

In terms of the JSE Listings Requirements, Harmony is required to disclose its application of the principles of King IV. The board, to the best of its knowledge, believes Harmony has satisfactorily applied the principles of King IV. Harmony’s application of the King IV principles is discussed in the King IV compliance report in our ESG Report 2021

Ethical culture and responsible corporate citizenship
Ethical leadership
The board leads by example. Each director is therefore expected to continually exhibit the characteristics of integrity, competence, responsibility, accountability, fairness and transparency in their conduct. Collectively, the board’s conduct, activities and decisions are characterised by these attributes, which also form part of the regular assessment of the board and individual directors’ performance. The board recognises that ethics is one of the pillars of sustainable business practice.

The board charter elaborates on the standard of conduct expected from members. In addition, the board policy on declaration of interests limits the potential for a conflict of interest and ensures that, in cases where conflict cannot be avoided, it is properly disclosed and proactively managed within the boundaries of the law and principles of good governance.

Organisational ethics
The board sets the group’s approach to ethics. Oversight and monitoring of organisational ethics is the mandated responsibility of the social and ethics committee on behalf of the board. Details of arrangements for governing and managing ethics, key focus areas in the reporting period, measures taken to monitor organisational ethics and planned areas of future focus appear in the Social and ethics committee: chairperson’s report.

In FY19, the Ethics Institute of South Africa conducted an ethics opportunity and risk assessment at Harmony, reporting its findings to the social and ethics committee. The outcome of the assessment informs our ethics management strategy and determines the scope and contents of related initiatives in future. Key action items identified included:
•Increase awareness of corruption and adopt zero tolerance
•Actions taken against transgressors
•Promote and emphasise the fair treatment of employees despite their status, age, gender or rank
•Communicate a clear process flow chart indicating how whistleblower concerns are addressed in the organisation, and ensure anonymity when using the whistleblowing line
•Implement additional training opportunities in the organisation on ethical topics
•Develop a process to monitor all disciplinary actions to ensure consistency and fair treatment of employees.

In FY21, the Ethics Institute of South Africa reviewed its findings from FY19 and provided further training and workshops to the social and ethics committee and key ethics champions in Harmony to further strengthen the governance of ethics and ethical leadership towards ethical cultures throughout the organisation.

Ethics department and ethics management committee
To embed an ethical culture, Harmony has an ethics department that includes a permanent certified ethics officer who ensures the ethics management plan and programme are executed sufficiently and communicated throughout the organisation. Our ethics management committee monitors our ethical culture and integrity, assisted by the ethics officer and the white-collar crime committee. The following noteworthy processes were introduced and developed further in the review period:
•Enhanced declaration-of-interest management and reporting
•Enhanced gift-logging management and reporting
•Enhanced reporting format to the social and ethics committee
•Integrated electronic ethics management system
•Centralisation of all ethics management activities in the group.

The ethics management committee also assesses declarations of interest in terms of the code of conduct and provides feedback to the executive committee, which then reports to the board’s social and ethics committee. As a result, ethics are discussed and examined at every level of management in the company. The Ethics Institute of South Africa is currently assisting management and the social and ethics committee to embed the governance of organisational ethics.

Responsible corporate citizenship
The mining industry introduces a unique duty and opportunity to the group to be a responsible corporate citizen. Although the board sets the tone and direction for the way in which corporate citizenship should be approached and managed, ongoing oversight and monitoring of the group’s performance against targets is part of the mandate of the social and ethics committee. Additionally, the social and ethics committee, remuneration committee and audit and risk committee are tasked with specific aspects of ESG oversight roles on behalf of the board to align Harmony’s strategy with key ESG considerations.

Extensive detail on the consequences of the group’s activities and outputs, which affect its status as a responsible corporate citizen, with relevant measures and targets are provided elsewhere in this report.

Good performance and value creation
Strategy
The board is responsible for approving the group’s short, medium and long-term strategy as developed by management. In doing so, it focuses on critical aspects of the strategy including the legitimate and reasonable needs, interests and expectations of material stakeholders as well as the impact of the group’s activities and output on the various capitals employed in the business process. Risks and opportunities connected to the triple context (economy, society and the environment) in which the group operates are integral to the board’s strategic reviews of the business.

Policies and operational plans supporting the approved strategy are submitted regularly by management for review and formal board approval. The board attends an annual strategy session to confirm and review the company’s strategy. In FY21, the board held additional meetings to formally consider and approve Harmony’s growth strategy.

Strategy is part of the ongoing conversation in the boardroom. Regular oversight of the implementation of Harmony’s strategies and operational plans takes place against agreed performance measures and targets.

Given that the company’s reputation as a responsible corporate citizen is an invaluable attribute and asset, the consequences of activities and outputs, in terms of the capitals employed, are continuously assessed by the board through its committees. This will ensure we are able to respond responsibly and limit any negative consequences of our activities, to the extent reasonably possible. In addition, the board continuously monitors the reliance of the group on these capital inputs – our natural capital (including mineral resources and reserves), employees, financial capital, communities and society at large, our mining infrastructure and our intellectual and technological know-how – as well as the solvency, liquidity and going-concern status of Harmony.

Reporting
In protecting and enhancing the legitimacy and reputation of the group, the board ensures comprehensive reporting takes place on different platforms. The FY21 suite of reports appears on the inside front cover.

The board’s intention is to meet and exceed legal requirements, as well as the legitimate and reasonable information needs of material stakeholders. The board is satisfied with management’s basis for determining the materiality of information to be included in our external reports. The audit and risk committee, assisted by the social and ethics committee, is tasked with reviewing all external reports to verify the integrity of information.

Political donations
Harmony supports the democratic processes in South Africa and Papua New Guinea, and contributes to their political parties. A policy relating to political donations has been adopted by the company. Harmony had donated R10 million towards the 2021 local authority elections of South Africa. The funds were divided proportionally to the support that the political parties had received during the previous national election.

Effective control – governing structures and processes
Role of the board
The board exercises its leadership role by:
•Steering the group and setting its strategic direction
•Approving policy and planning that gives effect to the direction provided
•Overseeing and monitoring implementation and execution by management
•Ensuring accountability for the group’s performance by means of reporting and disclosures.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter. This is reviewed regularly to ensure it remains relevant.

There is a protocol in place should any of the board members or committees need to obtain independent, external professional advice at the cost of the company on matters within the scope of their duties. Non-executive directors are also aware of the protocol for requisitioning documentation from, and setting meetings with, management. Board members have direct and unfettered access to the chief audit executive, group company secretary and members of executive management.

Based on its annual work plan, the board is satisfied that it fulfilled its responsibilities in the review period in line with its charter.

See Board and committee attendance.

Board committees
The board has delegated particular roles and responsibilities to standing committees, based on legal requirements, what is appropriate for the group and to achieve the objectives of delegation. The board recognises that duties and responsibilities can be delegated, but accountability cannot be abdicated. The board therefore remains ultimately accountable.

The following committees have been established:
•Audit and risk
•Social and ethics
•Remuneration
•Nomination
•Investment
•Technical.

Each committee has formal terms of reference, reviewed annually (and when necessary) to ensure the content remains appropriate. The terms of reference address, as a minimum, the recommended items in King IV. See Board committees.

Effective control – functional areas
Risk governance
The board appreciates that risk is integral to the way it makes decisions and executes its duties. Risk governance encompasses both risks and opportunities as well as a consideration of the potential positive and negative effects of any risks on achieving Harmony’s objectives. The group’s risk appetite and tolerance levels, which support its strategic objectives, are considered annually. The board is supported in this area by the audit and risk committee.

Responsibility for implementing and executing effective risk management is delegated by the board to management. The board acknowledges the need to integrate and embed risk management in the business activities and culture of the group. The audit and risk committee is tasked with ensuring independent assurance on the effectiveness of risk management in the group, when deemed necessary and appropriate. See Our risks and opportunities

Technology and information governance
The board, assisted by the audit and risk committee, is responsible for governing technology and information to support the group in setting and achieving its strategic objectives.

A technology and information steering committee has a well-defined charter and is responsible for oversight of technology and information direction, investment and alignment with business strategy and priorities. It is chaired by the financial director and members include the head of information services and group executive committee.

Management adopted the Control Objectives for Information and Related Technologies (COBIT). COBIT provides recommended best practices for governance and control processes of information systems and technology to align IT with business. This high-level framework has been aligned with more detailed IT standards and good practices.

In addition, internal audit provides assurance to management and the audit and risk committee on the effectiveness of the governance of technology and information.

In FY21, Harmony completed the first phase of a centralised human resource management system to improve human capital management efficiencies and continued upgrading the enterprise resource planning (ERP) system. Ernst & Young (EY) provides assurance on both processes.

Compliance governance
Being an ethical and responsible corporate citizen requires zero tolerance for any incidents of legislative non-compliance. In addition, compliance with adopted non-binding rules, codes and standards is essential in achieving strategic business objectives.

The foundation of our corporate governance complies with:
•The Companies Act
•Requirements of the JSE, where we have our primary listing
•Requirements of the New York Stock Exchange, where we have our secondary listing
•King IV and related principles and codes of good corporate governance.

Harmony also complies voluntarily with the principles of:
•United Nations Global Compact
•International Council on Mining and Metals
•GRI
•Cyanide code.

Code of conduct
Our behavioural code and code of conduct commits Harmony, our employees and our contractors to the highest moral standards, free from conflicts of interest. The board reviews the code at least every second year, while its application in Harmony is continually monitored by management. The code of conduct was reviewed and updated in FY21. Our ethics programme is also subject to independent assurance as part of the internal audit coverage plan. The code of conduct addresses critical issues including respect for human rights, anti-corruption, gifts and entertainment and declarations of interests. It encourages employees and other stakeholders to report any suspected irregularities. This can be done anonymously through a 24-hour hotline (managed independently) and other channels. All incidents reported are investigated and monitored by the white-collar crime committee, which comprises managers representing various disciplines in the company and reporting to the management ethics committee.

Whistleblowing policy
Our whistleblowing policy encourages shareholders, employees, service providers, contractors and members of the public to report practices at any of our workplaces that are in conflict with any law, regulation, legal obligation, ethical codes or governance policies. It also provides a mechanism for our stakeholders to report these practices internally, in confidence, independent of line management, and anonymously if they wish. The whistleblowing policy informs whistleblowers of their rights. Harmony is committed to protecting whistleblowers from any reprisals or victimisation.

The identity of any employee or stakeholder who reports non-compliance with the code of conduct and other irregularities is protected. Our anonymous ethics hotline numbers are widely advertised throughout the organisation:
•South Africa: +27 (0) 800 204 256
•Papua New Guinea: +675 (0) 00 478 5280
•Australia: +61 (1) 800 940 949.

Human rights
At Harmony, we conduct our activities in a way that respects human rights as set out in the laws and constitutions of the countries in which we operate. Our approach to respecting human rights includes adhering to corporate policies, complying with applicable laws and regulations, regular dialogue and engagement with our stakeholders and contributing, directly or indirectly, to the general wellbeing of communities within which we operate.

Legislative compliance
The compliance function ensures compliance with laws, codes, rules and standards applicable to the company. Compliance information and reports on the status of legislative compliance are presented at audit and risk committee meetings.

The Protection of Personal Information Act 4 2013 (POPIA) came into effect on 1 July 2021. Harmony has effected the necessary measures to adhere to the requirements of this act in support of good governance. Implementation of POPIA compliance, including promoting POPIA awareness in the organisation is ongoing.

In line with POPIA, Harmony’s appointed information officer is registered at the information regulator. This officer is responsible for managing all personal information and ensures compliance with this act. For more, see: www.harmony.co.za/sustainability/governance#policies

Broad-based Black Economic Empowerment Act
The annual compliance report in line with section 13G(2) of this act.

Dealing in Harmony shares
During price-sensitive periods, our employees and directors are prohibited from dealing in Harmony shares. Written notice of these restricted periods is communicated to them by the group company secretary. In terms of regulatory and governance standards, directors and employees are required to disclose any dealings in Harmony shares in line with the JSE Listings Requirements. The clearance procedure for directors and the group company secretary to deal in Harmony shares is regulated by the company’s policy on trading in shares and insider trading. This policy is reviewed every second year, and was updated in FY21.

Significant fines
Harmony paid no significant fines in any of its areas of operation. No actions were brought against it for anti-competitive behaviour or anti-trust or monopoly practices in FY21.

Foreign private issuers
New York Stock Exchange foreign private issuers, such as Harmony, must highlight any significant ways in which their corporate governance practices differ from those followed by United States domestic companies subject to the listing standards of the New York Stock Exchange.

Remuneration governance
Attracting and retaining the required skills depends largely on the remuneration levels and practices in any business. It is therefore vital to ensure the group remunerates fairly, responsibly and transparently to support the achievement of strategic objectives and positive outcomes in the short, medium and long term. The board is supported in this area by the remuneration committee.

Extensive detail on group remuneration is provided in the remuneration report.

Provision has been made in the notice of the 2021 annual general meeting for a non-binding advisory vote of shareholders on the remuneration policy and remuneration implementation report. See the Notice of AGM in the report to shareholders 2021.

Assurance and internal audit
The audit and risk committee oversees arrangements for assurance services and functions on behalf of the board to ensure these are effective in achieving the objectives of an enabling control environment and supporting the integrity of information for internal decisions and external reporting.

A combined assurance framework effectively covers the group’s significant risks and material matters through a combination of internal functions and external service providers. More information appears in the audit and risk committee: chairperson’s report.

Despite the output of the combined assurance framework, board members are expected to apply an enquiring mind, form their own opinion on the integrity of information and reports, and the degree to which an effective control environment has been achieved.

Internal audit plays an important part in the overall assurance approach and effectiveness of the assurance framework. The audit and risk committee oversees the internal audit function on behalf of the board.

External independent quality assessment
In FY19, the internal audit function underwent an independent quality review conducted by the Institute of Internal Auditors South Africa. The function was found to generally conform with international standards for the professional practice of internal auditing. No material findings were noted. The external quality assessment is performed every five years.

Legitimacy
Inclusive stakeholder engagement model
The board sets the direction for the group’s approach to stakeholder relationships. An inclusive stakeholder engagement approach considers whether the legitimate needs, interests and expectations of all material stakeholders have been adopted.

Information on material stakeholders and the manner in which relationships with stakeholders are managed, governed and monitored appears in Stakeholder engagement.

Shareholders are encouraged to attend the Harmony annual general meeting, detailed in the notice of the 2021 annual general meeting at www.harmony.co.za

Group organisational structure
The group is led and directed by a unitary board of directors that is guided by ethical leadership practices, supported by board and committee charters that are reviewed regularly. The group executive management team, headed by the chief executive officer, is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning and governed appropriately in line with a formal delegation of authority framework.

Board of directors
The board exercises its leadership role over the group by:
•Steering its strategic direction
•Approving policy and planning that gives effect to the strategy
•Overseeing and monitoring implementation and execution by management
•Ensuring accountability for performance through reporting and disclosure.

Board committees
The board has delegated particular roles and responsibilities to standing committees, but remains ultimately accountable.

The board committees’ primary functions include the consideration, oversight and monitoring of strategies, policies, practices, performance and recommendations to the board for final approval related to:

Audit and risk	Social and ethics	Remuneration	Nomination	Investment	Technical
•Operating an adequate system of internal control and control processes •Accurate and appropriate reporting of financial statements •Risk management and overall risk governance.
•Occupational health and employee wellbeing, environmental management, corporate social responsibility, human resources, public safety and ethics management
•Compliance with relevant regulations
•Sustainability-related key performance indicators and levels of assurance, including ESG.

•Fair reward of directors and executive management for their contribution to Harmony’s performance
•Harmony’s compensation policies and practices; administration of its share incentive schemes
•Group remuneration policy.
			•Formal and transparent procedures on board appointments •Succession planning for directors and members of executive team •Board self-assessment process.	•Potential projects, acquisitions and disposals in line with Harmony’s strategy;; ensures due-diligence procedures are followed.	•Safety, strategy and operational performance •Review of strategic plans •Guidance and support to management.

CHIEF EXECUTIVE OFFICER
Executive management: office of the group chief executive officer
Executives reporting to the chief operating officer: South Africa	Executives reporting to the chief executive officer: South-east Asia
Regional operational, divisional and departmental management teams and steering committees

See page Our leadership section for more information on the board and executive management team.

Board composition, chairman, independence and meeting attendance
Board diversity
Diversity and transformation are key focus areas for the board. Harmony has adopted a promotion of broader diversity policy at board level, specifically focused on promoting the diversity attributes of gender, race, culture, age, field of knowledge, skills and experience.

The board is satisfied that its composition reflects the appropriate mix of knowledge, skills, gender, race, culture, age, experience and independence. In addition, the composition of the board and its leadership structure ensures there is a balance of power in the boardroom and that no one director has unfettered authority of decision making.

Board composition
The board has 15 highly experienced and reputable members: 12 are non-executive directors of whom nine are independent; three are executive directors; four are female and 10 are historically disadvantaged persons.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter. This is reviewed regularly to ensure it remains relevant.

Brief profiles of board members appear in the Our leadership section, with detailed résumés online.

Role of chairman
The chairman of the board, Dr Patrice Motsepe, and deputy chairman, Mr Modise Motloba, are non-executive directors, but not classified as independent. The board is satisfied that the lead independent director, Dr Mavuso Msimang, meets the requirements for an independent director under the Companies Act and King IV, and any other criteria evidencing objectivity and independence established by the board.

The duties of the chairman, deputy chairperson and lead independent director have been included in the board charter and are based on the recommendations of King IV. The roles of the chief executive officer and chairman are separate.

These appointments are reviewed annually and form part of the board’s succession plan for the position of chairman and lead independent director.

Guidance provided by King IV on the chairman’s membership of board committees has been applied. The board chairman is only a member of the nomination committee, which is chaired by the lead independent director.

Assessing independence of directors with tenure of over nine years
The majority of non-executive directors are classified as independent and their independence has been reviewed by the nomination committee. The board appreciates that independence is primarily a state of mind and all board members, despite their categorisation, are expected to act independently and with unfettered discretion at all times. This expectation is confirmed in the board charter.

An assessment of Dr Simo Lushaba who has served on the board for 19 years, Mr Joaquim Chissano (16 years), Ms Fikile De Buck (15 years), Dr Mavuso Msimang (10 years) and Mr John Wetton (10 years) was undertaken during the year under review.

Following assessment by the nomination committee, the board is satisfied that these individuals do not have any relationships that may impair, or appear to impair, their ability to apply independent judgement. In addition, there are no interests, positions, associations or relationships which, from the perspective of a reasonable and informed third party, are likely to influence the members unduly or cause bias in their decision-making.

The committee thus concluded that the members demonstrated they were independent of mind and judgement, and had objectively fulfilled their roles as independent non-executive directors, despite their tenure on the board. The wealth of experience of these members, in addition to their standing as reputable individuals of integrity and character, makes their ongoing input and contribution an invaluable asset to the board and the group.

In line with the board composition transitional plan, the board (with the assistance of its nomination committee) continued to consider its composition, structure, size and independence, to align with best practice and with the board’s diversity policy. Two of our longest serving board members, Ms Fikile De Buck and Dr Simo Lushaba, who retire by rotation this year, although eligible, will not be seeking re-election to the board effective as of the conclusion of the 2021 Annual General Meeting. For further detail refer to Report to shareholders.

Nomination, election and appointment
The nomination committee is tasked with identifying potential candidates for appointment to the board, while actual appointment is a matter for the board as a whole. The collective knowledge, skills and experience required by the board, as well as diversity, are all aspects considered by the board before appropriate candidates are identified for nomination. The nomination committee conducts the necessary independence checks and investigations on potential candidates, as recommended by King IV.

All new board members receive formal letters of appointment. In addition, they participate in an extensive induction programme to enable them to make the maximum contribution in the shortest possible time. Ongoing mentorship is provided to members with no or limited governance experience and they are encouraged to undergo appropriate training. Provision has also been made in the board’s annual work plan for regular briefings on legal and corporate governance developments, as well as risks and changes in the external environment of the group.

As required by the provisions of Harmony’s Memorandum of Incorporation, a third of the non-executive directors are expected to retire by rotation at each annual general meeting of the company. The names and profiles of these members have been included in the notice of the 2021 annual general meeting in the Report to shareholders 2021. The board is comfortable in recommending their re-appointment to shareholders.

The role and function of the board, including guidelines on its composition and procedures, are detailed in the board charter, which is reviewed regularly to ensure it remains relevant and applicable.

Board performance evaluations
The board fully supports the thinking that an appropriate evaluation of the board and its structures is a strategic value-adding exercise that facilitates continual improvement of its performance and effectiveness. An independent formal self-evaluation process was undertaken in

FY21. This included an assessment of the performance of the board, its chairman and individual members as well as committees, chief executive officer and group company secretary.

Overall, the self-evaluation reconfirmed that the board and its committees were considered:
•Highly effective
•Appropriately positioned to discharge their governance responsibilities
•Well supported by its committees
•Working as a cohesive unit and that the highest ethical standards are applied in deliberations and decision-making, enabling the board to provide effective leadership from an ethical foundation.

The consensus among board members is that the chief executive officer:
•Communicates consistently and effectively with all Harmony’s stakeholders
•Created and implemented an effective strategy, supported by management
•Demonstrates ethical and transparent leadership by living the company’s culture and reinforcing its values.

Considering the outcome of the evaluation process, the board is satisfied that the process is improving its performance and effectiveness. The following matters were highlighted as areas for improvement:
•Although the board was satisfied with its diversity in terms of knowledge, skills, experience, culture and race, it acknowledged the need to improve representation in terms of gender and tenure
•Long-standing board members should continue to be tested for independence.

Conflicts of interest
Each member of the board is required to submit a general declaration of financial, economic and other relevant interests and to update these declarations as necessary. In addition, the declaration of interests in any matter on the agenda of a board or committee meeting is a standard item at the start of every meeting. In the event of a potential conflict being declared, the board proactively manages this conflict within the boundaries of the law.

Appointment and delegation to management
The board is responsible for appointing the chief executive officer on recommendation by the nomination committee. Harmony’s chief executive officer, Mr Peter Steenkamp, is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning, and serves as a link between the board and management.

He is accountable and reports to the board. He is not a member of the remuneration, audit or nomination committees. He does attend meetings of these committees as required to contribute insights and information.

Succession planning for this position forms part of the executive succession plan that is monitored on behalf of the board by the nomination committee. An emergency succession plan is also in place and reviewed annually.

A formal delegation-of-authority framework is in place and reviewed regularly by the board to ensure its appropriateness to the business. The delegation-of-authority addresses the authority to appoint executives who may serve as ex officio executive members of the board and to make other executive appointments.

Group company secretary
The group company secretary, Ms Shela Mohatla, is a full-time employee of Harmony who was appointed on 14 August 2020. She is a chartered secretary by profession. Her résumé appears online

The board has direct access to the group company secretary who provides professional and independent guidance to the board as a whole and to members individually on corporate governance and legal duties. She also supports the board in coordinating the effective and efficient functioning of the board and its committees.

The group company secretary has unrestricted access to the board and, at all times, retains an arm’s-length relationship to enhance the independence of the position. She is not a member of the board but, being accountable to the board, reports to the board via the chairman on all statutory duties and related functions.

To facilitate and enhance the independence and effectiveness of the group company secretary, the board ensures the office of the group company secretary is empowered and the position carries the necessary authority. The remuneration committee considers and approves the remuneration of the group company secretary on behalf of the board.

The board annually assesses the performance and independence of the group company secretary and confirms she has the necessary competence, gravitas and objectivity to provide independent guidance and support at the highest level of decision-making in the group. Her performance and independence were assessed in August 2021, and the board is satisfied with her competence, experience and qualifications.

The board is therefore satisfied that arrangements in place for accessing professional corporate governance services are effective.

Discharge of responsibilities

The board is satisfied that the committees properly discharged their responsibilities over the past year.

Furthermore, the board complies, to the best of its knowledge, with the Companies Act and its memorandum of incorporation, monitors such compliance on an ongoing basis and operates in conformity with its memorandum of incorporation.

Board and committee attendance

				Attendance by committee
Name	Age	Appointed director	Independent	Audit and risk*	Social and ethics*	Technical*	Investment*	Remuneration*	Nomination	Attendance at board meetings
Non-executive directors
Dr Patrice Motsepe (chairman)	59	2003**							2/4	4/4	100%
Mr Modise Motloba (deputy chairman)	55	2004			6/6	7/7	8/8		4/4	4/4	100%
Mr Mavuso Msimang (lead independent)	80	2011	✓		5/6				4/4	4/4	100%
Dr Simo Lushaba	55	2002	✓	7/8	5/6		7/8	5/5		4/4	100%
Ms Fikile De Buck	61	2006	✓	8/8	5/6			5/5	4/4	3/4	75%
Ms Karabo Nondumo	43	2013	✓	8/8		6/7	7/8			4/4	100%
Mr John Wetton	72	2011	✓	8/8	6/6		8/8	5/5		4/4	100%
Mr Vishnu Pillay	64	2013	✓			7/7	8/8	5/5	4/4	4/4	100%
Mr Joaquim Chissano	82	2005	✓		4/6		5/8			4/4	100%
Mr André Wilkens	72	2007				7/7	8/8	5/5		4/4	100%
Ms Given Sibiya	52	2019	✓	8/8						4/4	100%
Mr Peter Turner	65	2021	✓			4/4[a]	1/1[a]			1/1[a]	100%
Executive directors
Mr Peter Steenkamp	61	2016								4/4	100%
Ms Boipelo Lekubo	38	2020								4/4	100%
Mr Harry Mashego	57	2010								4/4	100%

as at 30 June 2021
*    Includes ad-hoc meetings for the year.
**    Appointed chairman in 2004.
a    Appointed as board member and member of technical committee on 19 February 2021, member of investment committee on 7 May 2021.

On 30 September 2020, Harmony announced the resignation of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors and the retirement of Mr Frank Abbott as executive director from 30 September 2020.

On 18 December 2020, Harmony announced the resignation of Ms Grathel Motau as independent non-executive director from 18 December 2020.

BOARD COMMITTEES

The board has delegated particular roles and responsibilities to standing committees based on relevant legal requirements and what is appropriate for the group to achieve the objectives of delegation. The board recognises that duties and responsibilities can be delegated but accountability cannot be abdicated. The board, therefore, remains ultimately accountable.

The following committees have been established:
•Audit and risk
•Social and ethics
•Remuneration
•Nomination
•Investment
•Technical.

A brief description of each committee, its functions and key activities and actions in FY21 appears on the following pages.

The qualifications and experience of each committee member are included under Our leadership section and in the document board and management resumes that is available online.

Terms of reference
Formal terms of reference have been adopted for each board committee and are reviewed annually (and when necessary) to ensure the content remains relevant. The terms of reference address, as a minimum, the recommended items in King IV.

The respective terms of reference appear on https://www.harmony.co.za/responsibility/governance/practices-policies

Committee membership
In considering committee membership, the board, assisted by the nomination committee, is mindful of the need for effective collaboration through cross-membership between committees, where required. The timing of committee meetings is coordinated to facilitate and enhance the effective functioning and contribution of each committee. Duties and responsibilities are documented to clearly define the specific role and positioning of each committee on topics that may be within the mandate of more than one committee. Committee membership has also been addressed to ensure a balanced distribution of power across committees so that no person has the ability to dominate decision-making and no undue reliance is placed on any one person.

The board is satisfied that each committee, as a whole, has the necessary knowledge, skills, experience and capacity to execute its duties effectively and with reasonable care and diligence. Each committee has a minimum of three members. While site visits were again limited due to the impact of the Covid-19 pandemic, virtual committee training took place to enhance director skills and development. Members of executive and senior management are invited to attend committee meetings as deemed appropriate and necessary for the effective functioning of the committee.

In FY21, the majority of members of all board committees remained independent non-executive directors. All board committees were chaired by an independent non-executive director, except for the technical committee, chaired by André Wilkens, and the investment committee, chaired by Modise Motloba, both non-independent and non-executive directors. The board remains confident that their leadership as chairs of the technical and investment committees respectively is in the best interests of the company, based on their extensive knowledge of the specific areas of responsibilities of those committees.

Committee meetings
Any director who is not a member of a specific committee is entitled to attend meetings as an observer, but not entitled to participate without the consent of the committee chairperson. Such directors have no vote in meetings and will not be entitled to fees for attendance, unless specifically agreed by the board and provided for in the board fee structure as approved by shareholders. As part of the board induction process, Mr Peter Turner was invited to attend various committee meetings to further acclimate him to the Harmony board.

The board considers recommendations from its committees in matters requiring its approval, but remains responsible for applying its collective mind to the information, opinions, recommendations, reports and statements presented by the committees.

The meeting attendance of each committee member is included under Board and committee attendance on page 140.

Audit and risk committee

Member	Committee tenure
Fikile De Buck (chairperson)*	15 years
John Wetton	10 years
Karabo Nondumo	8 years
Dr Simo Lushaba	19 years
Given Sibiya	2 years
*    Appointed as chairperson on 10 May 2018.

Primary functions
•Monitors operation of an adequate system of internal control and control processes
•Monitors preparation of accurate financial reporting and statements in compliance with all applicable legal and corporate governance requirements and accounting standards
•Monitors risk management, ensures significant risks identified are appropriately addressed and supports the board in overall governance of risk.

Key activities and actions in FY21
For detail on actions in FY21, refer to the Audit and risk committee: chairperson’s report.

Social and ethics committee

Member	Committee tenure
Dr Simo Lushaba (chairperson)*	3 years
Modise Motloba	16 years
John Wetton	10 years
Mavuso Msimang	10 years
Joaquim Chissano	15 years
Fikile De Buck	15 years
Max Sisulu**	2 years
*    Appointed as chairperson on 10 May 2018.
**    Resigned as member and director on 30 September 2020.

Primary functions
•Oversees policy and strategies on occupational health and employee wellbeing, environmental management, corporate social responsibility, human resources, public safety and ethics management
•Monitors implementation of policies and strategies by executives and their management teams for each discipline noted above
•Assesses Harmony’s compliance against relevant regulations
•Reviews material issues in each of the above disciplines to evaluate their relevance in the reporting period, and to identify additional material issues that warrant reporting, including sustainability-related key performance indicators and levels of assurance.

Key activities and actions in FY21
•Reviewed and recommended the social and ethics committee report to be included in the integrated annual report
•Reviewed and considered the social, economic, human capital, environmental, health and safety issues affecting the company’s business and stakeholders
•Reviewed and considered the effect of the company’s operations on the economic, social and environmental wellbeing of communities, as well as significant risks within the ambit of its responsibilities
•Considered its oversight role in terms of ESG and monitored ESG risks and opportunities
•Approved material elements of sustainability reporting and key performance indicators that were externally assured
•Considered and monitored the company’s internal and external stakeholder relations
•Considered and approved Harmony’s health and safety policy
•Considered and approved its employment equity policy
•Considered and approved the company’s preferential procurement policy
•Considered and approved the group environmental policy
•Considered and approved its ethics management strategy and plan
•Considered the governance of ethics and ethical leadership
•Reviewed and recommended the group behavioural code and code of conduct to the board for approval
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Considered and reviewed the impact of Covid-19.

See Social and ethics committee: chairperson’s report.

Remuneration committee

Member	Committee tenure
Vishnu Pillay (chairperson)*	4 years
Fikile De Buck	11 years
John Wetton	10 years
Dr Simo Lushaba	16 years
André Wilkens	14 years
*    Appointed as chairperson on 11 May 2017.

Primary functions
•Ensures directors and executive management are fairly rewarded for their contribution to Harmony’s performance
•Assists the board in monitoring, reviewing and approving Harmony’s compensation policies and practices, and administration of its share incentive schemes
•Operates as an independent overseer of the group remuneration policy and makes recommendations to the board for final approval.

Key activities and actions in FY21
For detail on actions in FY21, refer to the Remuneration committee: chairperson’s report.
•Reviewed benefits and remuneration principles for Harmony executive management
•Received and discussed a summary of the suite of Harmony executive management incentive schemes to obtain a holistic view
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Reviewed and recommended the company’s incentive plan policy to the board for approval
•Reviewed the company’s overall retention strategy and policy based on global trends on staff retention
•Considered and recommended the remuneration policy and implementation report to the board for inclusion in the notice of annual general meeting for consideration by shareholders as non-binding advisory resolutions (see Remuneration report)
•Reviewed executive directors and executive management’s remuneration benchmarks and recommended their annual salary increases to the board for approval (see Remuneration report)
•Reviewed the annual salary increases of the company secretary and chief audit executive
•Reviewed non-executive director fees with the assistance of an independent service provider
•Considered and reviewed the impact of Covid-19 on the remuneration of employees
•Considered and recommended the company’s total incentive plan balanced scorecard for FY22 for board approval.

Nomination committee

Member	Committee tenure
Dr Mavuso Msimang (chairperson)*	9 years
Dr Patrice Motsepe	18 years
Modise Motloba	11 years
Fikile De Buck	11 years
Vishnu Pillay	2 year
*    Appointed as chairperson on 10 May 2018.

Primary functions
•Ensures procedures governing board appointments are formal and transparent
•Makes recommendations to the board on all new board appointments
•Reviews succession planning for directors and other members of the executive team and oversees the board’s self-assessment process.

Key activities and actions in FY21
•Reviewed succession planning for directors and other members of the executive team and oversaw the board’s self-assessment process
•Reviewed and recommended for re-election directors who retire by rotation in terms of the company’s memorandum of incorporation
•Reviewed and made recommendations on the composition, structure and size of the board and its committees, in line with the board’s policy on gender and race diversity
•Considered the positions of the chairman and deputy chairperson of the board and lead independent director and made recommendations to the board
•Reviewed and recommended the independence of non-executive directors (especially independent non-executives serving on the board for longer than nine years)
•Reviewed and recommended immediate and long-term succession plans for the board, chairman of the board, chief executive officer, executive management and the group company secretary
•Considered the programme in place for the professional development of directors and regular briefings on legal and corporate governance developments, risks and changes in the external operating environment of the organisation
•Considered and applied the policy on the promotion of broader diversity at board level, specifically focusing on the promotion attributes of gender, race, culture, age, field of knowledge, skills and experience on the appointment of Peter Turner who’s extensive experience will make a significant contribution to the technical expertise required for the safety initiatives, development and growth of the Company.

Investment committee

Member	Committee tenure
Modise Motloba (chairperson)*	3 years
Dr Simo Lushaba	17 years
John Wetton	10 years
Karabo Nondumo	8 years
Ken Dicks**	12 years
Vishnu Pillay	8 years
André Wilkens	14 years
Grathel Motau***	1 year
Joaquim Chissano	2 years
Peter Turner^	<1 year
*    Appointed as chairperson on 10 May 2018.
**    Resigned as member and director on 30 September 2020.
***Resigned as member and director on 18 December 2020.
^    Appointed as member on 7 May 2021.

Primary functions
•Considers projects, acquisitions and disposals in line with Harmony’s strategy and ensures due diligence procedures are followed
•Conducts other investment-related functions designated by the board.

Key activities and actions in FY21
•Considered investments, proposals, projects and proposed acquisitions in line with the board’s approved strategy and delegation of authority as well as the committee’s terms of reference
•Considered the company’s exploration expenditure
•Reviewed and recommended the budget and business plans for FY22
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Considered and reviewed the impact of Covid-19
•Post-investment monitoring of recent acquisitions (Mponeng and Mine Waste Solutions).

Technical committee

Member	Committee tenure
André Wilkens (chairperson)*	13 years
Ken Dicks**	12 years
Karabo Nondumo	6 years
Vishnu Pillay	8 years
Modise Motloba	2 years
Peter Turner^	<1 year
*    Appointed as chairperson on 22 January 2008.
**    Resigned as member and director on 30 September 2020.
^    Appointed as member on 19 February 2021.

Primary functions
•Provides a platform to discuss strategy, performance against targets, operational results, projects and safety
•Informs the board of key developments, progress against objectives and challenges facing operations
•Reviews strategic plans before recommending to the board for approval
•Provides technical guidance and support to management.

Key activities and actions in FY21
•Monitored safety across all operations
•Monitored exploration and ore reserves in South Africa and Papua New Guinea
•Monitored all South African and Papua New Guinean operations
•Considered and approved the company’s health and safety policy
•Evaluated and considered Harmony’s risks, and measures taken to mitigate those risks
•Reviewed and recommended to the board the company’s annual budget and business plans for FY22
•Considered investments, proposals, projects and proposed acquisitions from a technical viewpoint
•Reviewed and recommended the committee’s terms of reference to the board for approval
•Considered and reviewed the impact of Covid-19.

REMUNERATION REPORT
“ We believe the constructive manner in which engagements were undertaken, and the leadership displayed by all parties, underscores that this agreement is in the best interests of our people and the long-term sustainability of Harmony.”

DEAR SHAREHOLDER
I am pleased to submit the remuneration report as part of Harmony’s Integrated annual reporting suite for 2021. To ensure superior performance and that our business objectives are responsibly met, it is imperative that employees and directors of the company are fairly and responsibly rewarded and that our remuneration practices and incentives are aligned to the interests of all stakeholders.

The remuneration committee plays an important role in ensuring fair, equitable and responsible remuneration practices. We continue to make significant progress in reflecting company performance and the critical issues of a living wage, diversity and pay equality in our remuneration policies.

In addition to these principled foundations, our remuneration policy supports our business strategy by rewarding:
•The creation of shareholder value in absolute terms and relative to appropriate comparators through organic growth and efficiency as well as the effective integration of acquired operations. The diversification of risk provided by our acquisitions also contributes to the sustainable delivery of shareholder value (total incentive performance measures, minimum shareholding requirement and delivery of deferred shares vesting over five years)
•Financial and operational excellence (total incentive performance measures)
•Sustainability – by focusing on safety outcomes as well as overall ESG excellence as measured by continued inclusion in the FTSE4Good index. The proposed changes to the share plan rule for no-fault terminations will also ensure that executives are encouraged to focus on sustainability and succession as they will retain their exposure to the share price for several years following their service to the company (total incentive performance conditions and proposed amendment to deferred share plan (DSP) rules)
•Mitigating the risk of adverse events that could materially harm the company and its stakeholders (malus and clawback policy).

This has been a challenging year in the context of the Covid-19 pandemic and concomitant constraints and safeguards that have been implemented. Despite these headwinds, the company has delivered sound results and continued its growth strategy.

Safe production – our number one priority in everything we do
The remuneration committee mourns and acknowledges the tragic loss of 11 employees at our South African operations in FY21.

Safe production remains our first priority. We continue to follow an integrated risk management approach, which includes safety training, awareness campaigns, safety days at each operation and equipping our employees with the necessary skills to identify hazards and act safely. Safe production is a responsibility that we take very seriously. Every person has the right to withdraw from an unsafe area and employees are encouraged to report unsafe working conditions. With each accident, a thorough investigation is conducted and lessons learnt are shared throughout the company. Employees are held accountable for not complying with safety regulations. Initiatives to improve safety cannot, however, focus solely on discipline and training. They also include mining practice and the use of monitoring technology. The desired safety outcomes are therefore pivotal and reinforced in our remuneration policy. For more on our safety performance, see Safety and health.

Safety carries a weighting of 15% of the total score on the balanced scorecard. There were eight fatal incidents over a three-year average compared to an actual of 11 for the year. This results in only 40% of the lost-time injury frequency rate (LTIFR) final outcome being awarded for FY21, and this is applied at the discretion of the remuneration committee after due consideration.

The industry and national context
Despite the multiple challenges presented by increasing mining depth, rising costs and a volatile Rand gold price, the commodity price boom has enabled mining companies to return to profitability, resume dividend payments and focus on organic growth.

We remain committed to paying a living wage to our employees and believe that we do. For a detailed account of the remuneration packages of Harmony’s entry-level employees (category 4-8 employees), please refer to page 153.

The impact of Covid-19
The challenges presented by Covid-19 have remained with us throughout FY21. The board pays tribute to all employees, particularly the teams at our operations, for their continued focus on minimising the risk of infection and for the way they have stepped up to support each other and their communities in this testing time. We are truly grateful to them all. Despite the disruption of Covid-19, the South African operations achieved 100% of their planned production targets during the financial year. Refer to Harmony’s response to Covid-19.

Harmony’s social responsibility
Social equality remains a top priority with the focus on paying living wages to entry-level workers. Managing the wage gap that will address workers’ most pressing basic financial concerns calls for innovative thinking at all levels and by all role players.

We are pleased to confirm that Harmony pays all category 4 employees at least three times more than the 2021 living wage of R7 483 per month, based on the 2018 living wage determined by Trading Economics 1, escalated by CPI inflation for low-income earners (4.2% in 2019, 3.9% in 2020 and 5.2% in 2021).

We continually strive to enhance the lives of our employees by improving living conditions, access to social services, healthcare, education and training. See Caring for our workforce.

1    https://tradingeconomics.com/south-africa/living-wage-individual.

Fair and responsible pay
Remunerating executives fairly and holding them accountable for the success of the business is in the interests of all stakeholders, including employees, the broader community, and our business partners and suppliers.

We remunerate fairly and responsibly by ensuring that our remuneration is market-related and in line with the performance of the company. We also ensure our minimum remuneration compares favourably with the South African living wage, and that the measurement of the pay gap between the lowest and highest employment levels is monitored, as discussed below.

In FY21, an average increase of 4.5% in guaranteed remuneration packages for non-bargaining-unit employees and 7.8% for bargaining-unit employees was approved. The Palma Income ratio has been selected to enable the committee to track the income dispersion between high and low-income earners more efficiently. The Palma Income ratio is calculated by comparing the average income of the top 10% of earners compared to the average of the lowest 40% earners at Harmony South Africa. Harmony’s Palma Income ratio was 5.8 in 2021 compared to 5.32 in 2020, 5.5 in 2019 and 5.7 in 2018. According to the Inequality Trends in South Africa report released by Stats SA in 2019, the South African national Palma Income Ratio in 2006 was 34.4, which reduced to 31.6 in 2015.

2    Adjusted to remove the short-term impact of the Covid-19 pandemic.

Growth strategy
Over the past three years, Harmony has added gold ounces per annum by acquiring Moab Khotsong, reinvesting in Hidden Valley, Papua New Guinea, and the FY21 acquisition of Mponeng and related assets. We have demonstrated our ability to increase the life-of-mine we operate in South Africa and Papua New Guinea – sustaining communities around our mining operations, preserving jobs and further unlocking value for shareholders via increased grades and stronger margins through our growth strategy. The successful integration of Mponeng and related assets in the review period is a further significant achievement in this regard. The Unisel closure and transfer of employees to other group operations also enhanced efficiencies without contributing to current unemployment rates in South Africa.

2021 wage negotiations
In July 2021, we began wage negotiations for the next three-year cycle (to June 2024). For the first time, Harmony negotiated directly with unions (outside the traditional collective bargaining forum for our industry). On 16 September 2021, the three-year wage agreement was signed by all representative unions, backdated to 1 July 2021 and effective to 30 June 2024. In addition to basic wage increases, the agreement included a housing allowance for eligible employees and improved employee benefits. We believe the constructive manner in which engagements were undertaken, and the leadership displayed by all parties, underscores that this agreement is in the best interests of our people and the long-term sustainability of Harmony. For more information, see Caring for our workforce.

Gender and racial equality
Harmony’s policy is to remunerate based on an individual’s ability, skills and knowledge. Men and women, irrespective of race or any other arbitrary reason, are paid equally for equivalent roles. The number of women in our workforce remains low and Harmony is systematically addressing this discrepancy, with better progress specifically at senior management level. The potential to increase female representation lies in technical fields, both operational and underground. For details on gender distribution and transformation, refer to Caring for our workforce.

King IV principles
The remuneration committee continues to compare local and global remuneration trends with our remuneration strategy. At the 2020 annual general meeting, the non-binding advisory vote on the remuneration policy was supported by 97.4% of the votes exercised on the resolution. Considering that 83.5% of the total issued shares of the company were voted for the resolution, the remuneration committee is satisfied with shareholders’ support of this very important aspect of the business.

The committee is also satisfied that the remuneration policy has achieved its stated objectives for the year. For more on the committee and its activities in FY21, see the section on board committees.

No member of the committee has a personal interest in the outcome of decisions made in the review period, and four of its five members are independent non-executive directors. The chairman of the board is not a member of the committee.

Change to the remuneration policy for FY22
The provision for no-fault terminations for deferred shares awarded in terms of the total incentive plan has been updated, as detailed in the remuneration policy section.

Use of consultants and their independence
During the year, we employed the services of 21st Century Pay Solutions, RemChannel (Old Mutual) and Bowmans for advice on remuneration matters. The committee is satisfied that their advice was independent and objective.

Statement on effectiveness of policy
We are satisfied that our policy has generally achieved its objectives, although we are not satisfied with our safety performance. We remain confident that the total incentive plan will further enhance our company performance, deliver returns to shareholders and support our growth objectives.

In closing
We value our shareholders’ comments and, as always, invite you to engage with the company through the office of the company secretary (companysecretariat@harmony.co.za). I remain grateful to the board, remuneration committee members and executive directors for their support and commitment in FY21.

Vishnu Pillay
Chairperson: remuneration committee

28 October 2021

PART 1: REMUNERATION POLICY
Harmony’s reward strategy underpins our business strategy of safely producing profitable ounces, increasing our margins and expanding our reserves and resources through organic growth and acquisitions. Over the past four years, Harmony has added gold ounces per annum by acquiring Moab Khotsong, reinvesting in Hidden Valley, Papua New Guinea, and acquiring Mponeng and related assets (effective October 2020).

To sustain this growth, we rely on experienced, skilled teams who live our values and maintain stakeholder relationships to grow profits safely and support a sustainable company.

Our remuneration policy has been designed with our business strategy in mind – to attract and retain these experienced, skilled teams, and to motivate them to achieve our key business goals. To ensure this happens, we need to be certain that all elements of our remuneration and wider reward offerings are aligned, fair and competitive. In determining remuneration, the remuneration committee considers shareholders’ interests as well as the financial health and future of the company.

Gender and race equality
Harmony’s remuneration policy is to remunerate based on an individual’s ability, skills and knowledge. Men and women, irrespective of their race or any other arbitrary factor, are paid equally for equivalent roles.

Fair and responsible pay
Harmony is committed to the concept of a living wage, which is based on the philosophy of fair and responsible pay. It embodies our initiatives to enhance the lives of our employees by enabling them to improve their living conditions, and to have better access to social services, healthcare, education and training.

For more information, refer to Caring for our workforce.

Total incentive plan
The total incentive is determined every year on the following basis:

The balanced scorecard result includes a number of key short and long-term company performance measures (to be measured over trailing three and one-year periods). The measures are reviewed and defined annually with appropriate weightings. The scorecard for FY22 is detailed on page 148.

A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares, which will vest at a rate of 20% per annum over the next five years for executive directors and prescribed officers, and 33% per annum over the next three years for management.

In the event of fault termination of employment, including resignation and termination for disciplinary reasons, all unvested deferred shares are forfeited.

Shareholders will be requested to approve a change in the provision for no-fault terminations at the annual general meeting to provide that the awards do not vest early, on a time-prorated basis, on termination of employment but will continue in force to vest on the original vesting dates. This update will ensure that executives who leave the company in good standing, for example due to retirement, will continue to be exposed to the company share price for the remainder of the vesting periods of unvested awards. It will encourage and reward their focus on sustainability and succession during their tenure. The remuneration committee believes this provides continued exposure to the company’s performance, which is now preferred by shareholders in terms of the emerging practice of post-termination shareholding, as well as providing a fair outcome for our employees who have provided loyal service to the company for as long as they are able. This approach is also aligned to market practice for deferred bonus awards, in contrast to that applied to performance share awards with forward-looking performance conditions.

Each element of the total incentive plan is described below.

Element		Description
Guaranteed pay		Guaranteed pay excludes short-and long-term incentives. To compete effectively for skills in a challenging employment market, we identify the target market to use in benchmarking guaranteed pay. This target market includes organisations or companies that employ similar skills sets to those we require. Comparisons are made predominantly within the South African mining sector to ensure that Harmony remains competitive. The median of the target market is used as the basis of our pay ranges. This same philosophy is applied to our south-east Asia operations.
Participation factor		Employee	% guaranteed pay
		Chief executive officer	250%
		Financial director, other executive directors and prescribed officers	230%
Balanced scorecard result	Cash portion of total incentive (40%)	A portion of the total incentive is settled in cash immediately when the balanced scorecard results for the financial year have been determined and approved by the board
		Cash portion (balance settled in deferred shares)	% of incentive
		Chief executive officer	40%
		Financial director, other executive directors and prescribed officers	40%
	Deferred share portion of total incentive (60%)	The balance of the total incentive is settled in deferred shares, vesting at a rate of 20% per annum over the next five years for executive directors and prescribed officers, and 33% per annum over the next three years for management.

FY22 balanced scorecard

	Scorecard component	Group (%)	South Africa operations (%)	South-east Asia operations (%)
Shareholder value	Total shareholder return (absolute)	8.34	6.67	6.67
	Total shareholder return (relative to South African gold-mining comparators)	8.33	6.67	6.67
	Total shareholder return (relative to FTSE Gold Mines Index)	8.33	6.66	6.66
Financial and operational	Production	20.00	35.00	35.00
	Total production cost (South Africa operations)	12.00	20.00	–
	All-in sustaining cost per kilogram (south-east Asia operations)	3.00	–	20.00
	Free cash flow	10.00	–	–
Growth	Development	–	10.00	10.00
	Additions to mineral reserves	10.00	–	–
	Project execution (for future measurement)	–	–	–
Sustainability	Safety performance: Lost-time injury frequency rate (LTIFR)	15.00	15.00	15.00
	Environmental, Social and Governance (ESG)	5.00	–	–
Total		100	100	100

The balanced scorecard will be applied to eligible employees as follows:
•Group: Prescribed officers, executives in the office of the CEO and all off-shaft services operational managers (South Africa)
•South Africa operations: Operational executive managers and all on-shaft operational managers
•South-east Asia operations: Operational executive managers and all operational managers.

For each of these performance measures, 60% of the maximum weighting is scored for target performance and 100% of the maximum weighting is only reflected for meeting the stretch performance objective for that measure.

Details of the FY21 balanced scorecard for the total incentive and actual performance outcomes are disclosed in the remuneration implementation section (part 2).

Scorecard components
Total shareholder return
Shareholder value is measured as total shareholder return (TSR) over a trailing three-year period (measurements are generally taken at the end of August). It comprises two components:
•Absolute performance over the measurement period, compared to the company’s cost of equity (COE), taking into account the growth in the company’s share price and the value of dividend paid
•Relative performance of the company versus South African gold-mining comparators and FTSE Gold Mines Index over the measurement period:
–The threshold, target and stretch performance criteria for TSR are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Shareholder value	TSR (absolute)	To be measured over a three-year period	COE + 0% per year	COE + 3% per year	COE + 6% per year
	TSR (relative)	To be measured over a three-year period relative to South African gold-mining comparators	On index	Index plus 10%	Index plus 20%
	TSR (relative)	To be measured over a three-year period relative to the FTSE Gold Mines Index	On index	Index plus 10%	Index plus 20%

Financial and operational performance
Financial and operational performance comprises gold production and cost management for the financial year measured against the board-approved business plan.
•Production
–Total gold production against board-approved business plan for the year
•Total production cost (South Africa)
–Total cash operating cost and total capital expenditure for the year
•All-in sustaining cost per kilogram (south-east Asia (SEA))
–To calculate all-in sustaining costs, operating cost is used as a base and all costs related to sustaining production are incorporated. This includes all sustaining capital expenditure, deferred stripping, overhead costs associated with corporate office structures and services that support operations, local economic development cost and net rehabilitation costs. It excludes the non-cash share-based payment charge. To arrive at the all-in sustaining cost per unit, the sum of these cost metrics is divided by the kilograms of gold sold
•Free cash flow
–Cash flow generated by operations adjusted for exploration capital, dividends and the effect of commodity price and exchange rate changes in excess of 10% (higher or lower).

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Financial and operational	Production	To be measured against board-approved plan	(5)%	Plan	5%
	Total production cost (SA) and all-in sustaining costs (SEA) per kilogram	To be measured against board-approved plan	(5)%	Plan	5%
	Free cash flow	To be measured against board-approved plan	(30)%	Plan	30%

Growth
Growth comprises three areas:
•Development
–Development is measured against the board-approved business plan of ongoing capital development — the development of reef and waste metres (South Africa) and waste tonnes (south-east Asia) for the financial year.
•Addition to mineral reserves
–Addition to mineral reserves through acquisitions and major capital projects is calculated for the financial year.
•Project execution.

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Growth	Development	To be measured against board-approved plan as a leading indicator of medium to long-term sustainability	(5)%	Plan	5%
	Addition to mineral reserves	Will measure ore reserve addition on a year-on-year pre-depletion basis excluding asset sales	+1Moz	+1.5Moz	+2Moz
	Project execution	For future measurement

Sustainability
Sustainability comprises two components:
•Safety performance: LTIFR
–LTIFR will be measured against the board-approved plan
•ESG
–ESG will be measured on the basis of continued inclusion in the FTSE4Good Index as verified by FTSE Russell.

The threshold, target and stretch performance criteria are set out below:

	Scorecard component	Principle	Threshold 40%	Target 60%	Stretch 100%
Growth	LTIFR	To be measured against board-approved plan	(5)%	Plan	5%
	ESG	To be measured on the basis of continued inclusion in the FTSE4Good Index as verified by FTSE Russell	Yes		No
			5%		N/a

Minimum shareholding requirement
We have encouraged executive directors and prescribed officers to retain performance shares when they vest and a minimum shareholding requirement (MSR) was again confirmed in the new total incentive plan to achieve this. The requirement provides that:
•50% of the shares that will vest to an executive director or prescribed officer will, immediately prior to the applicable vesting date, be automatically locked up on the terms and in accordance with the MSR
•The lock-up will apply for as long as the relevant target MSR applicable to the executive director or prescribed officer has not been met
•An executive director or prescribed officer may elect to voluntarily lock-up shares that vest in terms of the 2006 share plan to meet their target MSR
•Once the relevant target MSR has been met, any deferred shares that subsequently vest in and are settled to an executive director or prescribed officer will vest and be settled in accordance with the terms of the deferred share plan
•An executive director or prescribed officer may elect to voluntarily lock-up shares that vest in terms of the 2006 share plan or deferred share plan even if it results in locked-up shares exceeding the target MSR – if the locked-up shares exceed the target MSR, the excess shares will remain in lock-up until the next vesting date (in terms of any relevant Harmony share incentive plans applicable at the time) at which point the excess shares will be released from lock-up and settled in accordance with the terms of the deferred share plan
•An executive director or prescribed officer must communicate their election to voluntarily lock-up their shares that vest in terms of the 2006 share plan or deferred share plan before the relevant vesting date.

The minimum shareholding requirement will continue to apply to an executive director or prescribed officer as long as they remain an executive director or prescribed officer.

If an executive director or prescribed officer ceases to be employed by the group for any reason, their locked-up shares will be released from the lock-up on the date of terminating employment.

Target MSR
The target MSR is the relevant target minimum shareholding value (expressed in South African Rand) that is required to be held by an executive director or prescribed officer from time to time pursuant to this MSR being a minimum of 100% of their respective cost to company.

Measurement of target MSR
Each tranche of locked-up shares will be deemed to have a value for the purposes of determining whether the target MSR has been met, equal to the one-day volume-weighted average price (VWAP) of a share in South African Rand (ZAR) at the date of such lock-up, multiplied by the number of shares to be locked up in such tranche. This value will be increased yearly by the applicable consumer price index (CPI) rate for the year.

Any locked-up shares in terms of the 2006 Harmony share plan MSR will remain locked-up and will be taken into account for purposes of determining whether the target MSR has been met.

Trading restriction
Appropriate entries in the relevant registers will be made to record that all the executive director or prescribed officer’s shares, which are subject to the lock-up, will be noted by the relevant central securities depository participant in terms of section 39 of the Financial Markets Act and the appropriate flag placed on the relevant securities account.

Voting and dividends
An executive director or prescribed officer will, in respect of vested shares that are subject to the lock-up:
•Exercise all voting rights in respect of such shares
•Receive all distributions payable in respect of such shares.

Application to foreign prescribed officer
The target MSR of the foreign prescribed officer will be determined on the date on which this MSR is adopted or first applies to the foreign prescribed officer (whichever occurs first). In calculating the target MSR of the foreign prescribed officer, the company will use the cost to company (in ZAR) of the chief operating officer: South Africa operations.

The ZAR value of any shares that are to be locked up (in terms of this MSR) will be determined on the applicable vesting date with reference to the share price on that date.

To determine whether the target MSR has been satisfied, the pre-tax value of the locked-up shares will be taken into account.

Deferred share plan limit
The overall limit for deferred shares, issued under the 2018 deferred share plan, is 5% of the shares in issue at the time the plan was approved, amounting to 25 000 000 shares. The individual limit is 0.6%, amounting to 3 000 000 shares. To date, 1 364 307 shares have been issued.

Harmony ESOP Trust (IT001237/2018(G))
At the special general meeting on 1 February 2018, shareholders approved the issue of 6.7 million authorised but unissued ordinary shares to the new Harmony ESOP Trust, commonly referred to as the Sisonke Trust. The scheme covers all employees in non-managerial categories.

In terms of the allocation criteria in the trust deed, each eligible employee who qualified as an employee beneficiary on the formation of the trust, or within six months afterwards, received 225 ESOP units which are directly attributable to 225 ESOP Trust shares. After that, ESOP units are allocated on a pro rata basis depending on the period such persons join/qualify as eligible employees.

The scheme will end after the three-year lock-in period on 15 January 2022. Dividends distributed in respect of the ESOP Trust shares prior to the expiry of the three-year lock-in period, which are attributable to allocated ESOP units, will immediately vest in the employee beneficiaries’ hands. However, the dividends will be held by the ESOP Trust trustees on behalf of the employee beneficiaries and then be distributed (less any relevant taxes, including dividend withholding tax) to such employee beneficiaries either on their termination of employment (if the employee beneficiary ceases to remain in the employ of Harmony prior to the expiry of the ESOP Trust lock-in period) or on the expiry of the ESOP Trust lock-in period.

The ESOP will end during FY22 and the benefits due to participants will be settled based on the dividends received and share price up to the end of the above lock-in period. A new ESOP is planned for implementation and details will be communicated to employees and shareholders in due course.

A cash-settled version of the ESOP will be implemented for employees transferred to Harmony after its acquisition of Mponeng and related assets effective 1 October 2020, and any future permanent employees employed by Harmony, specifically including for purposes of rendering services at, and/or servicing, Mponeng and related assets. The allocation of units will provide the same economic benefits to these employees as those under the current Harmony ESOP Trust, including the equivalent settlement value of the related shares at the end of the lock-in period and associated dividends from the effective award date until the end of the lock-in period. The cash-settled unit will not represent rights to the underlying shares nor permit voting rights.

In total, there are around 6 500 employees and, at a share price of R46.43 (Thursday, 23 September 2021 close), the scheme equates to a total value of R28.4 million (excluding any dividend payments).

Pay mix for prescribed officers
The tables below illustrate the pay mix for prescribed officers, based on achieving minimum, on-target and stretch performance. The composition of total remuneration outcomes for FY21 and FY22 is illustrated below.

Each component includes:
•Fixed earning: Basic pay, service increment, 13th cheque, living-out allowance
•Variable income: Average overtime, shift allowance, average bonus, meal allowance, unemployment insurance fund/skills development levy, insurance benefit
•Company benefits: Employer provident/pension fund and medical aid.

Chief executive officer
FY21 and FY22 pay mix

	Minimum (%)	On-target (%)	Stretch (%)
Salary benefits	86	89	89
Retirement savings and contributions	14	11	11
Guaranteed pay	100	100	100
Short-term incentive	10	60	100
Long-term incentive	90	90	150
Total remuneration	200	250	350

Other executives (Financial director, other executive directors and prescribed officers)
FY21 and FY22 pay mix

	Minimum (%)	On-target (%)	Stretch (%)

FY21 and FY22 pay mix

%
38 – Salary
5 – Benefits
33 – Long-term incentive
24 – Short-term incentive

Salary benefits	91	89	89
Retirement savings and contributions	9	11	11
Guaranteed pay	100	100	100
Short-term incentive	14	55	92
Long-term incentive	86	78	130
Total remuneration	200	233	322

Average monthly wages and benefits
FY20 policy

Total remuneration	Category 4 (%)	Category 8 (%)

Category 4 underground

%

63 – Fixed earnings

25 – Variable income

12 – Company benefits

Category 8 underground

%
60 – Fixed earnings
29 – Variable income
11 – Company benefits

Fixed earnings	63	60
Company benefits	12	11
Guaranteed pay	75	71
Variable pay	25	29
Total remuneration	100	100

Non-executive director fees
Market comparisons, the fiduciary risks carried by non-executive directors, their workload, time commitments, expertise and preparation expected of each non-executive director role are considered when reviewing our non-executive director fees. Harmony’s philosophy on remunerating non-executive directors is to ensure that they are fairly rewarded for their contribution to the company’s governance. Non-executive directors’ fees are reviewed annually and compared to the market median of companies of comparable size and complexity to ensure they remain fair and competitive.

The benchmarking exercise in September 2019 indicated that fees for certain roles were significantly below the applicable market median and a three-year process of adjustment to market was initiated. This process was paused in 2020 due to the Covid-19 pandemic and an inflationary increase implemented for all roles, but is proposed to resume in 2021 and 2022, subject to shareholder approval. An increase of 5% is proposed in FY22 for non-executive director fees that are already in line with the market. This is consistent with executive increases. Additional increases are proposed for roles that are below market to align them with the market median over a two-year period.

In line with the recommendations of King IV, our non-executive directors are paid a retainer for board meetings and attendance fee for every board meeting attended. Non-executive directors also receive a retainer for serving on a committee. In addition, a per-day ad hoc fee is paid for site visits, special meetings or attending to company business. This fee is reduced commensurately to reflect time actually spent in this regard which is shorter than a full day.

Non-executive directors do not receive share options or other incentive awards correlated with the share price or group performance, as these may impair their ability to provide impartial oversight and advice. The proposed fees for FY22 are set out in the notice of annual general meeting in our Report to shareholders 2021.

Performance of management
The personal performance of employees will not be taken into account in determining the total incentive plan outcome. Harmony follows a team-based balanced scorecard approach in determining incentive awards. All management employees are assessed every year against set key performance indicators which are used to guide the development and promotion of such employees. For more information on assessing the performance of the CEO, please refer to Corporate governance.

Contracts, severance and termination
Executive directors and executive managers have employment contracts with Harmony that include notice periods of up to 90 days. There are no balloon payments on termination, automatic entitlement to bonuses or automatic entitlement to share-based payments other than in terms of the company’s approved share incentive plans.

Malus and clawback
Malus is the forfeiture of a variable pay award before it vests or is settled, and clawback refers to a requirement to repay some or all of an award after it has vested or is settled.

The remuneration committee has the discretion to determine that a prescribed officer or executive manager’s total share plan award is subject to reduction, forfeiture or clawback (in whole or in part) if:
•There is reasonable evidence of misbehaviour or material error by a prescribed officer or executive manager
•The financial performance of the group, company, employer company or relevant business unit for any financial year, used to determine an award, have subsequently appeared to be materially inaccurate
•The group, company, employer company or relevant business unit suffers a material downturn in its financial performance for which the prescribed officer or executive manager can be seen to have some liability
•The group, company, employer company or relevant business unit suffers a material failure of risk management for which the prescribed officer or executive manager can be seen to have some liability or in any other circumstances if the remuneration committee determines that it is reasonable to subject the awards of one or more prescribed officers or executive managers to reduction or forfeiture.

Procedures to impose any malus or clawback provisions must be initiated within three years of the award. To eliminate doubt, the provisions of this malus and clawback policy do not detract from any other legal rights or measures the company has as recourse for acts of fraud, wrongdoing and/or negligence by its prescribed officers or executive management.

Non-binding advisory votes
Shareholders are requested to cast non-binding advisory votes required by King IV on part 1 and part 2 of this remuneration report. For more information, refer to the notice of annual general meeting in our Report to shareholders 2021. In the event that either the remuneration policy or the implementation report or both are voted against by 25% or more of the voting rights exercised at the 2021 annual general meeting, the committee will in good faith and with the best reasonable effort engage with its shareholders to ascertain the reasons for dissenting votes and appropriately address legitimate and reasonable objections and concerns raised. This may include amending the remuneration policy or clarifying or adjusting the company’s remuneration governance and/or processes.
Shareholder feedback
We maintain open communication channels with our shareholders, listen to feedback and take action where this is deemed to be in the best interests of the company.

PART 2: REMUNERATION IMPLEMENTATION REPORT ON THE POLICY APPLICABLE IN FY21
This section of the report includes details of the implementation and outcomes of the remuneration policy for FY21. We report on the increase in guaranteed packages, performance outcomes for the total incentive plan and for the 2017 performance shares vesting based on the three-year performance period ending this year.

We have also included disclosure of total single-figure remuneration, the schedule of unvested awards and cash flows for executive directors and prescribed officers in line with the applicable King IV requirements, and with the guidance statement from the Institute of Directors and the South African Reward Association. The remuneration of non-executive directors is disclosed as required by King IV and the Companies Act.

Increases to guaranteed packages during the year
An assessment of executive remuneration was undertaken during the year. Taking into consideration prevailing market conditions, affordability and shareholders’ expectations, an average increase of 4.5% to guaranteed remuneration packages of management was made in FY21. The average percentage increases awarded to executives, management and bargaining-unit employees staff in FY19, FY20 and FY21 are illustrated below.

Pay fairness and equality
In FY21, an average increase of 4.5% in guaranteed remuneration packages for management and executives and 7.8% for bargaining-unit employees was approved in the June 2021 wage agreement. Bargaining-unit employees have received above-inflation increases for the past six years. The average total monthly remuneration of our category 4-8 employees is set out below. We continue to focus on fairly remunerating our employees at this level to address the challenges of inequality and poverty.

Grade

	Fixed earnings (R)	Company benefits (R)	Variable income (R)	Total per month (R)
Category 4 underground employee (general worker)	14 755	2 870	5 997	23 622
Category 8 underground employee (team leader)	18 811	3 430	8 862	31 103

Refer to Caring for our workforce for more information.

Incentive payments attributable to FY21
Total incentive plan
Actual performance outcomes based on the FY21 balanced scorecard for the period 1 July 2020 to 30 June 2021 is as follows:

FY21 scorecard result for the group

Performance drivers	Description	Target	Actual	% achieved	Qualifies	Weighting	Scorecard line result	Final outcome
Shareholder value	Total shareholder return (TSR)
	– TSR absolute	56%	142%	141.8%	YES	8.34	100%	8.34%
	– TSR versus JSE Gold Index	10%	(43)%	(42.7)%	NO	8.33	0.0%	0.00%
	– TSR versus FTSE Gold Mines	10%	63%	63.5%	YES	8.33	100.0%	8.33%
Operational and financial	Kilograms total Harmony	48 805	47 755	97.8%	YES	20.0	51.4%	10.28%
	Total production cost (SA)	29 703	30 028	98.9%	YES	12.0	55.6%	6.68%
	AISC (SEA ops) (US$/oz)	1 197	1 217	98.4%	YES	3.0	53.5%	1.61%
	Net free cash flow	4 947	5 990	121.1%	YES	10.0	88.1%	8.81%
Growth	Reserve addition (Moz)		9.286		YES	10.0	100.0%	10.00%
Sustainability	LTIFR total SA ops	6.36	6.46	98.4%	YES	15.0	53.7%	8.06%
	ESG				YES	5.0	100.0%	5.00%
						100.0		67.11%

	FY18	FY19	FY20	Three-year average	FY21	% variation	% of LTIFR awarded
Fatal incidents versus actual	8	11	6	8	11	(38)%	40.00%
					Final LTIFR %		3.22%

					Final scorecard result		62.27%

Discretion to be applied based on the number of fatalities in the financial year
The LTIFR award percentage will be adjusted as follows:
•The actual number of fatalities compared to average fatal incidents over the previous three years:
–Equal to or better than the average – full LTIFR award
–Up to 20% above the average – 60% of LTIFR award
–Between 20% and 40% above the average – 40% of LTIFR award
–More than 40% above the average – 0% of LTIFR award.

The board, with the assistance of the remuneration committee, has added an additional 5% to the formulaic outcome disclosed above to recognize the salary cuts taken last year and the extraordinary efforts of management to address the uncertainty and challenges of the Covid-19 impact on the business as well as the successful integration of recent acquisitions with minimal disruption.

FY21 total incentive award calculation
*    Please refer to table on total single-figure remuneration on page 155.

		Total incentive plan (TIP) FY21 award
Executive directors and prescribed officers	Cost to company*	Participation factor	BSC results	TIP value*	% settled in cash	TIP cash value*	% settled in shares	DSP awarded**	Vesting years
PW Steenkamp	10 307	250%	67.27%	17 334	40%	6 933	60%	222	5
BP Lekubo	6 792	230%	67.27%	10 337	40%	4 134	60%	132	5
HE Mashego	5 329	230%	67.27%	8 245	40%	3 298	60%	105	5
B Nel	5 797	230%	63.59%	8 479	40%	3 391	60%	108	5
VP Tobias	5 797	230%	67.27%	8 970	40%	3 588	60%	115	5
J van Heerden	7 869	230%	53.33%	9 652	40%	3 860	60%	123	5
MP van der Walt	5 016	230%	67.27%	7 698	40%	3 079	60%	98	5
* Figures in R’000
** Figures in ‘000

Share appreciation rights allocated in November 2014
The 2014 allocation vested in November 2017 and was exercisable in equal thirds on the subsequent anniversaries of the vesting. The 2014 allocation lapsed on 15 November 2020. The value or reward that accrues is based on the positive appreciation of the share price over time.

Performance shares awarded in November 2017
The vesting percentage of performance shares was based on the total shareholder return of the company, comprising two components: absolute and relative performance over the full three-year period.

The performance conditions were measured from 15 November 2017 to 31 October 2020 using a 20-day VWAP at the start and end of the three-year period. The 20-day VWAP at 15 November 2017 was R23.97. The 20-day VWAP at 31 October 2020 was R90.28.

Remuneration of executive directors and prescribed officers
Total single-figure remuneration
Executive director and prescribed officer remuneration, in terms of total single-figure remuneration, as required by King IV and in line with the guideline note issued by the Institute of Directors South Africa and the South African Reward Association, is detailed below.

Remuneration paid for the year ended 30 June 2021

	Salary and benefits	Retirement savings and contributions	Total incentive cash portion accrued	Total incentive deferred share portion accrued	Total single figure of remuneration	Less: amount accrued not settled in FY21	Plus: amount of previous accruals settled in FY21	Total cash remuneration
Executive directors
PW Steenkamp	8 739 581	1 470 968	6 933 693	10 400 540	27 544 782	(17 334 233)	6 192 246	16 402 795
F Abbott[1]	3 753 261	168 105	—	—	3 921 366	—	3 370 779	7 292 145
BP Lekubo	6 598 189	361 457	4 134 667	6 202 000	17 296 313	(10 336 666)	3 754 244	10 713 891
HE Mashego	4 857 097	630 619	3 298 342	4 947 513	13 733 571	(8 245 856)	2 747 848	8 235 563
Prescribed officers
B Nel	4 944 590	800 188	3 391 895	5 087 842	14 224 515	(8 479 737)	2 774 704	8 519 482
VP Tobias	5 259 592	677 403	3 588 186	5 382 279	14 907 460	(8 970 466)	3 204 488	9 141 482
MP van der Walt	4 310 067	520 888	3 078 807	4 618 211	12 527 973	(7 697 018)	2 508 905	7 339 860
J van Heerden[2]	7 869 000	287 000	3 860 000	5 791 222	17 807 222	(9 651 222)	3 854 000	12 010 000
1    Retired on 30 September 2020.
2    Salary is paid in AU$ and influenced by movement in the exchange rate.

Non-executive directors’ fees
On the recommendation of the remuneration committee, the board proposed an average increase in fees of 4.5% for non-executive directors, which was approved at the annual general meeting in November 2020. Non-executive director fees paid in FY21 are set out below:

Director (R000)	Note	2021[1]	2020[1]
Dr Patrice Motsepe		1 440	1 377
Joachim Chissano		636	611
Fikile De Buck		1 382	1 479
Ken Dicks[2]		198	670
Dr Simo Lushaba		1 160	1 205
Grathel Motau[3]		280	572
Modise Motloba		1 550	1 592
Dr Mavuso Msimang		968	822
Karabo Nondumo		923	852
Vishnu Pillay		1 130	1 023
Given Sibiya		676	669
Max Sisulu[2]		107	382
Peter Turner[4]		329	—
John Wetton		1 084	1 033
André Wilkens		986	933
Total		12 849	13 220
Notes
1    Directors’ remuneration excludes value-added tax.
2    Resigned on 30 September 2020.
3    Resigned on 18 December 2020.
4    Appointed on 19 February 2021.

The fees proposed for FY22 are included in the notice of the annual general meeting in our Report to shareholders 2021.

Engaging with shareholders
We received positive feedback from shareholders on our remuneration policy and remuneration report, with supporting votes of 97.43% and 98.18% respectively. Despite this support, we continue to engage with our shareholders and proxy voting agencies to enhance our governance and disclosure.

AUDIT AND RISK COMMITTEE: CHAIRPERSON’S REPORT

“The world we live in will keep on changing and it is the highest standards of governance that will continue to steer Harmony as an organisation, as it adapts to these changes”

DEAR SHAREHOLDER

I am pleased to represent the audit and risk committee report for the financial year ended 30 June 2021 (FY21).

This report considers those material matters on which the audit and risk committee (the committee) deliberated during the year. These matters extend beyond just statutory compliance and relate to the committee’s role in supporting value creation and delivery on Harmony’s strategic objectives.

Introduction
The audit and risk committee is an independent, statutory committee whose members are appointed annually by Harmony’s shareholders in compliance with section 94 of the South African Companies Act of 2008, as amended (the Act), and the principles of good governance. In addition to this Act, the committee’s duties are guided by the JSE Listings Requirements, the King IV Code on Corporate GovernanceTM* 2016 (King IV) and its terms of reference. In addition, the board of directors delegates oversight of specific functions to the committee.

*    Copyrights and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reserved.

Terms of reference
The formal board approved committee terms of reference (available on our corporate website, www.harmony.co.za), are reviewed and updated annually (or more frequently if required) by both the committee and the board. The committee is satisfied that it has conducted its affairs and discharged its responsibilities in accordance with its terms of reference.

Composition and function
Members: F De Buck (Chairperson); K Nondumo; Dr S Lushaba; J Wetton; G Sibiya

The committee’s diverse perspectives, independence, knowledge and experience enhance our governance structures. As at the date of this report, the committee has five members, all of whom are independent non-executive directors. For further detail on their qualifications, expertise and experience, refer to our website at https://www.harmony.co.za/who-we-are/board.

For further detail on their qualifications, expertise and experience, refer to our website at https://www.harmony.co.za/who-we-are/board.

The group chief executive officer and financial director – together with members of the executive team and senior managers representing areas relevant to the discussions at the audit committee, as well as the external auditors, the chief internal audit executive and assurance providers attend meetings either by standing invitation or as and when required.

Refer to 2021 notice of the annual general meeting in our Report to Shareholders for member appointments.

Responsibilities
The committee discharged all of those functions delegated to it in terms of the Act, terms of reference and the JSE Listings Requirements:
•To ensure the integrity of financial statements and related reporting, that they comply with IFRS, the SAICA Financial Reporting Guides and other relevant regulatory bodies stated above and fairly represent the financial position of the group, the company and our operations
•To monitor internal controls, the internal audit function, combined assurance and matters pertaining to the external auditors
•To oversee corporate governance, particularly in relation to legislative and regulatory compliance
•To oversee the management of risk, as well as information technology (IT) governance and cyber security.

The committee believes that it complied with its legal, regulatory and other responsibilities during the past financial year. No major concerns were raised in FY21. For more on the committee and its activities during the year, see Board committees.

Reporting
The committee reviewed the following 2021 reports and their related processes:
•Integrated annual report and its related FY21 suite of reports
•Mineral Resource and Mineral Reserve statement
•Annual financial statements and accounting practices
•Annual report filed on Form 20-F with the United States Securities and Exchange Commission.

The committee submits that these reports represent a balanced view of the group’s performance for FY21 and recommended them to the board for approval.

Duties discharged in FY21
•Reviewed the company’s quarterly and annual financial results
•Ensured it has access to all the financial information of Harmony to allow the company to effectively prepare and report on its financial statements
•Monitored the internal control environment in Harmony and found it to be effective
•Discussed the appropriateness of accounting principles, critical accounting policies, management’s judgements, estimates and impairments, all of which were found to be appropriate
•Ensured the appropriate financial reporting procedures, which include consideration of all entities included in the consolidated group IFRS financial statements, have been established and that these procedures are operating
•Considered the JSE‘s latest report on the proactive monitoring of financial statements
•Considered the appointment of the external auditor, PricewaterhouseCoopers Inc., as the registered independent auditor for the ensuing year
•Considered the suitability, and satisfied itself, of the external audit partner firm following assessment of the information provided by that firm, in terms of paragraph 3.84(g)(iii) and paragraph 22.15(h) of the JSE Listings Requirements, to determine the suitability of its appointment as the external audit firm and of the designated individual partner
•Ensured that the appointment of the external audit firm is presented and included as a resolution at the annual general meeting
•Satisfied itself that the external audit firm, PricewaterhouseCoopers Inc., was suitable and independent from the company
•Reviewed and approved external audit plans, terms of engagement and fees, as well as the nature and extent of non-audit services rendered by the external auditors
•Evaluated the independence and effectiveness of the internal audit function
•Reviewed and approved internal audit budget and risk-based plans
•Considered and approved the company’s internal audit charter
•Evaluated and coordinated the internal audit, external audit and sustainability assurance processes
•Received and considered reports from the external and internal auditors
•Considered the appropriateness, expertise and experience of the financial director, Boipelo Lekubo, and the finance function – both were found to be adequate and appropriate
•Evaluated and considered Harmony’s risks, and measures taken to mitigate those risks. In addition, the committee had a workshop for a detailed discussion on the company’s enterprise risk management. The entire board was invited to this session.
•Considered whether IT risks are adequately addressed and whether appropriate controls are in place to address these risks. The committee oversees and monitors the governance of IT on behalf of the board, a task it views as a critical aspect of risk management. Additionally, the committee considered the company’s IT strategy as well as the company’s cyber security policy for further review later in the year
•Considered and confirmed the company as a going concern
•Reviewed and recommended the company’s dividend policy for board approval
•Considered and approved the company’s non-audit services policy
•Reviewed and recommended changes to the committee’s terms of reference to the board for approval
•Reviewed the corporate governance and compliance policy and framework for board approval
•Reviewed the adequacy of the Group’s insurance coverage
•Reviewed legal matters that could have a significant impact on the company’s business.

Key focus areas in FY21
Interim and annual financial statements
The annual financial statements have been prepared in accordance with IFRS, SAICA Financial Reporting Guides, the requirements of the South African Companies Act 71 of 2008, the Listings Requirements of the JSE Limited and the recommendations of King IV.

In terms of paragraph 3.84(k) of the JSE Listings Requirements, the committee reviewed and assessed the process implemented by management to enable the chief executive officer (CEO) and the financial director (FD) to pronounce on the annual financial statements and the system of internal control over financial reporting. The results from the process were communicated to the committee. The committee considered deficiencies as well as the appropriateness of management’s response including remediation, reliance on compensating controls and additional review procedures. The committee, on behalf of the board, has noted the final confirmation of the CEO and FD. The CEO and the FD confirmation appears in the Financial Report.

Proactive monitoring
The committee oversaw the JSE proactive monitoring review, as Harmony was chosen for review in FY21. No material issues were raised and the JSE issued a closing letter wherein all responses provided by management on concerns raised were found to be satisfactory with recommendations made for future disclosures.

External auditor – appointment, independence and tenure
Having considered the external auditor’s previous appointments and the extent of other work undertaken for the group, the committee is satisfied that PwC is independent of the group, as per section 94(8) of the Act. The committee also satisfied itself as to the suitability of PwC and the designated audit partner.

A formal procedure has been adopted to govern the process whereby the external auditor may be considered for non-audit services and the extent of these services is closely monitored by the committee. Total fees paid to the external auditor for the year were R56.2 million, of which R55.3 million was for audit-related services, R0.9 million for non-audit services and Rnil for tax services.

PwC has been Harmony’s external auditor for 71 years. At the annual general meeting held on 20 November 2020, PwC was reappointed as the independent external auditor and undertook to hold office until the end of the 2021 annual general meeting on 7 December 2021.

As audit firm rotation will be mandatory from the financial year beginning on or after 1 April 2023, this will apply to the company from FY24. To ensure continuity during the company’s growth phase and because audit firm rotation is not yet compulsory, the audit and risk committee is of the opinion that PwC should remain as the company’s external auditor for the ensuing year.

The committee recommended to the board that PwC be re-appointed as the group’s independent external auditor, to hold office until the conclusion of the 2022 annual general meeting. The directors will propose the re-appointment of PwC at the annual general meeting to be held on 7 December 2021. Details can be found in the notice of the annual general meeting.

Following the mandatory audit partner rotation required every five years for the partner responsible for the group audit, Ms L Mngadi was appointed as the lead audit partner. She was responsible for the review performed on the results of the six months ended 31 December 2020 but has since resigned from PwC. Mr S Masondo took over as the individual registered lead audit partner responsible for the audit for the financial year ended 30 June 2021. The core audit team remained unchanged. The committee assessed PwC’s succession plan and found the process and plan satisfactory.

As part of Harmony’s commitment to transformation, PwC continued to partner on its audit with Ngubane & Co, a level 1 broad-based black economic empowerment company. To facilitate the transfer of skills in the audit of mining companies and registrants on the Securities and Exchange Commission in the United States, Ngubane & Co assisted PwC on the audit of our South African operations. PwC had overall responsibility for the audit and signed off the financial statements.

Internal controls and internal audit
Having reviewed the design, implementation and effectiveness of the group’s system of internal financial controls, the committee is satisfied that these are effective and form a reliable basis for the preparation of the financial statements. No findings came to the attention of the committee to indicate any material breakdown in internal controls during the past financial year.

In terms of internal audit, the committee is responsible for:
•Ensuring that the group’s internal audit function is independent and has the necessary resources, standing and authority within the group to enable it to perform its duties
•Overseeing cooperation between internal audit and the external auditors, and serving as a link between the board of directors and these functions.

In line with King IV and its recommendations, the committee has confirmed the effectiveness of the group chief audit executive, Ms Besky Maluleka-Ngunjiri, and is satisfied that she has the appropriate expertise and experience to meet the responsibilities of this position. The group chief audit executive reports quarterly, or as necessary, to the committee on internal audit and has direct access to the committee, primarily through its chairperson.

The committee is satisfied that internal audit follows an approved risk-based internal audit plan and regularly reviews the group’s risk profile. Internal audit submits an overall statement on the effectiveness of the group’s governance, risk management and control processes.

Combined assurance
The combined assurance framework was refined during the course of the year.

The committee is satisfied that the group has optimised the assurance coverage obtained from management, and internal and external assurance providers. The committee is also satisfied that the various external assurances that are obtained and related systems and procedures are effective in achieving the following objectives:
•Enabling an effective internal control environment
•Supporting the integrity of information used for internal decision-making by management, the board and its committees
•Supporting the integrity of external reports
•Minimising assurance fatigue.

Governance of risk
The audit and risk committee fulfils a dual function – as an audit committee and as a risk committee. Internal audit conducts regular and full assessments of the risk management function and framework, on which it reports to the committee. The committee is satisfied with the effectiveness of its oversight of risk governance in the group.

A detailed report on risk and its management, as recommended in King IV, is contained in Our risks and opportunities section. A report on risk is also shared with the board on a quarterly basis.

While the committee oversees the management of risks and opportunities on behalf of the board, it also has responsibility for particular risks, namely: increasing costs and declining margins, the increasing cost of regulatory compliance and its potential to compromise our licence to operate, and the technology upgrades.

In the past year, the committee oversaw the development of a new enterprise risk management and resilience policy, risk management guidelines and a new risk management framework to ensure continued focus on the company’s material risks. A risk workshop was also held with a majority of the board which included training on risks, assessing risk appetite and tolerance and the ten strategic risks of the company. The board further approved the group’s risk appetite and tolerance framework.

Appropriateness and experience of Financial Director and effectiveness of the finance function
The committee confirms that it is satisfied that Ms Boipelo Lekubo, the current Financial Director, possesses the appropriate expertise and experience to meet the responsibilities of this position.

Oversight of derivative programme
The committee also monitors and reviews the group’s derivative and hedging strategy. The derivative programmes currently in place were introduced in FY16. In terms of these programmes, 20% of gold production may be hedged while transactions for up to 25% of foreign exchange earnings may be entered into. For more on how these derivative programmes have performed, see the Financial director’s report in our Integrated annual report 2021.

Technology and information governance
We recognise the increasing importance that technology has as both a source of future opportunities and as a means by which we conduct our business and improve organisational efficiencies. This committee monitors the governance of information and communication technology on a quarterly basis.

The committee has delegated responsibility to management for digitising the company, implementing the policy on enterprise-wide technology and information management, and for embedding this policy into the day-to-day, medium- and long-term decision-making activities and culture of the organisation. All of this is integral to ensuring operational excellence and delivery on our first strategic pillar.

Given the multiple critical information system changes currently being implemented simultaneously across the organisation, this was a major focus area for the committee during the year. Progress was closely monitored with management providing detailed quarterly updates on this, as well as on challenges encountered and the steps taken to address such challenges.

In particular during the past year, as part of the process to digitise the company, the committee oversaw management’s implementation of two significant upgrade projects aimed at improving our operating and business efficiencies. The company completed the first phase of the centralised human resource management system (HRMS) to improve human capital management (HCM) efficiencies and continued with the upgrade of the enterprise resource planning (ERP) system. Ernst & Young (EY) provides assurance on the upgrade of the ERP system and implementation of the HRMS. No material issues or risks have been identified.

Dividend policy and dividends declaration
The board declared an interim ordinary dividend of 110 SA cents for the year ended 30 June 2021.In total, R677 million was paid on 19 April 2021. The board declared a final ordinary dividend of 27 SA cents for the year ended 30 June 2021, payable on 18 October 2021. In addition, dividend payments were made in 2021 to the non-controlling interest holders in Tswelopele Beneficiation Operation Proprietary Limited of R7 million..

Harmony declared an annual preference share dividend to the Harmony Gold Community Trust (the Trust). The board declared a preference dividend of R9 million and it was paid to the Trust on 10 August 2021.

In considering the payment of dividends, the board, with the assistance of the audit and risk committee, took into account the current financial status of the company and the payment of a proposed dividend subject to the successful application of the solvency and liquidity test as set out in section 4 of the Companies Act of 2008.

The company’s dividend policy is to pay a return of 20% on net free cash generated to shareholders, at the discretion of the board of directors.

Going concern
The audit and risk committee has reviewed a documented assessment, including key assumptions prepared by management, of the going concern status of the group. The board’s statement on the going concern status of the group, as supported by the committee, appears in the Directors’ report in our Report to shareholders 2021.

Integrated annual report
The committee has overseen the integrated reporting process, reviewed and recommended the 2021 reporting suite for approval by the board.

Events post year end
On 24 August 2021, a final dividend of 27 SA cents was declared, paid on 18 October 2021.

On 16 September 2021, the group concluded a three-year wage agreement with the unions for its South African operations.

In closing
In my final report as chairperson of the audit and risk committee and a member of the Harmony board, I wish to thank Dr Patrice Motsepe for his strong leadership and guidance since I joined the Harmony board in 2006.

Being a member of the Harmony board and the chairperson of the audit and risk committee has been most enriching, both professionally and personally. I am grateful for the opportunity I was given to so serve.

The world we live in will keep on changing and it is the highest standards of governance that will continue to steer Harmony as an organisation, as it adapts to these changes. To my fellow audit and risk committee members, board members and management, thank you for your continuous support, particularly during these unprecedented times; may you continue to create value for Harmony’s stakeholders.

Fikile De Buck
Chairperson: audit and risk committee

28 October 2021

SOCIAL AND ETHICS COMMITTEE: CHAIRPERSON’S REPORT

“By integrating the six capitals into our business strategy, we are building trust with stakeholders as we create shared value.”

DEAR SHAREHOLDER
Integrating the six capitals into our organisational strategy gives Harmony a compelling path to build trust with our employees and stakeholders as we grow and produce sustained outcomes.

At Harmony, good corporate citizenship and tangible acts of moral responsibility have become the way we do business. We have demonstrated our intent to a harmonious coexistence with host communities and to working collaboratively with our suppliers, communities and partners to ensure the development of healthy, inclusive communities.

Our commitment to our social contract was truly tested in the past year as Covid-19 continued to challenge the lives and livelihoods of our people. Harmony rose to the occasion and demonstrated resilience and commitment to our people, social partners and host communities. We have worked together to deliver shared value to Harmony and its shareholders, to the economies of countries where we operate, and to the people whose lives depend on our organisation. In partnership with government, we have also delivered a robust vaccination programme to our employees. I am very proud of Harmony and what it achieved this year. See Our response to Covid-19 for further details.

We understand that implementing sound corporate governance practices to mine ethically cannot be compromised or negotiated – our licence to operate rests on legitimate and ethical leadership. Equally, the principles of sustainable development are fundamental in ensuring sustainability and profitability for our stakeholders. Accordingly, we have applied the principles of King IV with greater emphasis on ethical governance and conduct, and responsible corporate citizenship to support the sustainable growth of the company.

This committee has a specific mandate set out by the Companies Act. It is also responsible for overseeing governance and our performance in terms of our sustainable development activities. These include ESG considerations; ethics management; stakeholder engagement; employee relations, including empowerment, transformation, employee health and wellness; environmental management and stewardship; socio-economic development and upliftment; and public health and safety. The committee also considered the inevitable trade-offs between capitals to ensure Harmony continues to create shared value.

The committee complied with its regulatory, legal and other responsibilities mandated by the board. For further details on the committee, its members and activities in the review period, refer to Corporate governance.

Ethics management

The Ethics Institute of South Africa is currently assisting management and the committee to embed and further improve the governance of organisational ethics. While the governance of ethics is mandated to this committee, the board sets the group’s approach to ethics and is equally responsible and committed to the highest standards of ethical conduct throughout Harmony - see Organisational ethics in Corporate governance.

The impact of illegal mining on our economy and stakeholders remains a challenge in South Africa. Further partnerships and collaborations are required to develop innovative solutions to this issue. The committee continued to monitor and assess key improvement areas to address this challenge in Harmony and the industry at large. See Land rehabilitation and management.

Value creation
As part of ongoing initiatives to create and share value, this committee continues to assess, review and approve the ethics policy, stakeholder engagement policy, environmental policy, employment equity and the preferential procurement policy and strategy. Although some gaps are still being addressed, we are particularly pleased with the company’s progress against short-, medium- and long-term targets.

In the review period, the committee focused on ESG issues and its oversight role. Understanding that our business may have an impact on ecosystems, we ensure that our environmental management programmes are robust and effective.

Pivotal to our environmental strategy is our climate-change and decarbonisation strategy. Since 2016, we have concentrated on using less energy, and being more efficient in how we use that energy. Through numerous initiatives, we effected a saving of 1.3 terawatt hours, translating to a 1.2-million tonne CO2 reduction and R1 billion in electricity cost savings. We are focused on finalising our decarbonisation strategy and will release our science-based targets and net-zero emissions target in coming months.

The committee also carefully considered the company’s preferential procurement strategy and enterprise supplier development in South Africa and Papua New Guinea to assess our contribution and impact in local communities. Harmony has made steady progress with its preferential procurement strategy to integrate black-owned businesses into its supply chain. We must ensure that these transformation initiatives include our communities, and Harmony has been resolute about advancing opportunities to entrepreneurs in host communities. We are grateful to our supply-chain partners who work with us to promote inclusive participation by black-owned, black women-owned and youth-owned companies. Harmony has already achieved its targets for FY25 by spending over 80% of its discretionary expenditure with companies that have more than 25% black ownership, which includes over 50% with companies that have more than 50% black ownership.

Harmony has complied with the mining charter year on year and on its SLP (social and labour plans) delivery. With the recent acquisition and integration of Mponeng mine and Mine Waste Solutions, Harmony was unable to fully deliver against SLP targets. These delays were communicated to and revised completion dates agreed with the regulator.

In addition, the committee deliberated on the improvement in the company’s stakeholder engagement approach to proactively reach all levels of government and host communities in South Africa and Papua New Guinea. This stakeholder-inclusive approach focuses on reactive and proactive engagements, which positions Harmony well with its stakeholders and increases our social and reputational capital.

The successful three-year wage agreement signed in September 2021 with all five organised-labour representatives is testament to our inclusive approach. For our stakeholders, an agreement of this nature secures a stable labour force with limited business interruptions.

With this agreement in place, we can continue to focus on the wellness and safety of our employees during the pandemic and beyond. The safety and health of our workforce remains a key focal point because they are the cornerstone of Harmony’s sustainability. Safety is an important consideration in terms of ESG and during board discussions. The technical committee has specific oversight of employee safety, while this committee focuses on employee health and public safety.

For more on our approach and initiatives on employee safety, see the Chief executive officer’s report and Safety and health.

The board, through the remuneration committee, ensures the implementation of Harmony’s remuneration policies as approved by shareholders. We remunerate fairly and responsibly by ensuring that our remuneration is market-related and in line with the performance of the company. Our safety and ESG outcomes are therefore carefully considered and reinforced in our remuneration policy. For more detail on our remuneration policy, refer to the Remuneration report.

In FY20, we published our first report in line with recommendations of the TCFD in our suite of annual reports. The purpose of this report was to improve our risk management processes and articulate the likely financial impact of climate change on the company’s balance sheet and income statement. This report was well received and we have published a similar report this year. For ten years, prior to FY20, we had submitted reports to the CDP Climate Change and CDP Water (formerly the Carbon Disclosure Project). We believe that this enhanced disclosure provides better understanding and context of the implications, financial and otherwise, for Harmony of climate change. It also facilitates the company’s evolution to a low-carbon economy. See Environmental management and stewardship.

World Gold Council – responsible gold mining principles
The World Gold Council’s responsible gold mining principles acknowledge the unique roles of gold and gold mining in many countries and communities. In South Africa especially, the gold mining industry has a unique role. These principles address key ESG issues – ten in all – and provide a single, consolidated framework of what constitutes responsible gold mining. This provides trust for consumers, investors and the downstream supply chain that the gold we produce has been responsibly mined and processed.

Harmony champions responsible mining and we believe this framework will reinforce good practices at our operations. We are therefore formally implementing the framework.

United Nations Sustainable Development Goals
As in the previous year, Harmony interrogated the individual SDGs and our contribution to achieving these goals by 2030. In the ESG report – see Our sustainability strategy – we explain the goals that are central to our core business and strategy (tier 1), and those where we can contribute through our socio-economic development activities (tier 2). For more information, see Caring for our workforce, Empowering communities, Environmental management and stewardship and Safety and health.

In closing
As this is my last report as chairman of the social and ethics committee, I wish to thank my fellow committee members and management for their support and contribution to ensuring Harmony’s progress towards a sustainable future. Over the years, a concerted effort has been placed on creating value for our stakeholders, particularly our employees and the communities within which we operate.

The essence of creating value cannot be viewed in isolation as there are opportunities for Harmony to further improve to ensure that we never lose our commitment to comply with the best safety, health, environmental, social, ethical and governance standards. The board fully supports this committee in this commitment.

Dr Simo Lushaba
Chairperson: social and ethics committee

28 October 2021

MINING CHARTER III – COMPLIANCE SCORECARD

We discuss our performance against the mining charter throughout this report. The charter is focused on transformation of the South African mining industry as a whole by promoting equal access to and ownership, expanding business opportunities for historically disadvantaged persons (HDPs), redressing the imbalances of historical injustices and enhancing the social and economic welfare of employees and mine communities.

The mining charter is not a static document – it has been debated and revised a number of times, and is now in its third iteration (effective 2018 and known as Mining Charter III). Although the High Court has ruled on specific elements of this charter (refer CEO’s report in integrated annual report), Harmony will continue to work towards full compliance because we believe this supports our social licence to operate.

The table summarises our performance against targets for each pillar for the calendar year to 31 December 2020 (the regulatory reporting period).

Mining Charter III scorecard for 2020 (January-December)

	Measure	Target	Progress	Score
1 REPORTING
Has the company reported its level of compliance with the mining charter for the calendar year?	Report annually	Yes	Yes	✓
2 OWNERSHIP
Minimum target for effective ownership by historically disadvantaged South Africans	Meaningful economic participation; full shareholder rights	26%	>30%	✓
3 EMPLOYMENT EQUITY
Diversification of workplace to reflect the country’s demographics and attain competitiveness	Representation of historically disadvantaged persons	Board: 50%	73%	✓
		Executive committee: 50%	50%	✓
		Senior management: 60%	56%	✗
		Middle management: 60%	54%	✗
		Junior management: 70%	66%	✗
		Core and critical skills: 60%	71%	✓
	Representation of women	Board: 20%	33%	✓
		Executive committee: 20%	25%	✓
		Senior management: 25%	27%	✓
		Middle management: 25%	26%	✓
		Junior management: 30%	19%	✗
	Employees with disabilities	1.5%	0.3%	✗
4 HUMAN RESOURCE DEVELOPMENT
Development of the requisite skills, particularly in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation	Human resource development expenditure as percentage of total annual leviable amount (excluding mandatory skills development levy)	Invest 5% of leviable amount as defined in human resource development element in proportion to applicable demographics (employees and non-employees)	5%	✓
5 MINE COMMUNITY DEVELOPMENT*
Meaningful contribution towards mine community development in keeping with the principles of the social licence to operate	Implementation of approved commitments in the social and labour plan	100%	94%	✗
* Mine community development is reported according to Harmony’s financial year, as agreed with DMRE. This report covers mine community development for the period July 2020 to June 2021.

	Measure	Target	Progress	Score
6 PROCUREMENT AND ENTERPRISE DEVELOPMENT
Total procurement budget spend on goods and services	Mining goods A minimum of 70% of total mining goods procurement spend must be spent on South Africa-manufactured goods sourced from BEE-compliant manufacturing companies. Excludes spend on utilities (electricity and water), fuels, lubricants and land rates	21% of total mining goods budget must be spent on South African-manufactured goods produced by 50% + 1 vote HDP-owned and controlled companies	49%	✓
		5% of total mining goods budget must be spent on South Africa-manufactured goods produced by 50% + 1 women and/youth-owned and controlled companies	6%	✓
		44% of total mining goods budget must be spent on South Africa-manufactured goods produced by at least level 4 BEE 25% + 1 compliant companies	27%	✗
	Services A minimum of 80% of total spend on services must be sourced from South Africa-based companies	65% of total services budget must be spent on South African companies that are 50% + 1 vote HDP-owned and controlled companies	48%	✗
		15% of total services budget must be spent on South African companies that are 50% + 1 vote women-owned and controlled companies	9%	✗
		5% of total services budget must be spent on South African companies that are 50% + 1 vote youth-owned and controlled	1%	✗
		10% of total services budget must be spent on South African companies that are at least at level 4 BEE + 25% + 1 compliant companies	15%	✓
	Research and development	A minimum of 70% of total research and development budget to be spent on South Africa-based entities	100%	✓
	Sample analysis	Use South Africa-based facilities or companies for analysis of 100% of all mineral samples across mining value chain	100%	✓
7 HOUSING AND LIVING CONDITIONS
	Improve standard of housing and living conditions of mine employees	Implement all commitments in the housing and living conditions standard	100%	✓